As filed with the Securities and Exchange Commission on February 13, 2007
Registration No. 333-139468
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Clearwire Corporation
(Exact name of registrant as specified in its charter)

Delaware	4899	56-2408571
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5808 Lake Washington Boulevard NE, Suite 300
Kirkland, Washington 98033
(425) 216-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
5808 Lake Washington Boulevard NE, Suite 300
Kirkland, Washington 98033
(425) 216-7600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff	Marcus J. Williams	William H. Hinman, Jr.
Kirkland & Ellis LLP	Davis Wright Tremaine LLP	Simpson Thacher & Bartlett LLP
Citigroup Center	2600 Century Square	2550 Hanover Street
153 East 53rd Street	1501 Fourth Avenue	Palo Alto, California 94304
New York, New York 10023	Seattle, Washington 98101	Tel. (650) 251-5000
Tel. (212) 446-4800	Tel. (206) 622-3150	Fax (650) 251-5002
Fax (212) 446-4900	Fax (206) 628-7699

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered(1)(2)	Price Per Share(3)	Offering Price	Registration Fee(4)
Class A common stock, par value $0.0001	23,000,000	$25.00	$575,000,000	$61,525

(1)	Estimated pursuant to Rule 457(a).

(2)	Including shares of Class A common stock which may be purchased by the underwriters to cover over-allotments, if any.

(3)	Anticipated to be between $23.00 and $25.00 per share.

(4)	Pursuant to Rule 457(p) under the Securities Exchange Act of 1933, the registration fee is partially offset by the payment of $42,800 in registration fees previously paid by Clearwire with respect to unsold shares of common stock registered under the Registration Statement on Form S-1 (Registration No. 333-133993) of Clearwire Corporation filed with the Securities and Exchange Commission on May 11, 2006 and subsequently withdrawn.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated February 13, 2007

PROSPECTUS

20,000,000 Shares

Clearwire Corporation
Class A Common Stock

This is Clearwire Corporation’s initial public offering. We are offering 20,000,000 shares of our Class A common stock. We expect the public offering price to be between $23.00 and $25.00 per share.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock.

Unless otherwise indicated, all share numbers and per share prices in this prospectus give effect to a reverse stock split that will become effective prior to the completion of this offering. Upon the effectiveness of the reverse stock split, every three shares of our Class A common stock will be combined into one share of Class A common stock, and every three shares of our Class B common stock will be combined into one share of Class B common stock.

Currently, no public market exists for our common stock. We have applied to have our shares of Class A common stock approved for quotation on the Nasdaq Global Market under the symbol “CLWR.”

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Clearwire Corporation	$	$

The underwriters may also purchase up to an additional 3,000,000 shares of our Class A common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2007.

Merrill Lynch & Co.	Morgan Stanley	JPMorgan

Wachovia Securities	Bear, Stearns & Co. Inc.	Citigroup	Jefferies & Company

Raymond James	ThinkEquity Partners LLC	Stifel Nicolaus

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

This offering is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the UK Financial Services and Markets Act 2000, or FSMA, and each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which section 21(1) of FSMA does not apply to us. Each of the underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to “Clearwire, “the Company,” “we,” “our,” or “us” refer to Clearwire Corporation and its consolidated subsidiaries.

Our Company

We build and operate next generation wireless broadband networks that enable fast, simple, portable, reliable and affordable Internet communications. Our wireless broadband networks cover entire communities and deliver a high-speed Internet connection that not only creates a new communications path into the home or office, but also provides a broadband connection anytime and anywhere within our coverage area. We intend to evolve our network and the services we provide to facilitate a greater range of mobile communications services than we currently offer.

Our current service is both competitive with and complementary to existing wireline and wireless networks. Our subscribers may access the same rich content, applications and services as subscribers of wireline broadband services, while also experiencing much of the freedom and flexibility that large scale wireless networks enable. We believe our network combines some of the best features of cellular, cable modem, digital subscriber line, or DSL, and wireless fidelity, or WiFi, networks into a single service offering that legacy networks do not currently match. As our capabilities evolve, we also expect to develop and offer additional innovative and differentiated products and services. Our recently introduced voice over Internet protocol, or VoIP, telephony service is one example of a service that complements our current wireless broadband offering. Our current wireless broadband Internet access service is:

•	Fast. We offer connectivity speeds that typically exceed cellular networks and are competitive with wireline broadband offerings.

•	Simple. Our services are easy to acquire and use, with no software or professional installation typically required.

•	Portable. Unlike wired networks, our customers can access our network from anywhere within our coverage area.

•	Reliable. We use licensed radio frequencies, or spectrum, which enables us to minimize interference common on certain wireless networks that use unlicensed or shared radio frequencies.

•	Affordable. We offer a value proposition that is competitive while recognizing the unique benefits of our service offerings.

We were founded by telecommunications pioneer Craig O. McCaw, our Chairman, in October 2003, and we launched our first market in August 2004. By December 31, 2006, we offered our services to more than 9.6 million people in the United States and Europe. Our network in the United States is deployed in 34 markets across more than 350 municipalities and covers an estimated 8.6 million people. Our markets range from major metropolitan areas to small, rural communities, and all sizes in between. As of December 31, 2006, we also offered our wireless broadband services internationally in Brussels, Belgium and Dublin, Ireland, where our network covers approximately 1.0 million people.

Subscribers have rapidly adopted our services as we have grown from approximately 1,000 wireless broadband Internet subscribers as of September 30, 2004 to more than 206,000 as of December 31, 2006. We estimate that the average monthly increase in our subscriber penetration rate, calculated by dividing the number of new subscribers by the number of households covered by our network, ranged between 0.5% to 0.7% for each of the twelve months ended December 31, 2006. We believe that substantially all of the households we cover have access to cable modem and/or DSL Internet services, leading us to conclude that our rapid subscriber growth rates reflect the mass market appeal and robust customer demand for our differentiated services, even in the presence of highly competitive wireline broadband alternatives.

Our advanced wireless broadband network currently relies on network infrastructure equipment that is based on proprietary non-line-of-sight, or NLOS, Orthogonal Frequency Division Multiplexing, or OFDM, technologies. We have committed to deploy networks based on the IEEE mobile Worldwide Interoperability of Microwave Access 802.16e-2005, or mobile WiMAX, standard once mobile WiMAX equipment is commercially available and meets our requirements. As with our current network infrastructure equipment, we expect mobile WiMAX to support fixed, portable and mobile service offerings using a single network architecture. In addition, as mobile WiMAX is a standards-based technology, we expect manufacturers to eventually offer a number of handheld communications and consumer electronic devices that will be enabled to communicate using our mobile WiMAX network, including notebook computers, ultramobile personal computers, or PCs, personal data assistants, or PDAs, gaming consoles, MP3 players, and other handheld devices. However, because mobile WiMAX technologies have not yet become commercially available, we cannot assure you that we will be able to deploy mobile WiMAX technologies in our network or that mobile WiMAX will be competitive with other available technologies.

In addition, we and Intel Corporation, or Intel, have agreed to jointly develop, promote and market a mobile WiMAX service offering as a co-branded service available only over Clearwire’s mobile WiMAX network in the United States. This service will target users of notebook computers, ultramobile PCs, and other mobile computing devices containing Intel microprocessors.

We are an early stage company, and as such we are investing heavily in building our network and acquiring other assets necessary to expand our business. As a result, we have a history of operating losses and expect to have significant losses in the future. As of September 30, 2006, our accumulated deficit was approximately $366.2 million, and our total indebtedness was approximately $755.7 million. We believe our cash and short-term investments afford us adequate liquidity for the next 12 months, although we may raise additional capital during this period if acceptable terms are available. We also expect to require substantial additional capital in the long-term to fund our business and our success and viability will depend on our ability to raise additional capital on reasonable terms.

Industry

We believe the U.S. broadband market offers significant long-term growth potential. According to IDC’s U.S. Broadband Services 2006-2010 Forecast (September 2006), the U.S. residential broadband market is expected to grow at a 14.3% compound annual growth rate between 2006 and 2010. According to that same report and IDC’s June 2006 Internet Commerce Market Model, Version 10.2, broadband penetration is expected to exceed 68% of U.S. households by 2010, up from 36% in 2005, as dial-up subscribers migrate to broadband connectivity and people with no Internet access become broadband subscribers. Based on those same reports, the worldwide broadband market is expected to experience similar growth trends. In its November 2006 Worldwide WiMAX Forecast, Gartner Dataquest estimates that the size of the North American WiMAX market will increase from approximately 30,000 connection installed bases in 2006 to 21.2 million in 2011, and the worldwide market will increase from 180,000 connection installed bases in 2006 to 84.8 million in 2011. In addition to growing broadband demand, the rapid growth of mobile email products, as well as sales of notebook computers and ultramobile PCs, leads us to believe that subscribers will increasingly favor Internet access that provides for the portability offered by our existing network and, once commercially deployable, the mobility offered by WiMAX.

As wireless broadband becomes more widely available, we believe demand for mobile applications will dramatically increase, including demand for email, web browsing, VoIP telephony, streaming audio and video, video conferencing, gaming, e-commerce, music and video downloading and file transfers. For instance, the U.S. VoIP-based broadband telephony market is expected to grow from 4.3 million households in 2005 to 22.5 million households by 2010, according to Jupiter Research’s Broadband / Voice Over IP (September 2006) report, representing approximately a 39% compound annual growth rate. The worldwide VoIP telephony market is expected to experience similar growth trends, according to iSuppli’s August 2006 Wired Communications Topical Report.

Competitive Strengths

Our business is characterized by the following competitive strengths:

•	Differentiated Services. We offer our subscribers competitively priced services that combine speed, simplicity, portability and reliability. We believe that DSL, cable and cellular networks do not deliver all of these characteristics in a single service offering. While many companies around the world have announced their intention to test and/or deploy WiMAX or mobile WiMAX networks, including some companies that currently operate PCS or cellular networks, we believe our business model is unique. Nevertheless, we may compete with companies in certain of our markets that adopt technologies and/or business models that are substantially similar to ours, and some of these competitors may be better established and have greater resources than we do.

•	Attractive Spectrum Position. We use licensed spectrum, which allows us to minimize the interference common to many networks that use unlicensed spectrum, including WiFi networks. The supply of licensed spectrum is limited, creating significant barriers to entry for competing wireless services. We believe that we have the second largest spectrum position in the 2.5 GHz (2495-2690 MHz) band in the United States with a spectrum portfolio that includes approximately 12.0 billion MHz-POPs, an industry metric that represents the amount of spectrum in a given area, measured in Megahertz, multiplied by the estimated population of that area. As of December 31, 2006, our spectrum rights in the United States covered an estimated 214 million people. In Europe, as of December 31, 2006, we held approximately 8.7 billion MHz-POPs of spectrum, predominantly in the 3.5 GHz band, covering approximately 199 million people. We plan to continue acquiring spectrum in markets that we believe are attractive for our service offerings. If demand increases for spectrum rights, our spectrum acquisition costs may increase, which may place competitors with greater capital resources at an advantage over us.

•	Efficient Economic Model. We believe our economic model for deploying our services is based on replicable and scalable individual market builds, allowing us to repeat our build-out processes as we expand. Once our network is deployed, we are typically able to leverage our fixed costs over an increasing number of subscribers. We believe our model requires lower fixed capital and operating expenditures relative to other wireless and wireline broadband service providers. As of September 30, 2006, 25 of our 26 markets in the United States that had been in operation for more than nine months had positive cash flow from operations before marketing expenses.

•	World-Class Management Team. Regarded as a pioneer and leader in the wireless communications industry, Mr. McCaw has been an active entrepreneur, operator and investor in the industry for more than 35 years. In addition to Mr. McCaw, our senior management team consists of a core group of five senior executives, who together average almost 25 years of experience in or serving the communications and technology industries with companies such as McCaw Cellular, AT&T Wireless, Nextel Communications, Nextel Partners, Intel and others.

•	Strong Strategic Relationships. We have key strategic relationships with three industry leaders, Intel, Motorola and Bell Canada, which, directly or through their affiliates, have invested a total of approximately $1.1 billion in our equity securities. We believe our strategic relationships with Intel, Motorola and Bell Canada place us in an advantageous position with respect to access to equipment, deployment of mobile WiMAX and development of other value added services, such as VoIP telephony. We currently depend on these strategic relationships to provide equipment that meets our requirements on a timely basis. If the equipment is not available on a timely basis, our ability to execute our business strategy and operate our business may be impaired.

Business Strategy

We intend to continue to grow our business by pursuing the following strategies:

•	Deploy our service broadly and increase our subscriber base rapidly. We intend to deploy our network throughout the United States and internationally in markets that we find attractive. We believe that this broad deployment will enable us to rapidly increase our subscriber base. We are contractually committed to use commercially reasonable efforts to deploy mobile WiMAX networks in the United States if and when that technology meets certain requirements. If this occurs, we expect to deploy mobile WiMAX networks in our new markets in the United States and in other countries and, over time, migrate our existing markets to the same technology.

•	Build our spectrum position. We intend to continue acquiring spectrum in the United States and in other countries, thereby increasing the number of markets in which we are able to offer our services.

•	Enhance portability and mobile service offerings. We will continue to focus on enhancing the portability of subscriber equipment and to work with vendors to introduce devices that will allow us to offer fully mobile services, whether based on our existing Expedience network or on our planned mobile WiMAX network. We intend to introduce a PC Card for our Expedience network in the second half of this year that will facilitate greater mobile access to our services. We further believe that commercial deployment of mobile WiMAX will lead to the development and availability of mobile products that are compatible with our planned mobile WiMAX network.

•	Offer premium value added services. We intend to generate incremental revenues, leverage our cost structure and improve subscriber retention by offering a variety of premium services. We currently offer VoIP telephony services in 13 markets, and plan to expand this offering to other markets in the future. We also plan to offer other premium services and applications, which may include WiFi hotspots, public safety services, security services, and subscription-based technical support. We believe that our planned mobile WiMAX deployment will enable us to offer additional premium services that take advantage of the capabilities of this technology.

General Information About This Prospectus

Clearwire®, ClearBusiness®, ClearPremium®, ClearClassic® and ClearValue® are registered trademarks of Clearwire. NextNet® and Expedience® are registered trademarks of NextNet Wireless, Inc., a wholly-owned subsidiary of Motorola, Inc. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

Our Corporate Information

As of December 31, 2006, Mr. McCaw, through his affiliates, owned Class A common stock and Class B common stock representing approximately 52% of our combined voting power. As of December 31, 2006 Intel Pacific, Inc., which changed its name to Intel Capital Corporation on January 30, 2007 and is referred to in this registration statement as Intel Capital, and its affiliates owned Class A common stock and Class B common stock representing approximately 32% of our combined voting power. By virtue of a voting agreement, Mr. McCaw and Intel Capital, along with their respective affiliates, together beneficially own shares of capital stock representing approximately 83% of our voting power. We and affiliates of Mr. McCaw and Intel Capital are parties to a voting agreement that requires each of these stockholders to vote its shares in favor of four directors designated by Eagle River Holdings, LLC, or ERH, an entity controlled by Mr. McCaw, and, depending on Intel’s ownership of our outstanding capital stock, up to two directors designated by Intel Capital. Intel Capital’s obligation to vote its shares in favor of the four ERH designees is not subject to any minimum ERH share ownership requirement, which means that ERH will retain these rights even if it no longer holds any shares of our capital stock. This voting agreement will remain in effect after this offering. As a result of the combined voting power of Mr. McCaw and Intel and their voting agreement, we intend to rely on exemptions from certain Nasdaq Global Market corporate governance standards.

We are a Delaware corporation. Our principal executive offices are located at 5808 Lake Washington Boulevard NE, Suite 300, Kirkland, Washington 98033, and our telephone number is (425) 216-7600. Our website address is http://www.clearwire.com. Information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus.

Unless otherwise indicated, all of the share numbers and per share prices in this prospectus give effect to a reverse stock split that will become effective prior to the effectiveness of the offering. Upon the effectiveness of the reverse split, every three shares of our Class A common stock will be combined into one share of Class A common stock and every three shares of our Class B common stock will be combined into one share of Class B common stock.

The Offering

Issuer	Clearwire Corporation

Common stock offered by Clearwire	20,000,000 shares of Class A common stock. We also have granted the underwriters an option to purchase up to an additional 3,000,000 shares of Class A common stock to cover over-allotments in connection with this offering.

Common stock outstanding after the offering	Following the consummation of this offering, and assuming the underwriters’ over-allotment option is not exercised in full, we will have outstanding:

• 129,325,236 shares of Class A common stock; and

• 28,596,685 shares of Class B common stock.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Shares of Class A common stock are entitled to one vote per share and shares of Class B common stock are entitled to ten votes per share. Shares of Class B common stock convert to shares of Class A common stock on a one to one basis at any time at the option of the holder and automatically under certain circumstances involving the transfer of such shares. As used in this prospectus, the term “common stock” means our Class A common stock and the term “capital stock” means our Class A and Class B common stock, unless otherwise specified.

Use of proceeds	We will receive net proceeds from this offering of approximately $445 million, or approximately $513 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $24.00 per share (which represents the midpoint of the range set forth on the cover of this prospectus) and after deducting the estimated underwriting discount, commissions and offering expenses. We will use the proceeds of this offering for market and network expansion, spectrum acquisitions and general corporate purposes.

Proposed Nasdaq Global Market symbol	“CLWR”

The number of shares outstanding following this offering is based on 107,646,310 shares of Class A common stock and 28,596,685 shares of Class B common stock outstanding as of September 30, 2006, and reflects a one for three reverse stock split that will become effective prior to closing of this offering, and excludes:

•	11,270,405 shares of Class A common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $9.30 per share;

•	15,000,000 shares of Class A common stock to be reserved for issuance under our 2007 Stock Compensation Plan which was adopted in January 2007 including shares of Class A common stock previously reserved for issuance under our 2003 Stock Option Plan;

•	18,802,635 shares of Class A common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $14.02 per share;

•	28,596,685 shares of Class A common stock issuable upon conversion of our outstanding Class B common stock;

•	677,666 shares of Class A common stock issuable upon the closing of pending spectrum acquisitions;

•	376,666 shares of Class A common stock issuable upon exercise of warrants to be issued upon the closing of pending spectrum acquisitions, with a weighted average exercise price of $22.50 per share; and

•	1,678,926 shares of Class A common stock issued during the three months ended December 31, 2006.

Summary Consolidated Financial Data

The information set forth below should be read in conjunction with the information under “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The balance sheet data is a summary of our consolidated balance sheet as of September 30, 2006, on an actual basis and on an as adjusted basis to give effect to the application of the net proceeds from this offering at an assumed initial public offering price of $24.00 per share (which represents the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts, commissions and offering expenses, but assuming no exercise of the underwriters’ over-allotment option. The statement of operations data for the period from October 27, 2003 (inception) through December 31, 2003 and for the years ended December 31, 2004 and 2005 was derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the nine-month periods ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to state fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results for the entire year.

	October 27, 2003
	(inception) to	Year Ended		Nine Months Ended
	December 31,	December 31,		September 30,
	2003	2004(1)	2005(1)	2005(1)	2006(1)
	(In thousands, except per share data)

Statement of Operations Data:
Service	$25	$243	$8,451	$4,490	$43,855
Equipment and other (includes related party sales)	—	15,035	25,003	10,252	32,583

Total revenues	25	15,278	33,454	14,742	76,438
Cost of goods and services (exclusive of items shown separately below):
Cost of service	110	3,031	13,086	6,069	33,999
Cost of equipment (includes related party costs)	—	9,816	10,483	6,459	19,674
Selling, general and administrative expense	1,074	24,201	106,211	69,256	142,532
Research and development	22	5,805	9,639	6,985	8,470
Depreciation and amortization	27	2,552	11,913	6,998	26,372
Spectrum lease expense	163	2,987	9,356	5,050	14,649
Gain on sale of Next Net	—	—	—	—	(19,793)

Total operating expenses	1,396	48,392	160,688	100,817	225,903

Operating loss	(1,371)	(33,114)	(127,234)	(86,075)	(149,465)
Interest (expense) income — net	—	1,160	(11,520)	(4,217)	(42,891)
Foreign currency transaction (losses) gains — net	—	172	20	67	(20)
Other income (expense) — net	—	(292)	3,802	3,272	7,711
Income tax provision	—	—	(1,459)	(934)	(1,875)
Losses from equity investees — net	—	(988)	(3,946)	(2,749)	(5,757)
Minority interest in net loss of consolidated subsidiaries	—	20	387	1,046	446

Net loss	$(1,371)	$(33,042)	$(139,950)	$(89,590)	$(191,851)

Net loss per common share —
Basic and diluted	$(0.88)	$(0.90)	$(1.97)	$(1.28)	$(2.30)
Weighted-average common shares outstanding —
Basic and diluted	1,555	36,791	71,075	69,920	83,595
Other Financial Data:
Capital expenditures	$64	$12,815	$132,724	$101,089	$129,032

(1) As restated, see Note 18 to the consolidated financial statements for further information.

	As of December 31,			As of September 30,
	2003	2004	2005	2006(5)
	(In thousands)

Operating Data:
Network covered population:
United States(1)	—	480	3,788	5,593
International(2)	—	—	765	995
Network covered households:(3)
United States	—	192	1,515	2,237
International(2)	—	—	326	409
Subscribers:(4)
United States	—	3.5	56.2	144.4
International(2)	—	—	6.1	17.9

(1)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available. Our calculation of covered population is based on our estimate of covered households multiplied by 2.5 persons per household.

(2)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available for our consolidated subsidiaries only, and excludes data regarding our equity investees. Our calculation of covered population is based on estimates from Economist Intelligence Unit database covered households multiplied by 2.3 and 3.0 persons per household, respectively for Brussels, Belgium and Dublin, Ireland.

(3)	Represents our estimate of the number of single residence homes, apartments and condominium units in the geographic areas in which our wireless broadband service is commercially available. Our estimate is based on information extrapolated from 2000 U.S. census data and other market information.

(4)	Represents the number of individuals and business or governmental entities receiving wireless broadband connectivity through our network.

(5)	Certain coverage and subscriber data as of December 31, 2006 is disclosed elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,251,211	$1,696,211
Property, plant and equipment — net	248,653	248,653
Total assets	2,072,592	2,517,592
Long-term debt (net of discount of $115,203)	639,243	639,243
Total stockholders’ equity	$1,312,314	$1,757,314

RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. Before investing in our common stock you should consider carefully the following risks, together with the financial and other information contained in this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be adversely affected. In that case, the trading price of our common stock would likely decline and you may lose all or a part of your investment.

Risks Relating to Our Company

We are an early stage company, we have a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future.

We have only recently begun to implement our business strategy and we amended that strategy significantly in connection with our sale of NextNet in August 2006. We have recorded a net loss in each reporting period since our inception. Our net loss in the year ended December 31, 2004 and 2005, and in the nine months ended September 30, 2006, was approximately $33.0 million, $140.0 million and $191.9 million, respectively. Our accumulated deficit at September 30, 2006 was approximately $366.2 million. As Clearwire is at an early stage of development, we cannot anticipate with certainty what our earnings, if any, will be in any future period. However, we expect to incur significant net losses as we develop and deploy our network in new and existing markets, expand our services and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations will be adequate to cover our anticipated expenses. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in our common stock;

•	we may be unable to develop and deploy our network, expand our services, meet the objectives we have established for our business strategy or grow our business profitably, if at all;

•	it may be difficult to predict accurately our key operating and performance metrics because of our limited operating history; and

•	our network and related technologies may fail or the quality and number of services we are able to provide may decline if our network operates at maximum capacity for an extended period of time.

If we are unable to execute our business strategy and grow our business, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be materially and adversely affected.

If we do not obtain additional financing, our business prospects, financial condition and results of operations will be adversely affected.

We do not expect to satisfy all of our long-term capital and spectrum acquisition needs through this offering. We believe our cash and short-term investments afford us adequate liquidity for at least the next 12 months, although we may raise additional capital during this period if acceptable terms are available. We expect our cash needs in fiscal 2007, exclusive of spectrum acquisition costs, to be approximately $800.0 million to fund operating losses, capital expenditures and working capital. We also expect to require substantial additional capital in the long-term to fund our business and our success and viability will depend on our ability to raise additional capital on reasonable terms. The amount and timing of our long-term capital needs will depend on the extent of our network deployment which may be adjusted based on available capital and, to a lesser degree, based on the schedule on which mobile WiMAX technologies become available, which factors are difficult to estimate at this time. We may not be able to secure adequate additional financing when needed on acceptable terms or at all. To execute our business strategy, we may issue additional equity securities in public or private offerings, potentially at a price lower than our initial public offering price or the market price of our common stock at the time of such issuance. We will likely seek significant additional debt financing, in the short-term and the long-term, and, as a result, will likely incur significant interest expense. Our existing level of debt may make it more difficult for us to obtain this debt financing, may reduce the amount of money available to finance our operations and other business activities, may expose us to the risk of increasing interest rates, may make us more vulnerable to general economic downturns and adverse industry conditions, and may reduce our flexibility in planning for, or responding to, changing business and economic conditions. We also may decide to sell additional debt or equity securities in our domestic or international subsidiaries, which may dilute our ownership interest in or reduce or eliminate our income, if any, from those entities. If we cannot secure sufficient additional funding we may forego strategic opportunities or delay, scale back and eliminate network deployments, operations, spectrum acquisitions and investments.

Certain holders of our warrants are entitled to pre-emptive rights in unregistered equity offerings completed within one year after the date of this offering, which may delay or otherwise adversely affect our ability to raise additional funds.

We have committed to deploy a wireless broadband network using mobile WiMAX technologies under certain circumstances, even if there are alternative technologies available in the future that would be technologically superior or more cost effective.

Under the terms of our strategic collaboration agreement with Intel, we have committed to use commercially reasonable efforts to deploy a mobile WiMAX based network once mobile WiMAX equipment is commercially available and satisfies certain technical performance criteria. While vendors currently expect mobile WiMAX equipment to be commercially available in the fourth quarter of this year, we cannot assure you that commercial quantities of mobile WiMAX equipment meeting our requirements will be available on this schedule or that they will be successfully developed at all. Other competing technologies may be developed that have advantages over mobile WiMAX, and operators of other networks based on these competing technologies may be able to deploy their networks at a lower cost than that incurred in deploying a mobile WiMAX network, which may allow those operators to compete more effectively. Additionally, if other network operators do not adopt and deploy mobile WiMAX, equipment manufacturers may be unwilling to invest the time and money necessary to develop infrastructure equipment and end user devices that meet our business needs. Furthermore, we are depending on the widescale deployment of mobile WiMAX networks to drive an adequate volume of demand which we expect will support reasonably priced equipment. As a result, our commitment to deploy mobile WiMAX technology on our network may lead to problems acquiring new subscribers and dissatisfaction among our existing subscribers, either of which would harm our prospects, financial condition and results of operations.

Additionally, mobile WiMAX may not perform as we expect, or as well as our existing Expedience technology, and therefore we may not be able to deliver the quality or types of service we expect. We also may discover unanticipated costs associated with deploying and maintaining our network or delivering services we must offer in order to remain competitive. These risks could reduce our subscriber growth, increase our costs of providing services or increase our churn. Churn is an industry term we use to measure the rate at which subscribers terminate service. We calculate this metric by dividing the number of subscribers who terminate their service in a given month by the average number of subscribers during that month, in each case excluding those who subscribe for and terminate our service within 30 days.

If third parties fail to develop and deliver the equipment that we need for both our existing and future networks, we may be unable to execute our business strategy or operate our business.

We currently depend on third parties to develop and deliver complex systems, software and hardware products and components for our network in a timely manner, at a high level of quality. Motorola is our sole supplier of equipment and software for the Expedience system currently deployed on our network, which was developed by NextNet. The Expedience system consists of network components used by us and subscriber equipment used by our subscribers. To successfully execute our business strategy, Motorola must not only continue to produce the Expedience system, including the software and hardware components, and deliver it when needed by us, but must also continue to further upgrade and evolve the technology for our business to remain competitive until we deploy mobile WiMAX technologies. Any failure by Motorola to meet these needs may impair our ability to execute our business strategy and our ability to operate our business.

For our planned mobile WiMAX deployment, we are relying on third parties, including Motorola and Intel, to develop the network components and subscriber equipment necessary to build and operate our mobile WiMAX networks. As mobile WiMAX is a new and highly sophisticated technology, we cannot be certain that these third parties will be successful in their development efforts. Even if these parties are successful, the development process for mobile WiMAX network components and subscriber equipment may be lengthy and subject to significant delays. If these third parties are unable to develop mobile WiMAX network components and subscriber equipment on a timely basis that perform according to our expectations, we may be unable to deploy mobile WiMAX on our networks when we expect, or at all. If we are unable to deploy mobile WiMAX in a timely manner, we may be unable to execute our business strategy and our prospects and results of operations would be harmed.

Many of our competitors are better established and have significantly greater resources than we have, which may make it difficult to attract and retain subscribers.

The market for broadband and related services is highly competitive, and we compete with several other companies within each of our markets. Many of our competitors are well established with larger and better developed networks and support systems, longer-standing relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. Our competitors may subsidize competing services with revenue from other sources and, thus, may offer their products and services at prices lower than ours. Our competitors may also reduce the prices of their services significantly or may offer broadband connectivity packaged with other products or services. We may not be able to reduce our prices or otherwise combine our services with other products or services, which may make it more difficult to attract and retain subscribers.

Many of our competitors are better established or have greater financial resources than we have. Our competitors include:

•	cable operators offering high-speed Internet connectivity services and voice communications;

•	incumbent and competitive local exchange carriers providing DSL services over their existing wide, metropolitan and local area networks;

•	3G cellular, PCS and other wireless providers offering wireless broadband services and capabilities, including developments in existing cellular and PCS technology that may increase network speeds or have other advantages over our services;

•	Internet service providers offering dial-up Internet connectivity;

•	municipalities and other entities operating WiFi networks, some of which are free or subsidized;

•	providers of VoIP and other telephony services;

•	wireless Internet service providers using licensed or unlicensed spectrum;

•	satellite and fixed wireless service providers offering or developing broadband Internet connectivity and VoIP telephony;

•	electric utilities and other providers offering or planning to offer broadband Internet connectivity over power lines; and

•	resellers providing wireless Internet or other wireless services using infrastructure developed and operated by others.

We expect other existing and prospective competitors to adopt technologies or business plans similar to ours, or seek other means to develop services competitive with ours, particularly if our services prove to be attractive in our target markets. For example, Sprint Nextel, or Sprint, has announced its intention to deploy a mobile WiMAX network covering 100 million people in the United States by the end of 2008. Sprint has substantially greater resources than we do, giving them certain advantages over us. Sprint may deploy their network in some of the same markets in which we have deployed or plan to deploy our network. Sprint or other operators may deploy their network faster or more broadly than we do, thereby obtaining a time to market advantage over us. There can be no assurances that there will be sufficient customer demand for services offered over mobile WiMAX networks in the same markets to allow multiple operators, if any, to succeed.

Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.

In August 2005, we issued senior secured notes, due 2010, in an aggregate principal amount of $260.3 million, and warrants to purchase up to 6,942,552 shares of our common stock. In February 2006, we issued additional senior secured notes, due 2010, in an aggregate principal amount of $360.4 million, and warrants to purchase up to 9,609,334 shares of our common stock. In August 2006 we borrowed an additional $125.0 million under a commercial loan. We also borrowed $10.0 million from BCE Nexxia, an affiliate of Bell Canada, in June 2006 in connection with the build-out and deployment of our VoIP infrastructure. So long as these debt obligations remain outstanding until they mature, we are required to make aggregate interest payments and principal payments of $317.5 million and $755.7 million, respectively, during the five years ending December 31, 2011, including interest and principal payments of $84.1 million and $1.3 million, respectively, during the year ending December 31, 2007.

Our indebtedness could have important consequences to the holders of our common stock, such as:

•	we may not be able to obtain additional financing to fund working capital, operating losses, capital expenditures or acquisitions on terms acceptable to us or at all;

•	we may be unable to refinance our indebtedness on terms acceptable to us, or at all;

•	our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures; and

•	cash flows from operations and investing activities have been negative since inception and will continue to be so for some time, and our remaining cash, if any, may be insufficient to operate our business.

Additionally, covenants in the indenture governing our senior secured notes and in the security agreement governing our commercial loan impose operating and financial restrictions on us. These restrictions prohibit or limit our ability, and the ability of our subsidiaries, to, among other things:

•	pay dividends to our stockholders;

•	incur, or cause certain of our subsidiaries to incur, additional indebtedness;

•	permit liens on or conduct sales of any assets pledged as collateral;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	repay existing indebtedness; and

•	engage in transactions with affiliates.

A breach of any of these covenants could result in a default under our senior secured notes and our commercial loans. If a default causes our debt repayment obligations to be accelerated, our assets may be insufficient to repay the amount due in full. If we are unable to repay or refinance those amounts, the trustee for, or holders of, our senior secured notes, and the collateral agent for our commercial loan, could proceed against the assets pledged to secure these obligations, which include a substantial portion of our spectrum assets and substantially all of our other assets.

These restrictions may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business opportunities. Moreover, we may seek additional debt financing on terms that include more restrictive covenants, may require repayment on an accelerated schedule or may impose other obligations that limit our ability to grow our business, acquire needed assets, or take other actions we might otherwise consider appropriate or desirable.

We and our independent public accountants have both identified material weaknesses and other significant deficiencies in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results in an accurate and timely manner could harm our business and adversely impact the trading price of our common stock.

Prior to this offering, we have been a private company and have not filed reports with the SEC. We will become subject to the public reporting requirements of the Securities Exchange Act upon the completion of this offering. As a public reporting company we will be required, among other things, to maintain a system of effective control over financial reporting. We produce our consolidated financial statements in accordance with the requirements of generally accepted accounting principles in the United States, or U.S. GAAP, but our internal control may not currently meet all of the standards applicable to companies with publicly traded securities.

Effective internal controls are necessary to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business, brand and reputation with investors may be harmed. As a result, our current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. We have in the past discovered, and may in the future discover, areas of our internal control that need improvement.

We and our independent public accountants have both identified material weaknesses in our internal control. A material weakness is a significant deficiency that, by itself or in combination with other control deficiencies, results in more than a remote likelihood that a material misstatement in our annual or interim financial statements will not be prevented or detected. One of the identified weaknesses concerns a lack of sufficient review of nonroutine and complex transactions.

In addition, during the fourth quarter of 2006, we determined that certain amounts included in cost of service were incorrectly recorded as cost of equipment; we and our independent public accountants have both determined that this misallocation constituted an additional material weakness in our internal controls. We have restated our financial statements for the nine months ended September 30, 2005 and 2006 and for the years ended December 31, 2004 and 2005. This misallocation resulted in an understatement of cost of service and an overstatement of cost of equipment. Additionally, we have restated our unaudited statement of cash flows for the nine months ended September 30, 2006 for a reclassification of leased spectrum assets from investing to operating activities. The restatement has no effect on our consolidated net loss, cash flows or liquidity, or on our financial position at the end of the respective restated periods. See “Restatement — Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have also identified other significant deficiencies in our internal control.

If we do not establish and maintain an effective system of internal control and address and remediate our material weaknesses and other significant deficiencies, the reliability of our periodic reports on Form 10-Q and annual report on Form 10-K may be compromised. In addition, reporting any material weakness may negatively impact investors’ perception of us. We have allocated, and will continue to allocate, significant additional resources to remediating any deficiencies in our internal control. We are in the process of addressing and remedying the identified material weaknesses in internal control over financial reporting, as well as all other identified significant deficiencies. However, elements of our remediation plan can only be accomplished over time, and our initiatives ultimately may not result in an effective internal control environment.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution and distractions from our core business.

We have entered, and may in the future enter, into strategic transactions, including strategic supply and service agreements and acquisitions of other assets and businesses. Any such transactions can be risky, may require a disproportionate amount of our management and financial resources and may create unforeseen operating difficulties or expenditures, including:

•	difficulties in integrating acquired technologies and operations into our business while maintaining uniform standards, controls, policies and procedures;

•	obligations imposed on us by counterparties in such transactions that limit our ability to obtain additional financing, our ability to compete in geographic areas or specific lines of business, or other aspects of our operational flexibility;

•	increasing cost and complexity of assuring the implementation and maintenance of adequate internal control and disclosure controls and procedures, and of obtaining the reports and attestations required under the Securities Exchange Act;

•	difficulties in consolidating and preparing our financial statements due to poor accounting records, weak financial controls and, in some cases, procedures at acquired entities not based on U.S. GAAP particularly those entities in which we lack control; and

•	inability to predict or anticipate market developments and capital commitments relating to the acquired company, business or technology.

In the past, some of our business acquisitions have given rise to significant deficiencies in financial reporting controls in certain areas such as cash, inventory, fixed assets, prepaid site rentals, value-added tax receivables and depreciation expense, as well as inconsistent preparation of monthly routine elimination entries that resulted in intercompany transactions not properly eliminated in consolidation at year end. In addition, acquisitions of, and investments in, businesses organized outside the United States often can involve additional risks, including:

•	difficulties, as a result of distance, language, legal or culture differences, in developing, staffing and managing foreign operations;

•	lack of control over our equity investees and other business relationships;

•	currency exchange rate fluctuations;

•	longer payment cycles;

•	credit risk and higher levels of payment fraud;

•	foreign exchange controls that might limit our control over, or prevent us from repatriating, cash generated outside the United States;

•	potentially adverse tax consequences;

•	expropriation or nationalization of assets;

•	differences in regulatory requirements that may make it difficult to offer all of our services;

•	unexpected changes in regulatory requirements;

•	increased management time and resources to manage overseas operations;

•	trade barriers and import and export restrictions; and

•	political or social unrest and economic instability.

The anticipated benefit of any of our strategic transactions may never materialize. Future investments, acquisitions or dispositions, or similar arrangements could result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Any such transactions may require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. We have experienced certain of these risks in connection with our acquisitions and investments in the past, and the occurrence of any of these risks in the future may have a material effect on our business.

We may experience difficulties in constructing, upgrading and maintaining our network, which could adversely affect customer satisfaction, increase subscriber churn and reduce our revenues.

Our success depends on developing and providing services that give subscribers a high quality experience. We expect to expend significant resources in constructing, maintaining and improving our network. Additionally, as the number of subscribers using our network increases, as the usage habits of our subscribers change and as we increase our service offerings, we may need to upgrade our network to maintain or improve the quality of our services. If we do not successfully implement upgrades to our network, the quality of our services may decline and the rate of our subscriber churn may increase.

We may experience quality deficiencies, cost overruns and delays with our construction, maintenance and upgrade projects including the portions of those projects not within our control. The construction of our network requires permits and approvals from numerous governmental bodies, including municipalities and zoning boards. Such entities often limit the expansion of transmission towers and other construction necessary for our network. Failure to receive approvals in a timely fashion can delay system rollouts and raise the cost of completing construction projects. In addition, we typically are required to obtain rights from land, building and tower owners to install the antennas and other equipment that provide our service to our subscribers. We may not be able to obtain, on terms acceptable to us or at all, the rights necessary to construct our network and expand our services.

We also may face challenges in managing and operating our network. These challenges include ensuring the availability of subscriber equipment that is compatible with our network and managing sales, advertising, customer support, billing and collection functions of our business while providing reliable network service that meets our subscribers’ expectations. For example, our billing system was designed by, and is currently serviced by, a vendor for whom we believe we are the largest customer and, if this vendor were to experience operational or financial distress, we may be required to replace our billing provider or implement a new billing system which could disrupt our operations and cause us to incur expenses we do not currently anticipate. Our failure in any of these areas could adversely affect customer satisfaction, increase subscriber churn, increase our costs, decrease our revenues and otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

If we do not obtain and maintain rights to use licensed spectrum in one or more markets, we may be unable to operate in these markets, which could adversely affect our ability to execute our business strategy.

To offer our services using licensed spectrum both in the United States and internationally, we depend on our ability to acquire and maintain sufficient rights to use spectrum through ownership or long-term leases in each of the markets in which we operate or intend to operate. Obtaining the necessary amount of licensed spectrum can be a long and difficult process that can be costly and require a disproportionate amount of our resources. We may not be able to acquire, lease or maintain the spectrum necessary to execute our business strategy. In addition, we may spend significant resources to acquire spectrum, even if the amount of spectrum actually acquired in certain markets is not adequate to deploy our network on a commercial basis in all such markets.

Using licensed spectrum, whether owned or leased, poses additional risks to us, including:

•	inability to satisfy build-out or service deployment requirements upon which our spectrum licenses or leases are, or may be, conditioned;

•	adverse changes to regulations governing our spectrum rights;

•	inability to use the spectrum we have acquired or leased due to interference from licensed or unlicensed operators in our band or in adjacent bands;

•	refusal by the FCC or one or more foreign licensing authorities to recognize our acquisition or lease of spectrum licenses from others or our investments in other license holders;

•	inability to offer new services or to expand existing services to take advantage of new capabilities of our network resulting from advancements in technology due to regulations governing our spectrum rights;

•	inability to control leased spectrum due to contractual disputes with, or the bankruptcy or other reorganization of, the license holders;

•	failure of the FCC or other regulators to renew our spectrum licenses as they expire and our failure to obtain extensions or renewals of spectrum leases before they expire;

•	potentially significant increases in spectrum prices, because of increased competition for the limited supply of licensed spectrum both in the United States and internationally; and

•	invalidation of our authorization to use all or a significant portion of our spectrum, resulting in, among other things, impairment charges related to assets recorded for such spectrum.

We expect the FCC to make additional spectrum available from time to time, including 60 MHz of spectrum in the 700 MHz band. Congress has directed that the FCC conduct an auction for the 700 MHz band spectrum no later than January 28, 2008. Additionally, other companies hold spectrum rights that could be made available for lease or sale. The availability of additional spectrum in the marketplace could change the market value of spectrum rights generally and, as a result, may adversely affect the value of our spectrum assets.

Interruption or failure of our information technology and communications systems could impair our ability to provide our services, which could damage our reputation and harm our operating results.

We have experienced service interruptions in some markets in the past and may experience service interruptions or system failures in the future. Any service interruption adversely affects our ability to operate our business and could result in an immediate loss of revenues. If we experience frequent or persistent system or network failures, our reputation and brand could be permanently harmed. We may make significant capital expenditures to increase the reliability of our systems, but these capital expenditures may not achieve the results we expect.

Our services depend on the continuing operation of our information technology and communications systems. Any damage to or failure of these systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our network is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. The occurrence of a natural disaster or unanticipated problems at our network centers could result in lengthy interruptions in our service and adversely affect our operating results.

A number of our significant business arrangements are between us and parties that have an investment in or a fiduciary duty to our company, and the terms of those arrangements may not be beneficial to us.

We are party to a number of services, development, supply and licensing agreements with parties that have an ownership or fiduciary relationship with us, including agreements between us and Intel, Motorola, and Bell Canada, as well as agreements with ERH and Eagle River, Inc., or ERI, each of which are controlled by Mr. McCaw. These relationships may create actual or potential conflicts of interest, and may cause the parties to these arrangements to make decisions or take actions that do not reflect your best interests. The terms of these agreements are discussed in greater detail in the section entitled “Certain Relationships and Related Transactions.”

We were party to an advisory services agreement with ERI dated November 13, 2003, pursuant to which we have paid ERI $800,000 per year and reimbursed certain out of pocket expenses in exchange for certain strategic advisory services. Although the terms of the agreement were negotiated between ERI and unrelated third parties, we were unable to obtain meaningful comparisons of services or pricing under the advisory services agreement because of the unique nature of the services Mr. McCaw and ERI provided to us, and thus, can offer no assurances that equal or better terms were available from another party. The parties terminated this agreement effective January 31, 2007. However, we will pay ERI a pro rata portion of the advisory services fee based on the portion of the contract year occurring prior to termination, and will reimburse ERI for expenses incurred prior to the termination date. After the termination of the advisory services agreement, we will pay Mr. McCaw annual compensation, in his capacity as our Chairman, of $300,000 per year plus expense reimbursements. In addition, Mr. McCaw and his affiliates face only limited restrictions on their ability to compete with us. Because these limitations are not universal, there may arise conflicts of interest that restrict or inhibit our ability to operate our business, make acquisitions and obtain financing. Furthermore, in addition to Mr. McCaw, certain members of our management team are also employed by, or have interests in, ERH or its affiliates or one of Mr. McCaw’s other investments, including Mr. Wolff, our Chief Executive Officer who serves as President of ERH.

Our commercial agreements with Motorola, Intel and Bell Canada were entered into concurrently with purchases of our shares of capital stock by each of these entities or their affiliates. None of these agreements restricts these parties from entering into similar arrangements with other parties. Neither Mr. McCaw, ERH, Intel, Motorola or any of our other debt or equity security holders, nor any of their respective affiliates, are obligated to purchase equity from, or contribute or lend funds to, us or any of our subsidiaries or equity investees.

The industries in which we operate are continually evolving, which makes it difficult to evaluate our future prospects and increases the risk of your investment. Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all.

The broadband services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. For example, we plan to introduce a PC Card compatible with our current Expedience technology in the second half of 2007. Additionally, our planned deployment of mobile WiMAX depends on the development of network equipment and subscriber devices based on the mobile WiMAX standard. Each of these development efforts faces a number of continuing technological and operational challenges. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

•	existing service providers may use more traditional and commercially proven means to deliver similar or alternative services;

•	new service providers may use more efficient, less expensive technologies, including products not yet invented or developed;

•	consumers may not subscribe to our services;

•	we may not be able to realize economies of scale;

•	we may be unable to respond successfully to advances in competing technologies in a timely and cost-effective manner;

•	we may lack the financial and operational resources necessary to enable migration toward mobile WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

•	existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

As our services and those offered by our competitors develop, businesses and consumers may not accept our services as an attractive alternative to other means of receiving wireless broadband services.

We rely on highly skilled executives and other personnel. If we cannot retain and motivate key personnel, we may be unable to implement our business strategy.

Our future success depends largely on the expertise and reputation of Mr. McCaw and the members of our senior management team, including Benjamin G. Wolff, Chief Executive Officer, Perry S. Satterlee, President and Chief Executive Officer of our operations in the United States, Nicolas Kauser, our Chief Technology Officer, R. Gerard Salemme, our Executive Vice President for Strategy, Policy and External Affairs, and John A. Butler, our Chief Financial Officer. In addition, we intend to hire additional highly skilled individuals to staff our operations in the United States and internationally. Loss of any of our key personnel or the inability to recruit and retain qualified individuals could adversely affect our ability to implement our business strategy and operate our business.

In addition, to successfully introduce our services in new markets and grow our business in existing markets, we rely on the skills of our general managers in these markets. If we cannot hire, train and retain motivated and well-qualified individuals to serve as general managers in our markets, we may face difficulties in attracting, recruiting and retaining various sales and support personnel in those markets, which may lead to difficulties in growing our subscriber base.

Certain aspects of our VoIP telephony services differ from traditional telephone service, which may limit the attractiveness of our services.

We intend to continue to offer VoIP telephony as a value added service with our wireless broadband Internet service. Our VoIP telephony services differ from traditional phone service in several respects, including:

•	our subscribers may experience lower call quality than they experience with traditional wireline telephone companies, including static, echoes and transmission delays;

•	our subscribers may experience higher dropped-call rates than they experience with traditional wireline telephone companies;

•	a power loss or Internet access interruption may cause our service to be interrupted; and

•	at this time we do not offer local number portability to our subscribers.

If our subscribers do not accept the differences between our VoIP telephony services and traditional telephone service, they may not adopt or keep our VoIP telephony services or our other services, or may choose to retain or return to service provided by traditional telephone companies.

Additionally, although we are compliant with the Federal Communication Commission’s, or FCC’s, November 28, 2005 mandate that all VoIP providers transmit all 911 calls to the appropriate public safety answering point, or PSAP, our VoIP emergency calling service is significantly more limited than the emergency calling services offered by traditional telephone companies. Our VoIP emergency calling service can transmit to a dispatcher at a PSAP only the location information that the subscriber has registered with us, which may at times be different from the actual location at the time of the call due to the portability of our services. As a result, if our subscribers fail to properly register or update their registered locations, our emergency calling systems may not assure that the appropriate PSAP is reached and may cause significant delays, or even failures, in callers’ receipt of emergency assistance. Our failure to develop or operate an adequate emergency calling service could subject us to substantial liabilities and may result in delays in subscriber adoption of our VoIP services or our other services, abandonment of our services by subscribers, and litigation costs, damage awards and negative publicity, any of which could harm our business, prospects, financial condition or results of operations. Furthermore, potential changes by the FCC to current intercarrier compensation mechanisms could result in significant changes to our costs of providing VoIP telephony, thereby eliminating pricing benefits between VoIP telephony services and traditional telephone services and our potential profitability.

Our activities outside the United States operate in a competitive environment different than the environment within the United States. Any difficulties in managing these businesses could occupy a disproportionate amount of our management’s attention and disrupt our operations.

We operate or hold spectrum outside of the United States through our subsidiaries in Belgium, Ireland, Poland, Romania and Spain and through equity investees in Denmark and Mexico. We intend to continue to pursue opportunities in certain international markets through acquisitions and strategic alliances. Our activities outside the United States operate in different environments than we face in the United States, particularly with respect to competition. In addition, we have only recently begun to assemble a management team dedicated to addressing our international business operations. Due to these differences, our activities outside the United States may require a disproportionate amount of our management and financial resources, which could disrupt our operations and adversely affect our business.

In a number of international markets, we face substantial competition from local service providers that offer or may offer their own wireless broadband or VoIP telephony services and from other companies that provide Internet connectivity services. We may face heightened challenges in gaining market share, particularly in certain European countries, where a large portion of the population already has broadband Internet connectivity and incumbent companies already have a dominant market share in their service areas. Furthermore, foreign providers of competing services may have a substantial advantage over us in attracting subscribers due to a more established brand, greater knowledge of local subscribers’ preferences and access to significant financial or strategic resources.

In addition, in some international markets, foreign governmental authorities may own or control the incumbent telecommunications companies operating under their jurisdiction. Established relationships between government-owned or government-controlled telecommunications companies and their traditional local telecommunications providers often limit access of third parties to these markets. The successful expansion of our international operations in some markets may depend on our ability to locate, form and maintain strong relationships with established local communication services and equipment providers. Failure to establish these relationships or to market or sell our products and services successfully could limit our ability to attract subscribers to our services.

We may be unable to protect our intellectual property, which could reduce the value of our services and our brand.

Our ability to compete effectively depends on our ability to protect our proprietary network and system designs. We may not be able to safeguard and maintain our proprietary rights. We rely on patents, trademarks and policies and procedures related to confidentiality to protect our intellectual property. Some of our intellectual property, however, is not covered by any of these protections.

Our pending patent applications may not be granted or, in the case of patents issued or to be issued, the claims allowed may not be sufficiently broad to protect our intellectual property. Even if all of our patent applications were issued and were sufficiently broad, our patents may be challenged or invalidated. In addition, the United States Patent and Trademark Office may not grant federal registrations based on our pending trademark applications. Even if federal registrations are granted, these trademark rights may be challenged. Moreover, patent and trademark applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any foreign patents may be difficult and expensive to obtain and enforce. We could, therefore, incur substantial costs in prosecuting patent and trademark infringement suits or otherwise protecting our intellectual property rights.

We could be subject to claims that we have infringed on the proprietary rights of others, which claims would likely be costly to defend, could require us to pay damages and could limit our ability to use necessary technologies in the future.

Competitors or other persons may independently develop or patent technologies or processes that are substantially equivalent or superior to ours or that are necessary to permit us to deploy and operate our network, whether based on Expedience or mobile WiMAX technology. These persons may claim that our services and products infringe on these patents or other proprietary rights. For instance, certain third parties claim that they hold patents relating to certain aspects of mobile WiMAX technology. These third parties may seek to enforce these patent rights against the operators of mobile WiMAX networks, such as us. Defending against infringement claims, even meritless ones, would be time consuming, distracting and costly. If we are found to be infringing the proprietary rights of a third party, we could be enjoined from using such third party’s rights, may be required to pay substantial royalties and damages, and may no longer be able to use the intellectual property subject to such rights on acceptable terms or at all. Failure to obtain licenses to intellectual property held by third parties on reasonable terms, or at all, could delay or prevent the development or deployment of our services and could cause us to expend significant resources to develop or acquire non-infringing intellectual property.

If our data security measures are breached, subscribers may perceive our network and services as not secure.

Our network security and the authentication of our subscriber credentials are designed to protect unauthorized access to data on our network. Because techniques used to obtain unauthorized access to or to sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome our network security and obtain access to data on our network, including on a device connected to our network. In addition, because we operate and control our network and our subscribers’ Internet connectivity, unauthorized access or sabotage of our network could result in damage to our network and to the computers or other devices used by our subscribers. An actual or perceived breach of network security, regardless of our responsibility, could harm public perception of the effectiveness of our security measures, adversely affect our ability to attract and retain subscribers, expose us to significant liability and adversely affect our business prospects.

Our business depends on a strong brand, and if we do not maintain and enhance our brand, our ability to attract and retain subscribers may be impaired and our business and operating results harmed.

We believe that our brand is a critical part of our business. Maintaining and enhancing our brand may require us to make substantial investments with no assurance that these investments will be successful. If we fail to promote and maintain the “Clearwire” brand, or if we incur significant expenses in this effort, our business, prospects, operating results and financial condition may be harmed. We anticipate that maintaining and enhancing our brand will become increasingly important, difficult and expensive.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our ability to achieve our business objectives. If we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our acquisition, lease, maintenance and use of spectrum licenses are extensively regulated by federal, state, local and foreign governmental entities. These regulations are subject to change over time. In addition, a number of other federal, state, local and foreign privacy, security and consumer laws also apply to our business, including our interconnected VoIP telephony service. These regulations and their application are subject to continual change as new legislation, regulations or amendments to existing regulations are adopted from time to time by governmental or regulatory authorities, including as a result of judicial interpretations of such laws and regulations. For example, it is also possible that the FCC could subject our capital stock to foreign ownership limitations. If our capital stock were to become subject to such limitations, owners of our capital stock may become subject to obligatory redemption provisions, such as those in our certificate of incorporation. Such restrictions may also decrease the value of our stock by reducing the pool of potential investors in our company and making the acquisition of control of us by potential foreign investors more difficult. Current regulations directly affect the breadth of services we are able to offer and may impact the rates, terms and conditions of our services. Regulation of companies that offer competing services, such as cable and DSL providers and incumbent telecommunications carriers, also affects our business indirectly.

In order to provide “interconnected” VoIP service we need to obtain, on behalf of our customers, North American Numbering Plan telephone numbers, the availability of which may be limited in certain geographic areas of the United States and subject to other regulatory restrictions. As an “interconnected” VoIP and facilities-based wireless broadband provider, we are required under FCC rules, by May 2007, to comply with the Communications Assistance for Law Enforcement Act, or CALEA, which requires service providers to build certain capabilities into their networks and to accommodate wiretap requests from law enforcement agencies.

In addition, the FCC or other regulatory authorities may in the future restrict our ability to manage subscribers’ use of our network, thereby limiting our ability to prevent or manage subscribers’ excessive bandwidth demands. To maintain the quality of our network and user experience, we limit the bandwidth used by our subscribers’ applications, in part by restricting the types of applications that may be used over our network. Some providers and users of these applications have objected to this practice. If the FCC or other regulatory authorities were to adopt regulations that constrain our ability to employ bandwidth management practices, excessive use of bandwidth-intensive applications would likely reduce the quality of our services for all subscribers. A decline in the quality of our services could harm our business.

In certain of our international markets, we may require a license for the use of regulated radio frequencies from national, provincial or local regulatory authorities before providing our services. Where required, regulatory authorities may have significant discretion in granting the licenses and in determining the conditions for use of the frequencies covered by the licenses, and are often under no obligation to renew the licenses when they expire. Additionally, even where we currently hold a license or successfully obtain a license in the future, we may be required to seek modifications to the license or the regulations applicable to the license to implement our business strategy. For example, in certain international markets, the licenses we hold, and the applicable rules and regulations, currently do not specifically permit us to provide mobile services. Thus, prior to offering mobile services to our subscribers in those markets, absent action by the regulatory authorities to modify the licenses and applicable rules, we may need to obtain the approval of the proper regulatory authorities.

The breach of a license or applicable law, even if inadvertent, can result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. In addition, regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we already have rights to licensed spectrum. In order to promote competition, licenses may also require that third parties be granted access to our bandwidth, frequency capacity, facilities or services. We may not be able to obtain or retain any required license, and we may not be able to renew our licenses on favorable terms, or at all.

Our wireless broadband and VoIP telephony services may become subject to greater state or federal regulation in the future. The scope of the additional regulations that may apply to VoIP telephony services providers and the impact of such regulations on providers’ competitive position are presently unknown.

Risks Relating to the Shares and this Offering

We are a “controlled company” within the meaning of the Nasdaq Marketplace Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

As of December 31, 2006, Mr. McCaw and Intel Capital and their respective affiliates together beneficially own approximately 83% of the voting power of our outstanding capital stock. Affiliates of Mr. McCaw and Intel Pacific, Inc., a wholly owned subsidiary of Intel Corporation, which changed its name to Intel Capital Corporation on January 30, 2007 and is referred to in this registration statement as Intel

Capital, are parties to a voting agreement that effectively permits, and immediately following the consummation of this offering will continue to permit, Mr. McCaw, through ERH, to designate four of our directors and Intel Capital to designate two of our directors as long as Intel Capital and its affiliates hold at least 15% of our outstanding capital stock and one of our directors as long as Intel Capital and its affiliates hold at least 7.5% of our outstanding capital stock. Because of the voting agreement and their aggregate voting power, Mr. McCaw and Intel Capital share the ability to elect a majority of our directors and will continue to do so immediately after this offering.

As a result of the combined voting power of Mr. McCaw and Intel Capital and their voting agreement, we will qualify for, and intend to rely on, exemptions from certain Nasdaq corporate governance standards. Under the Nasdaq Marketplace Rules, a company of which more than 50% of the voting power is held by a single person or a group of people is a “controlled company” and may elect not to comply with certain Nasdaq Global Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors and (3) the requirement that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. Unless we no longer rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements.

Mr. McCaw and Intel Capital are our largest stockholders, and as a result they can exert control over us and may have actual or potential interests that may diverge from yours.

As of December 31, 2006, Mr. McCaw and his affiliates own Class A common stock and Class B common stock representing approximately 52% of our combined voting power. Intel Capital and its affiliates own Class A common stock and Class B common stock representing approximately 32% of our combined voting power as of that date. By virtue of a voting agreement, Mr. McCaw, and Intel Capital, along with their respective affiliates, collectively own Class A common stock and Class B common stock representing approximately 83% of our combined voting power. As a result, following this offering and assuming no exercise of the underwriters’ over-allotment option, the shares beneficially owned by Mr. McCaw and Intel Capital, and their respective affiliates, will represent approximately 79% of the number of votes in any matter on which our stockholders are entitled to vote, with ERH directly holding shares of capital stock representing approximately 49% of our voting power and Intel Capital directly holding shares of capital stock representing approximately 30% of our voting power. Mr. McCaw and Intel Capital may have interests that diverge from those of other holders of our capital stock. As a result, ERH and Intel Capital may vote their shares of capital stock to cause us to take actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of our common stock. Further, under the provisions of our fourth amended and restated certificate of incorporation, which will become effective prior to the closing of this offering, Mr. McCaw and Intel Capital, along with their respective affiliates, may, without causing conversion to Class A common stock, transfer their shares of Class B common stock to certain affiliated parties or to any unaffiliated party that provides a voting proxy over the transferred shares of Class B common stock. This would allow Mr. McCaw and Intel Capital, along with their respective affiliates, to retain the right to exercise the voting power attributed to any shares of Class B common stock which they sell or transfer so long as they have been granted a proxy associated with such shares. Moreover, subject to their fiduciary duty obligations, the directors appointed by Mr. McCaw, Intel Capital and Bell Canada, so long as they represent a majority of directors present at any meeting at which an action is taken, acting together could cause us to issue shares of Class B common stock or other classes of common or preferred stock to persons or in a manner that would further concentrate the voting control of or, in the case of preferred stock, that could convey economic preferences over, our common stock.

Through his control of ERH, Mr. McCaw can currently control our management, affairs and all matters requiring stockholder approval, including the approval of significant corporate transactions, a sale of our company, decisions about our capital structure and, subject to our agreements with Bell Canada and Intel Capital, the composition of our board of directors. Under the voting agreement between Intel Capital and ERH, each party has agreed to vote its shares in favor of four directors designated by ERH and for two directors designated by Intel Capital, for so long as Intel Capital holds at least 15% of our outstanding capital stock, and for one director designated by Intel Capital, for so long as Intel Capital holds at least 7.5% of our outstanding capital stock. ERH’s right to cause Intel to vote its shares in favor of four individuals designated by ERH is not subject to any minimum share ownership requirement. Under the voting agreement, ERH will retain these rights even if ERH no longer holds any shares of our capital stock. ERH’s voting agreements with Intel and Bell Canada will remain in effect after this offering. In addition, if all of ERH’s shares of our Class B common stock were to convert into Class A common stock following this offering and Intel Capital did not convert any of their shares of our Class B common stock to Class A common stock, Intel Capital would beneficially own shares of common stock representing approximately 30% of our voting power. As a result, Intel Capital would be able to exercise effective control over our company, subject to Intel Capital’s voting agreement with ERH.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock following this offering may be highly volatile and could be subject to fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	disruption to our operations or those of other companies critical to our network operations;

•	the emergence of new competitors or new technologies;

•	our ability to develop and market new and enhanced products on a timely basis;

•	seasonal or other variations in our subscriber base;

•	commencement of, or our involvement in, litigation;

•	availability of additional spectrum;

•	dilutive issuances of our stock or the stock of our subsidiaries, or the incurrence of additional debt;

•	changes in our board or management;

•	adoption of new or different accounting standards;

•	changes in governmental regulations or the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements regarding mobile WiMAX and other technical standards; and

•	general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for shares of technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. We expect the price of our common stock will be subject to such fluctuations, which may be exacerbated shortly following this offering. In addition, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation or shareholder derivative suits have often been instituted against those companies. Such litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources.

Shares eligible for sale in the future may cause the trading price for our common stock to decline.

Sales of a substantial number of shares of our common stock following this offering, or the perception that these sales could occur, may depress the trading price of our common stock. These sales could also impair our ability to raise additional capital through a sale of our equity securities. Our fourth amended and restated certificate of incorporation, which will be in effect prior to completion of this offering, will authorize us to issue up to 300,000,000 shares of Class A common stock and 50,000,000 shares of Class B common stock. As of December 31, 2006, 109,325,236 shares of Class A common stock were outstanding and 11,270,405 shares of Class A common stock were issuable upon the exercise of outstanding stock options, 28,596,685 shares of Class A common stock were issuable upon the conversion of outstanding shares of our Class B common stock and 18,802,635 shares of Class A common stock were issuable upon the exercise of outstanding warrants. We also may be required to issue shares of Class A common stock upon the exercise of certain warrants at a reduced exercise price if our stock price falls below $15.00 per share during the first 20 trading days after expiration of the lock-up period relating to this offering, which may result in the issuance of additional shares of Class A common stock pursuant to cashless exercise provisions.

The number of shares of common stock eligible for sale in the public market is limited by restrictions under federal securities law and under agreements that our executive officers, directors and each holder of 5% or more of our common stock have entered into with the underwriters of this offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., the representatives of the underwriters. However, the representatives of the underwriters may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements.

Beginning immediately after the date of this offering, holders of 16,551,886 shares of our common stock, issuable on exercise of outstanding warrants, will be able to require us to file a registration statement with respect to their shares no later than 120 days from the date of this offering. These holders will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See the section entitled “Certain Relationships and Related Transactions — Registration Rights Agreements.”

We have in the past issued, and intend to continue to issue, our capital stock and the capital stock of our subsidiaries to raise capital and to acquire spectrum or operating companies. Issuances of our stock or the stock of a subsidiary will dilute the interest of our stockholders, and may reduce the trading price of our common stock.

We may apply the proceeds of this offering to uses that ultimately do not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from this offering for market and network expansion, spectrum acquisitions and general corporate purposes. However, we do not have more specific plans for the net proceeds from this offering and our management will have broad discretion in how we use these proceeds. These proceeds could be applied in ways that do not improve our operating results or otherwise increase the value of your investment.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

We expect the initial public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $11.76 in net tangible book value per share from the price you paid, based on an assumed initial offering price of $24.00 per share (the midpoint of the range set forth on the cover page of this prospectus). The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution you will experience immediately after this offering, see the section entitled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievement described in or implied by such statements. Actual results may differ materially from the expected results described in our forward-looking statements, including with respect to the correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of publicly available information relating to the factors upon which our business strategy is based or the success of our business.

Some of the risks investors should consider in connection with this offering are:

•	We are an early stage company with a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future. As of September 30, 2006, our accumulated deficit was approximately $366.2 million.

•	Our business plan will require us to raise substantial additional financing both in the near term and over the next five years or more. As with other businesses that require a substantial investment in physical infrastructure prior to generating revenue, we intend to invest significantly in our business before we expect to generate cash flow from operations adequate to cover our anticipated expenses. If we do not obtain additional debt or equity financing, our business, prospects, financial condition and results of operations will be adversely affected.

•	We are committed to using commercially reasonable efforts to deploy wireless broadband networks based solely on mobile WiMAX technology once that technology meets certain specified performance criteria, even if there are alternative technologies available in the future that are technologically superior or more cost effective.

•	Our business plan contemplates migration of our current network to a mobile WiMAX network. Mobile WiMAX technology is not yet commercially available, and may never be developed to our satisfaction or at all. If mobile WiMAX is not successfully developed and integrated into our network, our business prospects and results of operations may be adversely affected.

•	We currently depend on our commercial partners to develop and deliver the equipment for our existing and planned networks. If our partners fail to provide equipment that meets our requirements on a timely basis, our business prospects and results of operations may be adversely affected.

•	Many of our competitors are better established and have significantly greater resources, and may subsidize their competitive offerings with other products and services, which may make it difficult for us to attract and retain subscribers.

•	At September 30, 2006, we had total indebtedness of approximately $755.7 million. Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.

•	Mr. McCaw and Intel Capital collectively control a majority of our combined voting power, and may have, or may develop in the future, interests that may diverge from yours.

•	Future sales of large blocks of our common stock, which are subject to demand registration rights that are triggered by this offering, may adversely impact our stock price.

You should review carefully the section entitled “Risk Factors” beginning on page 9 of this prospectus for a discussion of these and other risks that relate to our business and investing in shares of our common stock.

USE OF PROCEEDS

We will receive net proceeds of approximately $445 million from the sale of shares of Class A common stock in this offering, assuming an initial public offering price of $24.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of approximately $68 million after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to obtain additional capital, create a public market for our Class A common stock and facilitate future access to public equity markets. We expect to use the proceeds from this offering for market and network expansion, spectrum acquisitions and general corporate purposes.

Pending application of our net proceeds from this offering, we intend to invest the net proceeds in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have not declared or paid any dividends on our capital stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. In addition, covenants in the indenture governing our senior secured notes and the loan documents governing our commercial loan impose significant restrictions on our ability to pay dividends to our stockholders.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of September 30, 2006 on an actual basis and on an as adjusted basis to give effect to the issuance of sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $24.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts, commissions and offering expenses payable by us.

The information below should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data” and “Description of Indebtedness,” and our consolidated financial statements and related notes included elsewhere in this prospectus. All share numbers and per share prices give effect to the one for three reverse stock split that will become effective prior to the closing of this offering.

	As of September 30, 2006
	Actual	As Adjusted
	(In thousands,
	except share data)

Cash, cash equivalents and short-term investments	$1,251,211	$1,696,211

Long-term debt (net of discount of $115,203)	$639,243	$639,243

Stockholders’ equity:
Preferred stock: par value $0.0001 per share, 5,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Class A common stock: par value $0.0001 per share, and additional paid-in capital, 300,000,000 shares authorized, 107,646,310 shares issued and outstanding, actual; 127,646,310 shares issued and outstanding, as adjusted	1,440,442	1,885,442
Class B common stock: par value $0.0001 per share, and additional paid-in capital, 50,000,000 shares authorized, 28,596,685 shares issued and outstanding, actual and as adjusted	234,376	234,376
Common stock and warrants payable	91	91
Deferred compensation	(166)	(166)
Accumulated other comprehensive income	3,785	3,785
Accumulated deficit	(366,214)	(366,214)

Total stockholders’ equity	$1,312,314	$1,757,314

Total capitalization	$1,951,557	$2,396,557

The number of shares outstanding following this offering is based on 107,646,310 shares of Class A common stock and 28,596,685 shares of Class B common stock outstanding as of September 30, 2006, and reflects a one for three reverse stock split that will be effective prior to closing of this offering, and excludes:

•	11,270,405 shares of Class A common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $9.30 per share;

•	15,000,000 shares of Class A common stock to be reserved for issuance under our 2007 Stock Compensation Plan which was adopted in January 2007 including shares of Class A common stock previously reserved for issuance under our 2003 Stock Option Plan;

•	18,802,635 shares of Class A common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $14.02 per share;

•	28,596,685 shares of Class A common stock issuable upon conversion of our outstanding Class B common stock;

•	677,666 shares of Class A common stock issuable upon the closing of pending spectrum acquisitions;

•	376,666 shares of Class A common stock issuable upon exercise of warrants to be issued upon the closing of pending spectrum acquisitions, with a weighted average exercise price of $22.50 per share; and

•	1,678,926 shares of Class A common stock issued during the three months ended December 31, 2006.

DILUTION

Our net tangible book value as of September 30, 2006 was approximately $1.3 billion, or $9.39 per share. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of capital stock. After giving effect to the issuance and sale of 20,000,000 shares of common stock in this offering at an initial public offering price of $24.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts, commissions and offering expenses, our pro forma net tangible book value as of September 30, 2006 would have been approximately $1.7 billion, or approximately $12.24 per share. This represents an immediate increase in net tangible book value of $2.85 per share to existing stockholders and an immediate dilution in net tangible book value of $11.76 per share to investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$24.00
Net tangible book value per share as of September 30, 2006	$9.39
Increase per share attributable to this offering	$2.85

Pro forma net tangible book value per share after this offering		$12.24
Dilution in pro forma net tangible book value per share to new investors		$11.76

The following table sets forth, on a pro forma basis as of September 30, 2006:

•	the average price per share of capital stock paid by our existing stockholders (cash and stock) and the average price per share of common stock to be paid by investors in this offering (before deducting the estimated underwriting discounts and commissions and offering expenses payable by us in the offering);

•	the total number of shares of our capital stock owned by our existing stockholders and the total number of shares of our common stock to be purchased in this offering; and

•	the total consideration (cash and stock) paid by our existing stockholders for shares of our capital stock and to be paid by investors purchasing shares of common stock in this offering.

					Average Price Per
	Total Consideration		Shares of Capital Stock		Share of
	Amount	Percent	Number	Percent	Capital Stock
	(In thousands)		(In thousands)

Existing stockholders	$1,536,663	76%	136,243	87%	$11.28
New investors	$480,000	24%	20,000	13%	$24.00

Total	$2,016,663	100.00%	156,243	100.00%

The number of shares outstanding following this offering is based on 107,646,310 shares of Class A common stock and 28,596,685 shares of Class B common stock outstanding as of September 30, 2006, and reflects a one for three reverse stock split that will become effective prior to closing of this offering, and excludes:

•	11,270,405 shares of Class A common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $9.30 per share;

•	15,000,000 shares of Class A common stock to be reserved for issuance under our 2007 Stock Compensation Plan which was adopted in January 2007 including shares of Class A common stock previously reserved for issuance under our 2003 Stock Option Plan;

•	18,802,635 shares of Class A common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $14.02 per share;

•	28,596,685 shares of Class A common stock issuable upon conversion of our outstanding Class B common stock;

•	677,666 shares of Class A common stock issuable upon the closing of pending spectrum acquisitions;

•	376,666 shares of Class A common stock issuable upon exercise of warrants to be issued upon the closing of pending spectrum acquisitions, with a weighted average exercise price of $22.50 per share; and

•	1,678,926 shares of Class A common stock issued during the three months ended December 31, 2006.

If the underwriters’ over-allotment option is exercised in full, the number of shares of capital stock held by existing stockholders will be reduced to 85% of the total number of shares of capital stock to be outstanding after this offering, and the number of shares of common stock in this offering will be increased to 23,000,000 shares or 15% of the total number of shares of capital stock outstanding after this offering. We have also agreed to issue warrants pursuant to agreements with parties who have agreed to assist us in acquiring spectrum. The number of warrants issuable under these agreements will not be determined until such acquisitions, if any, close. See “Certain Relationships and Related Transactions.” In addition, following this offering we may also be required to issue additional shares of our common stock upon an adjustment of the purchase price related to the acquisition of our subsidiary in Spain.

We also may be required to issue shares of Class A common stock upon the exercise of certain warrants at a reduced exercise price if our stock price falls below $15.00 per share during the first 20 trading days after expiration of the lock-up period relating to this offering, which may result in the issuance of additional shares of Class A common stock pursuant to cashless exercise provisions.

Pursuant to the master supply agreement we entered into with Clearwire US LLC, Bell Canada and BCE Nexxia on March 16, 2005, following the closing of this offering, we will be required to pay the amounts due to BCE Nexxia under the master supply agreement for the calendar quarter in which this offering closes in the form of additional shares of Class A common stock. See “Certain Relationships and Related Transactions — Master Supply Agreement with Bell Canada and BCE Nexxia Corporation” for a description of the master supply agreement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for our company. The selected financial information set forth below under the captions “Statement of Operations Data,” “Other Financial Data,” and “Balance Sheet Data” for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended and as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results for the entire year.

The selected historical consolidated financial data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	October 27, 2003
	(inception) to	Year ended		Nine months ended
	December 31,	December 31,		September 30,
	2003	2004(1)	2005(1)	2005(1)	2006(1)
	(In thousands, except per share data)

Statement of Operations Data:
Service	$25	$243	$8,451	$4,490	$43,855
Equipment and other (includes related party sales)	—	15,035	25,003	10,252	32,583

Total revenues	25	15,278	33,454	14,742	76,438
Cost of goods and services (exclusive of items shown separately below):
Cost of service	110	3,031	13,086	6,069	33,999
Cost of equipment (includes related party costs)	—	9,816	10,483	6,459	19,674
Selling, general and administrative expense	1,074	24,201	106,211	69,256	142,532
Research and development	22	5,805	9,639	6,985	8,470
Depreciation and amortization	27	2,552	11,913	6,998	26,372
Spectrum lease expense	163	2,987	9,356	5,050	14,649
Gain on sale of NextNet	—	—	—	—	(19,793)

Total operating expenses	1,396	48,392	160,688	100,817	225,903

Operating loss	(1,371)	(33,114)	(127,234)	(86,075)	(149,465)
Interest (expense) income — net	—	1,160	(11,520)	(4,217)	(42,891)
Foreign currency transaction (losses) gains — net	—	172	20	67	(20)
Other income (expense) — net	—	(292)	3,802	3,272	7,711
Income tax provision	—	—	(1,459)	(934)	(1,875)
Losses from equity investees — net	—	(988)	(3,946)	(2,749)	(5,757)
Minority interest in net loss of consolidated subsidiaries	—	20	387	1,046	446

Net loss	$(1,371)	$(33,042)	$(139,950)	$(89,590)	$(191,851)

Net loss per common share —
Basic and diluted	$(0.88)	$(0.90)	$(1.97)	$(1.28)	$(2.30)
Weighted-average common shares outstanding —
Basic and diluted	1,555	36,791	71,075	69,920	83,595
Other Financial Data:
Capital expenditures	$64	$12,815	$132,724	$101,089	$129,032

(1) As restated, see Note 18 to the consolidated financial statements for further information.

				As of
	As of December 31,			September 30,
	2003	2004	2005	2006(5)
	(In thousands)

Operating Data:
Network covered population:
United States(1)	—	480	3,788	5,593
International(2)	—	—	765	995
Network covered households:(3)
United States	—	192	1,515	2,237
International(2)	—	—	326	409
Subscribers:(4)
United States	—	3.5	56.2	144.4
International(2)	—	—	6.1	17.9

(1)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available. Our calculation of covered population is based on our estimate of covered households multiplied by 2.5 persons per household.

(2)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available for our consolidated subsidiaries only, and excludes data regarding our equity investees. Our calculation of covered population is based on estimates from the Economist Intelligence Unit database covered households multiplied by 2.3 and 3.0 persons per household, respectively for Brussels, Belgium and Dublin, Ireland.

(3)	Represents our estimate of the number of single residence homes, apartments and condominium units in the geographic areas in which our wireless broadband service is commercially available. Our estimate is based on information extrapolated from 2000 U.S. census data and other market information.

(4)	Represents the number of individuals and business or governmental entities receiving wireless broadband connectivity through our network.

(5)	Certain coverage and subscriber data as of December 31, 2006 is disclosed elsewhere in this prospectus.

			As of
	As of December 31,		September 30,
	2004	2005	2006
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$91,438	$125,648	$1,251,211
Property, plant and equipment — net	13,126	145,584	248,653
Total assets	263,305	627,918	2,072,592
Long-term debt (net of discount of $0, $50,385 and $115,203)	—	209,961	639,243
Total stockholders’ equity	241,370	318,692	1,312,314

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview and Recent Developments

We build and operate wireless broadband networks that enable fast, simple, portable, reliable and affordable communications. Our networks cover entire communities, delivering a wireless high-speed Internet connection and enabling other services and features that create a new communications path into the home or office. We provide a portable broadband connection that delivers Internet access and enables premium services, such as VoIP telephony, anytime and anywhere within our coverage area. Our service is at once competitive with and complementary to existing wireline and wireless networks.

We launched our first market in August 2004 and are growing rapidly in terms of the number of markets served, number of people covered by our network, and number of total subscribers. As of September 30, 2006 we offered service for sale to the 5.6 million people who lived in one of the 250 municipalities in our 32 U.S. markets. As of that date we had approximately 144,000 U.S. subscribers. Since that date, we have launched our Raleigh-Durham, North Carolina and Seattle-Tacoma, Washington markets, and increased the total number of persons covered by our network by 3.0 million, or 53.6%, to 8.6 million. During the same period, we increased our total broadband subscribers by 40,000, to 184,000 or 27.8%.

We believe that our U.S. subscriber growth rates reflect rapid customer acceptance of our services. We estimate that the average monthly increase in our subscriber penetration rate, which we calculate by dividing the number of new subscribers by the number of households covered by our network, ranged between 0.5% and 0.7% for each of the nine months ended September 30, 2006. For the nine months ended September 30, 2006, we experienced an average monthly churn, which refers to the percentage of our existing customers who terminate service in a given month, of approximately 1.9%. Given our limited operating history, our current rate of churn may not be representative of the churn we may experience in the future.

We are investing heavily in building networks and growing our subscriber base. Our efforts include offering premium services and applications in order to make our service more attractive. This expansion will require significant capital expenditures as well as sales and marketing expenses, and will likely be accompanied by significant operating losses over the next five years or more as we expand the area covered by our network and invest to build our brand and develop subscriber loyalty. We expect to launch additional markets this year that, if introduced on the schedule we anticipate, would expand our covered population by approximately 75% to more than 15 million people.

As part of our strategy, we have committed to adopt mobile WiMAX technology. In June 2006, we entered into a mobile WiMAX network collaboration agreement with Intel, which provides, among other things, that we will use commercially reasonable efforts to develop and deploy mobile WiMAX networks in the United States, and Intel has agreed to develop and market certain integrated circuits, modules and other platforms for use in certain notebook computers, ultramobile PCs and other mobile computing devices that would enable these devices to connect to our mobile WiMAX networks. We and Intel will also work together to develop, deploy and market a co-branded mobile WiMAX service offering in the United States, to be available only on our network, which will target users of certain WiMAX enabled notebook computers, ultramobile PCs, and other mobile computing devices containing Intel microprocessors. Both parties are obligated to contribute to the development, promotion and marketing of this service, with Intel committing to spend a specific amount on the marketing of the service and/or mobile WiMAX enabled devices as we achieve certain network deployment milestones. We have agreed to share with Intel a portion of the revenues received from subscribers using mobile computing devices containing microprocessors based on the x86 instruction set or its successors sold by Intel, or Intel mobile computing devices, on our domestic mobile WiMAX network.

We entered into our commercial agreements with Intel because we believe Intel is the world’s premier chipset manufacturer and one of the most significant supporters of mobile WiMAX technology. As a result, we expect that Intel’s influential relationships with key original equipment manufacturers, or OEMs, and with other participants in the development of mobile WiMAX technology, will accelerate our mobile WiMAX deployment capabilities, enhance our customer penetration and increase demand for our service. Additionally, we expect to develop a co-branded service offering that will allow us to leverage one of the world’s most recognized brands.

In August 2006, we sold our NextNet subsidiary to Motorola and entered into a wireless broadband system infrastructure agreement, a wireless broadband customer premises equipment, or CPE, supply agreement and a wireless broadband system services agreement with Motorola. This transaction makes Motorola our exclusive provider for NextNet Expedience network infrastructure products and CPE. In selling NextNet to Motorola, we intend to utilize Motorola’s manufacturing and research and development capabilities to enhance Expedience technology and to increase the likelihood of our successful migration to mobile WiMAX technologies. We believe Motorola is uniquely positioned as a vendor of mobile WiMAX technologies because of its ability to develop and manufacture both network infrastructure equipment and end user devices. In addition, we believe Motorola’s ability to deliver an end-to-end solution is particularly important when deploying a new technology such as mobile WiMAX. We believe that, by selecting Motorola as our vendor, we have increased the relative speed and the likelihood of success of our migration from Expedience to mobile WiMAX. We sold NextNet to Motorola in order to permit us to focus more closely on our wireless network services business, which we believe is our core business. Our relationships with Intel and Motorola are further described in “Certain Relationships and Related Transactions.”

As a result of our current buildout and marketing plans, we expect to require significant additional capital, which we intend to raise through subsequent equity offerings, by increasing our debt, or a combination of the two. As of September 30, 2006, our total assets were $2.1 billion and our stockholders’ equity was $1.3 billion, which compares to total assets of $627.9 million and stockholders’ equity of $318.7 million at December 31, 2005. Our unrestricted and short-term investments at September 30, 2006 totaled $1,251.2 million. We cannot offer assurances that the necessary capital will be available on attractive terms or at all, and we plan to manage our uses of capital by adjusting the rate at which we build our network, acquire spectrum and deploy our services.

As we have concentrated our financial and management resources on expanding our services, we have incurred net losses of $33.0 million and $140.0 million for the fiscal years ended December 31, 2004 and 2005, and $191.9 million for the nine months ended September 30, 2006. Moreover, a significant portion of our historical revenues were generated from equipment sales through our former NextNet subsidiary, including 0%, 98.4%, 74.7% and 42.6% of our total revenues for the periods ended December 31, 2003, 2004, 2005 and for the nine months ended September 30, 2006, respectively. Following the sale of this subsidiary we anticipate that most of our future revenues will be generated by delivering wireless broadband services. We believe the sale of NextNet affects our prospective results of operations, by reducing equipment revenue, selling, general and administrative expense, research and development expense, and depreciation and amortization expense associated with NextNet’s operations, and by increasing our expenses and capital expenditures for equipment acquisition. We have not classified NextNet as a discontinued operation in our statement of operations because of our ongoing involvement with that company under our exclusive supply and infrastructure development agreements. However, our net loss for the nine month period ended September 30, 2006 include $7.9 million in direct selling, general and administrative expense, $7.2 million in direct research and development expense, and $1.4 million in direct depreciation and amortization that we expect to be non-recurring following the NextNet sale.

In addition, we have been acquiring spectrum internationally so that we can deploy our networks in Europe and elsewhere. As of September 30, 2006 we offered service in Brussels, Belgium and Dublin, Ireland, which together included an additional 17,900 subscribers and 1.0 million people covered by our network. We also held minority interests in companies that were deploying similar services in Denmark and Mexico which together cover an estimated 10.2 million people. We hold spectrum covering another 45.1 million people in Spain, 38.1 million people in Poland, and 21.6 million people in Romania. Finally, we were notified on December 15, 2006 that we had won a spectrum auction in Germany at a cost of approximately $25 million that, when completed, will give us the capability to launch our service across the entire country covering a total of 82.5 million people.

During 2006 we achieved the following significant financial and operational milestones:

•	launching our services in 9 new U.S. markets covering an additional 4.8 million people;

•	increasing our U.S. spectrum holdings from 6.7 billion to 12.0 billion MHz-POPs, an increase of 79.1%, and our international holdings from 4.0 billion to 8.7 billion MHz-POPs, a 117.5% increase;

•	selling our NextNet subsidiary to Motorola and executing infrastructure and subscriber supply agreements with Motorola;

•	entering into a mobile WiMAX collaboration agreement with Intel;

•	raising approximately $1.5 billion in debt and equity financings;

•	expanding our distribution channels as we entered into distribution agreements with AOL and Circuit City; and

•	introducing our VoIP telephony services in 13 U.S. markets.

As discussed in Note 18 to the accompanying consolidated financial statements, we have restated our consolidated statements of operations for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006. Additionally, we have restated our unaudited statement of cash flows for the nine months ended September 30, 2006 for a reclassification of leased spectrum assets from investing to operating activities. The restatement has no effect on our consolidated net loss, cash flows liquidity or financial position. The following management’s discussion and analysis gives effect to this restatement.

Results of Operations

The following table sets forth certain operating data for the periods presented.

	October 27, 2003
	(inception) to	Year Ended		Nine Months Ended
	December 31,	December 31,		September 30,
	2003	2004(1)	2005(1)	2005(1)	2006(1)
	(In thousands, except per share data)

Revenue
Service	$25	$243	$8,451	$4,490	$43,855
Equipment and other (includes related party sales)	—	15,035	25,003	10,252	32,583

Total revenues	25	15,278	33,454	14,742	76,438
Cost of goods and services (exclusive of items shown separately below):
Cost of service	110	3,031	13,086	6,069	33,999
Cost of equipment (includes related party costs)	—	9,816	10,483	6,459	19,674
Selling, general and administrative expense	1,074	24,201	106,211	69,256	142,532
Research and development	22	5,805	9,639	6,985	8,470
Depreciation and amortization	27	2,552	11,913	6,998	26,372
Spectrum lease expense	163	2,987	9,356	5,050	14,649
Gain on sale of NextNet	—	—	—	—	(19,793)

Total operating expenses	1,396	48,392	160,688	100,817	225,903

	October 27, 2003
	(inception) to	Year Ended		Nine Months Ended
	December 31,	December 31,		September 30,
	2003	2004(1)	2005(1)	2005(1)	2006(1)
	(In thousands, except per share data)

Operating loss	(1,371)	(33,114)	(127,234)	(86,075)	(149,465)
Other (expense) income:
Interest (expense) income — net	—	1,160	(11,520)	(4,217)	(42,891)
Foreign currency transaction (losses) gains — net	—	172	20	67	(20)
Other income (expense) — net	—	(292)	3,802	3,272	7,711

Total other income (expense) — net	—	1,040	(7,698)	(878)	(35,200)

Loss from continuing operations before income taxes, minority interest and losses from equity investees	(1,371)	(32,074)	(134,932)	(86,953)	(184,665)
Income tax provision	—	—	(1,459)	(934)	(1,875)

Loss from continuing operations before minority interest and losses from equity investees	(1,371)	(32,074)	(136,391)	(87,887)	(186,540)
Losses from equity investees — net	—	(988)	(3,946)	(2,749)	(5,757)
Minority interest in net loss of consolidated subsidiaries	—	20	387	1,046	446

Net loss	$(1,371)	$(33,042)	$(139,950)	$(89,590)	$(191,851)

(1)	As restated, see Note 18 to the consolidated financial statements for further information.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Total revenues.  Total revenues increased $61.7 million to $76.4 million for the nine months ended September 30, 2006 from $14.7 million for the nine months ended September 30, 2005. This result includes a $39.4 million increase in service revenue as we increased our subscriber base, as well as a $22.3 million increase in equipment revenue derived from NextNet operations.

Service revenue.  Service revenue is primarily generated from subscription and modem lease fees for our wireless broadband service. Activation fees and fees for other services such as email, VoIP, and web hosting services are also included in service revenue. As of September 30, 2006, we operated in 32 U.S. markets and two international markets covering a geographic area containing approximately 6.6 million people. Total subscribers in all markets grew from approximately 33,700 as of September 30, 2005 to approximately 162,300 as of September 30, 2006, generating service revenue of approximately $43.9 million for the nine months ended September 30, 2006 as compared to $4.5 million for the nine months ended September 30, 2005. This increase reflects net increases of 67,900 subscribers in domestic markets launched prior to January 1, 2006, and 14,200 subscribers in the seven domestic markets launched during the first nine months of 2006. Of these seven new domestic markets, five were launched in the third quarter.

For the nine months ended September 30, 2006, we experienced an average monthly churn, which refers to the percentage of our existing customers who terminate service in a given month, of approximately 1.9%, with approximately 1.4% of this amount resulting from subscriber relocations or non-payment, based upon exit interviews. Given our limited operating history, and that our current subscriber contracts are generally for a term of one to two years, our current rate of churn may not be representative of the churn we may experience in the future.

Equipment and other revenue.  Our equipment and other revenue includes sales of NextNet equipment through the date of sale in August 2006. Equipment and other revenue increased approximately $22.3 million, to $32.6 million for the eight-month period ending on the date of sale from $10.3 million for the nine months ended September 30, 2005. This increase is due to an increase in the volume of sales of CPE and other units to Inukshuk, Inc., a joint venture between Rogers Cable Enterprises and Bell Canada, through an arrangement with Flux Fixed Wireless, LLC, an entity controlled by Mr. McCaw. Total related party sales increased $14.8 million to $15.5 million for the nine months ended September 30, 2006 from $661,000 for the nine months ended September 30, 2005. The remainder of the increase is a result of an increase in overall sales volume across our customer base.

Total cost of goods and services.  Total cost of goods and services increased $41.1 million to $53.7 million for the nine months ended September 30, 2006, from $12.5 million for the nine months ended September 30, 2005.

Cost of service.  As a result of the expansion in 2006 of our wireless broadband network and related subscriber growth, cost of service increased to $34.0 million for the nine months ended September 30, 2006 as compared to $6.1 million for the nine months ended September 30, 2005. The increase is due to an increase in costs for towers leased, the number of subscribers using our service, and additional markets served. As we continue to expand our network, we anticipate that the cost of service will increase in connection with our subscriber growth.

Cost of equipment.  Our cost of equipment consists primarily of costs incurred for equipment manufactured by NextNet through August 29, 2006. Following the increase in the number of CPE units sold in 2006, cost of equipment increased $13.2 million to $19.7 million for the eight months ended August 29, 2006 as compared to $6.5 million for the nine months ended September 30, 2005. As a percentage of equipment and other revenue, cost of equipment decreased to 60.4% for the eight months ended August 29, 2006 from 63.0% for the nine months ended September 30, 2005, as a result of improvements in our CPE design and production efficiencies. As a result of our sale of NextNet, we do not expect to incur material cost of equipment.

Selling, general and administrative expense.  Selling, general and administrative expense increased $73.2 million, or 105.6%, to $142.5 million for the nine months ended September 30, 2006 from $69.3 million for the nine months ended September 30, 2005. The overall increase is due to employee compensation and related costs due to higher employee headcount, additional marketing and advertising costs related to the expansion of our business, increases in professional fees, and higher facilities costs. Employee and related compensation expense increased $41.7 million due to headcount increases to support the overall growth of our business. Our total employee headcount increased from 599 at September 30, 2005 to 1,075 at September 30, 2006. Marketing and advertising expense increased $14.3 million as we expanded our number of markets in the United States from 17 to 32 and increased our subscriber base from 33,700 at September 30, 2005 to 162,300 at September 30, 2006. Facilities expenses increased $4.1 million in connection with the headcount increase and market expansion. Professional fees, which include legal, accounting and other costs related to acquisitions and regulatory compliance, increased $4.0 million to $15.3 million for the nine months ended September 30, 2006 from $11.2 million for the same period in 2005 due primarily to costs associated with our prior withdrawn registration statement, spectrum transactions and other transactions. Other costs increased $9.1 million and included an increase of $3.6 million for commission expense related to our third party channel sales and increased expenses of $2.4 million for our call center resulting from further expansion of our support services as we expanded our markets.

We expect our selling, general, and administrative expenses to continue to increase in future periods. We expect that these increases will primarily be related to marketing expenses necessary to support our growth and our efforts to build brand awareness through national advertising and promotional activities, as well as costs related to expenses for professional fees associated with Securities Exchange Act reporting and compliance, personnel and facility-related costs, network expansion, and costs related to our future call center, which we expect to open in 2007.

Research and development expense.  Research and development expense increased $1.5 million, or 21.3%, to $8.5 million for the nine months ended September 30, 2006 from $7.0 million for the nine months ended September 30, 2005. The increase was primarily due to additional research and development expenditures to support the expansion of our wireless broadband network and the development by NextNet of new technologies and products, including PC Cards and chipsets to be installed directly in consumer devices. We expect our research and development expenses to decrease as a result of the sale of NextNet.

Depreciation and amortization expense.  Depreciation and amortization expense increased $19.4 million to $26.4 million for the nine months ended September 30, 2006 from $7.0 million for the nine months ended September 30, 2005, primarily due to increased network build-out and deployed CPE costs related to our expansion into new markets and associated subscriber growth. Capital expenditures for depreciable property, plant and equipment increased $27.9 million to $129.0 million for the nine months ended September 30, 2006 from $101.1 million for the nine months ended September 30, 2005. The majority of these expenditures relate to the construction of our network and purchases of base station equipment.

Changes in technology customarily used in our business, such as a transition to mobile WiMAX, may result in an impairment in the value or a change in the estimated useful life of our Expedience network equipment already placed in service. If such a change occurs, we may be required to record an impairment charge to reduce the carrying amount of equipment in service to its fair value, and to accelerate the useful life of the respective equipment, resulting in an increase in periodic depreciation expense over the remaining useful life of the equipment, or, in appropriate instances, to write off the entire unamortized value.

Spectrum lease expense.  Spectrum lease expense increased $9.5 million to $14.6 million for the nine months ended September 30, 2006 from $5.1 million for the nine months ended September 30, 2005. As certain of our leases include escalation clauses, we are required to record expense on a straight-line basis over the term of these leases, including renewal periods where appropriate. Total spectrum lease expense increased as a direct result of an increase in the number of spectrum licenses leased as part of the deployment of our wireless broadband network. We expect spectrum lease expense to continue to increase as we acquire additional spectrum and the costs of acquiring such spectrum become higher.

Gain on sale of NextNet.  The sale of NextNet in August 2006 resulted in a gain of $19.8 million, comprised of aggregate proceeds from the sale of $47.1 million less the book value of net assets sold of $26.1 million and transaction related costs of $1.2 million.

Operating loss.  As a result of the above, operating loss increased from $86.1 million for the nine months ended September 30, 2005 to $149.5 million for the nine months ended September 30, 2006.

Interest (expense) income — net.  We incurred $42.9 million of net interest expense for the nine months ended September 30, 2006, up from $4.2 million of net interest expense in the nine months ended September 30, 2005. The majority of this increase in interest expense is due to the issuance in August 2005 of senior secured notes, due 2010, in an aggregate principal amount of $260.3 million, and the issuance in February 2006 of additional senior secured notes, due 2010, in an aggregate principal amount of $360.4 million, as well as additional loans totaling $135.0 million. We recorded interest expense totaling $47.9 million, including $47.6 million related to our senior secured notes, in the nine months ended September 30, 2006. We also recorded amortization of original issuance discount of $10.6 million related to our senior secured notes. These amounts were partially offset by interest income earned on our short-term investments of $6.9 million and capitalized interest of $11.2 million in the nine months ended September 30, 2006 as compared to $4.4 million of interest expense and $1.5 million of interest income in the nine months ended September 30, 2005. The increase in interest income is primarily due to an increase in our total short-term investments.

Other income (expense) — net.  We recognized $7.7 million of other income in the nine months ended September 30, 2006 as compared to $3.3 million of other income in the nine months ended September 30, 2005. This increase is due primarily to an increase in short-term investments.

Income tax provision.  We incurred $1.9 million of income tax expense in the nine months ended September 30, 2006 as compared to $934,000 in the nine months ended September 30, 2005. The expense represents the recognition of a deferred tax liability related to the accounting for FCC licenses we own. Owned FCC licenses are amortized over 15 years for U.S. tax purposes but, since these licenses have an indefinite life, they are not amortized for financial statement reporting purposes. The ongoing difference between the financial statements and tax amortization treatment resulted in our recording a deferred income tax expense of $1.9 million for the nine months ended September 30, 2006.

Losses from equity investees — net.  Losses from equity investees — net increased $3.1 million to $5.8 million for the nine months ended September 30, 2006 from $2.7 million for the nine months ended September 30, 2005. The increase is due to continued losses from our equity investee MVS Net S.A. de C.V. in Mexico, as well as losses from our equity investee Danske Telecom A/S in Denmark that we invested in during June 2005.

Net loss.  As a result of the above, our net loss increased to $191.9 million for the nine months ended September 30, 2006 as compared to $89.6 million for the nine months ended September 30, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total revenues.  Total revenues increased $18.2 million to $33.5 million in 2005 from $15.3 million in 2004, due to a $10.0 million increase in equipment revenue and an $8.2 million increase in service revenue as we began commercial deployment of our network.

Service revenue.  In August 2004 we launched our first market for wireless broadband services. We had three markets covering approximately 480,000 people in commercial operation by December 31, 2004. As of December 31, 2005 we operated in a total of 25 markets covering approximately 3.8 million people. Of the 22 new markets launched in 2005, 15 were launched in the second half of the year. Total subscribers in all markets grew from approximately 3,500 as of December 31, 2004 to approximately 56,200 as of December 31, 2005, generating service revenues of approximately $8.5 million in 2005 as compared to $200,000 in 2004.

Equipment and other revenue.  Equipment and other revenue increased approximately $10.0 million, or 66.7%, to $25.0 million in 2005 from $15.0 million in 2004. This increase was due to an increase in the volume of base station, CPE and other units sold from approximately 13,500 to approximately 19,500. Sales of equipment to related parties increased $2.8 million to $9.7 million in 2005 from $6.9 million in 2004. The majority of this increase was attributable to sales of base station equipment in the fourth quarter to Inukshuk, Inc., a joint venture of Bell Canada and Rogers Communications, through an arrangement with Flux Fixed Wireless, LLC, an entity controlled by Mr. McCaw.

Total cost of goods and services.  Total cost of goods and services increased $10.8 million, or 84.4%, to $23.6 million in 2005 from $12.8 million in 2004.

Cost of service.  The deployment of our wireless broadband network to support the expansion of our services resulted in cost of service increasing by $10.1 million to $13.1 million in 2005 compared to $3.0 million in 2004. Tower costs represented the majority of the increase, growing to $6.0 million in 2005 from approximately $500,000 in 2004.

Cost of equipment.  Following the increase in the number of base station units and CPE sold in 2005, cost of equipment increased $0.7 million, or 7.1%, to $10.5 million in 2005 from $9.8 million in 2004. As a percentage of equipment and other revenue, cost of equipment decreased to 41.9% of equipment and other revenue in 2005 from 65.3% in 2004 as a result of an improvement in our product design, and production efficiencies and the impact of the fourth quarter base station equipment sales to Inukshuk. We recognize significantly higher margins on sales of base station equipment as compared to sales of CPE.

Selling, general and administrative expense.  Selling, general and administrative expense increased $82.0 million to $106.2 million in 2005 from $24.2 million in 2004. The increase was primarily due to a significant increase in employee compensation and benefit costs, marketing and advertising costs, professional fees, and facilities costs to support the expansion of our business. Employee compensation, benefits and other related expenses included in selling, general, and administrative expense increased $39.2 million to $52.5 million in 2005 from $13.3 million in 2004, as we increased total headcount to support the overall growth of our business. Marketing and advertising costs increased $15.9 million to $17.7 million in 2005 from $1.8 million in 2004, as we launched or expanded our marketing and sales efforts in 22 markets. Professional fees are included in selling, general, and administrative expense, including legal, accounting and other costs related to regulatory compliance, increased $11.2 million to $15.0 million in 2005 from $3.8 million in 2004. Facilities costs included in selling, general, and administrative expense increased $3.2 million to $4.0 million in 2005 from $800,000 in 2004, as we expanded our administrative office space in Kirkland, Washington and opened various locations in our new markets.

Research and development expense.  Research and development expense increased $3.8 million, or 66.0%, to $9.6 million in 2005 from $5.8 million in 2004. The increase was primarily due to the additional research and development expenditure to support the expansion of our wireless broadband network and the development of new technologies, including PC cards and chipsets installed directly in consumer devices. Additionally, we acquired NextNet in March 2004, which resulted in a full year of research and development expense in 2005 as compared to only ten months of such expense in 2004.

Depreciation and amortization expense.  Depreciation and amortization expense increased $9.3 million to $11.9 million in 2005 from $2.6 million in 2004, primarily due to increased network build-out and deployed CPE following our expansion into new markets and related subscriber growth. Capital expenditure for purchases of depreciable property, plant and equipment increased $119.9 million to $132.7 million in 2005 from $12.8 million in 2004.

Spectrum lease expense.  Spectrum lease expense increased $6.4 million to $9.4 million in 2005 from $3.0 million in 2004. Total spectrum lease expense increased as a direct result of the increasing number of spectrum licenses we leased as part of the deployment of our wireless broadband network. We entered into or assumed lease arrangements for approximately 200 spectrum licenses in 2005, increasing the total number held to approximately 285 as of December 31, 2005 as compared to approximately 85 as of December 31, 2004.

Operating loss.  As a result of the above, operating loss increased from $33.1 million in 2004 to $127.2 million in 2005.

Interest (expense) income — net.  We incurred $11.5 million of net interest expense in 2005 as compared to $1.2 million of interest income in 2004. The majority of this difference is due to the issuance in August 2005 of senior secured notes due 2010, in an aggregate principal amount of $260.3 million. We recorded interest expense totaling $11.6 million and amortization of original issue discount of $4.4 million in 2005 related to these senior secured notes. These amounts were partially offset by interest income earned on our short-term investments of $3.1 million and capitalized interest of $2.3 million in 2005 as compared to $1.2 million of interest income in 2004. The increase in interest income is primarily due to an increase in our total short-term investments and the fact that we earned income on short-term investments acquired mid-year in 2004 for a full year in 2005.

Other income (expense) — net.  We recognized $3.8 million of other income in 2005 as compared to $292,000 of other expense in 2004. The increase is due primarily to the increase in our short-term investments which were held for a full year in 2005 compared to six months in 2004.

Income tax provision.  We recorded a $1.5 million income tax provision in 2005 as compared to $0 in 2004. The expense represents the recognition of a deferred tax liability related to the accounting for FCC licenses we own. Owned FCC licenses are amortized over 15 years for U.S. tax purposes but, since these licenses have an indefinite life, they are not amortized for financial statement reporting purposes. The ongoing difference between the financial statements and tax amortization treatment resulted in our recording a deferred income tax expense of $1.5 million in 2005.

Losses from equity investees — net.  Losses from equity investees — net increased $2.9 million to $3.9 million from $988,000 million in 2004. The increase in losses from equity investees was due to the inclusion of a full year of losses from MVS Net S.A. de C.V. in Mexico, as compared to six months of losses in 2004, and the addition in June 2005 of a new equity investee, Danske Telecom A/S in Denmark.

Net loss.  As a result of the above, our net loss increased to $140.0 million in 2005 as compared to $33.0 million in 2004.

Year Ended December 31, 2004 Compared to Period from October 27, 2003 (inception) to December 31, 2003

For the period from our inception on October 27, 2003 to December 31, 2003, we incurred approximately $1.4 million of selling, general and administrative and other expenses, primarily related to the establishment of our company and the purchase of 34 spectrum leases.

Liquidity and Capital Resources

Since inception, our activities have consisted principally of developing, deploying and operating our network and acquiring spectrum and other assets for the delivery of wireless broadband services. Until the sale of NextNet in August 2006, we also developed and sold network equipment and CPE. We have relied on the proceeds from equity and debt financing, rather than cash generated from operations, as our primary source of capital to fund this development. Specifically, we raised $207.0 million in capital through the issuance of 30,000,000 shares of Class A common stock and 9,000,000 shares of Class B common stock in 2004. We raised $139.6 million in capital through the issuance of 11,635,687 shares of Class A common stock in 2005, and $1.0 billion through sales of 47,475,161 shares of Class A common stock and 9,905,732 shares of Class B common stock to Intel Capital, Motorola and others in the first nine months of 2006. We have also raised capital through debt financing, including issuance of debt securities and warrants, totaling $260.3 million in 2005 and $495.4 million for the first nine months of 2006. Please see “Description of Indebtedness” for a more detailed description of our indebtedness.

We believe our cash and short-term investments afford us adequate liquidity for at least the next 12 months, although we may raise additional capital during this period if attractive terms are available. Our unrestricted cash and short-term investments at September 30, 2006 totaled $1,251.2 million. We expect our cash needs to fund operating losses, capital expenditures and working capital in fiscal 2007, exclusive of spectrum acquisition costs, to be approximately $800.0 million. The amount we expect to spend on spectrum acquisitions in the next 12 months is uncertain due to the manner in which we acquire spectrum. We intend to continue to acquire spectrum opportunistically based on availability, acquisition costs and our market deployment schedules. Although we cannot predict the availability or cost of acquiring spectrum in the future, as of December 31, 2006, we had committed to contingent spectrum acquisition outlays of approximately $75.0 million. We also expect to require substantial additional capital in the long-term to fund our business and our success and viability will depend on our ability to raise additional capital on reasonable terms. As a result of the sale of NextNet, our primary liquidity requirements will arise from the need to expand our wireless broadband network, purchase spectrum, provide CPE to our new subscribers, and fund our operating losses. The amount and timing of our long-term capital needs will depend on the extent of our network deployment, which may be adjusted based on available capital and, to a lesser degree, on the schedule on which mobile WiMAX technologies become available, which are difficult to estimate at this time.

Cash Flow Analysis

Comparison of the nine months ended September 30, 2005 to the nine months ended September 30, 2006

The following table presents a summary of our cash flows and beginning and ending cash balances for the nine months ended September 30, 2005 and 2006:

	Nine Months Ended
	September 30,
	2005	2006
	(In thousands)

Cash used in operating activities	$(43,667)	$(176,619)
Cash used in investing activities	(339,763)	(475,288)
Cash provided by financing activities	388,910	1,504,697
Effects of foreign exchange rate or cash and cash equivalents	(664)	2,286
Net increase in cash and cash equivalents, including the effect of foreign exchange rate changes	4,816	855,076
Cash and cash equivalents at beginning of period	12,598	29,188

Cash and cash equivalents at end of period	$17,414	$884,264

Operating Activities

Net cash used in operating activities increased $132.9 million to $176.6 million for the nine months ended September 30, 2006, from $43.7 million for the nine months ended September 30, 2005. Cash received from customers was $84.4 million for the nine months ended September 30, 2006 compared to $16.2 million for the nine months ended September 30, 2005. This increase was due to an increase in the number of our subscribers as we launched our service in seven new markets for the nine months ended September 30, 2006. This increase was more than offset by increases in all operating expenses, most significantly general and administrative and sales and marketing expenses, including employee compensation, professional fees and facilities and advertising expense, due to the expansion of our wireless broadband network and a significant increase in the number of markets served.

Investing Activities

Net cash used in investing activities increased $135.5 million to $475.3 million for the nine months ended September 30, 2006 from $339.8 million for the nine months ended September 30, 2005. We launched seven new markets in the nine months ended September 30, 2006, and, as a result, invested $167.8 million in deploying our wireless broadband network and acquiring additional spectrum licenses for the nine months ended September 30, 2006, as compared to $109.5 million for the nine months ended September 30, 2005, an increase of $58.3 million. Purchases of short-term investments, net of sales or maturities, increased $126.7 million to $270.5 million for the nine months ended September 30, 2006 from $143.8 million for the nine months ended September 30, 2005. These expenditures were partially offset by the net proceeds on the sale of NextNet totaling $47.1 million.

Financing Activities

Net cash provided by financing activities increased $1.1 billion to $1.5 billion for the nine months ended September 30, 2006 from $388.9 million for the nine months ended September 30, 2005. During the nine months ended September 30, 2006 we received $1.0 billion of net proceeds from the issuance of common stock, $360.4 million from the issuance of our senior secured notes, due 2010, and $135.0 million in connection with our commercial loan and other indebtedness.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table presents a summary of our cash flows and beginning and ending cash balances for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended December 31, 2004 and 2005:

	October 27, 2003
	(inception) to	As of December 31,
	December 31, 2003	2004	2005
	(In thousands)

Cash used in operating activities	$(11,235)	$(52,845)	$(96,655)
Cash used in investing activities	(1,044)	(144,406)	(275,300)
Cash provided by financing activities	15,000	206,950	389,181
Effect of foreign exchange rates on cash and cash equivalents	—	178	(636)

Net increase in cash and cash equivalents, including the effect of foreign exchange rates	2,721	9,877	16,590
Cash and cash equivalents at beginning of period	—	2,721	12,598

Cash and cash equivalents at end of period	$2,721	$12,598	$29,188

Operating Activities

Net cash used in operating activities increased $43.9 million, or 83.1%, to $96.7 million in 2005, from $52.8 million in 2004. Cash received from customers was $31.6 million in 2005 compared to $11.6 million in 2004. This increase was due to an increase in the number of our subscribers as we launched our service in 22 domestic and two international markets in 2005. This increase was more than offset by increases in all operating expenses, most significantly selling, general, and administrative expenses, due to the expansion of our wireless broadband network and a significant increase in the number of markets served.

Investing Activities

Net cash used in investing activities increased $130.9 million to $275.3 million in 2005 from $144.4 million in 2004. We launched 22 domestic and two international markets in 2005, and, as a result, invested $184.8 million in deploying our wireless broadband network and acquiring additional spectrum licenses in 2005, as compared to $39.2 million in 2004, an increase of $145.6 million. These expenditures were partially offset by a reduction in our net investment in short-term investments. Purchases of short-term investments, net of sales or maturities, decreased $61.1 million to $17.7 million in 2005 from $78.8 million in 2004.

Financing Activities

Net cash provided by financing activities increased $182.2 million to $389.2 million in 2005 from $207.0 million in 2004. This increase was primarily due to the issuance in 2005 of our senior secured notes, due 2010, in an aggregate principal amount of $260.3 million.

We received $67.4 million less in proceeds from sales of capital stock in 2005 as compared to 2004. Proceeds from the issuance of capital stock in 2005 and 2004 were $139.6 million and $207.0 million, respectively.

Financings and Capital Requirements

We have financed our operations through the sale of debt and equity securities and the issuance of bank debt. Significant transactions for the nine months ended September 30, 2006 and for the year ended December 31, 2005 include the following:

•	in August 2006, we issued 33,333,333 shares of our capital stock to Intel Capital for a purchase price of $600.0 million;

•	in August 2006, we issued 16,666,666 shares of our common stock to Motorola for a purchase price of $300.0 million;

•	between August and October 2006, we issued a total of 8,603,116 shares of our common stock to existing investors in a preemptive rights offering, for a purchase price of $155.0 million;

•	in August 2006, we borrowed $125.0 million under a term loan;

•	in June 2006, we borrowed $10.0 million under our July 2005 loan agreement with BCE Nexxia;

•	in February 2006, we sold approximately $360.4 million in senior secured notes. In connection with the sale of these notes, we issued warrants to the purchasers entitling them to purchase up to 9,609,334 shares of our common stock;

•	in August 2005, we sold approximately $260.3 million in senior secured notes. In connection with the sale of these notes, we issued warrants to the purchasers entitling them to purchase up to 6,942,552 shares of our common stock; and

•	in March 2005, we issued 8,333,333 shares of our common stock to Bell Canada for a purchase price of $100.0 million.

Debt Obligations and Restricted Cash and Investments

In August 2005, we completed the sale of senior secured notes due 2010 in an aggregate principal amount of $260.3 million. In connection with our sale of senior secured notes, we also issued warrants to purchase up to 6,942,552 shares of our common stock. In addition, we granted the purchasers of the senior secured notes a one-time option to acquire up to an equivalent amount of additional notes and warrants for a period of 180 days following the issuance of the senior secured notes. This option was exercised in February 2006, at which time we completed the sale to new and existing holders of additional senior secured notes due 2010 in an aggregate principal amount of $360.4 million, and warrants to purchase up to 9,609,334 shares of our common stock. As of September 30, 2006, we recorded the aggregate principal amount of the senior secured notes outstanding net of a discount of $115.2 million due to the unamortized portion of the proceeds allocated to the warrants, based on their estimated fair value. Additionally, under the terms of the senior secured notes, we were required to purchase and pledge non-callable government securities as interest payment collateral for the senior secured notes. These restricted investments, totaling $88.7 million at September 30, 2006, are included in current and long-term restricted investments in our consolidated balance sheets. We also entered into a senior credit facility with net proceeds of $125.0 million, and drew $10.0 million against our July 2005 line of credit with BCE Nexxia. As of September 30, 2006, we had restricted cash of $9.7 million. The majority of this restricted cash related to our letters of credit.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2005. The amounts in the table may differ from those reported on our consolidated balance sheet as of December 31, 2005. Changes in our business needs or interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are complex and necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table summarizes certain of our contractual obligations, including principal and interest payments under our debt obligations and payments under our spectrum lease obligations, as of December 31, 2005:

		Less than	1-3		Over 5
Contractual Obligations	Total	1 Year	Years	3-5 Years	Years
	(In millions)

Long-term debt obligations(1)	$260.3	$—	$—	$260.3	$—
Interest payments(2)(3)	132.1	28.6	57.3	46.2	—
Operating lease obligations	70.6	15.0	29.7	25.4	0.5
Spectrum lease obligations	294.5	10.7	21.7	21.7	240.4

Total(4)	$757.5	$54.3	$108.7	$353.6	$240.9

(1)	Excludes $495.4 million in long-term debt obligations incurred during the nine months ended September 30, 2006. Please see “Description of Indebtedness.”

(2)	As of September 30, 2006, our interest payment obligations increased by $55.5 million for less than 1 year, $107.8 million for 1 to 3 years, $22.1 million for 3 to 5 years and $0 for over 5 years, increasing total interest payments by $185.4 million. This increase was due to the issuance of debt during the nine months ended September 30, 2006, in an aggregate principal amount of $495.4 million.

(3)	Our interest payment obligations are calculated for all years using an interest rate of 11%.

(4)	Excludes our commitment to purchase no less than $150.0 million of equipment products from Motorola through August 29, 2008 under the terms of the Supply Agreement that was entered into on August 29, 2006. Please see “Certain Relationships and Related Transactions” for more detailed description of our Supply Agreement with Motorola.

We had no off-balance-sheet arrangements as of September 30, 2006.

Future Liquidity and Capital Resource Requirements

Based upon our current plans, we believe that our existing cash, cash equivalents and marketable securities will be sufficient to cover our estimated liquidity needs for at least the next twelve months. Our long-term economic model is designed to allow replicable, scalable individual market builds so that we can increase or decrease our market deployment schedule based on available cash. As a result, the amount and timing of our long-term capital needs will depend on the extent of our network deployment and, to a lesser degree, on the schedule on which mobile WiMAX technologies become available, which factors are difficult to estimate at this time. We do not expect to satisfy all of our capital needs through this offering. As our business is in its early stages, we regularly evaluate our plans and strategy, and these evaluations often result in changes, some of which may be material and significantly modify our cash requirements. For example, we significantly changed our business strategy in August 2006 following our sale of NextNet. These changes in our plans or strategy may include the introduction of new features or services, significant or enhanced distribution arrangements, investments in infrastructure, acquisition of another company, or any combination of the foregoing.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

In consultation with our board of directors, we have identified the following accounting policies that we believe are key to an understanding of our financial statements: revenue recognition; impairments of long-lived assets; impairments of goodwill and intangible assets with indefinite useful lives; stock-based compensation; valuation of common stock; accounting for spectrum licenses and leases; and the deferred tax asset valuation allowance.

These accounting policies require management to make complex and subjective judgments. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, when all of the following conditions exist: (i) persuasive evidence of an arrangement exists in the form of an accepted purchase order; (ii) delivery has occurred, based on shipping terms, or services have been rendered; (iii) the price to the buyer is fixed or determinable, as documented on the accepted purchase order; and (iv) collectibility is reasonably assured.

Service revenue — We primarily earn service revenue by providing access to our wireless broadband network. Also included in service revenue are revenue from optional services, including personal and business email and static Internet Protocol. Activation fees are charged to customers upon subscription.

We apply Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, to account for revenue arrangements with multiple deliverables. These arrangements are allocated among the separate units of accounting based on the relative fair values if the deliverables in the arrangement meet certain criteria.

Service revenue from customers for the wireless broadband and optional services are billed in advance and recognized ratably over the service period. Activation fees charged to the customer are deferred and recognized as service revenue on a straight-line basis over the expected life of the customer relationship, which we have estimated to be 3.5 years. This expected life was determined based on our assessment of historical industry averages. Given our limited history we believe that these averages represent the best indicator of our future duration of customer life. As we develop more history of contract renewals, our estimate of the expected life of our customer relationship may change. Any change will be reflected prospectively beginning in the period that the change in estimate occurs.

Equipment and other revenue — We primarily earn equipment revenue from sales of base stations, CPE, related infrastructure, system services and software maintenance contracts. Revenue associated with the shipment of CPE and other equipment to our customers is recognized when title and risk of loss have transferred to the customer. Generally, the risks of ownership and title pass when product is delivered to our customer. There are no rights of return provided in any of our equipment sales contracts. In the interest of customer relations, in the past we have allowed returns or exchanges of certain products. If and when products are returned, we normally exchange them. We have not established a sales return allowance as returns have been insignificant to date and no significant returns are anticipated.

Sales discounts, primarily discounts on list prices of equipment sold, are generally classified as a reduction of revenues in accordance with EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), and are recognized when revenue is recognized. Shipping and handling costs billed to customers are recorded to equipment and other revenue. Freight costs associated with shipping goods to customers are recorded to cost of equipment.

In arrangements that include multiple elements, such as the sale of a base station with a software maintenance contract, we apply the accounting guidance in accordance with Statement of Position, or SOP, No. 97-2, Software Revenue Recognition. Revenue is allocated to each element of the transaction based upon its fair value as determined by vendor specific objective evidence. Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately.

Revenue is deferred for any undelivered elements and revenue is recognized when the product is delivered or over the period in which the service is performed. If we cannot objectively determine the fair value of any undelivered element included in the bundled product and software maintenance arrangements, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. If the fair value of a delivered element has not been established, we use the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Software maintenance services include technical support and the right to receive unspecified upgrades and enhancements on a when-and-if available basis. Fees for software maintenance services are typically billed annually in advance of performance of the services with provisions for subsequent annual renewals. We defer the related revenues and recognize them ratably over the respective maintenance terms, which typically are one to two years.

Impairments of Long-lived Assets

We review our long-lived assets to be held and used, including property, plant and equipment and intangible assets with definite useful lives, for recoverability whenever an event or change in circumstances indicates that the carrying amount of such long-lived asset or group of long-lived assets may not be recoverable. Such circumstances include, but are not limited to the following:

•	a significant decrease in the market price of the asset;

•	a significant change in the extent or manner in which the asset is being used;

•	a significant change in the business climate that could affect the value of the asset;

•	a current period loss combined with projections of continuing losses associated with use of the asset;

•	a significant change in our business and technology strategy;

•	a significant change in our management’s views of growth rates for our business; and

•	a significant change in the anticipated future economic and regulatory conditions and expected technological availability.

We frequently evaluate whether such events and circumstances have occurred. When such events or circumstances exist, we would determine the recoverability of the asset’s carrying value by estimating the undiscounted future net cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use of the asset. For purposes of recognition and measurement, we group our long-lived assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities.

If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value.

Impairments of Goodwill and Intangible Assets with Indefinite Useful Lives

We assess the impairment of goodwill and intangible assets with indefinite useful lives at least annually, or whenever an event or change in circumstances indicates that the carrying value of such asset or group of assets may not be recoverable. Factors we consider important, any of which could trigger an impairment review, include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

Our owned spectrum licenses relate to our wireless broadband services business and are an integral part of our network coverage area, which is marketed under a single branding strategy and represent the highest and best use of the assets. Hence, they are evaluated as a single unit of accounting for impairment testing purposes.

We complete a two step process to determine the amount of the impairment. The first step involves comparison of the fair value of the reporting unit to its carrying value to determine if any impairment exists. If the fair value of the reporting unit is less than the carrying value, goodwill is considered to be impaired and the second step is performed. The second step involves comparison of the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating fair value to the various assets and liabilities within the reporting unit in the same manner goodwill is recognized in a business combination. In calculating an impairment charge, the fair value of the impaired reporting units are estimated using a discounted cash flow valuation methodology or by reference to recent comparable transactions. In making our assessment, we rely on a number of factors, including operating results, business plans, economic projections, and anticipated future cash flows. There are inherent uncertainties related to these factors and judgment in applying these factors to our goodwill impairment test. We performed our annual impairment tests of goodwill as of October 1, 2006, and concluded that there was no impairment of our goodwill.

Our intangible assets with indefinite useful lives consist mainly of our spectrum licenses originally issued by the FCC, trade names and trademarks. The impairment test for intangible assets with indefinite useful lives consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. The fair value is determined by estimating the discounted future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. We performed our annual impairment test of indefinite lived intangible assets as of October 1, 2006, and concluded that there was no impairment of these intangible assets.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, establishes the use of the fair value based method of accounting for arrangements under which compensation cost is determined using the fair value stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock-based compensation issued to employees. Through December 31, 2005, we elected to use the intrinsic value based method for stock options issued to employees and have disclosed the pro forma effect of using the fair value based method to account for our stock-based compensation pursuant to SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS No. 148.

On January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, or SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values. SFAS No. 123(R) was applied prospectively to new stock options and to options modified, repurchased, or cancelled on or after January 1, 2006. We recognize these compensation costs, net of a forfeiture rate, for those shares expected to vest on a graded vesting schedule over the requisite service period of the award, which is generally the option vesting term of four years. We continue to account for the outstanding awards at January 1, 2006 under APB 25 as we were considered a non-public entity at the date of adoption that used the minimum value method for pro forma disclosure under SFAS No. 148.

We use the Black-Scholes valuation model, or BSM, to estimate fair value of stock options which requires complex and various judgmental assumptions including estimated stock price volatility, employee exercise patterns (expected life of the option) and future forfeitures. The computation of expected volatility is based on an average historical volatility from common shares of a group of our peers for an appropriate period of time. The expected life of options granted is based on the simplified calculation of expected life, described in Staff Accounting Bulletin No. 107, or SAB No. 107, Share-Based Payment, due to lack of option exercise. In addition, an estimate of 3% annual forfeiture rate was used for the nine months ended September 30, 2006 based on our historical experience since inception. If any of the assumptions used in the BSM change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. See Note 12, “Stock-Based Payments” of our consolidated financial statements for additional information.

From January 1, 2005 to September 30, 2006, we granted options under our stock option plans as follows:

	Number of	Weighted	Weighted	Weighted	Weighted
	Options	Average	Average FV of	Average FV of	Average
Grant Date	Granted	Exercise Price	Common Stock	Each Option	Intrinsic Value

Q1 2005	639,825	$8.94	$9.27	$2.84	$0.33
Q2 2005	232,661	12.00	12.11	2.68	0.11
Q4 2005	342,825	15.00	15.00	3.58	—
Q1 2006	1,248,761	15.00	15.00	10.77	—
Q2 2006	125,467	15.00	15.00	11.25	—
Q3 2006	2,458,246	18.00	18.00	11.95	—

Total	5,047,785	$15.56	$15.60	$9.49	$0.04

We account for grants under the Stock Appreciation Rights, or SAR, Plan, under SFAS No. 123(R). SARs are recorded as liability awards, as cash settlement is anticipated, and this liability is remeasured at fair value each reporting period until the awards are settled. The fair value is determined in the same manner as a stock option granted under the Stock Option Plan using the same assumptions and option-pricing model to estimate the fair value. Compensation expense for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value for each reporting period. See Note 12 “Stock-Based Payments” of our consolidated financial statements for additional information.

Valuation of Common Stock

Significant Factors, Assumptions, and Methodologies Used in Determining the Fair Value of our Capital Stock.

Members of our management possessing the requisite valuation experience estimated the fair value of our capital stock. We did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option issuance because we believe our management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the interests at the time of each issuance since inception.

The determination of the fair value of our common stock requires us to make judgments that are complex and inherently subjective. We used the market approach to estimate the value of our enterprise at each date options were granted and at each reporting date. Under the market approach, a transaction-based method is used to estimate the value of our enterprise based on transactions involving capital stock with unrelated investors and other third parties. This approach assumes that such transactions constitute the best evidence as to the fair value of our common stock.

Sales of our capital stock for cash during the year ended December 31, 2005 and the nine months ended September 30, 2006 were as follows:

	Number of Shares		Price Per Share	Gross Proceeds

March 2005	9,957,837		$12.00	$119,494,048
June 2005	1,666,666	(1)	$12.00	20,000,000
August 2006	57,380,756	(2)	$18.00	1,032,853,608

Total	69,005,259			$1,172,347,656

(1)	Of this amount, 1,273,593 shares were sold to a related party.

(2)	Of this amount, 4,655,706 shares were sold to a related party.

Additionally, we use the best information available to corroborate our determination, including events affecting the fair value of our common stock during the year, such as:

•	the implementation of our business strategy, including the achievement of significant qualitative and quantitative milestones relating to, among others, the number of markets launched, subscriber growth, revenue growth, spectrum licenses acquired or leased, employee growth and the execution of strategic transactions;

•	the exercise price of warrants for the purchase of our common stock issued to both related and third parties;

•	the terms of cash sale transactions for the purchase of our common stock by related parties; and

•	the terms of non-cash transactions in which related parties received our common stock as consideration.

In evaluating each of these events, we have assumed that such transactions provide additional corroborating evidence as to the fair value of our capital stock. For those transactions involving related parties, the facts and circumstances present are reviewed to evaluate whether the terms of these agreements differ materially from those that would have existed in an arms-length transaction with an unrelated party. This evaluation is performed by comparing those related party transactions to similar transactions with unrelated parties.

We further corroborated the estimate of fair value by calculating the enterprise value using the income approach at various points throughout the year. The income approach applies an appropriate discount rate to an estimate of the future cash flows based on our forecasts of revenues, costs and capital expenditures. Given that we are an early stage company, forecasting these cash inflows and outflows requires that we make judgments that are substantially more complex and inherently subjective than those that would be required in a mature business. As such, we determined that the market approach was a more accurate method of estimating fair value and have relied on the income approach for corroboration only.

In anticipation of this offering, we considered whether the stock options granted during 2005 had compensatory elements at the grant date that should be reflected in our financial statements. In conducting the retrospective analysis, we considered the valuation methodologies that investment banking firms discussed with us in preparation for this offering in the context of the guidance provided in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately Held Company Equity Securities Issued as Compensation. We further considered the likelihood of proceeding with this offering and the changes in the business and capital structure during the course of 2005 and during the period thereafter leading up to the filing of a registration statement with the SEC. Based on such considerations, we determined that the contemporaneous valuation estimates completed by management at the time of each equity offering accurately reflected the fair value of our common stock at each grant date.

We expect that there will be a difference between the estimated fair value of our common stock used to account for stock options and warrants issued during and subsequent to the nine months ended

September 30, 2006 and the price of our common stock sold in this offering based on an assumed initial public offering price of $23.00 to $25.00 per share of our common stock. We believe this increase is primarily attributable to the following events:

•	Since September 30, 2006, we launched our service in two significant domestic markets, Seattle-Tacoma, Washington and Raleigh-Durham, North Carolina. The launch of these two markets increased our total estimated network covered population by approximately 53.6%. Notably, the Seattle-Tacoma Washington market represents the launch of our services in the largest municipality to date.

•	We increased our total subscribers in the United States by 27.8% from 144,000 at September 30, 2006 to 184,000 at December 31, 2006.

•	We increased our spectrum position by approximately 27.7% by acquiring approximately 4.5 billion MHz-POPs including spectrum covering multiple top U.S. markets and Germany.

In addition, we believe that the value of our common stock will increase as a result of listing on a securities exchange, and eliminating the illiquid nature of private company equity securities.

Accounting for Spectrum Licenses and Leases

We have two types of arrangements for spectrum licenses in the United States: direct licenses from the FCC which we own and leases or subleases from third parties that own or lease one or more FCC licenses.

The owned FCC licenses, as well as our licenses for spectrum in international markets, are accounted for as intangible assets with indefinite lives in accordance with the provisions of SFAS No. 142. In accordance with SFAS No. 142, intangible assets with indefinite useful lives are not amortized but must be assessed for impairment annually or more frequently if an event indicates that the asset might be impaired. We performed our annual impairment test of indefinite lived intangible assets as of October 1, 2005 and concluded that there was no impairment of these intangible assets. For leases involving significant up-front payments, we account for such payments as prepaid spectrum license fees.

We account for the spectrum lease arrangements as executory contracts which are similar to operating leases. For leases containing scheduled rent escalation clauses we record minimum rental payments on a straight-line basis over the terms of the leases, including the renewal periods as appropriate.

Deferred Tax Asset Valuation Allowance

A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit, or that future deductibility is uncertain. In accordance with SFAS No. 109, we record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including our limited operating history, scheduled reversals of deferred tax liabilities, projected future taxable income/loss, tax planning strategies and recent financial performance. We currently record a full valuation allowance for net deferred tax assets, which was approximately $67.1 million and $18.7 million as of December 31, 2005 and 2004, respectively.

Recent Accounting Pronouncements

FSP No. SFAS 123(R)-3 — In November 2005, the FASB issued FSP No. SFAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.  This FSP provides an alternative transition method for calculating the tax effects of adopting SFAS No. 123(R), which includes simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R). There were no employee stock options exercises prior to January 1, 2006, the adoption date of SFAS 123(R), as such, the adoption of this FSP would have no impact on our financial position or results of operations. Therefore the company will not adopt the FSP and will continue to follow the guidelines under SFAS 123(R).

FIN No. 48 — In June 2006, the FASB issued Interpretation, FIN, No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for our first fiscal year beginning after December 15, 2006. We are currently evaluating the provisions of FIN No. 48 to determine what effect its adoption on January 1, 2007 will have on our financial position, cash flows, and results of operations.

SAB No. 108 — In September 2006, the SEC staff issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated deficit as of the beginning of the fiscal year of implementation. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier implementation encouraged. We do not believe that our implementation of SAB No. 108 will have an effect on our financial position, cash flows, or results of operations.

SFAS No. 157 — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this pronouncement on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss from adverse changes in interest rates and foreign currency exchange rates. None of our market risk sensitive instruments are held for trading purposes.

Interest Rate Risk

Our primary interest rate risk is associated with our long-term debt. We have a total outstanding balance of long-term debt of $640.5 million as of September 30, 2006. The weighted average annual interest rate on this long-term debt is 11.1%. A one percent increase in the interest rate on our long-term debt outstanding as of September 30, 2006, would increase our annual interest expense by approximately $6.4 million per year.

We have short-term investments that are subject to interest rate risk that may impact the return on those investments. We do not expect our operating results, financial condition or cash flows to be materially affected by changes in market interest rates.

Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk as it relates to our international operations. We currently do not hedge our currency exchange rate risk and, as such, we are exposed to fluctuations in the value of the U.S. dollar against other currencies. Our international subsidiaries and equity investees generally use the currency of the jurisdiction in which they reside, or local currency, as their functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive (loss) income. Income and expense accounts are translated at the average monthly exchange rates during the reporting period. The effects of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses) as a component of net loss.

Control and Procedures

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over our financial reporting, as such term is defined under Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2005, both we and our independent public accountants identified material weaknesses, as well as, several significant deficiencies, with respect to our internal control over financial reporting. A significant deficiency involves matters in the design or operation of the Company’s internal control that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the consolidated financial statements. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In particular, management determined that one of the material weaknesses related to our lack of sufficient review of our accounting for nonroutine and complex transactions, particularly with respect to accounting for equity-method investments, issuance of debt with detachable warrants and proper cutoff of accounts payable and accrued expenses. These errors resulted in material adjustments and reclassifications to our consolidated financial statements as a result of, and in the course of, the audit of our financial statements.

In addition, management determined there are significant deficiencies relating to: controls in our international operations over areas such as cash, inventory, fixed assets, prepaid site rentals, value-added tax receivables and depreciation expense; inconsistent preparation of monthly routine elimination entries that resulted in intercompany transactions not properly eliminated in consolidation at year end; our process to assess the risk of material misstatement of the financial statements due to fraud; the lack of a comprehensive tracking and listing of related party transactions to ensure all such transactions are reported to accounting personnel; the absence, in some instances, of a formal policy for our information technology department regarding authorization and coordination of access to our systems, applications and underlying data; the lack of a consistent company-wide systems development and project framework, including standardized project requirements and templates; inconsistent implementation of formal security policies across all operating systems and applications; the lack of a comprehensive accounting policies and procedures manual; utilization of financial software applications configured according to the manufacturer’s design, rather than adjusted to fit certain requirements; the lack of a formal process to review user access to our financial software applications on a regular basis; and deficiencies in our backup strategy relating to our network and data.

In connection with the restatement of our consolidated financial statements described in Note 18 to the consolidated financial statements, both management and our independent public accountants determined that a new material weakness in internal control also existed as of December 31, 2005. This material weakness relates to a deficiency in the design and review of our allocation methodology. Additionally, we have restated our unaudited statement of cash flows for the nine months ended September 30, 2006 for a reclassification of leased spectrum assets from investing to operating activities.

Management’s Remediation Initiatives

We are in the process of addressing and remedying the material weaknesses in internal control over financial reporting described above, as well as the other significant deficiencies. Elements of our remediation plan can only be accomplished over time and we can offer no assurances that those initiatives will ultimately have the intended effects. We have aggregated the above described material weaknesses and significant deficiencies into three categories: processes surrounding the procure to payment cycle; financial reporting and complex accounting; and information technology.

In order to address the weakness surrounding the procure to payment cycle, we have engaged a consulting firm specializing in supply chain management. This consultant, together with key internal process owners, has identified areas for improvement and is currently developing project plans to address these areas. Additionally, we have centralized the receipt and processing of vendor invoices and have established month-end reviews of open purchase orders for commitments against received goods and services for accrual.

With respect to financial reporting and complex accounting, we have increased the overall number of staff within the Controller’s organization as well as the technical breadth of the team. Within the expanded organization, we have hired a Controller, a Director of Accounting for Spectrum and Acquisitions, who monitors and accounts for complex transactions and spectrum leases and acquisitions, a Director of Financial Reporting, who oversees internal and external reporting, as well as the consolidation process, and a Director of Sarbanes-Oxley Compliance and Internal Audit. In order to improve the quality of our month-end close process, we have created and implemented policies and procedures for financial close and related sub-processes. We have reconfigured our financial software application to fit our business requirements. We have engaged a nationally recognized outside accounting firm to provide technical consultation with respect to complex transactions and we have created a Disclosure Committee to review quarterly financial statements, significant transactions and disclosure controls and procedures. The impact of the increases in staffing and process changes will require time and management attention to ensure that improvements take effect. We will continue to assess and evaluate our financial reporting and accounting processes to identify further enhancements and improvements.

Additionally, we are currently in the process of performing an annual fraud risk assessment where we expect to identify the risks that are unique to our business, identify gaps or weaknesses in controls to mitigate those risks, and ultimately develop practical plans for targeting resources and controls to reduce the underlying risks.

To address the absence, in some instances, of a formal policy for our information technology department regarding the authorization and coordination of access to our systems and underlying data, we have implemented the requirement of authorization by the hiring manager to grant initial access to network systems, applications and underlying data. Special circumstances and higher risk areas require Vice President approval. In addition, we are implementing a role-based approach to determine system and application access for all field positions. We perform quarterly user access reviews for our financial software and have performed user access reviews for our billing system. On a periodic basis, we intend to perform a segregation of duties analysis between these two systems. We expect to monitor the adherence to these policies and to evaluate whether these changes have the desired effects on our control environment.

With respect to formalization of a company-wide systems development and project framework, we have established and implemented a company-wide System Development Life Cycle framework for our key financial systems. We have implemented a formal change management process for our financial software and supporting database and information technology infrastructure, including requirements for testing, centralization and tracking of defects as well as major development efforts and approval for release. A formal company-wide information security policy was implemented during the third quarter of 2006. To address deficiencies in our network and data backup strategy, we have implemented off-site backup as part of the migration of financial software servers to a secure third-party location.

With respect to the new material weakness identified as a result of the restatement of our consolidated financial statements caused by a deficiency in the design and review of our allocation methodology, we plan to document, review and have management approve our allocation and financial reporting methodology for the year ended December 31, 2006.

Based upon the changes in processes, people and systems as described above, we believe that we are making substantial progress in addressing the material weaknesses discussed above, as well as the other significant deficiencies in our internal control over financial reporting. Our remediation plan can only be accomplished over time, and we can offer no assurances that our initiatives will ultimately be successful.

BUSINESS

Overview

We build and operate next generation wireless broadband networks that enable fast, simple, portable, reliable and affordable Internet communications. Our wireless broadband networks cover entire communities and deliver a wireless broadband connection that not only creates a new communications path into the home or office, but also provides a broadband connection anytime and anywhere within our coverage area. We intend to evolve our network and the services we provide to facilitate a greater range of mobile communications services than we currently offer.

Our current service is both competitive with and complementary to existing services provided over wireline and wireless networks. Our subscribers access the same rich content, applications and services as subscribers of wireline broadband services, while also experiencing much of the freedom and flexibility that large scale wireless networks enable. We believe our network combines some of the best features of cellular, cable, DSL and WiFi networks into a single service offering that other networks cannot match. As our capabilities evolve, we also expect to develop and offer additional innovative and differentiated products and services. Our recently introduced VoIP telephony service is one example of a premium service that complements our current wireless broadband offering.

We launched our first market in August 2004. As of December 31, 2006, we offered our wireless broadband service to approximately 9.6 million people in the United States and Europe. Our network in the United States is deployed in 34 markets across more than 350 municipalities and covers an estimated 8.6 million people. As of December 31, 2006, we also offered our wireless broadband services internationally in Brussels, Belgium and Dublin, Ireland, where our network covers approximately 1.0 million people. Our equity investees in Denmark and Mexico offer comparable services. Our markets range from major metropolitan areas to small rural communities and markets of all sizes in between.

Subscribers have rapidly adopted our services as we have grown from 1,000 wireless broadband subscribers as of September 30, 2004 to more than 206,000 subscribers as of December 31, 2006. We estimate that the average monthly increase in our subscriber penetration rate, calculated by dividing the number of new subscribers by the number of households covered by our network, ranged between 0.5% to 0.7% for each of the twelve months ended December 31, 2006. We believe our subscriber growth rates reflect the mass market appeal and robust customer demand for our services, even in the presence of highly competitive wireline broadband alternatives.

Our network currently operates on Expedience technology, which we purchase from a subsidiary of Motorola. Unlike many existing wireline and wireless networks, our Expedience network was designed specifically to support portable, and eventually mobile, wireless broadband services. We recently committed to adopt a new network technology based on the mobile WiMAX standard. Once equipment incorporating this technology becomes commercially available and meets certain requirements, we expect to deploy networks based on mobile WiMAX in all of our subsequent markets and, over time, to migrate our existing markets to mobile WiMAX. As with our current Expedience technology, we expect mobile WiMAX to support fixed, portable and mobile service offerings using a single network architecture. In addition, we expect manufacturers to develop and eventually sell various handheld communications and consumer electronic devices that will be enabled to communicate using our planned mobile WiMAX network, including notebook computers, ultramobile PCs, PDAs, game consoles, MP3 players, and other handheld devices.

Background

Our company was founded by our Chairman Craig O. McCaw on October 27, 2003, as Flux U.S. Corporation. On November 13, 2003, an entity controlled by Mr. McCaw contributed all of the equity interests of Fixed Wireless Holdings, LLC, or FWH, in exchange for shares of our Class B common stock. FWH had been formed on March 13, 2003, and, from its formation until November 13, 2003, was engaged in acquiring and holding spectrum licenses and leases. We acquired the “Clearwire” trademark from a third party on November 13, 2003 and changed our name from Flux U.S. Corporation to Clearwire Corporation in February 2004.

On March 16, 2004, we acquired all of the outstanding capital stock of NextNet Wireless, Inc., or NextNet, in a merger between NextNet and one of our wholly-owned subsidiaries, NextNet was founded in January 1998 to develop and sell equipment that enables the deployment of broadband wireless networks. At the time of acquisition, ERH held approximately 25% of the voting stock of NextNet. We sold all of the outstanding capital stock of NextNet to Motorola on August 29, 2006.

We conduct our operations through our domestic and international subsidiaries. For information regarding the geographic distribution of our total revenues and total long-lived assets, see Note 15 “Geographic Information” of our consolidated financial statements. Our operations in the United States are primarily conducted through our subsidiary, Clearwire US LLC, and our spectrum leases and licenses in the United States are primarily held by separate holding companies. Internationally, our operations are conducted through Clearwire International, LLC, our wholly-owned subsidiary, which indirectly holds investments in Europe and Mexico. The chart below summarizes the structure of our company and our subsidiaries.

We are an early stage company, and as such we are investing heavily in building our network and acquiring other assets necessary to expand our business. As a result, we have a history of operating losses and expect to have significant losses in the future. As of September 30, 2006, our accumulated deficit was approximately $366.2 million, and our total indebtedness was approximately $755.7 million. We believe our cash and short-term investments afford us adequate liquidity for at least the next 12 months, although we may raise additional capital during this period if attractive terms are available. We expect our cash needs in fiscal 2007, exclusive of spectrum acquisition costs, to be approximately $800.0 million to fund operating losses, capital expenditures and working capital. We also expect to require substantial additional capital in the long-term to fund our business and our success and viability will depend on our ability to raise additional capital on reasonable terms.

Industry

We believe the U.S. broadband market offers significant long-term growth potential. According to IDC’s 2006-2010 U.S. Broadband Services Forecast (September 2006), the U.S. residential broadband market is expected to grow at a 14.3% compound annual growth rate between 2006 and 2010. According to that same report and IDC’s June 2006 Internet Commerce Market Model, Version 10.2, broadband penetration is expected to exceed 68% of U.S. residential households by 2010, up from 36% in 2005, as dial-up subscribers migrate to broadband connectivity and people with no Internet access become broadband subscribers. However, an estimated 34.1 million households, or 31% of all U.S. households, accessed the Internet via a dial-up or other narrowband connection, while an estimated 36.6 million households, or 33% of all U.S. households, had no Internet connectivity at all. Of the 40.5 million households with broadband connectivity in 2005, approximately 55% used a cable modem, 42% used DSL and 3% used other services such as wireless broadband or fiber networks. The worldwide broadband market is expected to experience similar growth trends, with IDC forecasting in its June 2006 Internet Commerce Model, Version 10.2 a 14% compound annual growth rate from 180.4 million households with broadband Internet connectivity at the end of 2005 to 346.8 million by the end of 2010.

As wireless broadband becomes widely available, we believe demand for a broad range of mobile applications will dramatically increase, including demand for email, web browsing, VoIP telephony, streaming audio and video, video conferencing, gaming, e-commerce, music and video downloading and file transfers. For instance, in its September 2006 Broadband / Voice Over IP report, JupiterResearch estimates that in 2005 approximately 4.3 million U.S. households used a VoIP-based broadband telephony service, while 105.8 million used a traditional switched access telephony service, according to the FCC, Statistics of Communications Common Carriers Report. The U.S. VoIP-based broadband telephony market is expected to grow to 22.5 million households by 2010, according to JupiterResearch, representing a 39% compound annual growth rate. The worldwide VoIP telephony market is expected to experience a similar growth trend, with iSuppli forecasting in its August 2006 Wired Communications Topical Report, growth in residential VoIP subscribers from 15.8 million subscribers in 2005 to 151.2 million subscribers in 2010, representing a 57% compound annual growth rate.

In addition to growing broadband demand, the rapid growth of mobile email products, as well as sales of notebook computers and ultramobile PCs, leads us to believe that subscribers will increasingly favor Internet access that provides the portability offered by our existing network and, once commercially available, the mobility expected from mobile WiMAX. In its August 2006 Worldwide Portable PC 2006-2010 Forecast by Screen Size and July 2006 Worldwide Converged Mobile 2006-2010 Forecast Update, IDC stated that it expects U.S. laptop sales to increase by approximately 19% annually, from 21.6 million in 2005 to 51.3 million in 2010, and U.S. shipment of converged mobile devices, generally consisting of handheld devices with mobile data access and telephony capabilities, are expected to increase by approximately 46% annually, from 5.2 million in 2005 to 34 million in 2010. Based on these same reports, worldwide shipments of converged mobile devices are expected to increase by approximately 34.1% annually from 56.5 million in 2005 to 244.7 million in 2010. As purchases of laptops and other portable data devices continue to accelerate, we believe consumers increasingly will look for more efficient and effective ways to access the Internet on these devices. According to IDC’s October 2006 Worldwide Telecom Blackbook, Version 3, U.S. spending on wireless data services is expected to increase from $9.5 billion in 2005 to $42.7 billion in 2010, representing a 35% compound annual growth rate.

Competitive Strengths

Our business is characterized by the following competitive strengths:

•	Differentiated Services. We offer our subscribers competitively priced services that combine speed, simplicity, portability and reliability. We believe that DSL, cable and cellular networks do not deliver all of these characteristics in a single service offering. While many companies around the world have announced their intention to test and/or deploy WiMAX or mobile WiMAX networks, including some companies that currently operate PCS or cellular networks, we believe our business model is unique. Nevertheless, we may compete with companies in certain of our markets that adopt technologies and/or business models that are substantially similar to ours, and some of these competitors may be better established and have greater resources than we do.

•	Attractive Spectrum Position. We use licensed spectrum, which allows us to minimize the interference common to many networks that use unlicensed spectrum such as WiFi network operators. As the supply of licensed spectrum is limited, significant barriers to entry exist for competing wireless services. We believe that we have the second largest spectrum position in the 2.5 GHz (2495-2690 MHz) band in the United States with approximately 12.0 billion MHz-POPs in our spectrum portfolio. As of December 31, 2006, our spectrum rights covered an estimated 214 million people in the United States, with a varying amount of spectrum in each of our markets. In Europe, we hold approximately 8.7 billion MHz-POPs of spectrum predominantly in the 3.5 GHz band, which as of December 31, 2006, covered approximately 199 million people, with a varying amount of spectrum in each of our markets. If demand increases for spectrum rights, our spectrum acquisition costs may increase, which may place competitors with greater capital resources at an advantage over us. Additionally, because we engineer our networks to optimize the number of users that the network can support while providing sufficient capacity and bandwidth, we do not currently launch our services in a market using our current technology unless we control a minimum of six channels containing at least 5 MHz of spectrum each. However, we expect the spectral efficiency of mobile WiMAX technologies to continue to evolve. As a result, if WiMAX becomes commercially available, we may decide to deploy our services in some markets where we hold less spectrum than we currently consider sufficient. Alternatively, we could find that new technologies and subscriber usage patterns require us to have more spectrum available in our markets.

•	Efficient Economic Model. We believe our economic model for deploying our services is based on replicable and scalable individual market builds, allowing us to repeat our build-out processes as we expand. Once our network is deployed, we are typically able to leverage our fixed costs over an increasing number of subscribers. We believe our model requires lower fixed capital and operating expenditures relative to other wireless and wireline broadband service providers. As our capabilities evolve, we also expect to generate incremental revenue from our subscriber base by developing and offering premium products and services, such as our recently introduced VoIP telephony services. As of September 30, 2006, 25 of our 26 markets in the United States that had been in operation for more than nine months had positive cash flows from operations before marketing expenses.

•	World-Class Management Team. Regarded as a pioneer and leader in the wireless communications industry, Mr. McCaw, our founder and Chairman, has been an active entrepreneur, operator and investor in the industry for more than 35 years. In addition to Mr. McCaw, our senior management team consists of a core group of five senior executives, who together average almost 25 years of experience in or serving the communications and technology industries with companies such as McCaw Cellular, AT&T Wireless, Nextel Communications, Nextel Partners, Intel and others.

•	Strong Strategic Relationships. We have key strategic relationships with three critical industry leaders, Intel, Motorola and Bell Canada, which, directly or indirectly through their affiliates, collectively have invested more than $1.1 billion in our equity securities. We believe our strategic relationships with Intel, Motorola and Bell Canada place us in an advantageous position with respect to access to equipment and deployment of premium services such as VoIP telephony. Our strategic relationship with Motorola permits us to acquire network infrastructure and subscriber equipment for our current deployment of Expedience systems and our planned future deployment of a mobile WiMAX network. Furthermore, we believe our collaboration with Intel to develop, deploy and market a co-branded service offering for certain notebook computers, ultramobile PCs and other portable devices will enhance our efforts to offer differentiated services while at the same time leveraging one of the world’s most recognized brands. In addition, Intel has committed to work with original equipment manufacturers and original design manufacturers to help ensure that equipment vendors offer WiMAX enabled notebook computers, ultramobile PCs, and other mobile computing devices containing Intel microprocessors that are compatible with our planned mobile WiMAX network, an arrangement we believe will increase demand for our planned mobile WiMAX services. We currently depend on these strategic relationships to provide equipment that meets our requirements on a timely basis. If the equipment is not available on a timely basis, our ability to execute our business strategy and operate our business may be impaired.

Business Strategy

We intend to continue to grow our business by pursuing the following strategies:

•	Deploy our service broadly and increase our subscriber base rapidly. We intend to deploy our network throughout the United States and internationally in markets that we consider to be attractive. We are contractually committed to use commercially reasonable efforts to deploy mobile WiMAX networks in the United States if and when that technology meets certain requirements. If this occurs, we expect to deploy mobile WiMAX networks in our new markets in the United States and in other countries and, over time, to migrate our existing markets to the same technology. Our network, whether based on Expedience technology or the mobile WiMAX standard, should enable us to offer our services to a range of subscribers, from individuals, households and small businesses to market segments that depend on mobile communications, such as public safety personnel, field salespeople, traveling professionals, contractors, real estate agents and others. To reach potential subscribers, we plan to offer our services through multiple sales channels, including direct and indirect sales representatives, company-owned retail stores, national retail chains such as Best Buy and Circuit City, and wholesale arrangements with third parties, such as AOL.

•	Build our spectrum position. We expect to continue acquiring spectrum in our existing bands in the United States and in other countries, thereby increasing the number of markets in which we are able to offer our services. We may also explore the acquisition of licensed spectrum in frequency bands other than those we use today if we believe that using such bands to launch our service is technologically and economically advantageous.

•	Enhance portability and mobile service offerings. We will continue to focus on enhancing the portability of subscriber equipment and to work with vendors to introduce devices that will permit full mobility of our services over our network, whether based on our existing Expedience network or on our planned mobile WiMAX network. We intend to work with Motorola to decrease costs and to introduce greater mobility by introducing a PC Card for our Expedience network in the second half of this year that will facilitate greater mobile access to our services. We further believe that the commercial deployment of mobile WiMAX will lead to the development and availability of a greater number of mobile products that will be compatible with our planned mobile WiMAX network. As those products are introduced, we plan to create mobile service offerings that will be aimed at attracting the purchasers of those products to our network.

•	Offer premium differentiated services. We intend to generate incremental revenues, leverage our cost structure and improve subscriber retention by offering a variety of premium services. We currently offer VoIP telephony services in 13 of our United States markets, and plan to expand this offering to other markets in the future. We also plan to offer other premium services and applications, which may include WiFi hotspots, public safety services, security services and subscription-based technical support. We believe that our planned mobile WiMAX deployment will enable us to offer additional premium services over our network as manufacturers develop and sell devices that take advantage of the capabilities of mobile WiMAX.

Services

We offer our services in both domestic and international markets. Our services consist primarily of providing wireless broadband connectivity, but in some of our domestic markets, we also offer VoIP telephony services. Our service revenue accounted for approximately 2%, 25% and 57% of total revenues for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, respectively. Prior to the launch of our first market in August 2004, equipment and other revenue accounted for all of our total revenues. Domestic sales accounted for approximately 79%, 83% and 74% of our service revenue for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, respectively, while our international sales accounted for approximately 21%, 17% and 26% of service revenue over the same periods, respectively. We began introducing VoIP telephony services in our United States markets in April 2006. To date, VoIP revenue has not contributed materially to our service revenue. The remainder of our total revenues for these periods were generated from sales of equipment by our former subsidiary NextNet, which we sold to Motorola in August 2006.

Domestic Wireless Broadband Services

We offer subscribers a fast, simple, portable, reliable and affordable way to connect to the Internet. In our domestic markets, we offer subscribers a choice of service plans designed to accommodate users that require greater access speeds or more email addresses and web hosting accounts. Our primary service plans for our current wireless broadband services in the United States include:

	Download Speed to	Upload Speed from	Base Rate
Service	End-User	End-User	($/month)*	Additional Features

ClearValue	Up to 768 Kbps	Up to 256 Kbps	$24.99 - $29.99	3 email addresses
ClearPremium	Up to 1.5 Mbps	Up to 256 Kbps	$34.99 - $37.99	5 email addresses, 10 MB web hosting account
ClearBusiness	Up to 1.5 Mbps	Up to 256 Kbps	$49.99	8 email addresses, 25 MB web account, 1 static IP address

*	Excludes monthly modem lease fee of $4.99, where applicable, and excludes introductory and promotional rates and rate packages.

We believe that our subscribers are attracted to our current wireless broadband services primarily because our network combines some of the best features of cable modem, DSL and cellular networks into a single service offering at an attractive price. While we serve a large variety of subscribers, we believe that the majority of our subscriber base can be divided into the following broad categories:

•	subscribers who require a portable high-speed Internet connection, such as on-the-go professionals, field salespeople, contractors, police and fire personnel and others;

•	subscribers who value the flexibility of a portable wireless broadband service;

•	subscribers who desire a simple way to obtain and use high-speed Internet access at a reasonable price; and

•	subscribers who are dissatisfied with other service offerings, often because of perceived or actual poor quality of service, slow speeds, price, the requirement to participate in undesired bundled offers, difficulty of installation or unsatisfactory customer service;

Based on a subscriber survey we conducted in December 2006, approximately 50% of our new domestic subscribers in that month reported they were subscribers of either DSL or cable modem service at the time that they subscribed for our services, while approximately 29% of our new domestic subscribers in that month were Internet users migrating from dial up to broadband and 9% of our new domestic subscribers were subscribers of wireless or satellite services. The remaining 12% indicated they were first time Internet subscribers. As of December 31, 2006, approximately 60% of our U.S. subscribers had selected our ClearPremium offering.

New subscribers to our ClearValue, ClearPremium and ClearBusiness service plans generally sign a service contract with a one or two year term. As of December 31, 2006, approximately 70% of our U.S. subscribers had entered into a two year contract. We typically charge an activation fee of $25 to $50, depending on the market and contract length. We typically waive activation fees for subscribers that sign a two year contract.

We recently began to offer alternative payment plans to address the specific needs of some of our subscribers. For example, we recently introduced a month-to-month no contract option for our ClearPremium service, which is well-suited for subscribers who either do not meet our credit requirements or who anticipate needing our service for a limited period of time, such as military personnel or students. These subscribers are not required to sign a contract, but they are charged a higher monthly fee than the price paid by subscribers who enter into a contract. Additionally, in lieu of signing a contract, our subscribers have the option of prepaying an amount equal to the fees for 12 months of our services, if they want to receive reduced contract pricing without signing a contract.

Our subscribers generally make their payments through an automatic charge to a credit or debit card. We believe automatic billing reduces our transaction costs, permits us to bill in advance, which limits our bad debt and accounts receivable expenses, and improves subscriber retention and renewal rates. We generally have not accepted other forms of payment such as cash or checks; however, in some markets, we have recently begun to accept cash payments for our services.

To use our current services, our subscribers must obtain one of our modems. Our subscribers generally lease a modem from us at a rate of $4.99 per month. We also offer modems for sale to those subscribers who prefer to own rather than lease our modem. We require subscribers under our no contract payment plan to purchase a modem.

International Wireless Broadband Services

We expect to continue to leverage the product development initiatives of our domestic operations in establishing our service offerings in our international markets. We currently offer wireless broadband services similar to our domestic service through our subsidiaries in Brussels, Belgium and Dublin, Ireland. Our equity investees offer a comparable wireless broadband service in their markets in Denmark and Mexico.

In our international markets, we currently offer subscribers a choice of service plans designed to accommodate users that require faster access speeds or a greater number of email addresses and web hosting accounts. The specific service plans and pricing offered in a particular market depend on a variety of factors, including, among others, service offerings by competitors in that market. The service plans offered in Brussels and Dublin are summarized below:

		Download Speed to	Upload Speed from	Base Rate
Market	Service Plan	End-User	End-User	(€/month)

Brussels, Belgium	Freedom Light	Up to 1.0 Mbps	Up to 128 Kbps	28.99
	Freedom Premium	Up to 3.0 Mbps	Up to 256 Kbps	38.99
Dublin, Ireland	Clear X2	Up to 512 Kbps	Up to 128 Kbps	24.95
	Clear Freedom	Up to 1.0 Mbps	Up to 256 Kbps	39.95
	Clear Performer	Up to 2.0 Mbps	Up to 256 Kbps	49.95
	Clear Business	Up to 2.5 Mbps	Up to 256 Kbps	79.95

As in our domestic markets, we continue to evaluate the service plans offered in each of our international markets. As we deploy our services in new markets internationally, the service plans in those markets may vary from our current offerings based on factors such as the local competitive environment and the demands of the subscribers we intend to target in that market.

Voice-over-Internet-Protocol Telephony

As a part of our plan to offer value-added services to increase subscriber demand and generate incremental revenue from our wireless broadband subscribers, in April 2006, we began offering VoIP telephony services in some of our domestic markets, which we call Clearwire Internet Phone Service. As of December 31, 2006, we had launched our VoIP telephony services in the following 13 markets:

Bellingham WA	Merced, CA	Stockton, CA
Bend, OR	Modesto, CA	Tri-Cities, WA
Boise, ID	Redding, CA	Visalia, CA
Eugene, OR	Reno, NV
Medford, OR	Roseburg, OR

We plan to introduce our VoIP telephony service in each of our domestic markets. We continue to explore options for deploying VoIP telephony services in our international markets, but we do not have specific plans to deploy VoIP telephony services in those markets in the near term.

In our domestic VoIP markets, we are currently offering a single VoIP telephony service plan that provides subscribers with unlimited local and long distance calling, including calls within the United States, Canada and Puerto Rico, for a fixed monthly fee of $34.99 per month with a monthly $5.00 promotional discount during the first 12 months. Our VoIP telephony service permits calls outside these countries on a charge-per-call basis. Our VoIP telephony service package includes enhanced calling features such as voice mail, call waiting, 3-way calling and caller ID. In addition, our subscribers can set a range of telephony options online, such as call forwarding and call blocking. We also provide optional email notification of voicemail messages through which a subscriber may choose to receive a voicemail message attached as a file to an email message.

Our VoIP telephony service is facilities-based, which means that the service is provided across our network and switches through equipment we control. This allows us to prioritize our voice traffic over other data traffic and, we believe, provide higher average call quality than is available on non facilities-based VoIP systems.

By mid-2007, we expect to introduce additional enhancements to our VoIP telephony services, which we believe will make our service offering more attractive to potential subscribers. These enhancements are expected to include local number portability and automatic location determination capability for E911. Once these enhancements are introduced, we intend to increase our focus on marketing these services to our current and future subscribers.

Future Mobile WiMAX Services

If and when we migrate our network to mobile WiMAX, we expect to be able to offer subscribers services over the mobile WiMAX network similar to the fixed and portable wireless high-speed Internet access and VoIP telephony services we currently offer our existing subscribers, but with a greater emphasis on mobility. Once mobile WiMAX becomes commercially available, we believe that manufacturers will have an interest in equipping a broad array of handheld communications and consumer electronic devices with mobile WiMAX chipsets, including notebook computers, ultramobile PCs, PDAs, games consoles, MP3 players, and other productivity and entertainment devices. As these products are introduced, we intend to explore offering new premium services designed to take advantage of the capabilities of these devices.

Beyond our existing and expected future fixed, portable and mobile service offerings, we and Intel have entered into a strategic collaboration agreement to develop, deploy and market a co-branded mobile WiMAX service in the United States that will target users of certain notebook computers, ultramobile PCs and other mobile computing devices containing Intel microprocessors. Both of the parties have committed to make certain contributions to the development, promotion and marketing of this service, which will be available only over our planned mobile WiMAX network.

Markets Served and Deployment

Domestic Markets

We use the term “market” to refer to one or more municipalities in a geographically distinct location in which we provide our services. Our markets range from major metropolitan areas to small, rural communities, and markets of all sizes in between.

We determine which markets to enter by assessing a number of criteria in four broad categories. First, we evaluate our ability to deploy our service in a given market, taking into consideration our spectrum position, the availability of towers and zoning constraints. Next, we assess the market by evaluating the number of competitors, existing price points, demographic characteristics and distribution channels. Then, we perform an analysis to evaluate the economic potential of the market, focusing on our forecasts of revenue growth opportunities, capital requirements and projected cash flow. Finally, we look at market clustering opportunities and other cost efficiencies that might be realized.

Based on this approach, as of December 31, 2006, we offered our services in 34 domestic markets across more than 350 municipalities covering an estimated 8.6 million people. Our markets, and the months they have been in commercial operation and the estimated population in our network coverage area are set forth below.

	Months in	Estimated Network
	Commercial	Covered
Domestic Markets	Operation	Population*
		(In thousands)

Jacksonville, FL	27	673.1
Abilene, TX	24	110.6
St. Cloud, MN	24	148.4
Daytona Beach, FL	22	147.4
Medford, OR	18	78.7
Stockton, CA	17	394.8
Modesto, CA	17	309.0
Midland/Odessa, TX	17	184.1
Eugene, OR	17	169.2
Visalia, CA	17	165.4
Merced, CA	16	104.5
Duluth, MN	16	101.5
Eau Claire, WI	16	58.9
Roseburg, OR	16	21.7
Tri-Cities, WA	15	85.7
Killeen/Temple, TX	15	181.4
Bellingham, WA	14	115.5
Lewiston, ID	14	73.0
Waco, TX	14	132.9
Anchorage, AK	13	196.8
Boise, ID	13	319.3
Redding, CA	12	96.1
Maui, HI **	12	82.8
Wichita Falls, TX	12	101.2
Bend, OR	12	54.1
Greensboro/Winston-Salem, NC	10	524.1
Reno/Carson City, NV	9	290.6
Amarillo, TX	5	218.8
Klamath Falls, OR	4	32.1

	Months in	Estimated Network
	Commercial	Covered
Domestic Markets	Operation	Population*
		(In thousands)

Aberdeen, WA	4	26.8
Oahu, HI**	3	523.0
Grants Pass, OR	3	30.0
Seattle/Tacoma, WA	2	2,138.9
Raleigh/Durham, NC	2	660.9

Total		8,551.3

*	Estimated based on 2.5 persons per covered household.

**	These markets are operated by Clearwire Hawaii Partners LLC, an entity in which Clearwire US LLC held a 78.6% membership interest as of January 5, 2007.

As of December 31, 2006, we had approximately 184,000 subscribers in the United States. We expect to launch additional markets in 2007 that, if launched, would expand our coverage area by approximately 75% to more than 15 million people.

International Markets and Deployment

Outside the United States, we use categories of criteria similar to those we apply inside the United States to determine the markets in which to deploy. With respect to our equity investees, we work in conjunction with our partners in making these determinations. As of December 31, 2006, we, through our consolidated subsidiaries and equity investees, offered our services in the following countries:

	Approximate	Months in
	Percentage	Commercial	Estimated Covered
Country	Owned(1)	Operation	Population
			(in thousands)

Subsidiaries
Belgium	100.0%	14	578
Ireland	97.6%	14	417

Total			995
Equity Investees
Denmark(2)	38.2%	14	1,279
Mexico(3)	26.7%	22	8,916

Total			10,195

(1)	Approximate percentage owned in European countries assumes 100% ownership of Clearwire Europe B.V., or Clearwire Europe, a direct subsidiary of Clearwire Corporation through which we conduct our European operations. We may be obligated to issue up to ten percent of the current share capital of Clearwire Europe B.V. to a group of consultants under the terms of an existing services agreement with them. The interest held by these consultants may be diluted if we or any third parties make additional equity contributions to Clearwire Europe unless the consultants exercise preemptive rights to make their pro-rata share of such contributions.

(2)	Services offered under the Clearwire brand and trademark.

(3)	Services similar to ours offered under the MVS Net and E-go brand.

As of December 31, 2006, we had approximately 21,800 subscribers in Belgium and Ireland.

Sales and Marketing

Our marketing efforts include reliance on a full range of integrated marketing campaigns and sales activities, including advertising, direct marketing, public relations and events to support our direct sales teams, company-owned retail stores, mall and mobile kiosks, authorized representatives and resellers.

We believe we have a strong local presence in each of our markets, which enhances our ability to design marketing campaigns tailored to the preferences of the local community. We advertise across a broad range of media, including print, billboards, online and radio broadcast media. We also conduct community awareness campaigns that focus on grass-roots marketing efforts, and host local community events where potential subscribers can experience our service. Our direct marketing efforts have included direct mailings and delivering door hangers to potential subscribers in our network coverage area.

We use multiple distribution channels to reach potential subscribers, including:

Direct.  We have hired salespeople to sell our services directly to subscribers. Our salespeople also set up mobile kiosks at local community and sporting events and near retail establishments or educational institutions to demonstrate our services. Each of these salespeople carries a supply of modems, so that a new subscriber can activate his or her account and receive equipment while at the mobile kiosk. As of December 31, 2006, we employed approximately 440 salespeople in the United States. We generally compensate these employees on a salary plus commission basis. We anticipate that our direct sales teams will expand their focus in the future to include acquiring small and medium sized business accounts as subscribers.

Indirect.  Our indirect sales channels include a variety of authorized representatives, such as traditional cellular retailers, satellite television dealers and computer sales and repair stores. These authorized representatives typically operate retail stores but, subject to our approval, can also extend their sales efforts online. Authorized representatives assist in developing awareness of and demand for our service by promoting our services and brand as part of their own advertising and direct marketing campaigns. As of December 31, 2006, we had approximately 950 authorized representatives in the United States.

We also offer our services through national retail chains, and we believe that the percentage of our total sales from this indirect sales channel will continue to increase. We have distribution agreements with Best Buy Co., Inc. and Circuit City Stores, Inc., two of the leading specialty electronics retailers in the United States. As of December 31, 2006, our services were offered in 51 Best Buy and 39 Circuit City stores. Best Buy and Circuit City provide premium positioning for our products as well as endcaps or displays, signage, newspaper inserts, video displays and dedicated sales personnel. These agreements are subject to a limited term and early termination upon certain events.

Clearwire owned and operated retail.  We market our products and services through a number of Clearwire-operated retail outlets, including retail stores and kiosks located in malls and shopping centers. We generally compensate these employees on an hourly basis plus commissions.

Internet and telephone sales.  We direct prospective subscribers to our website or our telesales centers in our advertising. Our website is a fully functional sales channel where subscribers can check pricing and service availability, research service plans and activate accounts using a credit card. Prospective subscribers can also call into one of our telesales centers to activate service.

Wholesale distribution.  We sell our wireless broadband Internet services at wholesale rates to distribution partners that re-market our services under their own brand name, under our brand name or on a co-branded basis. For example, under our agreement with AOL, AOL has the right to bundle and sell our wireless broadband services using a co-branded strategy as part of a bundle with their content services in selected markets. AOL launched its bundled service offering in May 2006. Our agreement with AOL provides that we will provide Internet connectivity on our wireless broadband network over which AOL will provide its services to its subscribers. This agreement is subject to a limited term and early termination upon certain events.

We expect our indirect sales channel to continue growing in significance as a result of our agreements with Best Buy, Circuit City and others. In addition, we have implemented marketing programs such as direct mailings and have established a call center to strengthen our brand and increase the percentage of sales sourced from our Internet and telephone sales channels.

Customer Service and Technical Support

We typically initiate each customer subscription through a credit or debit card approval process. We also check the subscriber’s credit and, depending on the result, may require a deposit for the wireless modem. Once we have an approved form of payment, we activate service and make an initial charge on the card to cover the activation fee and the first month of service. Finally, we establish monthly recurring, automatic card charges for the duration of the subscriber’s relationship with us. All of our subscriber invoices are electronic, and we have invested in a comprehensive billing system interface program.

We believe reliable customer service and technical support are critical to attracting and retaining subscribers. Within ten days of a subscriber’s enrollment, we typically make a “welcome” call to each subscriber to inquire about their experience with our service and conduct a brief survey. We believe this survey conveys a positive image to the subscriber and gives us an initial indication of the subscriber’s experience with our service.

We provide the following support for all subscribers:

•	toll-free, live telephone and email-based assistance available seven days a week, 24 hours a day;

•	resources on our website that cover frequently asked questions and provide signal and networking tips;

•	online account access and, for VoIP subscribers, web-based resources that allow them to control their telephony features and settings; and

•	a network of service technicians available to provide on-site customer assistance and technical support.

In October 2006, we opened a call center in Las Vegas, Nevada currently staffed with approximately 110 customer service representatives. We believe that having our own internal customer service and technical support personnel enables us to deliver a consistent, high quality customer service, thereby improving subscriber retention.

Currently, some of our customer care operations are outsourced to a third-party vendor. However, we expect to replace some of these outsourced customer care operations with our own internal customer care services, partially through the planned opening of an additional call center this year.

Our Network

Overview

Our network, in both our domestic and international markets, currently relies on the Expedience wireless broadband access system that supports delivery of any IP-compatible broadband applications, including high-speed Internet access and VoIP telephony services. This system, which is manufactured by NextNet, a wholly-owned subsidiary of Motorola, is comprised of base station transceivers, a network management system, and modems used by our subscribers. Expedience operates over our spectrum in the 2.5 GHz band in the United States and in the 3.5 GHz band in Europe. We believe that the Expedience system has certain key advantages over competing technologies that are currently available, such as:

•	simple self-installation by subscribers and provisioning of modems, with no software installation required on the subscriber’s computer;

•	easy network and tower installation and deployment requirements;

•	flexible and scalable architecture that can service large metropolitan or small rural areas;

•	ability to provide overlapping coverage from multiple sites for reliable and robust connectivity; and

•	enhanced reliability and reduced latency provided by linking our towers via a microwave mesh network that carries the majority of our backhaul traffic over licensed and unlicensed frequencies.

Once network infrastructure incorporating mobile WiMAX technology becomes commercially available and meets our performance requirements, we expect to deploy mobile WiMAX technology in all of our subsequent markets and, over time, migrate our existing markets to mobile WiMAX. Upon adopting the mobile WiMAX standard, we believe our network will continue to support fixed, portable and mobile service offerings using a network architecture that shares the key advantages of our current Expedience system.

Technology

Expedience Technology

The Expedience system is a wireless IP-based, Ethernet platform built around an OFDM and Time Division Duplex, or TDD, physical layer, which allows us to address two challenges that face wireless carriers, namely NLOS performance and frequency utilization.

OFDM is a physical layer protocol for NLOS broadband networks that uses a large number of individual carriers and a process of mapping a user’s data to those carriers to leverage the presence of multi-path to transmit and receive data robustly in the NLOS service environment. OFDM is preferable to single carrier technologies for addressing multi-path and frequency-selective fading in a broadband channel.

TDD allows upstream and downstream links to the network to exist on the same radio frequency channel, meaning that there is no need to use multiple channels or to have guard-bands between downstream and upstream channels. Thus, TDD enables wireless broadband access systems to be deployed on any channel in the radio frequency band, making it flexible for a carrier managing non-contiguous spectrum, such as our company. TDD also allows a service provider to maximize spectrum utilization by allocating up and down link resources appropriate to the traffic pattern over a given market.

Expedience Network Components

The Expedience CPE that currently operates on our network is a NLOS wireless modem that connects to any IP-based device, such as a computer, using a standard Ethernet connection. It is simple to install and requires no service provider configuration or support and no software download or installation. A subscriber need only connect the CPE to an external power source and to the subscriber’s computer. For those subscribers who live on the perimeter of our coverage area or who otherwise might have difficulty receiving our service, we also offer an optional outdoor subscriber unit that can be installed on the exterior of the subscriber’s home or office to obtain signals over an extended range. In addition to the Expedience CPE and outdoor subscriber units, we expect to offer a PC Card that will be compatible with our network to our subscribers in the second half of 2007.

The Expedience base station allows for 360 degree coverage by employing multiple transceivers and antennas on a single tower to maximize subscriber density and spectral efficiency. This setup is scalable, expandable and flexible, allowing us to control costs to promote efficient expansion as our subscriber base grows. Our base stations generally are located on existing communications towers, but can also be placed on rooftops of buildings and other elevated locations. We generally lease our tower locations from third parties.

We also use a network management system that incorporates a complete set of management tools to enable the configuration, management, monitoring and reporting of all network status elements. This system provides secure, centralized and remote configuration of base stations, CPE, switches and other network elements. The system reports to and alerts system administrators to alarms and faults, and monitors system performance down to the individual CPE. It supports customizable report generation to track network performance, utilization and capacity.

Mobile WiMAX

Mobile WiMAX is an all IP-based technology and, like Expedience, is optimized for high-throughput, real-time data applications. Mobile WiMAX is based on the IEEE 802.16e-2005 standard and will operate in our 2.5 GHz and 3.5 GHz spectrum bands.

Similar to our current Expedience network, we expect our planned mobile WiMAX network to be a wireless IP-based, Ethernet platform designed around an OFDM and TDD physical layer, to address NLOS performance and frequency utilization issues. We expect that mobile WiMAX will meet all of our anticipated requirements for mobile Internet usage, as we believe it will support multiple handoff mechanisms, power-saving mechanisms for mobile devices, advanced quality of service and low latency for improved support of real-time applications, and advanced authorization, authentication and accounting functionality.

A mobile WiMAX network is expected to consist of the same elements as Expedience, including base station transceivers, a network management system and subscriber devices. For subscribers, we expect that mobile WiMAX enabled chipsets will initially be included in NLOS modems similar to the Expedience CPE and in PC Cards. Eventually, we expect manufacturers to sell a number of handheld communications and consumer electronic devices that will be enabled to communicate using our mobile WiMAX network, such as notebook computers, ultramobile PCs, PDAs, gaming consoles and MP3 players and other handheld devices.

Spectrum

Our network operates over licensed spectrum in our U.S. and European markets. Although several broadband technologies can operate in unlicensed or public access spectrum, we believe using licensed spectrum enables us to provide a consistently higher quality of service to our subscribers.

Domestic

In the United States, licensed spectrum is governed by FCC rules that restrict interference from other licensees and spectrum users, providing some protection against interruption and degradation of service. Under FCC rules, unlicensed spectrum users do not have exclusive use of any frequencies, may not cause interference with the operations of any licensed operators and may suffer interference from others using licensed frequencies in overlapping geographic areas, making quality and availability of their services unpredictable.

We are designing our network in the United States to operate primarily on spectrum located within the 2495 to 2690 MHz band, or 2.5 GHz band, which is designated for Broadband Radio Service, or BRS, and Educational Broadband Service, or EBS. Most BRS and EBS licenses are allocated in a scheme that provides for overlapping circular territories with a 35-mile radius. Under current FCC rules, the BRS and EBS band in each territory is generally divided into 33 channels for a total of 198 MHz of spectrum, with an additional three channels consisting of 9 MHz of guard band spectrum.

Under FCC rules, we can access BRS spectrum either through outright ownership of a BRS license issued by the FCC or through a leasing arrangement with a BRS license holder. The FCC rules limit eligibility to hold EBS licenses to accredited educational institutions and certain governmental, religious and nonprofit entities, but permit those license holders to lease up to 95% of their capacity for non-educational purposes. Therefore, although we cannot hold an EBS license, we can access EBS spectrum through a long-term leasing arrangement with a license holder. EBS leases entered into prior to January 10, 2005, may remain in effect for up to 15 years and may be renewed and assigned in accordance with the terms of those leases. The initial term of EBS leases entered into after January 10, 2005, is required by FCC rules to be coterminous with the term of the license. In addition, these leases typically give the leaseholder the right to participate in and monitor compliance by the license holder with FCC rules and regulations. Our EBS spectrum leases typically have an initial term equal to the remaining term of the EBS license, with an option to renew the lease for up to three renewal terms of ten years or less with respect to a final renewal term, for a total lease term of up to 30 years. In addition, we generally have a right of first refusal for a period of time after our leases expire to match another party’s offer to lease the same spectrum. Our leases are generally transferable.

Since our formation, we have focused on acquiring BRS licenses and leases, as well as EBS leases, in markets throughout the United States. As of December 31, 2006, we believe that we are the second largest holder of licensed spectrum in the 2.5 GHz band in the United States. As of December 31, 2006, we owned or leased, or had entered into agreements to acquire or lease, approximately 12.0 billion MHz-POPs of spectrum. Of our total 12.0 billion MHz-POPs of spectrum in the United States, we estimate that we own approximately 25% with the remainder leased from third-parties, generally under 30-year lease terms. When the FCC’s new rules for the 2.5 GHz band in the United States are fully implemented, the usable MHz per channel within this band will decrease from 6 MHz to 5.5 MHz. As our network is designed to operate using 5 MHz channels, this regulatory change will not adversely affect our ability to deliver our services but will cause a proportionate reduction of our calculated MHz-POPs. See “Business — Regulatory Matters — Spectrum Regulation.”

As of December 31, 2006, if we conclude all of our pending spectrum acquisition agreements, our spectrum rights would cover an estimated 214 million people in the United States. Our pending spectrum acquisition contracts are subject to various closing conditions, some of which are outside of our control and, as a result, we may not acquire all of the spectrum that is subject to these agreements. Nearly all of such closing conditions relate either to licensee or FCC consents, which we expect are likely to be granted. A limited number of our pending agreements are subject to closing conditions involving the resolution of bankruptcy or similar proceedings. We currently have minimum purchase commitments of approximately $75.0 million to acquire new spectrum in the first half of this year.

We engineer our networks to optimize both the service that we offer and the number of subscribers to whom we can offer service. Consequently, we currently will not launch our services in a market using our current technology unless we control a minimum of six channels of spectrum that contain at least 5 MHz of spectrum each. As a result, including pending spectrum deals we believe that currently we can commercially launch our services over spectrum covering an estimated 115 million people in the United States. However, we expect the spectral efficiency of technologies we deploy to continue to evolve, and as a result, we may decide to deploy our services in some markets with less spectrum. Alternatively, we could find that new technologies and subscriber usage patterns require us to have more spectrum available in our markets.

We are actively pursuing opportunities to acquire additional licensed spectrum in new markets and to add depth of spectrum where we require additional channels to deploy our services. We generally purchase and lease licensed spectrum for cash and, in some instances and subject to applicable securities laws, common stock or warrants. We have found that, in some instances, we have an advantage over other bidders because we have a demonstrated track record of using the spectrum to deploy wireless broadband services as opposed to simply warehousing spectrum rights. We also may pay commissions or issue shares, stock options or warrants to brokers who locate and secure spectrum for us. We have recently observed a significant increase in the cost of acquiring spectrum in the United States, and we expect this trend to continue as the supply of licensed spectrum diminishes.

We have entered into certain agreements for the purchase or lease of spectrum where, under certain circumstances, such as if we are not using or planning to use such spectrum pursuant to our business plan, the lessor or seller may have the right to repurchase or to terminate the lease in the future for a calculated payment. We may enter into additional agreements with similar rights in the future.

International

We currently hold spectrum rights in Belgium, Germany, Ireland, Poland, Romania and Spain. Our equity investees also control spectrum in Denmark and Mexico. In each of Germany, Poland, Romania and Spain, our licenses cover the entire country. Our licenses in Belgium and Ireland cover a significant portion of the countries’ populations. Unlike the United States where our spectrum is in a single band, our international spectrum falls within different frequency ranges, but we believe that each of the frequencies are or will be suitable for our service. A summary of the spectrum rights held by our subsidiaries and our equity investees is below, including the frequency band in which the spectrum is held, an estimate of the population covered by our spectrum in each country and the total MHz-POPs of our spectrum. We intend to continue to expand our international spectrum holdings.

		Licensed
Country	Frequency	population(1)	MHz-POPs(2)
	(GHz)	(In millions)

Subsidiaries
Belgium	3.5	10.4	1,040.0
Germany	3.5	82.5	3,465.0
Ireland	3.5	1.5	127.5
Poland	3.6	38.1	1,066.8
Romania	3.5	21.6	1,209.6
Spain	3.5	45.1	1,804.0
Equity Investees
Denmark	3.5	5.4	205.2
Mexico	2.5	30.5	N/A

(1)	Estimates based on country population data derived from the Economist Intelligence Unit database, except for Denmark, Ireland and Mexico, which are based on census or other market information gathered by us or our affiliates regarding the number of residents within the licensed coverage area.

(2)	Represents the amount of our spectrum in a given area, measured in MHz, multiplied by the estimated population of that area.

As in the United States, we engineer our international networks to optimize the number of users that the network can support while providing sufficient capacity and bandwidth. Thus, we typically choose not to launch our services in a market using our current technology unless we control a minimum of 30 MHz of spectrum.

We currently have a dedicated team of professionals actively pursuing new spectrum opportunities and we are negotiating to acquire additional spectrum in countries throughout Europe as well as in select countries in Latin America. We intend to continue to expand our international spectrum holdings.

Research and Development

Following the sale of our NextNet subsidiary to Motorola, our research and development efforts have focused on the design of our network, enhancements to the capabilities of our network and the evolution of our service offerings. A significant portion of our development efforts involves working with the suppliers of our network infrastructure and subscriber equipment. We are currently working with Motorola to introduce Expedience technology onto a PC card, which we expect to occur in the second half of 2007. At the same time, we are working with both Intel and Motorola to develop network components and subscriber equipment for our planned mobile WiMAX network, including an ongoing mobile WiMAX trial in Portland, Oregon. We expect to continue to these efforts in the future.

We spent approximately $5.8 million, $9.6 million and $8.5 million on research and development activities during the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, respectively. NextNet, which we sold in August 2006, incurred direct research and development expense of $7.2 million for the nine months ended September 30, 2006.

Suppliers

Motorola, which acquired our former NextNet subsidiary in August 2006, is currently the only supplier of certain network components and subscriber equipment for the Expedience system currently deployed on our network. Thus, we are dependent on Motorola to produce the equipment and software we need for our current network in a timely manner. Moreover, we are parties to a number of commercial agreements with Motorola that limit our ability to use other equipment suppliers under certain circumstances, not only for our current Expedience network, but also for our planned mobile WiMAX network. See “Certain Relationships and Related Transactions” for a discussion of these agreements.

Competition

The market for broadband services is highly competitive and includes companies that offer a variety of services using a number of different technological platforms, such as cable modems, DSL, third-generation cellular, satellite, wireless internet service and other emerging technologies. We compete with these companies on the basis of the speed, ease of use, portability, reliability, and price of our respective services.

Our principal competitors include cable and DSL operators, wireless telephone providers, WiFi and, prospectively, WiMAX providers, satellite providers and others.

Cable Modem and DSL Services

We compete with companies that provide Internet connectivity through cable modems or DSL. Principal competitors include cable companies, such as Time Warner and Comcast, as well as incumbent telephone companies, such as AT&T, Qwest and Verizon. Both cable and telephone companies deploy their services over wired networks initially designed for voice and one-way data transmission that have subsequently been upgraded to provide for additional services, such as Internet connectivity.

Cellular and PCS Services

Cellular and PCS carriers are seeking to expand their capacity to provide data and voice services that are superior to ours. These providers have substantially broader geographic coverage than we have and, for the foreseeable future, than we expect to have. If one or more of these providers can deploy technologies that compete effectively with our services, the mobility and coverage offered by these carriers will provide even greater competition than we currently face.

Wireless Broadband Service Providers

We also face competition from other wireless broadband service providers that use licensed spectrum. Moreover, if our technology is successful and garners widespread support, we expect these and other competitors to adopt or modify our technology or develop a technology similar to ours. We believe that, as network infrastructure based on mobile WiMAX technology becomes commercially available and manufacturers develop and sell handheld communications and consumer electronic devices that are enabled to communicate using mobile WiMAX networks, other network operators will introduce mobile WiMAX services comparable to ours in both our domestic and international markets. For instance, Sprint Nextel, which we believe is the largest holder of spectrum in the 2.5 GHz band in the United States, recently announced that it intends to deploy a mobile WiMAX network covering 100 million people in the United States by the end of 2008.

Satellite

Satellite providers like Wild Blue and Hughes Network Services offer broadband data services that address a niche market, mainly less densely populated areas that are unserved or underserved by competing service providers. Although satellite offers service to a large geographic area, latency caused by the time it takes for the signal to travel to and from the satellite may challenge the ability to provide some services, such as VoIP, and reduces the size of the addressable market.

WISPs and WiFi

We also compete with other wireless Internet service providers that use unlicensed spectrum. In addition to these commercial operators, many local governments, universities and other governmental or quasi-governmental entities are providing or subsidizing WiFi networks over unlicensed spectrum, in some cases at no cost to the user. Unlicensed spectrum may be subject to interference from other users of the spectrum, which can result in disruptions and interruptions of service. We rely exclusively on licensed spectrum for our network and do not expect significant competition from providers using unlicensed spectrum to deliver services to their customers.

International

In our international markets, we generally face competition from incumbent telecommunications companies that provide their own wireless broadband or VoIP telephony services, as well as from other companies that provide Internet connectivity services. Although in certain European countries, incumbent telecommunications companies may have a dominant market share based on their past status as the single operator of telecommunications services in a particular country, these incumbent telecommunications companies rely on systems initially designed for voice transmission which have been upgraded to provide wireless broadband services.

Other

We believe other emerging technologies may also enter the broadband services market. For example, certain Internet service providers are working with electric distribution utilities to install broadband over power line, or BPL, technology on electric distribution lines to provide broadband services. These Internet service and BPL providers are potential competitors. BPL technology may turn electrical lines into large unshielded transmitting antennas that would allow transmission of data over these lines, but could potentially create interference with some wireless networks.

Regulatory Matters

Overview

The regulatory environment relating to our business and operations is evolving. A number of legislative and regulatory proposals under consideration by federal, state and local governmental entities may lead to the repeal, modification or introduction of laws or regulations that could affect our business. Significant areas of existing and potential regulation for our business include broadband Internet access, telecommunications and spectrum regulation and Internet taxation.

Broadband Internet Access Regulation

In June 2005, the U.S. Supreme Court overturned the Ninth Circuit Court of Appeals, upholding the FCC’s findings in favor of cable modem operators in the National Cable & Telecommunications Association v. Brand X Internet Services case. The Court held that cable modem operators are not required to provide rival Internet service providers, such as Brand X, with access to their cable broadband lines. The central issue in the Brand X case was how cable broadband services, specifically cable modem services, should be classified under the Communications Act of 1934, as amended, or the Communications Act. In 2002, the FCC ruled that cable broadband was an “information service” not a “telecommunications service,” and therefore not subject to the same regulations imposed on telecommunications service providers under the Communications Act and FCC rules. In the Brand X decision, the Supreme Court upheld the FCC’s decision that cable modem service is an information service, and as such, cable operators are not required to share their cable modem lines with competitors.

In August 2005, the FCC found that wireline broadband Internet access services, including DSL Internet access, provided by facilities-based telephone companies is an “information service” rather than a “telecommunications service” under the Communications Act. In addition, the FCC determined that the broadband transmission component of wireline broadband Internet access service is no longer required to be offered to competitors as a telecommunications service subject to Title II of the Communications Act, as previously required under the FCC’s rules. This ruling is currently being appealed. As a result, telephone companies no longer are required to share their broadband Internet access facilities with competing Internet service providers. The result of the Brand X decision and the FCC’s classification of wireline broadband Internet access service is that both DSL and cable modem providers are entitled to retain exclusive use of their broadband Internet access lines without having to open them up to competing Internet service providers. This regulatory framework may encourage independent Internet service providers to explore other options for broadband Internet access, including wireless services.

On September 23, 2005 the FCC released a Policy Statement outlining its general views toward ensuring that broadband networks are widely deployed, open, affordable and accessible to all consumers. It adopted four principles to encourage broadband deployment and preserve and promote the open and interconnected nature of the public Internet, and suggested that it would incorporate them into its ongoing policy-making activities.

On November 7, 2006, the FCC issued an order classifying BPL Internet access service as an “information service.” Like cable modem and DSL service, the broadband transmission component of BPL Internet access service is not required to be offered as a telecommunications service.

Telecommunications Regulation

The FCC has classified Internet access services generally as interstate “information services” rather than as “telecommunications services” regulated under Title II of the Communications Act. Accordingly, most regulations that apply to telephone companies and other common carriers currently do not apply to our wireless broadband Internet access service. For example, we are not currently required to contribute a percentage of gross revenues from our Internet access services to universal service funds, or USF, used to support local telephone service and advanced telecommunications services for schools, libraries and rural health care facilities.

Internet access providers also are not required to file tariffs with the FCC, setting forth the rates, terms, and conditions of their service offerings. The FCC, however, is currently considering whether to impose various consumer protection obligations, similar to Title II obligations, on broadband Internet access providers, including DSL, cable modem and wireless broadband Internet access providers. These requirements may include obligations related to truth-in-billing, slamming, discontinuing service, customer proprietary network information and federal USF mechanisms. Internet access providers are currently subject to generally applicable state consumer protection laws enforced by state Attorneys General and general Federal Trade Commission, or FTC, consumer protection rules.

The FCC has not yet classified interconnected VoIP services as information services or telecommunications services under the Communications Act. In November 2004, the Commission determined that regardless of their regulatory classification, certain interconnected VoIP services qualify as interstate services with respect to economic regulation. The FCC preempted state regulations that address such issues as entry certification, tariffing, and E911 requirements, as applied to certain interconnected VoIP services. This ruling is being appealed. The regulatory classification of other types of interconnected VoIP services remains uncertain at this time.

In June 2006, the FCC determined that all “interconnected” VoIP services are required to contribute a percentage of interstate gross revenues to USF beginning October 1, 2006. This ruling has been appealed but remains in effect pending appeal. Our VoIP service qualifies as “interconnected VoIP” for purposes of USF regulation and therefore is subject to this fee which may be passed on to our subscribers. We have incorporated this fee requirement into our VoIP billing system and have begun remitting federal USF payments.

The FCC is conducting a comprehensive proceeding to address all types of IP-enabled services, including interconnected VoIP service, and to consider what regulations, if any, should be applied to such services, as use of broadband services becomes more widespread. In June 2005, the FCC adopted the first set of regulations in this comprehensive IP-enabled proceeding, imposing E911-related requirements on interconnected VoIP service providers as a condition of offering such service to consumers. The FCC defined “interconnected VoIP service” as voice service that: (i) enables real-time, two-way voice communications; (ii) requires a broadband connection from the user’s location; (iii) requires IP-compatible CPE; and (iv) permits users generally to receive calls that originate on and terminate to the public switched telephone network, or PSTN. Effective November 28, 2005, all interconnected VoIP providers are required to transmit, via the wireline E911 network, all 911 calls, as well as a call-back number and the caller’s registered location for each call, to the appropriate PSAP, provided that the PSAP is capable of receiving and processing that information. In addition, all interconnected VoIP providers must have a process to obtain a subscriber’s registered location prior to activating service, and a process to allow their subscribers to update their registered location immediately if the subscriber moves the service to a different location. Interconnected VoIP providers are also required to prominently and in plain English advise subscribers of the manner in which dialing 911 using VoIP service is different from dialing 911 service using traditional telephone service, and to provide warning labels with VoIP CPE.

The FCC is considering additional regulations, including: (i) whether to require interconnected VoIP providers to develop future capabilities to automatically identify a subscriber’s physical location without assistance from the subscriber and (ii) what intercarrier compensation regime should apply to interconnected VoIP traffic over the PSTN. Accordingly, our costs to provide VoIP service may increase, which will impact our pricing decisions vis-à-vis our competitors and our profit margins, if any.

On August 5, 2005, the FCC adopted an Order finding that both facilities-based broadband Internet access providers and interconnected VoIP providers are subject to CALEA, which requires service providers covered by that statute to build certain law enforcement surveillance assistance capabilities into their communications networks and to maintain CALEA-related system security policies and procedures. The FCC required facilities-based broadband Internet access providers and interconnected VoIP providers to comply with CALEA’s assistance-capability requirements by May 14, 2007. On June 9, 2006, the Court of Appeals for the District of Columbia issued a ruling upholding the FCC Order.

On May 3, 2006, the FCC adopted an additional Order addressing the CALEA compliance obligations of these providers. In that order the FCC: (i) affirmed the May 14, 2007 assistance-capability compliance deadline; (ii) indicated compliance standards are to be developed by the industry within the telecommunications standards-setting bodies working together with law enforcement; (iii) permitted the use of certain third parties to satisfy CALEA compliance obligations; (iv) restricted the availability of compliance extensions; (v) concluded that facilities-based broadband Internet access providers and interconnected VoIP providers are responsible for any CALEA development and implementation costs; (vi) declared that the FCC may pursue enforcement action, in addition to remedies available through the courts, against any non-compliant provider; and (vii) adopted interim progress report filing requirements.

Broadband Internet-related and IP-services regulatory policies are continuing to develop, and it is possible that our broadband Internet access and VoIP services could be subject to additional regulations in the future. The extent of the regulations that will ultimately be applicable to these services and the impact of such regulations on the ability of providers to compete are currently unknown.

Spectrum Regulation

The FCC routinely reviews its spectrum policies and may change its position on spectrum allocations from time to time. On July 29, 2004, the FCC issued rules revising the band plan for BRS and EBS and establishing more flexible technical and service rules to facilitate wireless broadband operations in the 2.495 to 2.690 GHz band. The FCC adopted new rules that (i) expand the permitted uses of EBS and BRS spectrum so as to facilitate the provision of high-speed data and voice services accessible to mobile and fixed users on channels that previously were used primarily for one-way video delivery to fixed locations; and (ii) change some of the frequencies on which BRS and EBS operations are authorized to enable more efficient operations. These new rules streamlined licensing and regulatory burdens associated with the prior service rules and created a “PCS-like” framework for geographic licensing and interference protection. Under the new rules, existing holders of BRS and EBS licenses and leases generally have exclusive rights over use of their assigned frequencies to provide commercial wireless broadband services to residences, businesses, educational and governmental entities within their geographic markets. These rules also require BRS licensees, including us, to bear their own expenses in transitioning to the new band plan and, if they are seeking to initiate a transition, to pay the costs of transitioning EBS licensees to the new band plan. The transition rules also provide a mechanism for reimbursement of transaction costs by other operators in the market. Additionally, the Commission expanded the scope of its spectrum leasing rules and policies to allow BRS and EBS licensees to enter into flexible, long-term spectrum leases.

On April 21, 2006, the FCC issued an Order adopting comprehensive rules for relocating incumbent BRS operations in the 2150 to 2162 MHz band. These rules will further facilitate the transition to the new 2.5 GHz band plan. This Order is currently subject to Petitions for Reconsideration and judicial appeal.

Additionally, on April 27, 2006, the FCC released an Order revising and clarifying its BRS/EBS rules. Petitions for Reconsideration of this Order are pending. Significantly, the FCC generally reaffirmed the flexible technical and operational rules upon which our systems are designed and operating. The FCC clarified the process of transitioning from the old spectrum plan to the new spectrum plan, but reduced the transition area from large “major economic areas,” to smaller, more manageable “basic trading areas.” Proponents seeking to initiate a transition to the new band plan will be given a 30-month timeframe within which to notify the FCC of their intent to initiate a transition, followed by a 3-month planning period and an 18-month period transition completion period. In markets where no proponent initiates a transition, licensees will be permitted to self-transition to the new band plan. The FCC adopted a procedure whereby the proponent will be reimbursed for the value it adds to a market through reimbursement by other commercial operators in a market, on a pro-rata basis, after the transition is completed and the FCC has been notified.

The FCC also clarified the procedure by which BRS and EBS licensees must demonstrate substantial service, and required them to demonstrate substantial service by May 1, 2011. Substantial service showings demonstrate to the FCC that a licensee is not warehousing spectrum, but rather is using the spectrum to provide actual service to subscribers. If a BRS or EBS licensee fails to demonstrate substantial service by May 1, 2011, its license may be canceled and made available for re-licensing.

The FCC reaffirmed its decision to permit mobile satellite service providers to operate in the 2496 to 2500 MHz band on a shared, co-primary basis with BRS licensees. It also concluded that spectrum sharing in the 2496 to 2500 MHz band between BRS licensees and a limited number of incumbent licensees, such as broadcast auxiliary service, fixed microwave, and public safety licensees, is feasible. It therefore declined to require the relocation of those incumbent licensees in the 2496 to 2500 MHz band. Additionally, the FCC reaffirmed its conclusion that BRS licensees can share the 2496 to 2500 MHz band with industrial, scientific, and medical, or ISM, devices because ISM devices typically operate in a controlled environment and use frequencies closer to 2450 MHz. The FCC also reaffirmed its decision to permit low-power, unlicensed devices to operate in the 2655 to 2690 MHz band, but emphasized that unlicensed devices in the band may not cause harmful interference to licensed BRS operations. Previously, low-power, unlicensed devices were permitted to operate in the 2500 to 2655 MHz band, but not in the 2655 to 2690 MHz band.

Finally, the FCC reaffirmed the application of its spectrum leasing rules and policies to BRS and EBS, and ruled that new EBS spectrum leases may provide for a maximum term (including initial and renewal terms) of 30 years. The FCC further required that new EBS spectrum leases with terms of 15 years or longer must allow the EBS licensee to review its educational use requirements every five years, beginning at the fifteenth year of the lease.

Although we believe that the FCC’s BRS/EBS rules will enable us to pursue our long-term business strategy, these rules may be interpreted in a manner materially and adversely to our business. In addition, these rules may be amended in a manner that materially and adversely affects our business.

Recently, the Federal Aviation Administration, or FAA, proposed regulations governing potential interference to navigable airspace from certain FCC-licensed radio transmitting devices, including 2.5 GHz transmitters. These regulations would require FAA notice and approval for new or modified transmitting facilities. If adopted, these regulations could substantially increase the administrative burden and costs involved in deploying our service.

In certain international markets, our subsidiaries are subject to rules that provide that, if the subsidiary’s wireless service is discontinued or impaired for a specified period of time, the spectrum rights may be revoked.

Internet Taxation

The Internet Tax Non-Discrimination Act, which was passed by Congress in November 2004 and signed into law in December 2004, renewed and extended until November 2007 a moratorium on taxes on Internet access and multiple, discriminatory taxes on electronic commerce under the Internet Tax Freedom Act. This moratorium had previously expired in November 2003, and its extension preserved the “grandfathering” of states that taxed Internet access prior to October 1998 to allow them to continue to do so. Certain states have enacted various taxes on Internet access or electronic commerce, and selected states’ taxes are being contested. State tax laws may not be successfully contested, and future state and federal laws imposing taxes or other regulations on Internet access and electronic commerce may arise, any of which could increase the cost of our services and could materially adversely affect our business.

Intellectual Property

We review our technological developments with our technology staff and business units to identify and capture innovative and novel features of our core technology that provide us with commercial advantages and file patent applications as necessary to protect these features both in the United States and elsewhere. We hold 28 granted U.S. patents (two of which are jointly held), and we also have 8 pending U.S. patent applications. For our wireless broadband network, the patents and applications cover features and functionality, including the ability to manage device power output to ensure frequency stabilization, as well as the ability to manage network output and infrastructure in a dynamic output environment to produce, among other things, reliable network uptime. We hold 15 granted patents and have 20 pending patent applications in various foreign jurisdictions. Assuming that all maintenance fees and annuities continue to be paid, the patents expire on various dates from 2017 until 2023. “Clearwire” and the associated Clearwire corporate logo, “ClearBusiness,” “ClearPremium,” “ClearClassic” and “ClearValue” are our registered trademarks in the United States, and we maintain or have pending trademarks in approximately 10 foreign jurisdictions.

Employees

As of December 31, 2006 we had approximately 930 employees in the United States and approximately 315 employees in our international operations. This total does not include employees of our equity investees. We believe our employee relations are good.

Properties and Facilities

Our executive offices are currently located in Kirkland, Washington, where we lease approximately 34,146 square feet of space. We plan to move our executive offices to a new Kirkland, Washington location in early 2007, where we lease 68,509 square feet of space. The new lease will continue until 2013. We intend to sublease our current headquarters space to a third party, if possible, until our lease term expires on December 27, 2010. We do not own any real property.

We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear. We expect to open a new call center in 2007. Other than our expected call center, we believe that our current facilities have sufficient capacity to meet the projected needs of our business for the next twelve months.

The following table lists our significant properties and the inside square footage of those properties:

Size
City, State	(square feet)

Kirkland, WA (headquarters and administrative)	68,509
Kirkland, WA (administrative)	34,146
Las Vegas, NV (call center)	13,565
Henderson, NV (administrative and warehouse space)	12,000
Vienna, Austria (shared service center)	4,500

We lease additional office space in Washington, D.C. and several of our current and planned markets. We also lease approximately 90 retail stores and mall kiosks. Our retail stores, excluding mall kiosks, range in size from approximately 700 square feet to 10,000 square feet, with leases having terms typically from three months to seven years. Internationally we have offices in Bucharest, Romania, Brussels, Belgium, Dublin, Ireland, Madrid, Spain and Warsaw, Poland.

Legal Proceedings

We are subject to various claims and legal actions arising in the ordinary course of business from time to time. We believe that the ultimate resolution of these matters, whether individually or in the aggregate, will not have a material adverse effect on our business, prospects, financial condition and results of operations. For example, we are currently party to a settlement agreement with Sprint Nextel and certain other parties resolving various disputes involving spectrum leases. For this settlement agreement to take effect, certain closing conditions must be met, not all of which are within our or Sprint’s control. If this settlement agreement does not take effect and such disputes are decided adversely against us, we do not believe these disputes would have an adverse effect on our business.

MANAGEMENT

The following table sets forth certain information regarding the members of our board of directors, executive officers and key employees, as of the date of this prospectus.

Name	Age	Position
Craig O. McCaw(1)	57	Chairman
Benjamin G. Wolff	38	Chief Executive Officer and Director
Perry S. Satterlee	46	President and Chief Operating Officer; Chief Executive Officer of Clearwire US LLC
John A. Butler	44	Executive Vice-President and Chief Financial Officer
Nicolas Kauser	66	Director; Chief Technology Officer
R. Gerard Salemme	52	Director; Executive Vice President — Strategy, Policy and External Affairs
David Perlmutter(2)	53	Director
Arvind Sodhani(2)	52	Director
Peter L. S. Currie(3)	50	Director
Richard P. Emerson(3)	45	Director
Michael J. Sabia(4)	53	Director
Stuart M. Sloan(1)	63	Director
Scott Richardson	40	Executive Vice President and Chief Strategy Officer
Christine M. Bertany	40	Vice President, People Development
Hope F. Cochran	35	Vice President, Finance and Treasurer
Broady R. Hodder	35	Vice President, General Counsel and Secretary
Leila L. Kirske	43	Vice President, Controller

(1)	Members of our compensation committee.

(2)	Designated by Intel Capital pursuant to the voting agreement between ERH and Intel Capital.

(3)	Members of our audit committee.

(4)	Designated by Bell Canada pursuant to our agreement with Bell Canada.

Craig O. McCaw.  Mr. McCaw has served as our Chairman since he founded our company in October 2003. Previously, Mr. McCaw served as our Chief Executive Officer from October 2003 until May 2006 and as our Co-Chief Executive Officer from May 2006 to January 2007. Since May 2000, Mr. McCaw has served as a director and Chairman of ICO Global Communications (Holdings) Limited, or ICO, and has served as a director of ICO North America, Inc. since December 2004. Mr. McCaw is also Chairman, Chief Executive Officer and a member of Eagle River Investments, LLC, ERH, and Eagle River Inc. and its affiliates, which are private investment companies that focus on strategic investments in the communications industry. Mr. McCaw also currently serves as a director of RadioFrame Networks, Inc. and of Tello Corp. Mr. McCaw is a former director of Nextel Communications, Inc. and XO Communications, Inc., or XO, formerly known as NEXTLINK Communications, Inc.

Benjamin G. Wolff.  Mr. Wolff has served as our Chief Executive Officer and as a director since January 2007. Mr. Wolff previously served as Co-President and Chief Strategy Officer from October 2005 to January 2007, and as our Co-Chief Executive Officer from May 2006 to January 2007. Previously, Mr. Wolff served as our Executive Vice President from April 2004 to October 2005. In addition to his positions with our company, Mr. Wolff is a principal of ERH, the President of ERH and ERI, and a director of ICO and ICO North America. From August 1994 until April 2004, Mr. Wolff was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 1998. Mr. Wolff’s practice focused on mergers and acquisitions, corporate finance and strategic alliance transactions. While with Davis Wright Tremaine LLP, he co-chaired the firm’s Business Transactions Department, served on the firm’s Executive Committee, and had primary responsibility for representing clients such as 360 networks, Allied Signal, Eagle River, ICO, Intel, NEXTLINK and Starbucks Coffee Company in various corporate and transactional matters.

Perry S. Satterlee.  Mr. Satterlee has served as our President since January 2007, Chief Operating Officer since July 2004 and as the President and Chief Executive Officer of Clearwire US LLC, since May 2006. Mr. Satterlee served as our Co-President from October 2005 to January 2007. Previously, Mr. Satterlee was Chief Operating Officer from July 2002 to July 2004, and Vice President-Sales and Marketing, from August 1998 to July 2004, of Nextel Partners Inc. Prior to joining Nextel Partners, Mr. Satterlee was the President-Pacific Northwest Area of Nextel. Prior to joining Nextel, Mr. Satterlee served from 1992 to 1996 as Vice President and General Manager of Central California District of AT&T Wireless Services, formerly McCaw Cellular. From 1990 to 1992, he was General Manager of McCaw Cellular’s Ventura/Santa Barbara market. From 1988 to 1990, Mr. Satterlee was Director of Planning for McCaw Cellular, where he led the company’s planning and budgeting processes.

John A. Butler.  Mr. Butler has served as our Chief Financial Officer since March 2005. Previously, Mr. Butler served as Executive Vice President and Chief Financial Officer of Valor Communications Group, Inc. from 2000 to 2005. From 1998 to 2000, Mr. Butler served as Executive Vice President and Chief Financial Officer of Commonwealth Telephone Enterprises, Inc. Prior to 1998, he was a director at First Union Capital Markets (Wachovia) in the Media and Communications Group. Mr. Butler has been employed by a number of financial institutions, and began his career at Arthur Andersen & Co.

Nicolas Kauser.  Mr. Kauser has served as a director since February 2004 and as our Chief Technology Officer since January 2005 and currently is a principal of ERH. Previously, Mr. Kauser was a director of XO. Mr. Kauser is also a director of Triquint Semiconductor, a position he has held since December 1999 and has been a director of RadioFrame Networks since 2002. Until September 1998, Mr. Kauser was an Executive Vice President and Chief Technology Officer for AT&T Wireless, formerly McCaw Cellular, where he was responsible for all aspects of engineering and technology projects, network operations, long-range planning and evolution of the network, and supporting network technologies. Mr. Kauser was also responsible for AT&T Wireless’ fixed wireless initiative, Project Angel. Before joining McCaw Cellular in 1990, Mr. Kauser was Vice President of Engineering and subsequently Senior Vice President Operations at Cantel, the Canadian nationwide cellular provider based in Toronto, Canada.

R. Gerard Salemme.  Mr. Salemme has served as a director since November 2003 and Executive Vice President — Strategy, Policy, and External Affairs of our company since April 2004 and currently is a principal of ERH, a Vice President of ERI, and a director of and consultant to ICO and ICO North America. Previously, Mr. Salemme served as our Vice President and Secretary from November 2003 to April 2004. Prior to joining our company, Mr. Salemme was Senior Vice President, External Affairs of XO from May 1997 to June 2003. Before joining XO, Mr. Salemme served as AT&T Corp.’s Vice President of Government Affairs, directing AT&T’s federal regulatory public policy organization, including participation in the FCC’s narrowband and broadband PCS auctions. Prior to AT&T, Mr. Salemme served as Senior Vice President, External Affairs for McCaw Cellular. Previously, Mr. Salemme was the Senior Telecommunications Policy Analyst for the U.S. House of Representatives Subcommittee on Telecommunications and Finance. Prior to joining the subcommittee, he was a Regional Manager at GTE Corporation/Sprint Corporation and supervised the company’s government relations in the New York/New England region. Mr. Salemme has also served as Chief of Staff to Congressman Ed Markey of Massachusetts and was a lecturer of economics at the University of Massachusetts at Salem.

David Perlmutter.  Mr. Perlmutter has served as a director of our company since August 2006, having been designated by Intel Capital in connection with the voting agreement between ERH and Intel Capital, and is currently Senior Vice President of Intel Corporation. Mr. Perlmutter has served as the General Manager of Intel Corporation’s Mobility Group (previously Mobile Products Group) since January 2004, where he manages the design, development and marketing of Intel’s solutions for the mobile computing segment. From January 1996 to January 2006, he was a Vice-President of Intel Corporation. Mr. Perlmutter holds a B.Sc. in Electrical Engineering from Technion, Israel Institute of Technology.

Arvind Sodhani.  Mr. Sodhani has served as a director of our company since August 2006, having been designated by Intel Capital in connection with the voting agreement between ERH and Intel Capital and is currently President of Intel Capital (Cayman) Corporation and Senior Vice President of Intel Corporation. Mr. Sodhani has served as President of Intel Capital (Cayman) Corporation since March 2005 and in that role oversees Intel’s internal new business incubation, external investments, and mergers and acquisitions in support of Intel’s strategic objectives. Mr. Sodhani joined Intel in 1981 as assistant treasurer of Intel Europe, was promoted to assistant treasurer in August 1984 and was named Treasurer of Intel Corporation in July 1998. Mr. Sodhani was elected Vice President by the Intel Board of Directors in 1990 and promoted to Senior Vice President in February 2005. Mr. Sodhani holds a BS and MS in economics from the University of London and an MBA from the University of Michigan. Mr. Sodhani has also been a member of The NASDAQ Stockmarket, Inc. board of directors since 1997.

Peter L. S. Currie.  Mr. Currie has served as a director of our company since 2005 and is currently president of Currie Capital LLC. From 2002 to 2005 he was a managing member of General Atlantic LLC, a worldwide private equity investment company, where he continues to serve as special advisor. Before joining General Atlantic, Mr. Currie was a partner and co-founder of The Barksdale Group, an early-stage venture capital firm. Mr. Currie also served as executive vice president and chief administrative officer of Netscape Communications from 1995 to 1999, and held various positions, including executive vice president and chief financial officer, of McCaw Cellular Communications, Inc. from 1989 to 1995. Prior to joining McCaw Cellular he was a Principal at Morgan Stanley & Co. Incorporated, where he joined in 1982. He is also a director of CNET Networks, Inc., Safeco Corporation, Sun Microsystems and he is a charter trustee of Phillips Academy.

Richard P. Emerson.  Mr. Emerson has served as a director of our company since 2004 and is currently a Senior Managing Director of Evercore Partners, L.P. From 2000 to 2003, Mr. Emerson was Senior Vice President of Corporate Development and Strategy at Microsoft Corporation. Prior to joining Microsoft Corporation, Mr. Emerson was a Managing Director at Lazard Frères & Co. LLC. Mr. Emerson was also previously affiliated with The Blackstone Group and Morgan Stanley & Co. Incorporated.

Michael J. Sabia.  Mr. Sabia has served as a director of our company since March 2005 having been designated pursuant to our agreement with Bell Canada. Mr. Sabia is currently the President and Chief Executive Officer of BCE Inc, and Chief Executive Officer of Bell Canada. Mr. Sabia has held senior executive positions with BCE Inc. and Bell Canada since July 2000. Mr. Sabia also serves as a director of BCE, Bell Canada; Bell Aliant Regional Communications Inc.; The Thomson Corporation; and Telesat Canada. Mr. Sabia was an officer of Teleglobe Communications, which filed for bankruptcy in May 2002.

Stuart M. Sloan.  Mr. Sloan has served as a director of our company since 2004 and since 1984 has been principal of Sloan Capital Companies. Mr. Sloan was also the Chairman of the Board from 1986 to 1998 and the Chief Executive Officer from 1991 to 1996 of Quality Food Centers, Inc., a supermarket chain. Mr. Sloan is also a director for Anixter International, Inc., J. Crew and Rite Aid Corp.

Scott Richardson.  Mr. Richardson has served as our Chief Strategy officer since January 2007. From 2002 to 2006 Mr. Richardson led Intel’s broadband wireless business and most recently served as vice president of Intel’s Mobility Group and general manager of the company’s Service Provider Business Group. In these roles, Mr. Richardson was responsible for creating the IEEE 802.16 standard and delivering the Company’s silicon products for WiMAX Certified wireless equipment and access devices. From 1998 to 2002 Mr. Richardson served as general manager of Intel’s OEM communication systems business serving the networking and communications market. From 1988 to 1998 Mr. Richardson led software efforts within Intel’s Enterprise Server Group and held various staff roles in communications businesses.

Christine M. Bertany.  Ms. Bertany has served as our Vice President, People Development since September 2004. Previously, Ms. Bertany was Principal of HR Strategies International, a human resources consulting firm she established and operated from 2000 to 2004. Prior to building her consulting business, Ms. Bertany was the Director of Human Resources for drugstore.com from its public offering in 1999 to 2000. Ms. Bertany spent nearly five years at McCaw Cellular and AT&T Wireless from 1995 to 1999 in a variety of leadership roles in their People Development organization.

Hope F. Cochran.  Mrs. Cochran has served as the Vice President, Finance for Clearwire since November 2005 and Treasurer since June 2006. Previously, from May 2003 to August 2005, Mrs. Cochran served as the Chief Financial Officer of Evant Incorporated, a planning and logistics software developer. From May 2001 to May 2003, Mrs. Cochran served as the Controller of the Americas — Sales Operations for PeopleSoft, Inc. Prior to 2001, Mrs. Cochran was a founder and served as the Chief Financial Officer of SkillsVillage, a contractor supply chain management software provider, until its sale to PeopleSoft, Inc. In both chief financial officer positions, Mrs. Cochran managed corporate finance, accounting, human resources, legal and facilities. Mrs. Cochran began her career as an auditor at Deloitte & Touche LLP.

Broady R. Hodder.  Mr. Hodder has served as our Vice President and General Counsel since May 2006 and has been our Secretary since June 2006. Previously, Mr. Hodder served as our Corporate Counsel and Assistant Secretary from November 2004 to November 2005 and Vice President Legal, Finance and Corporate Development from November 2005 to May 2006. Prior to joining our company, from April 2001 to November 2004, Mr. Hodder was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 2004. Before joining Davis Wright Tremaine LLP, Mr. Hodder was a lawyer with Gray Cary Ware & Freidenrich LLP and Lionel Sawyer and Collins Ltd.

Leila L. Kirske.  Ms. Kirske was named our Vice President, Controller in September 2006. From September 2003 to September 2006, Ms. Kirske worked for Washington Mutual, Inc., first serving as Division Controller, Corporate Services Organization and then as Division Finance Officer, Planning & Performance Measurement, Corporate Services Organization. From June 2002 to September 2003, Ms. Kirske served as Chief Financial Officer and Vice President Finance and Administration at Med Data Inc., a billing, coding, and data management company. From October 1997 to September 2001, Ms. Kirske served as Vice President Finance and Administration, and, from September 2001 to May 2002, as Chief Financial Officer, of Bsquare Corporation, a software systems integrator for mobile devices. Prior to 1997, Ms. Kirske was the Director of Accounting for Mosaix, Inc., a telephony equipment and customer management solution provider and Spacelabs Medical, Inc., a manufacturer and distributor of critical care medical equipment. Ms. Kirske began her career and attained the level of general practice manager at PricewaterhouseCoopers.

Audit Committee

We have established an audit committee, the primary responsibilities of which are to oversee the accounting and financial reporting processes of our company as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee also assists the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and the board of directors have established. The audit committee oversees the independent auditors, including their independence and objectivity. However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

The audit committee is comprised of two members, both of whom were elected by the board of directors. Peter Currie and Richard Emerson currently serve as our audit committee members. We intend to appoint an additional person to our audit committee before completing this offering. Our board of directors has determined that each of the members of our audit committee is “independent,” as defined under and required by the federal securities laws and the rules of the Nasdaq Global Market. Our board of directors has determined that Mr. Currie qualifies as an “audit committee financial expert” under the federal securities laws and that each member of the audit committee has the “financial sophistication” required under the rules of the Nasdaq Global Market.

Compensation Committee

We have established a compensation committee, the primary responsibilities of which are to periodically review and approve the compensation and other benefits for our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee also administers and has discretionary authority over the issuance of stock awards under our stock compensation plans.

The compensation committee has in the past, and may in the future, delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to stock option or SAR grants made to under our Stock Option Plan, Stock Compensation Plan or Stock Appreciation Rights Plan. Even where the compensation committee has not delegated authority, our executive officers typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of stock option, restricted stock or SAR grants.

The compensation committee is comprised of two members, Messrs. McCaw and Sloan. The board has determined that Mr. Sloan meets the independence requirements of the Nasdaq Marketplace Rules.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Messrs. McCaw and Sloan. Mr. McCaw also serves as our Chairman. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Transactions.”

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and stock incentives to achievement of specified performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these goals, the compensation committee intends to implement and maintain compensation plans that tie a substantial portion of executives’ overall compensation to key strategic goals such as the development of our network, the establishment and maintenance of key strategic relationships, and the growth of our subscriber base as well as our financial and operational performance, as measured by metrics such as revenue, subscriber growth, churn and markets launched. The compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the communications industry while taking into account our relative performance and our own strategic goals.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on a survey of executive compensation paid by 24 communications companies conducted by an independent third party, Thobe Group Inc., in which we participate. We benchmark our executive compensation against the median updated compensation paid by the eight companies generating less than $750 million in annual revenue.

Previously, we have not directly compensated Mr. McCaw for his services. Mr. McCaw had been indirectly compensated for his services pursuant to an advisory services agreement, which the parties terminated effective January 31, 2007, between Clearwire and ERI, a corporation of which Mr. McCaw is the sole stockholder. For the year ended December 31, 2006, we paid ERI $800,000 for advisory services plus an additional $949,000 in out of pocket expense reimbursements. Beginning on February 1, 2007, we will pay Mr. McCaw annual compensation of $300,000 for serving as our Chairman. We also will continue reimbursing Mr. McCaw for out of pocket expenses he incurs on our behalf. In addition, although Messrs. Wolff, Salemme and Kauser receive a salary from us, they are also compensated by ERI. We believe that the compensation paid by ERI to these executives relates to such executives’ services to ERI and not to those executive’s services to us or to the advisory services ERI previously provided to us. Consequently, our compensation committee does not take into account the compensation ERI pays to these executives, other than Mr. McCaw, when determining our executive compensation policies, programs or awards for these individuals.

Elements of Compensation

Executive compensation consists of following elements:

Base Salary.  Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For 2007, this review will occur in the first quarter.

Discretionary Annual Bonus.  The compensation committee has the authority to award discretionary annual bonuses to our executive officers under the terms of our 2007 Annual Performance Bonus Plan. Our 2007 Annual Performance Bonus Plan formalizes our current procedures for granting annual bonus awards to our executive officers. The compensation committee will continue to have the authority to award bonuses, set the terms and conditions of those bonuses and take all other actions necessary for the plan’s administration. These awards are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive, but relate generally to strategic factors such as network deployment, new service implementation and subscriber acquisition, and to financial factors such as raising capital, improving our results of operations and increasing the price per share of our capital stock.

Under our 2007 Annual Performance Bonus Plan, for each fiscal year, the compensation committee will select, in its discretion, the executive officers of the Company or its subsidiaries who are to participate in the plan. The compensation committee will establish the terms and conditions applicable to any award granted under the plan and a participant will be eligible to receive an award under the plan in accordance with such terms and conditions. Awards will be paid in whole or in part in cash, common stock or other property and will generally be paid in the first quarter following completion of a given fiscal year. Similar to bonuses paid in the past, the actual amount of discretionary bonus will be determined following a review of each executive’s individual performance and contribution to our strategic goals. The plan does not fix a maximum payout for any officer’s annual discretionary bonus.

Pursuant to either an employment agreement or offer letter, each officer, other than Mr. McCaw, is eligible for a discretionary annual bonus up to an amount equal to a specified percentage of such executive’s salary. However, the compensation committee may increase the discretionary annual bonus paid to our executive officers, and the discretionary bonus paid to each officer in 2006 for performance in 2005 exceeded this specified amount. The compensation committee has targeted discretionary bonus amounts to be paid for 2007 for performance in 2006 at 50% of base salary for each of our executive officers. The actual amount of discretionary bonus will be determined following a review of each executive’s individual performance and contribution to our strategic goals conducted during the first quarter in 2007. The compensation committee has not fixed a maximum payout for any officers’ annual discretionary bonus.

Long-Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our stock compensation plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders. The compensation committee believes that the use of stock and stock-based awards offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines, and, other than Mr. McCaw, our stock compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company. We believe that the annual aggregate value of these awards should be set near competitive median levels for comparable companies. However, due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives through our stock compensation plans than through cash-based compensation.

Options.  Our 2003 Stock Option Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Our compensation committee is the administrator of the stock option plan. Stock option grants are made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The compensation committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the compensation committee to eligible employee and, in appropriate circumstances, the compensation committee considers the recommendations of members of management, such as Mr. Wolff, our Chief Executive Officer, Mr. Satterlee, our President, and Christine Bertany, our Vice President, People Development. In 2006, certain named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan Based Awards”. These grants included grants made on August 30, 2006, in recognition of exceptional contributions to our company relating to the negotiation and subsequent closing in August of our transactions with Motorola and Intel, and on September 15, 2006, in connection with a merit-based grant to a large number of employees intended to encourage an ownership culture among our employees. Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant, typically vest 25% per annum based upon continued employment over a four-year period, and generally expire ten years after the date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended.

2007 Stock Compensation Plan.  Our 2007 Stock Compensation Plan authorizes us to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to our employees, directors and consultants. Our compensation committee will be the administrator of the plan. Similar to our 2003 Stock Option Plan, stock option awards will be made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The compensation committee will review and approve stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option awards will continue to be made at the discretion of the compensation committee to eligible employees and, in appropriate circumstances, the compensation committee will consider the recommendations of members of management, as discussed above. After our 2007 Stock Compensation Plan takes effect, we will no longer grant additional stock options under our 2003 Stock Option Plan.

Stock Appreciation Rights.  Our Stock Appreciation Rights Plan authorizes us to grant stock appreciation rights, or SARs. A SAR represents a right to receive the appreciation in value, if any, of our common stock over the base value of the SAR. The base value of each SAR equals the value of our common stock on the date the SAR is granted. Upon surrender of each SAR, unless we elect to deliver common stock, we will pay an amount in cash equal to the value of our common stock on the date of delivery over the base price of the SAR. SARs typically vest based upon continued employment on a pro-rata basis over a four-year period, and generally expire ten years after the date of grant. Our compensation committee is the administrator of our stock appreciation rights plan. To date, no SARs have been awarded to any of our executive officers. We have the right to convert outstanding SARs into stock options, and, following this offering, we may elect to do so. The compensation committee may also grant SARs pursuant to the terms and conditions of our 2007 Stock Compensation Plan, which is more fully discussed above.

Restricted Stock Grants.  Our compensation committee has and may in the future elect to make grants of restricted stock to our executive officers. In April 2006, we granted Mr. Wolff restricted stock pursuant to a Stock Grant Agreement dated April 17, 2006. Fifty percent of the shares will vest on March 1, 2007 and the remainder will vest on March 1, 2008, so long as Mr. Wolff remains in continuous employment with us through those dates. The compensation committee may also grant restricted stock pursuant to the terms and conditions of our 2007 Stock Compensation Plan, which is more fully discussed above.

Other Compensation.  Our executive officers who were parties to employment agreements prior to this offering will continue, following this offering, to be parties to such employment agreements in their current form until such time as the compensation committee determines in its discretion that revisions to such employment agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our executive officers; however, the compensation committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. We believe these benefits and perquisites are currently lower than median competitive levels for comparable companies. We currently have plans to change either the employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits and perquisites provided thereunder.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Co-Chief Executive Officers, Co-Presidents, Chief Financial Officer and two other most highly compensated executive officers during 2005 and 2006:

				Stock		Option		All Other
		Salary	Bonus(1)	Awards(2)		Awards(3)		Compensation		Total
Name and Principal Position	Year	($)	($)	($)		($)		($)		($)

Craig O. McCaw	2006	—	—	—		—		1,749,000	(4)	1,749,000	(4)
Chairman and Co-	2005	—	—	—		—		1,069,000	(4)	1,069,000	(4)
Chief Executive Officer
Benjamin G. Wolff	2006	364,000	—	1,250,000	(5)	6,848,800	(6)	716,955	(7)	9,179,755
Co-President and	2005	350,000	350,000	—		—		—		700,000
Co-Chief Executive Officer
John A. Butler	2006	310,000	—	—		1,563,350	(8)	—		1,873,350
Chief Financial Officer	2005	227,717	300,000	—		846,000	(9)	11,725	(10)	1,385,442
Perry S. Satterlee	2006	374,850	—			2,271,800	(11)	—		2,646,650
Co-President and Chief Operating Officer	2005	357,000	350,000			—				707,000
R. Gerard Salemme	2006	323,420	—	—		3,026,400	(12)	—		3,349,820
Executive Vice President —	2005	309,000	155,000	—		—		—		464,000
Strategy, Policy and
External Affairs
Nicolas Kauser	2006	364,000	—	—		2,031,400	(13)	—		2,395,400
Chief Technology Officer	2005	350,000	175,000	—		—		—		525,000

(1)	The compensation committee has not made a final determination as to the amount of bonuses to be awarded to the named executive officers for fiscal year 2006.

(2)	The value of stock awards granted to our executive officers equals the number of shares granted multiplied by the estimated fair value of a share of our capital stock on the date of grant. For information regarding significant factors, assumptions and methodologies used in determining the fair value of our capital stock, see the section entitled “Critical Accounting Policies — Valuation of Common Stock.”

(3)	The value of option awards granted to our executive officers has been estimated pursuant to SFAS No. 123(R) for 2006 and SFAS No. 123 for 2005. Our executive officers will not realize the estimated value of these awards in cash until these awards are vested and exercised or sold. Our adoption of SFAS No. 123(R) on January 1, 2006 resulted in a significant increase in the estimated value of our options. For instance, the weighted average fair value of our options granted during the nine months ended September 30, 2006, calculated pursuant to SFAS No. 123(R), was $11.52. If this amount had been calculated pursuant to SFAS No. 123, it would have been $4.26. For information regarding our valuation of option awards, see “Critical Accounting Policies — Stock-Based Expense.”

(4)	Includes payment to ERI for management fees and reimbursement of certain expenses pursuant to the Advisory Services Agreement, between Clearwire and ERI, dated November 13, 2003, which the parties terminated effective January 31, 2007. Mr. McCaw owns 100% of the outstanding capital stock of ERI. We paid ERI management fees of $800,000 in each of 2005 and 2006, and reimbursed expenses of $269,000 and $949,000, respectively in 2005 and 2006.

(5)	Relates to a grant of 83,333 restricted shares to Mr. Wolff on April 17, 2006.

(6)	Represents the aggregate fair market value of options to purchase 133,333 share of Class A common stock granted January 26, 2006, with an exercise price of $15.00 per share, options to purchase 333,333 shares of Class A common stock granted August 30, 2006, with an exercise price of $18.00 per share and options to purchase 120,000 shares of Class A common stock granted September 15, 2006, with an exercise price of $18.00 per share.

(7)	We paid Mr. Wolff $716,955 as a tax gross-up relating to the grant to Mr. Wolff of shares of restricted stock on April 17, 2006.

(8)	Represents the aggregate fair market value of options to purchase 50,000 shares of Class A common stock granted January 26, 2006, with an exercise price of $15.00 per share, options to purchase 33,333 shares of Class A common stock granted August 30, 2006, with an exercise price of $18.00 per share and options to purchase 52,500 shares of Class A common stock granted September 15, 2006, with an exercise price of $18.00 per share.

(9)	Represents the aggregate fair market value of options to purchase 300,000 shares of Class A common stock granted March 31, 2005, with an exercise price of $12.00 per share.

(10)	Reflects relocation expenses in the amount of $11,725 paid to Mr. Butler.

(11)	Represents the aggregate fair market value of options to purchase 133,333 shares of Class A common stock granted January 26, 2006, with an exercise price of $15.00 per share and options to purchase 70,000 shares of our Class A common stock granted September 15, 2006 with an exercise price of $18.00 per share.

(12)	Represents the aggregate fair market value of options to purchase 66,666 shares of Class A common stock granted January 26, 2006, with an exercise price of $15.00 per share, options to purchase 83,333 shares of Class A common stock granted August 30, 2006 with an exercise price of $18.00 per share and options to purchase 110,000 shares of Class A common stock granted September 15, 2006, with an exercise price of $18.00 per share.

(13)	Represents the aggregate fair market value of options to purchase 66,666 shares of Class A common stock granted January 26, 2006, with an exercise price of $15.00 per share and options to purchase 110,000 shares of Class A common stock granted September 15, 2006, with an exercise price of $18.00 per share.

Advisory Services Agreement

We were parties to an Advisory Services Agreement dated November 13, 2003 with ERI, a corporation of which Mr. McCaw is the sole stockholder, pursuant to which we paid ERI an annual fee for services rendered amounting to $800,000 and reimbursed ERI for certain out of pocket expenses. The parties terminated this agreement effective January 31, 2007. Previously, we have not compensated Mr. McCaw for his services other than directly in the form of stock based compensation and indirectly in cash through payments to ERI under the advisory services agreement. However, after February 1, 2007, we expect to pay Mr. McCaw annual compensation of $300,000 directly for his services as our Chairman, and we expect to continue to reimburse Mr. McCaw for out of pocket expenses he incurs on our behalf. See “Certain Relationships and Related Transactions — Advisory Services Agreement” for additional information about this advisory services agreement and the related payments.

Employment Agreement

Perry S. Satterlee

We have entered into an employment agreement with Perry S. Satterlee, our President and Chief Operating Officer, and the President and Chief Executive Officer of Clearwire US LLC, for renewable one year terms, most recently effective June 28, 2006. Under his employment agreement, Mr. Satterlee is entitled to receive an annual base salary of $350,000, subject to review by our compensation committee. Mr. Satterlee also is entitled to a performance-based bonus of up to 50% of his salary. In addition, we granted Mr. Satterlee 333,333 shares of restricted stock and options covering 333,333 shares upon the execution of his employment agreement. If we terminate Mr. Satterlee’s employment without cause, we will pay Mr. Satterlee a lump sum payment in the amount of his annual base salary plus an amount equal to the most recent annual bonus payment he received. Our failure to renew the agreement for any subsequent one-year terms shall be deemed to be a termination without cause. The agreement also prohibits Mr. Satterlee from competing with us for a period of one year after termination of his employment relationship with our company, unless we terminate him without cause.

Offer Letters

We do not have formal employment agreements with any of our other senior executive officers; however, certain executives’ compensation and other arrangements are set forth in offer letters provided to each of them. These offer letters are described below. Since the date of these offer letters, the compensation paid to each of these executives has been increased and additional options have been awarded to these executives.

John A. Butler.  Effective March 8, 2005, we entered into a letter agreement with John A. Butler providing for his employment as Chief Financial Officer beginning on March 14, 2005. Under his letter agreement, Mr. Butler is entitled to receive an annual base salary of $300,000, subject to review by our compensation committee. Mr. Butler also is eligible to receive an annual discretionary performance-related bonus of up to 50% of his annual base salary. In addition, we granted Mr. Butler options to purchase 300,000 shares of our Company’s Class A common stock at an exercise price of $12.00 per share. Mr. Butler has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us. In addition, we have a verbal agreement with Mr. Butler to provide him with a severance benefit equal to his annual salary.

Nicolas Kauser.  Effective May 17, 2004, we entered into a letter agreement with Nicolas Kauser providing for his employment on a part time basis amounting to two-thirds of his professional time as President, International Operations of Clearwire Corp., President of Clearwire Europe, s.a.r.l., and President of Clearwire International, LLC beginning May 3, 2004. Under his letter agreement, Mr. Kauser is entitled to receive an annual base salary of $250,000, subject to review by our compensation committee. Mr. Kauser also is eligible to receive an annual discretionary performance-related bonus of up to 25% of his annual base salary. As a condition of employment, Mr. Kauser has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

R. Gerard Salemme.  Effective April 30, 2004, we entered into a letter agreement with R. Gerard Salemme providing for his employment as Executive Vice President, External Affairs, beginning April 1, 2004. Under his letter agreement, Mr. Salemme is entitled to receive an annual base salary of $300,000, subject to review by our compensation committee. Mr. Salemme also is eligible to receive an annual discretionary performance-related bonus of up to 26% of his annual base salary. As a condition of employment, Mr. Salemme has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

Benjamin G. Wolff.  Effective April 1, 2004, we entered into a letter agreement with Benjamin G. Wolff providing for his employment as Executive Vice-President, Corporate Affairs, beginning on April 1, 2004. Under his letter agreement, Mr. Wolff is entitled to receive an annual base salary of $250,000, subject to review by our compensation committee. Mr. Wolff also is eligible to receive an annual discretionary performance-related bonus of up to 25% of his base salary. In addition, we granted Mr. Wolff options to purchase 333,333 shares of our company’s Class A common stock at an exercise price of $2.25 per share, which options will vest over a four year period, unless earlier vested upon a change of control of our company. Mr. Wolff is also entitled to take a three month paid sabbatical upon request. As a condition of employment, Mr. Wolff has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

The compensation committee, which will be comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt plans or programs providing for additional benefits if the compensation committee determines that doing so is in our best interests.

Our employment letters with Messrs. Salemme and Wolff provide for a lump sum cash payment if we terminate their employment without cause. For a complete description and quantification of benefits payable to our named officers on and following termination of employment under plans and programs currently in effect, see “— Potential Payments Upon Termination Or Change In Control”.

Grants of Plan Based Awards

The compensation committee approved awards under our 2003 Stock Option Plan to certain of our named executives in 2005 and 2006 and awarded restricted stock to Mr. Wolff in 2006. Our compensation committee has not established guidelines for the grant of plan-based awards for the remainder of 2006 or 2007. Set forth below is information regarding awards granted during 2005 and 2006:

		All Other Stock		All Other Option
		Awards: Number of		Awards: Number of	Stock	Option	Exercise or Base
		Shares of Stock		Securities Underlying	Awards	Awards	Price of Option
Name	Grant Date	or Units (#)		Options (#)	($)	($)	Awards ($/sh)

Craig O. McCaw	—	—		—	—	—	—
Benjamin G. Wolff	1/26/06			133,333	—	1,436,000	$15.00
	4/17/06	83,333	(1)	—	1,250,000	—	15.00
	8/30/06	—		333,333	—	3,980,000	18.00
	9/15/06	—		120,000	—	1,432,800	18.00
John A. Butler	3/31/05	—		300,000	—	840,000	12.00
	1/26/06	—		50,000	—	538,500	15.00
	8/30/06	—		33,333	—	398,000	18.00
	9/15/06	—		52,500	—	626,850	18.00
Perry S. Satterlee	1/26/06	—		133,333	—	1,436,000	15.00
	9/15/06	—		70,000	—	835,800	18.00
R. Gerard Salemme	1/26/06	—		66,666	—	718,000	15.00
	8/30/06	—		83,333	—	995,000	18.00
	9/15/06	—		110,000	—	1,313,400	18.00

		All Other Stock	All Other Option
		Awards: Number of	Awards: Number of	Stock	Option	Exercise or Base
		Shares of Stock	Securities Underlying	Awards	Awards	Price of Option
Name	Grant Date	or Units (#)	Options (#)	($)	($)	Awards ($/sh)

Nicolas Kauser	1/26/06	—	66,666	—	718,000	15.00
	9/15/06	—	110,000	—	1,313,400	18.00

(1)	Represents restricted stock per Stock Grant Agreement dated April 17, 2006. 50% of the shares will vest on March 1, 2007 and the balance will vest on March 1, 2008, so long as Mr. Wolff remains in continuous employment with the Company through those dates.

2003 Stock Option Plan

Our 2003 Stock Option Plan is administered by our compensation committee. The objectives of the plan include attracting, motivating and retaining key personnel and promoting our success by linking the interests of our employees, directors and consultants with our success.

Options Available for Issuance

There are 16,666,666 shares of common stock authorized for options grants under the plan. As of September 30, 2006, 5,354,225 shares of common stock were available for grant under the plan. The options to be delivered under the plan will be made available, at the discretion of the compensation committee, from authorized but unissued shares or outstanding options that expire or are cancelled. If shares covered by an option cease to be issuable for any reason, such number of shares will no longer count against the shares authorized under the plan and may again be granted under the plan.

Term of Options

The term of each option is ten years from the date of the grant of the option, unless a shorter period is established for incentive stock options or the administrator of the 2003 stock option plan establishes a shorter period.

Vesting Schedule

Options granted under our 2003 Stock Option Plan, unless waived or modified in a particular option agreement or by action of the compensation committee, vest according to the following schedule:

Portion of
From The Grant Date	Grant Vested

Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
After 4 Years	100%

Options granted under the 2003 Stock Option Plan require that the recipient of a grant be continuously employed or otherwise provide services to us or our subsidiaries. Failure to be continuously employed or in another service relationship, generally results in the forfeiture of options not vested at the time the employment or other service relationship ends. Termination of a recipient’s employment or other service relationship for cause generally results in the forfeiture of all of the recipient’s options.

Adjustments, Changes in Our Capital Structure

The number and kind of shares available for grants under our 2003 Stock Option Plan and any outstanding options under the plan, as well as the exercise price of outstanding options, will be subject to adjustment by the compensation committee in the event of any merger, consolidation, reorganization, stock split, stock dividend or other event causing a capital adjustment affecting the number of outstanding shares of common stock. In the event of a capital adjustment, the compensation committee may change the number and kind of shares granted under the plan. In the event of an adjustment to our capital structure, the compensation committee may change the number and kind of shares granted under the plan. In the event of a business combination or in the event of a sale of all or substantially all of our assets, the compensation committee may cash out some or all of the unexercised, vested options under the plan, or allow some or all of the options to remain outstanding, subject to certain conditions. Unless otherwise provided in individual option agreements, the vesting of outstanding options will not accelerate in connection with a business combination or in the event of a sale of all or substantially all of our assets.

Administration

The compensation committee has full discretionary authority to determine all matters relating to options granted under the plan.

The compensation committee has the authority to determine the persons eligible to receive options, the number of shares subject to each option, the exercise price of each option, any vesting schedule, any acceleration of the vesting schedule and any extension of the exercise period.

Amendment and Termination

Our board of directors has authority to suspend, amend or terminate the plan, except as would adversely affect participants’ rights to outstanding awards without their consent. As the plan administrator, our compensation committee has the authority to interpret the plan and options granted under the plan and to make all other determinations necessary or advisable for plan administration.

In connection with the amendment of our certificate of incorporation to effectuate a one for three reverse stock split, and the adoption of the 2007 Stock Compensation Plan, our board of directors will adopt an amendment to our stock option plan to reduce the number of shares available under the 2003 Stock Option Plan.

We also grant options to individuals or entities pursuant to written agreements not subject to the terms of this plan. Please see the section entitled “Description of Capital Stock” for further discussion of our stock options.

2007 Stock Compensation Plan

Our 2007 Stock Compensation Plan is administered by our compensation committee. The objectives of the plan include attracting, motivating and retaining key personnel and promoting our success by linking the interests of our employees, directors and consultants with our success. The Plan will permit the grant of awards that constitute incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards. Each award shall be evidenced by an award agreement.

Shares Available for Issuance

There are 15,000,000 shares of common stock available for grants under the plan. Shares to be awarded under the plan will be made available, at the discretion of the compensation committee, from authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares, or a combination thereof.

Stock Options

An award of options may include incentive stock options, non-qualified stock options or a combination thereof. Each option will have a term of no longer than 10 years and each incentive stock option granted to a ten percent holder will have a term of no longer than 5 years.

Stock Awards

Each stock award will be accompanied by a stock award agreement, which will specify the number of shares granted, the price, if any, to be paid for the shares and the period of restriction applicable to the restricted stock award. Shares subject to an award of restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated during a period of restriction. The compensation committee, in its sole discretion, may impose such other restrictions on shares subject to an award of restricted stock as it may deem advisable or appropriate.

Stock Appreciation Rights

The terms and conditions of SARs granted under the plan will be determined by the compensation committee. A stock award agreement will specify the base price, the term and the conditions of exercise. Each SAR will have a term no longer than 10 years from the grant date, unless a shorter period is provided in the award agreement.

Vesting Schedule

Options and other stock awards may be made subject to vesting at the discretion of our compensation committee over such term as they shall determine.

Adjustments

The number and kind of shares available for grants under our 2007 Stock Compensation Plan and any outstanding shares under the plan, as well as the exercise price or base price of outstanding shares, will be subject to adjustment by our board of directors in the event of any merger, consolidation, reorganization, stock split, stock dividend or other event causing a capital adjustment affecting the number of outstanding shares of common stock. In the event of a capital adjustment, the board of directors may change the number and kind of shares granted under the plan. In the event of an adjustment to our capital structure, our board of directors may replace awards with substitute awards in respect of shares, other securities or other property of the surviving corporation or its affiliates, which shall substantially preserve the value, rights and benefits of any affected awards granted under the plan. In addition, we have the right, but not the obligation, to cancel each participant’s awards immediately prior to such an event and to pay to each affected participant in connection with the cancellation an amount equal that the compensation committee, in its sole discretion, in good faith determines to be the equivalent value of such award.

Administration

The compensation committee has full discretionary authority to determine all matters relating to options granted under the plan.

The compensation committee has the authority to determine the persons eligible to receive awards, the number of shares subject to each award, the base price or exercise price of the award, in certain circumstances, any vesting schedule, any acceleration of the vesting schedule and any extension of the exercise period.

Amendment and Termination

Our board of directors has authority to suspend, amend or terminate the plan, except as would adversely affect participants’ rights to outstanding awards without their consent. As the plan administrator, our compensation committee has the authority to interpret the plan and options granted under the plan and to make all other determinations necessary or advisable for plan administration.

Stock Appreciation Rights Plan

Our Stock Appreciation Rights Plan is administered by the compensation committee and provides for the granting of awards of SARs. The objectives of this plan include attracting, motivating and retaining the best personnel and promoting our success by linking the interests of our employees, directors and consultants with our company’s success. We typically do not make awards under this plan to our executive officers. We adopted this plan in January 2006 and, as of September 30, 2006, we had 157,274 SARs outstanding. We account for grants under the SAR Plan under SFAS No. 123(R). SARs are recorded as liability awards as cash settlement is anticipated and are remeasured at fair value as the end of each reporting period until the awards are settled. The fair value is determined in the same manner as a stock option granted under our 2003 Stock

Option Plan, using the same assumptions and option pricing model to estimate the fair value. Compensation expense for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value for each reporting period.

SARs Available for Issuance

The SARs under this plan are based on our Class A common stock. There are 166,666 SARs authorized for issuance under the plan. Awards under the plan will be made available, at the discretion of the compensation committee, from authorized but unissued SARs or outstanding SARs that expire or cancelled. SARs may, at the discretion of the compensation committee, be settled either in cash or by issuance of shares of common stock and, in the case of settlement in stock, at a value based on the common stock price at the Settlement date.

Adjustments Changes in Our Capital Structure

The number and kind of shares available for SARs under our Stock Appreciation Rights Plan and any outstanding SARs under the plan, as well as the exercise price of outstanding options, will be subject to adjustment by the compensation committee in the event of any merger, consolidation, reorganization, stock split, stock dividend or other event causing a capital adjustment affecting the number of outstanding shares of common stock. In the event of a capital adjustment, the compensation committee may change the number and kind of shares granted under the plan. In the event of a business combination or in the event of a sale of all or substantially all of our property, any outstanding SARs will expire as long as all holders of SARs under the plan receive advance notice and an opportunity to surrender the outstanding SARs.

The compensation committee, in its sole discretion, may determine to redeem some or all of the outstanding, vested awards for an amount equal to the surrender value under the plan.

Administration

The compensation committee has full discretionary authority to determine all matters relating to awards granted under the plan. The compensation committee has the authority to determine the persons eligible to receive options, and approves the number of shares subject to each option, the exercise price of each option, any vesting schedule, any acceleration of the vesting schedule and any extension of the exercise period.

Amendment and Termination

Our board of directors has authority to suspend, amend or terminate the plan. Our board of directors may, but does not expect to, terminate this plan in connection with our initial public offering.

If our board of directors terminates this plan following this offering unvested SARs will expire and vested SARs automatically will be surrendered.

Outstanding Equity Awards At Fiscal Year-End; Option Exercises and Stock Vested

The following table summarizes the outstanding equity award holdings held by our named executive officers.

	Option Awards				Stock Awards
							Market
	Number of	Number of					Value of
	Securities	Securities			Number of		Shares or
	Underlying	Underlying			Shares or Units		Units of
	Unexercised	Unexercised	Option		of Stock That		Stock That
	Options	Options	Exercise	Option	Have Not		Have Not
	Exercisable	Unexercisable	Price	Expiration	Vested		Vested
Name	(#)	(#)	($)	Date	(#)		($)(2)

Craig O. McCaw	416,666	1,250,000	$6.00	12/15/14	—		—
Benjamin G. Wolff	166,666	166,666	2.25	4/1/14	83,333	(1)	$1,999,992
	83,333	250,000	6.00	12/15/14	—		—
	0	133,333	15.00	1/26/16	—		—
	0	333,333	18.00	8/30/16	—		—
	0	120,000	18.00	9/14/16	—		—
John A. Butler	75,000	225,000	12.00	3/31/15	—		—
	0	50,000	15.00	1/26/16	—		—
	0	33,333	18.00	8/30/16	—		—
	0	52,500	18.00	9/15/16	—		—
Perry S. Satterlee	166,666	166,666	$6.00	6/28/14	—		—
	0	133,333	15.00	1/26/06	—		—
	0	70,000	18.00	9/15/06	—		—
R. Gerard Salemme	312,500	104,167	2.25	11/26/13	—		—
	62,500	187,500	6.00	12/15/14	—		—
	0	66,666	15.00	1/26/16	—		—
	0	83,333	18.00	8/30/16	—		—
	0	110,000	18.00	9/14/06	—		—
Nicolas Kauser	250,000	83,333	2.25	11/26/13	—		—
	83,333	250,000	6.00	12/15/14	—		—
	0	66,666	15.00	1/26/16	—		—
	0	110,000	18.00	9/15/16	—		—

(1)	Represents restricted stock per Stock Grant Agreement dated April 17, 2006.

(2)	Assumes a price per share of our common stock of $24.00 per share, which represents the midpoint of the range set forth on the cover of this prospectus.

Option Exercises and Stock Vested

There have been no exercise of stock options, SARs or similar instruments, or vesting of stock, restricted stock, restricted stock units or similar instruments, by our named executive officers during the last fiscal year.

Pension Benefits

None of our named executives participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which will be comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Director Compensation

We currently have three independent directors that qualify for compensation. Independent directors receive an initial stock option grant and follow-on annual stock option grants. In addition, independent directors receive annual cash compensation, plus additional cash compensation, usually $1,000 per meeting, for meetings attended in person, and reimbursement of actual out-of-pocket expenses. Compensation is paid out approximately two to three times a year, depending on the amount of meetings being held. Directors can choose to be compensated in stock in lieu of cash. If they choose stock, it is issued at the current fair market value at the time of issuance.

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2005 and a summary of what we have paid directors for 2006 as of December 31, 2006,

		Fees
		Earned or	Stock		Option
		Paid in Cash	Awards		Awards		Total
Name	Year	($)	($)		($)		($)
David Perlmutter	2006	—	—		—		—
	2005	—	—		—		—
Arvind Sodhani	2006	—	—		—		—
	2005	—	—		—		—
Richard P. Emerson	2006	—	2,502	(1)	—		2,502
	2005	2,500	14,000	(2)	17,550	(3)	34,050
Michael J. Sabia	2006	—	—		—		—
	2005	—	—		—		—
Stuart M. Sloan	2006	—	2,502	(4)	—		2,502
	2005	—	16,000	(5)	17,550	(6)	33,550
Peter L. S. Currie	2006	—	2,502	(7)	199,000	(8)	201,502
	2005	—	2,500	(9)	33,175	(10)	35,675

(1)	Mr. Emerson was entitled to cash compensation in the amount of $2,500 for his attendance at board meetings. Mr. Emerson elected to receive 139 shares of Class A common stock at a per share price of $18.00 per share in lieu of such cash compensation.

(2)	Mr. Emerson was entitled to cash compensation in the amount of $14,000 for his attendance at board meetings. Mr. Emerson elected to receive 933 shares of Class A common stock at a price of $15.00 per share in lieu of such cash compensation.

(3)	Represents an initial grant of options to purchase shares of Class A common stock upon joining the board of directors.

(4)	Mr. Sloan was entitled to cash compensation of $2,500 for his attendance at board and committee meetings. Mr. Sloan elected to receive 139 shares of Class A common stock at a price of $18.00 per share in lieu of such cash compensation.

(5)	Mr. Sloan was entitled to total cash compensation of $16,000 for his attendance at board and committee meetings. Mr. Sloan elected to receive 208 shares of Class A common stock at a price of $12.00 per share and 900 shares of Class A common stock at a price of $15.00 per share in lieu of such cash compensation.

(6)	Mr. Sloan received options to purchase 5,000 shares of our Class A common stock at an exercise price of $15.00 per share as director compensation in 2005.

(7)	Mr. Currie was entitled to cash compensation in the amount of $2,500 for attendance at board meetings. Mr. Currie elected to receive 139 shares of Class A common stock at a per share price of $18.00 per share in lieu of such cash compensation.

(8)	Mr. Currie received options to purchase 16,666 shares of our Class A common stock at an exercise price of $18.00 per share as director compensation in 2006.

(9)	Mr. Currie was entitled to cash compensation in the amount of $2,500 for attendance at board meetings. Mr. Currie elected to receive 166 shares of Class A common stock at a per share price of $15.00 per share in lieu of such cash compensation.

(10)	Mr. Currie received options to purchase 9,166 shares of our Class A common stock for director compensation in 2005, at an exercise price of $15.00 per share.

Potential Payments Upon Termination or Change in Control

Pursuant to his letter agreement dated April 27, 2004, if Mr. Salemme is terminated without cause (whether through constructive termination or otherwise), we must make a lump-sum severance payment to him in an amount equal to six (6) months of his salary. Pursuant to a letter agreement dated April 1, 2004, if Mr. Wolff is terminated without cause (whether through constructive termination or otherwise), we must make a lump-sum severance payment to him in an amount equal to his annual salary. We have a verbal agreement with Mr. Butler to make a lump-sum severance payment to him equal to his annual salary if his employment is terminated. Pursuant to Mr. Satterlee’s employment agreement, if we terminate Mr. Satterlee’s employment without cause, we will pay Mr. Satterlee a lump sum payment in the amount of his annual base salary plus an amount equal to the most recent annual bonus payment he received. Assuming the employment of our executive officers were to be terminated without cause (whether through constructive termination or otherwise) on December 31, 2006, the following individuals would be entitled to payments in the amounts set forth opposite their name in the below table.

Cash Severance

Benjamin G. Wolff	$364,000
John A. Butler	310,000
Perry S. Satterlee	724,850
R. Gerard Salemme	161,710

We are not obligated to make any cash payment to these executives if their employment is terminated by us for cause or by the executive without cause, or to any other executive officer on the termination of employment for any reason. In addition, we do not provide any medical continuation or death or disability benefits for any of our executive officers that are not also available to our employees.

In addition, Messrs. McCaw, Wolff, Butler, Satterlee, Salemme and Kauser hold options that would vest upon any change in control. We are not obligated to make any other payment on a change of control. Assuming a change in control were to take place on December 31, 2006, the following individuals would be entitled to change in control payments in the amounts set forth opposite their name:

Value of Accelerated Equity
and Performance Awards(1)

Craig O. McCaw	$22,500,000
Benjamin G. Wolff	$12,044,981
Perry S. Satterlee	$4,619,985
John A. Butler	$3,664,998
R. Gerard Salemme	$7,400,624
Nicolas Kauser	$7,572,487

(1)	Assumes a price for our common stock of $24.00 per share, which represents the midpoint of the range set forth on the cover of this prospectus less the applicable option exercise price.

Employee Benefit Plans

Our employees, including our executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); benefit advocacy counseling; a 401(k) plan; and paid time off.

401(k) Plan

Until July 1, 2004, we offered a 401(k) Plan to eligible employees as part of a 401(k) Plan administered by ERH. Under the plan, employees were eligible for matching contributions after six months of service for 100% of the employees’ contributions, up to 5% of total employee compensation. There were no matching contributions by us in 2004. The employees on this plan transferred into our 401(k) plan in 2005.

After July 1, 2004, our eligible employees have been offered the right to participate in a 401(k) Plan we assumed after our acquisition of NextNet. To date, we have not made any matching contributions under our plan. Effective January 1, 2007, we will match 50% of employees’ contributions, up to 3% of total employee compensation. These contributions will vest over a three year period commencing on the employees’ hire dates.

We also acquired CTI’s 401(k) Plan in November 2003. We intend to terminate this plan in early 2007. Upon termination of the plan, the funds for prior CTI employees will be transferred to our 401(k) plan or disbursed to the participants.

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws allow us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. It also contains provisions that provide for the indemnification of directors of the company for third party actions and actions by or in the right of the company that mirror Section 145 of the Delaware General Corporation Law.

In addition, the Company’s certificate of incorporation states that it shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the corporation would have the power to indemnify such person against such liability under the Delaware General Corporate Law. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

The following table shows information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of December 31, 2006 (after giving effect to a one for three reverse stock split that will become effective prior to the closing of this offering) and shows the number of and percentage owned by:

•	each person who is known by us to own beneficially more than 5% of our Class A common stock and Class B common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

Except as indicated in the footnotes to this table (i) each person has sole voting and investment power with respect to all shares attributable to such person and (ii) each person’s address is c/o Clearwire Corporation, 5808 Lake Washington Boulevard NE, Suite 300, Kirkland, Washington 98033 unless otherwise indicated.

	Shares Beneficially Owned					Shares Beneficially Owned
	Prior to this Offering					After this Offering
	Class A(1)%		Class B	%	% Voting	Class A	%	Class B	%	% Voting

5% Stockholders:
Eagle River Holdings, LLC(2)	36,911,291	28.6	18,690,953	65.4	51.6	36,911,291	24.8	18,690,953	65.4	49.2
Intel Corporation(3)	36,759,999	30.8	9,905,732	34.6	31.8	36,759,999	26.4	9,905,732	34.6	30.3
Motorola, Inc.(4)	16,666,666	15.2	—	*	4.2	16,666,666	12.9	—	*	4.0
Bell Canada(5)	12,989,039	11.9	—	*	3.3	12,989,039	10.0	—	*	3.1
OB Wireless LLC(6)	7,000,000	6.4	—	*	1.8	7,000,000	5.4	—	*	1.7
Named Executive Officers and Directors:
Craig O. McCaw(7)	37,856,290	29.2	18,690,953	65.4	51.7	37,856,290	25.3	18,690,953	65.4	49.2
R. Gerard Salemme(8)	454,166	*	—	*	*	454,166	*	—	*	*
Nicolas Kauser(9)	433,332	*	—	*	*	433,332	*	—	*	*
Stuart M. Sloan(10)	274,537	*	—	*	*	274,537	*	—	*	*
Peter L. S. Currie(11)	269,263	*	—	*	*	269,263	*	—	*	*
David Perlmutter(12)	—	*	—	*	*	—	*	—	*	*
Arvind Sodhani(13)	36,759,999	30.8	9,905,732	34.6	31.8	36,759,999	26.3	9,905,732	34.6	30.3
Richard Emerson(14)	92,529	*	—	*	*	92,529	*	—	*	*
Michael J. Sabia(15)	12,989,039	11.9	—	*	3.3	12,989,039	10.0	—	*	3.1
Benjamin G. Wolff(16)	37,361,289	28.9	18,690,953	65.4	51.7	37,361,289	25.0	18,690,953	65.4	49.2
Perry S. Satterlee(17)	533,332	*	—	*	*	533,332	*	—	*	*
John A. Butler(18)	87,500	*	—	*	*	87,500	*	—	*	*
All directors and executive officers as a group (13 persons)	90,222,068	65.4	28,596,685	100.0	87.0	90,222,068	57.1	28,596,685	100.0	82.9
_ _

*	Less than one percent.

(1)	Shares of Class A common stock beneficially owned and the respective percentages of beneficial ownership of Class A common stock assumes the exercise or conversion of all shares of Class B common stock beneficially owned by such person or entity and all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of December 31, 2006. Shares issuable pursuant to the conversion of Class B common stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B common stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A common stock beneficially owned prior to this offering is based on 109,325,236 shares of Class A common stock outstanding as of December 31, 2006. The respective percentages of footnotes continued on the following page

beneficial ownership of Class A common stock beneficially owned after this offering is based on 129,325,236 shares of Class A common stock outstanding after this offering and assumes no-exercise of the underwriters’ over-allotment option.

(2)	Includes 17,232,005 shares of common stock, 18,690,953 shares of Class B common stock, 375,000 shares of common stock issuable on exercise of warrants and 613,333 shares of common stock issuable upon exercise of warrants which will become exercisable upon the completion of this offering. Eagle River Holdings, LLC may be deemed to beneficially own 23,427,601 shares of common stock and 9,905,732 shares of Class B common stock beneficially owned by Intel Capital 3,333,333 shares of common stock beneficially owned by Intel Capital (Cayman) Corporation and 93,333 shares of common stock issuable upon exercise of warrants beneficially owned by Middlefield Ventures, Inc., a wholly-owned, subsidiary of Intel Corporation, pursuant to a voting agreement among ERH, Intel Capital and Intel Capital (Cayman) Corporation regarding the election of directors. Eagle River Holdings, LLC is controlled by Mr. McCaw. The manager of Eagle River Holdings, LLC is Eagle River, Inc., an entity controlled by and wholly-owned by Mr. McCaw. The address of such stockholder is 2300 Carillon Point, Kirkland, Washington 98033.

(3)	Includes 3,333,333 shares of common stock issued to Intel Capital Corporation and 23,427,601 shares of common stock and 9,905,732 shares of Class B common stock issued to Intel Capital, a subsidiary of Intel Corporation and 93,333 shares of common stock issuable upon exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel Corporation, which will become exercisable upon the completion of this offering. Intel Corporation and Intel Capital may be deemed to beneficially own 17,232,005 shares of common stock and 18,690,953 shares of Class B common stock beneficially owned by Eagle River Holdings, LLC, 375,000 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC, and 613,333 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC which will become exercisable upon the completion of this offering. Intel Capital (Cayman) Corporation, Intel Capital and Eagle River Holdings, LLC are parties to a voting agreement under which such stockholders and their affiliates share the ability to elect a majority of our directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by ERH. The address of such stockholder is 2200 Mission College Blvd., RN6-46, Santa Clara, CA 95052.

(4)	The address of such stockholder is 1303 E. Algonquin Road, Schaumburg, Illinois 60196.

(5)	The address of such stockholder is 100 de la Gauchetiere West, Suite 3700, Montreal, Quebec, Canada.

(6)	The stockholder is controlled by John E. McCaw, Jr., who is a brother of Craig O. McCaw. The address of such stockholder is 1301 First Avenue, Suite 200, Seattle, Washington 98065.

(7)	Includes options to purchase 833,333 shares of common stock, 111,666 shares of common stock held by CWCI LLC, an entity wholly-owned by Mr. McCaw, and 17,232,005 shares of common stock and 18,690,953 shares of Class B common stock issued to Eagle River Holdings, LLC, 375,000 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC and 613,333 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC. which will become exercisable upon completing the offering, Mr. McCaw owns all of the voting membership interests in Eagle River Holdings, LLC and also controls and wholly-owns Eagle River, Inc., the manager of Eagle River Holdings, LLC. Mr. McCaw may be deemed to beneficially own 23,427,601 shares of common stock and 9,905,732 shares of Class B common stock issued to Intel Capital, a subsidiary of Intel Capital (Cayman) Corporation, and 3,333,333 shares of common stock issued to Intel Capital Corporation, pursuant to a voting agreement among ERH, Intel Capital and Intel Capital (Cayman) Corporation regarding the election of directors. Does not include 93,333 shares of common stock issuable upon exercise of warrants issued to Middlefield Ventures, an affiliate of Intel which will become exercisable upon the completion of this offering.

(8)	Includes options to purchase 454,166 shares of common stock.

(9)	Includes options to purchase 433,332 shares of common stock.

(10)	Includes options to purchase 6,041 shares of common stock. Includes 266,666 shares of common stock issued in the name of SMS Trust. Mr. Sloan is the Trustee of SMS Trust.

(11)	Includes options to purchase 2,291 shares of common stock.

(12)	The address of such stockholder is 2200 Mission College Blvd., Santa Clara, CA 95052.

(13)	Includes 3,333,333 shares of common stock issued to Intel Capital Corporation, 23,427,601 shares of common stock and 9,905,732 shares of Class B common stock issued to Intel Capital, and 93,333 shares of common stock issuable upon exercise of warrants owned by Middlefield Ventures Inc., which will become exercisable upon completion of this offering. Mr. Sodhani is the President of Intel Capital (Cayman) Corporation and Intel Capital. Mr. Sodhani disclaims beneficial ownership of the shares of common stock held by Intel Capital Corporation, the shares of common stock and Class B common stock held by Intel Capital, and the shares of common stock issuable upon exercise of the warrants issued to Middlefield Ventures, Inc., except to the extent of his pecuniary interest therein. Mr. Sodhani, as the President of Intel Capital (Cayman) Corporation, Intel Capital and Middlefield Ventures, Inc., and may be deemed to beneficially own 17,232,005 shares of common stock and 18,690,953 shares of Class B common stock beneficially owned by Eagle River Holdings, LLC, 375,000 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC, and 613,333 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC which will become exercisable upon the completion of this offering. Intel Capital (Cayman) Corporation, Intel Capital and Eagle River Holdings, LLC are parties to a voting agreement under which such stockholders and their affiliates share the ability to elect a majority of our directors. The stockholder disclaims beneficial ownership of the shares of capital stock held by ERH. The address of such stockholder is 2200 Mission College Blvd., RN6-46, Santa Clara, CA 95052.

(14)	Includes options to purchase 6,874 shares of common stock.

(15)	Includes 12,989,039 shares of common stock held by Bell Canada. Mr. Sabia is the Chief Executive Officer of Bell Canada. The address of such stockholder is c/o Bell Canada, 1000 de la Gauchetiere Street West, Suite 3700, Montreal, Quebec, Canada.

(16)	Includes options to purchase 366,665 shares of common stock and 83,333 shares of common stock granted in the form of restricted stock on April 17, 2006 held directly, and 17,232,005 shares of common stock, 375,000 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC, 613,333 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC which will become exercisable upon the completion of this offering, and 18,690,953 shares of Class B common stock held by Eagle River Holdings, LLC. Mr. Wolff is the President of Eagle River Holdings, LLC and Eagle River, Inc., the manager of Eagle River Holdings, LLC. Mr. Wolff may be deemed to beneficially own 23,427,601 shares of common stock and 9,905,732 shares of Class B common stock issued to Intel Capital, a subsidiary of Intel Capital (Cayman) Corporation, and 3,333,333 shares of common stock issued to Intel Capital (Cayman) Corporation pursuant to a voting agreement among ERH, Intel Capital and Intel Capital (Cayman) Corporation regarding the election of directors. Does not include 93,333 shares of common stock issuable upon exercise of warrants issued to Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, which will become exercisable upon the completion of this offering.

(17)	Includes options to purchase 200,000 shares of common stock. Includes 50,000 shares of common stock issued in the name of PSS-MSS Limited Partnership. Mr. Satterlee is the General Partner of PSS-MSS Limited Partnership.

(18)	Includes options to purchase 87,500 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Approval of Related Person Transactions

We submit all transactions involving a commitment of $5 million or more that we contemplate entering into, including related person transactions, to the board of directors for approval. Each of the related party transactions listed below that were submitted to our board were approved by a disinterested majority of our board of directors after full disclosure of the interest of the related party in the transaction.

Stockholders Agreement

We and certain of our stockholders, including, without limitation, ERH, Bell Canada, Hispanic Information and Telecommunications Network, Inc., or HITN, ITFS Spectrum Advisors, LLC, or ITFS Advisors, Clearwire Holdings, Inc., or CHI, Intel Capital and Motorola are a party to our stockholders agreement. The stockholders agreement restricts transfer of our capital stock and conveys other rights, obligations and limitations upon us and the stockholders who are party to that agreement. The stockholders agreement will terminate upon the consummation of this offering.

Registration Rights Agreements

We entered into a registration rights agreement with ERH, HITN and CHI on November 13, 2003. We granted registration rights to certain other stockholders in a separate registration rights agreement dated March 16, 2004. Each of these agreements grants “piggyback” registration rights with respect to our Class A common stock, including our Class A common stock issuable upon conversion of our Class B common stock, as applicable, subject to standard cutback provisions imposed by underwriters, and rights to require us to effect Form S-3 registrations. These rights are exercisable immediately after the consummation of this offering, subject to the expiration of the lock-up arrangements described elsewhere in this prospectus.

Additionally, we granted registration rights to the holders of the warrants issued in conjunction with our senior secured notes due 2010 under a registration rights agreement dated August 5, 2005. Under this registration rights agreement, not later than 120 days after the effectiveness of the registration statement of which this prospectus constitutes a part, we must file a resale registration statement on Form S-1 registering the resale of shares of Class A common stock issuable upon the exercise of the warrants. We must cause the Form S-1 resale registration statement to be declared effective within 180 days following the effectiveness of the registration statement of which this prospectus forms a part, and thereafter we must maintain that registration statement in effect (subject to certain suspension periods) for at least two years. If we fail to meet our obligations to file, make effective and maintain that registration statement we will be required to pay to each affected warrant holder an amount in cash equal to 2% of the purchase price of such holder’s warrants. In the event that we fail to make such payments in a timely manner the payments will bear interest at a rate of 1% per month until paid in full. This registration rights agreement also provides for incidental registration rights in connection with follow-on offerings, other than issuances pursuant to a business combination transaction or employee benefit plan.

Each registration rights agreement allows us to continue to grant registration rights to other investors, some of which may be superior to the rights already granted. Each of our existing registration rights agreements provides that we are responsible for paying the costs and expenses of registration other than underwriter discounts, commissions and transfer taxes. Parties to each of these agreements may transfer their registration rights under certain circumstances, including to family members and other affiliates, in connection with a bona fide pledge for a secured loan, and in private transfers to accredited investors.

Each of these registration rights agreements provides that, in connection with an underwritten public offering, and subject to certain limitations, the underwriters may reduce the number of shares that may be included by registration rights holders.

Investor Rights Agreement

We, Intel Capital and Motorola are party to an investor rights agreement dated August 29, 2006, that provides Motorola and Intel Capital additional rights to those granted to the stockholders under the registration rights agreements and stockholder agreement. Among the rights granted to Intel Capital and Motorola are:

•	demand registration rights, pursuant to which, six months after the effectiveness of the registration statement of which this prospectus constitutes a part, each of Intel Capital and Motorola have the right to effect one demand registration of our Class A common stock, including our Class A common stock issuable upon conversion of our Class B common stock, held by them at the time of such demand;

•	“piggyback” registration rights with respect to our Class A common stock, including our Class A common stock issuable upon conversion of our Class B common stock, as applicable, subject to standard cutback provisions imposed by underwriters; and

•	the right to demand that we effect a registration with respect to all or a part of their securities upon us becoming eligible to file on Form S-3. Unlike in our registration rights agreement, there is no 90 day waiting period for such demand.

Voting Agreement

We, ERH, Intel Capital and Intel Capital (Cayman) Corporation are party to a voting agreement dated August 29, 2006. Under the voting agreement the parties have agreed that ERH, Intel Capital and any person or entity to whom ERH or Intel Capital transfers their respective shares of capital stock, and any person or entity to whom we issue and sell shares of Class B common stock, or securities convertible into or exchangeable for Class B common stock, must vote its shares in any election of our directors as may be necessary to elect as director or directors two individuals designated by Intel Capital so long as Intel Capital and Intel Capital (Cayman) Corporation, and their respective affiliates, hold at least 15% of our outstanding stock, one individual designated by Intel Capital so long as Intel Capital and Intel Capital (Cayman) Corporation, and their respective affiliates, hold at least 7.5% but less than 15% of our outstanding capital stock, and four individuals designated by ERH. ERH’s right to cause Intel to vote its shares in favor of four individuals designated by ERH is not subject to any minimum share ownership requirement, which means that ERH will retain these rights even if it no longer owns any shares of our capital stock.

Relationships Among Certain Stockholders, Directors and Officers

As of December 31, 2006, ERH held approximately 26% of our outstanding capital stock, including 65% of our outstanding Class B common stock and approximately 16% of our outstanding Class A common stock. As of September 30, 2006, ERH held $23.0 million in principal amount of senior secured notes and warrants to purchase 613,333 shares of Class A common stock which were purchased under the senior note and warrant offering. Please refer to the section entitled Description of Indebtedness for more information. ERH held 3.7% of our senior secured notes as of September 30, 2006 and 18.4% as of December 31, 2005. ERH earned accrued interest relating to our senior secured notes in the amount of $3.2 million for the nine months ended September 30, 2006 and $3.1 million for the year ended December 31, 2005. ERH received $2.5 million for deemed interest in February 2006. Eagle River, Inc., or ERI, is the manager of ERH. Each entity is controlled by Mr. McCaw. Because of the disproportionate voting power of our Class B common stock following this offering, ERH directly, and Mr. McCaw indirectly, will hold capital stock that represents approximately 79% of our combined voting power and no exercise of the underwriters’ over-allotment option. Mr. McCaw and his affiliates have significant investments in ICO and AboveNet, Inc., each of which may compete with us currently or in the future.

In addition to serving as officers and directors for us and our affiliates, each of Messrs. Salemme, Wolff and Kauser provides services to ERI, ERH and their affiliates, for which they are compensated by ERI. ERI, ERH and their affiliates do not compensate Messrs. Salemme, Wolff or Kauser for their efforts on our behalf. ERI, ERH and their affiliates do compensate Messrs. Salemme, Wolff and Kauser for their efforts on behalf of ERI, ERH and their affiliates as they relate to investment and business activities unrelated to us. In recent years, this compensation has been substantial, and consists of a variable combination of salary, bonuses and distribution of profits. A material portion of this compensation is directly related to the success of the ERI and its affiliates other than us. Such compensation is in addition to the compensation paid to such individuals by us, except for Mr. McCaw whom we do not directly compensate other than certain grants of stock options.

Mr. Wolff, our Chief Executive Officer, was a partner at Davis Wright Tremaine LLP until April 2004. Mr. Wolff’s spouse is currently a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to us since our formation, and continues to provide legal services to us, including in connection with this offering.

Middlefield Ventures, Inc., a wholly-owned subsidiary of Intel, held 0.5% of our senior secured notes and warrants to purchase 93,333 shares of our Class A common stock as of September 30, 2006.

Investment Agreements with Intel Capital

Common Stock Purchase Agreement

We are party to a common stock purchase agreement with Intel Capital dated June 28, 2006. Pursuant to the common stock purchase agreement, on August 29, 2006, Intel Capital purchased 23,427,601 shares of our Class A common stock and 9,905,732 shares of our Class B common stock, at a price of $18.00 per share for an aggregate purchase price of $600.0 million. We also committed to use not less than $200.0 million of these proceeds for capital and operational expenditures associated with the deployment and operation of a mobile WiMAX network in the United States, which may include expenditures for spectrum acquisitions and leases, site acquisition, network construction and mobile WiMAX network infrastructure and subscriber equipment. The agreement also contains certain anti-dilution provisions which will terminate upon the closing of this offering. As of December 31, 2006, Intel Capital held of record approximately 21% of our outstanding Class A common stock and approximately 35% of our outstanding Class B common stock.

Side Agreement with Intel Capital

We are party to an agreement with Intel Capital dated August 29, 2006, that provides Intel Capital and its affiliates with additional rights to those granted under our stockholders agreement and registration rights agreement. Among the rights granted to Intel Capital and its affiliates are:

•	so long as Intel Capital and its affiliates beneficially own at least 5% of our issued and outstanding capital stock, and if Intel Capital no longer has a right to designate and nominate a director pursuant to the voting agreement described above, a representative of Intel shall have the right to attend and observe all meetings of our board of directors subject to certain limitations; and

•	entitled to preemptive rights in addition to those rights granted to the stockholders pursuant to our stockholders agreement. In connection with each issuance of new shares and upon the expiration of the period to exercise any preemptive rights with respect to any such issuance, we must make an offering to Intel Capital and its affiliates of any new shares not purchased by (i) the eligible stockholders pursuant to our stockholders agreement, (ii) Bell Canada or ERH pursuant to the agreement dated as of March 16, 2005, among the Company, Eagle River, and Bell Canada or (iii) Motorola pursuant to the side agreement with Motorola dated August 29, 2006. These preemptive rights will terminate upon the closing of this offering.

Mobile WiMAX Network Collaboration Agreement

We entered into a mobile WiMAX network collaboration agreement with Intel on June 28, 2006. Pursuant to the collaboration agreement, we and Intel established a strategic collaboration through which we agreed to use commercially reasonable efforts to develop and deploy a mobile WiMAX networks in the United States, and Intel agreed to develop and market certain integrated circuits, modules and other platforms for use in certain computer notebooks, ultramobile PCs and other mobile computing devices that would enable these devices to connect to our mobile WiMAX networks.

Under the collaboration agreement, we and Intel will also work together to develop, deploy and market a co-branded mobile WiMAX service offering in the United States, to be available only on our network, which will target users of certain WiMAX enabled notebook computers, ultramobile PCs, and other mobile computing devices containing Intel microprocessors. Both of the parties are obligated to contribute to the development, promotion and marketing of this service, with Intel committing to spend a specific amount on the marketing of the service and/or mobile WiMAX enabled devices as we achieve certain network deployment milestones.

As part of the collaboration, Intel also committed to help ensure the commercial availability of subscriber devices, including Intel mobile computing devices and residential gateway modems, compatible with our planned mobile WiMAX networks from multiple vendors within certain specified time frames. We agreed to pay the distribution channel, including OEMs and retailers, certain marketing incentives to promote activation of our mobile WiMAX service.

We have agreed to share with Intel the revenues received from subscribers using Intel mobile computing devices on our domestic mobile WiMAX network. Intel also will receive a one time fixed payment for each new Intel mobile computing device activated on our domestic mobile WiMAX network once we have successfully achieved substantial coverage of our mobile WiMAX network across the United States. The one time activation payments will terminate upon the expiration of a defined time period and upon certain other conditions. In addition, provided that mobile WiMAX technology meets certain performance criteria, our ability to launch non-WiMAX broadband or data services in the United States and internationally is restricted until we have met certain requirements.

The mobile WiMAX network collaboration agreement will remain in effect until June 28, 2013 unless otherwise terminated by the parties pursuant to the agreement. In the event that net subscriber activations of Intel mobile computing devices do not meet certain levels by 2011, Intel will have the right to terminate the agreement upon three months advance written notice.

Investment Agreements with Motorola

Stock Purchase and Subscription Agreement with Motorola

We and Motorola are party to a stock purchase agreement dated June 30, 2006, pursuant to which Motorola purchased all of the outstanding shares of NextNet from us for a total purchase price of $50 million on August 29, 2006. Under the stock purchase agreement we have agreed to help transition the business and ownership of NextNet after the closing date in a manner that minimizes any disruption to the operation of the business of NextNet following the closing which occurred on August 29, 2006.

Simultaneous with our entry into the stock purchase agreement we entered into a subscription agreement with Motorola, pursuant to which Motorola purchased 16,666,666 shares of our Class A common stock at a per share price of $18.00 per share for an aggregate purchase price of $300 million. As of December 31, 2006, Motorola owned approximately 15% of our outstanding Class A common stock.

Side Agreement

We are party to an agreement with Motorola dated August 29, 2006 that provides Motorola with additional rights to those granted under the stockholders agreement and investor rights agreement. Among the rights granted to Motorola are:

•	if at any time after the date of the subscription agreement between us and Motorola described below and prior to the closing of this offering or May 29, 2007, whichever is earlier, we sell or issue or agree to sell or issue common stock (or securities convertible into or exchangeable for common stock) to any person for consideration less than $18.00 per share, we must issue to

Motorola for no consideration a number of shares of our Class A common stock necessary to prevent any dilution of Motorola’s interest in us;

•	a right of first refusal with respect to sales of our securities by any entity owned by Mr. McCaw to competitors of Motorola;

•	an additional preemptive rights in addition to those rights granted to the stockholders pursuant to the stockholders agreement. In connection with each issuance of new shares and upon the expiration of the period to exercise any preemptive rights with respect to any such issuance we must make an offering to Motorola and its affiliates of any new shares not purchased by (i) the eligible stockholders pursuant to our stockholders agreement, (ii) Bell Canada or ERH pursuant to the agreement dated as of March 16, 2005, among the Company, Eagle River, and Bell Canada, or (iii) Intel pursuant to the side agreement with Intel dated August 29, 2006. These preemptive rights will terminate upon the closing of this offering;

•	“Most Favored Nations” status, pursuant to which, in connection with an investment in us by any entity (i) made substantially concurrent with the purchase by Motorola or (ii) as of the date of such investment, of a size substantially similar to or less than the purchase by Motorola, rights or privileges more favorable, or obligations less burdensome, than those received by, or imposed upon, Motorola in the amended and restated stockholders agreement, registration rights agreement or the agreement between us and Motorola described above, Motorola has the option to either retain the set of rights, privileges and obligations it receives pursuant to those agreements, or to forego such rights, privileges and obligations in exchange for the rights, privileges and obligations provided to such other entity in connection with such entity’s investment; and

•	a right to have an observer attend our board meetings.

These provisions will terminate upon the closing of this offering.

Commercial Agreements with Motorola

Wireless Broadband System Infrastructure Agreement

We entered into a wireless broadband system infrastructure agreement with Motorola dated August 29, 2006. Under the infrastructure agreement Motorola has agreed to supply us with various infrastructure products and products for our current Expedience system and future mobile WiMAX networks. The prices we will pay for these products are capped in the agreement, and Motorola has agreed to use commercially reasonable efforts to reduce these prices during the term. The agreement requires us to purchase certain types of network infrastructure products exclusively from Motorola for a period of five years, and then 51% of such equipment for the remainder of the term of the agreement, subject to certain exceptions. Prior to August 29, 2008, we must purchase at least a total of $150.0 million in infrastructure products under this agreement and subscriber products under the wireless broadband CPE supply agreement described below from Motorola. If we decide to resell mobile WiMAX handsets, we will be required to purchase from Motorola at least 25% of any WiMAX subscriber handsets that we resell to our customers, so long as the capabilities and costs of such handsets are equal to comparable products offered by competitors. This agreement will expire on August 29, 2014, but is subject to automatic renewal for subsequent one year terms unless terminated by either of the parties. As of September 30, 2006, we had not made any payments to Motorola under the infrastructure agreement.

The wireless broadband system infrastructure agreement will terminate eight years after the effective date. However, unless 120 days written notice is given by one of the parties that it wishes to terminate the agreement after eight years, the agreement will renew for successive one year terms thereafter.

Wireless Broadband CPE Supply Agreement

We and Motorola are also party to a wireless broadband CPE supply agreement dated August 29, 2006. Under the supply agreement, we have agreed to purchase certain wireless broadband subscriber products, support, accessories and related equipment from Motorola. The prices we will pay for these products are capped in the agreement, and Motorola has agreed to use commercially reasonable efforts to reduce these prices during the term. The agreement requires us to purchase all modems and PC Cards we provide to our subscribers from Motorola for a period of five years, and 51% for the remainder of the term of the agreement, subject to certain exceptions. This agreement will expire on August 29, 2014, but is subject to automatic renewal for subsequent one year terms unless terminated by either of the parties. As of September 30, 2006, we had not made any payments to Motorola under the supply agreement.

Wireless Broadband System Services Agreement with Motorola

We entered into a wireless broadband system services agreement with Motorola on August 29, 2006. Under the services agreement, we may purchase certain services from Motorola. These services include, but are not limited to, planning and design of our network, including capacity and coverage considerations, site selection, installation and commissioning of Motorola network elements, integration of our network elements into the Motorola network, acceptance testing of the Clearwire network, program management and project administration, billing integration and security monitoring and management. As of September 30, 2006, we have not made any payments to Motorola under the services agreement.

The wireless broadband system services agreement will terminate eight years after the effective date. However, unless 120 days written notice is given by one of the parties that it wishes to terminate the agreement after eight years, the agreement will renew for successive one year terms thereafter.

Advisory Services Agreement

We were party to an advisory services agreement dated November 13, 2003, with ERI, which is wholly-owned by Mr. McCaw. The parties terminated this agreement effective January 31, 2007. Under this agreement, ERI had provided us with advisory and consulting services for our businesses in the United States and our international markets, including without limitation, advice regarding the development, ownership and operation of communications services, long-range planning and strategy for our development and growth and dealings with federal, state and local regulatory authorities. In exchange for these services, we paid ERI an annual advisory fee of $800,000 and reimbursed ERI for any out-of-pocket expenses incurred by ERI on our behalf. Expenses under the advisory services agreement incurred during fiscal years ended December 31, 2003, 2004, 2005 and for the nine months ended September 30, 2006 amounted to $341,000, $125,000, $296,000 and $679,000 respectively. For the nine months ended September 30, 2006, the expenses reimbursed to ERI primarily related to $578,000 for airplane and related fees as well as other reimbursements for lodging and consulting costs. The annual advisory fee also covered certain overhead expenses incurred by ERI on our behalf, including expenses related to support services, technical services personnel, administrative support and office space for Messrs. McCaw, Wolff and Kauser and their administrative assistants. In 2003, 2004, 2005 and for the nine months ended September 30, 2006 we paid ERI fees of $107,000, $800,000, $800,000 and $600,000, respectively, pursuant to the advisory services agreement. Additionally, in connection with this agreement, we issued ERH warrants to purchase 375,000 shares of our common stock at an exercise price of $3.00 per share in 2003. The warrants are held by ERH and expire on November 13, 2013. As the sole owner of ERI, Mr. McCaw had an interest in all amounts paid by us to ERI. Except for compensation indirectly resulting from fees received by ERI under the advisory services agreement and except certain stock option grants, we had not previously directly compensated Mr. McCaw for his services. However, for 2007, we expect to pay Mr. McCaw $300,000 for his services as our Chairman, and we expect to continue to reimburse Mr. McCaw for out of pocket expenses he incurs on our behalf.

Agreement with Bell Canada

We, ERH and Bell Canada are parties to an agreement dated March 16, 2005 that provides Bell Canada with additional rights to those granted under the stockholders agreement and registration rights agreement. Among the rights granted to Bell Canada are:

•	the then current Chief Executive Officer of BCE Inc., the parent company of Bell Canada, is to be nominated for election to our board of directors until the earliest to occur of the date that (i) Bell Canada and its affiliates cease to own in the aggregate at least 5% of our total outstanding voting shares, (ii) Bell Canada and its affiliates cease to own in the aggregate at least 4,166,666 shares of our common stock, or (iii) any of our competitors acquires control of Bell Canada or BCE Inc. The Chief Executive Officer of Bell Canada, Mr. Sabia, currently is a member of our board of directors in accordance with this provision;

•	subject to certain exceptions and adjustments, Bell Canada is entitled to receive additional shares of common stock for no consideration if we sell new shares at a price less than $12.00 per share. These rights terminated on August 29, 2006;

•	until such time as Bell Canada and its affiliates hold less than 4,166,666 shares of common stock, we cannot sell any securities to certain Canadian competitors of Bell Canada other than in a public offering; and

•	if we terminate or commit certain breaches or defaults under our master supply agreement with Bell Canada or BCE Nexxia Corporation, or if certain providers of VoIP services acquire a majority of the outstanding voting power of us or ERH, then we, ERH, Mr. McCaw, FFW and certain affiliates cannot enforce certain transfer restrictions and other rights under the stockholders agreement against Bell Canada and its affiliates. These rights will terminate upon the closing of this offering.

Master Supply Agreement with Bell Canada and BCE Nexxia Corporation

We and Clearwire LLC, our wholly-owned subsidiary now known as Clearwire US LLC, are parties to a master supply agreement dated March 16, 2005 with Bell Canada and BCE Nexxia Corporation, or BCE Nexxia, an affiliate of Bell Canada. Under the master supply agreement, Bell Canada and BCE Nexxia will provide or arrange for the provision of hardware, software, procurement services, management services and other components necessary for us to provide VoIP telephony services to our subscribers in the United States and will provide day-to-day management and operation of certain of the components and services necessary for us to provide these services. We have agreed to use Bell Canada and BCE Nexxia exclusively to provide such service unless such agreement violates the rights of third parties under our existing agreements. We also agreed to designate Bell Canada and BCE Nexxia as our and our affiliates’ preferred providers of VoIP telephony services and applications in markets beyond the United States, to the extent permitted under our existing agreements. In addition to these services, the master supply agreement grants Bell Canada and BCE Nexxia the right to supply certain required services and products in support of future service offerings by us and our affiliates. The master supply agreement can be terminated without cause on twelve months’ notice by either party given at any time on or after October 1, 2007.

Under the master supply agreement, we have agreed to pay BCE Nexxia or Bell Canada a flat fee for each new subscriber of our VoIP telephony services. We will pay this fee either by issuing additional shares of our common stock or, in certain circumstances, by paying cash. For the nine months ended September 30, 2006 we have not paid BCE Nexxia any fees, pursuant to the master supply agreement. Under the master supply agreement, if we have closed a round of equity financing involving our common stock in the 90 day period prior to the end of the calendar quarter for which payment is due, we are required to pay this fee by issuing additional shares of our common stock at a price equal to the price we received in the last round of equity financing involving our common stock or securities convertible into our common stock. For example, following the closing of this offering we will be required to pay the amounts due to BCE Nexxia for the calendar quarter in which this offering closes in the form of additional shares of common stock. The number of shares of our common stock to be issued to BCE Nexxia for the calendar quarter will be the total amount due to BCE Nexxia for the applicable quarter divided by the price at which we sell our shares of common stock in this offering. If we have not closed a round of equity financing involving our common stock, or securities convertible into our common stock, in the 90-day period prior to the end of the calendar quarter for which payment is due, we have the option of paying this fee either in cash or by issuing additional shares of our common stock at a price equal to the offering price of the last round of equity financing involving our common stock or securities convertible into our common stock. The number of shares of common stock issued will be determined based on the price per share of common stock in our most recent round of equity financing at the time of issuance.

Credit Agreement with BCE Nexxia

On June 7, 2006, we borrowed $10.0 million from Bell Canada under a credit agreement dated as of July 19, 2005. The loan is evidenced by a promissory note dated May 31, 2006. The loan is for the purpose of funding capital expenditures and start-up costs associated with the deployment of VoIP. The interest rate is 7% per annum. Repayment of principal and accrued interest is due July 19, 2008. The loan is secured by certain telecommunications equipment and other tangible personal property located at Bell Canada locations in Canada, and associated software licenses and permits. No other Clearwire entities are co-borrowers, guarantors or pledgors with respect to this loan.

Agreements with HITN and its Affiliates

Master Spectrum Acquisition Agreement

We entered into a master spectrum acquisition agreement on November 13, 2003 with HITN, a non-profit FCC licensee of EBS spectrum. HITN is affiliated with José Luis Rodriguez, who, prior to August 12, 2006 served on our board of directors. The master spectrum acquisition agreement provides the terms upon which HITN leases to one of our subsidiaries, Fixed Wireless Holdings, its excess capacity on certain of its EBS frequencies in certain markets. Under this agreement, we paid $8.5 million in cash and issued 1,232,750 shares of our common stock at an estimated per share value of $3.00 for a total value of $3.7 million to HITN in 2003. In connection with an amendment of the agreement on March 29, 2004, we paid HITN an additional $3.0 million in cash and issued to HITN an additional 433,073 shares of our common stock at an estimated value per share of $3.00 for a total estimated value of $1.3 million.

Upon reaching certain financial milestones for two consecutive fiscal quarters, we will be required to issue HITN additional shares of our common stock. The number of additional shares issuable to HITN is determined by dividing (i) the lesser of (a) $0.03 multiplied by the number of channels leased from HITN multiplied by the estimated population covered by spectrum leased to us under the agreement or (b) 1% of our net operating margin for such quarters, by (ii) our then current share price. In addition, we make ongoing monthly lease payments for each of these leases, which lease payments totaled approximately $34,000, $544,000, $640,000 and $389,000 in the years ended December 31, 2003, 2004, 2005 and for the nine months ended September 30, 2006, respectively.

Simultaneously, we entered into a warrant agreement pursuant to which we agreed to issue to ITFS Advisors, an affiliate of Mr. Rodriguez, warrants to purchase a total of 636,050 shares of our common stock at an exercise price of $0.003 per share, based upon ITFS Advisors assisting us in procuring agreements to lease or acquire additional spectrum. The warrants issued to ITFS Advisors are exercisable at any time, up to the earlier of the 10th anniversary of the issuance date or a liquidity event (which includes an initial public offering of the common stock of registrant).

José Luis Rodriguez ceased to be a member of our board of directors as of August 12, 2006. As of the date of this registration statement, none of Mr. Rodriguez, HITN, HITN Spectrum or ITFS Consultants, LLC is a “related party” for purposes of Item 404(a) of Regulation S-K.

Spectrum Access and Loan Facility Agreement with HITN and HITN Spectrum

Under a spectrum access and loan facility agreement dated May 24, 2005, we have the option to provide financing to HITN Spectrum LLC, or HITN Spectrum, which is wholly-owned by HITN, or its subsidiaries to facilitate the acquisition by HITN Spectrum, or a wholly-owned subsidiary of HITN Spectrum, of EBS licenses.

All obligations under the promissory notes are secured by a security agreement granting us a first and exclusive lien on HITN Spectrum’s or its wholly-owned subsidiary’s assets. The obligations are further secured by a pledge agreement granting us a first priority, exclusive pledge by HITN of 100% of the securities of

HITN Spectrum and all of its wholly-owned subsidiaries. In addition, all obligations are guaranteed by HITN. We may terminate this agreement at any time upon written notice to HITN and HITN Spectrum.

Spectrum Acquisition Consulting Agreement with ITFS Spectrum Consultants, LLC

We entered into a spectrum acquisition consulting agreement with ITFS Spectrum Consultants, LLC, or ISC, an affiliate of Mr. Rodriguez, on February 1, 2005, which was amended in April 2006. Pursuant to this agreement, ISC will provide services to assist us in securing definitive agreements for the acquisition of spectrum capacity of EBS or BRS channels through spectrum license purchase, lease or sublease, or option to purchase.

Under this agreement, during the year ended December 31, 2005, we paid to ISC approximately $147,000 and issued to ISC warrants to purchase a total of 63,963 shares of our common stock with an exercise price of $0.15 per share. As of September 30, 2006 warrants to purchase 4,225 shares of Class A common stock valued at $63,000 were payable to ISC.

Indemnification Agreements

We and Flux Fixed Wireless, LLC, an affiliate in which ERH directly and Mr. McCaw indirectly holds an equity interest, entered into an indemnification agreement dated November 13, 2003, pursuant to which we are required to indemnify, defend and hold harmless Flux Fixed Wireless and any of its directors, officers, partners, employees, agents and spouses and each of its and their affiliates to the fullest extent permitted by law for any claims made against an indemnitee by reason of the fact that the indemnitee is or was or may be deemed to be a stockholder, director, officer, employee, controlling person, agent or fiduciary of our company, or any of our subsidiaries. We are obligated to pay the expenses of any indemnitee in connection with any claims that are subject to the agreement.

We also have entered into indemnification agreements that require us to indemnify each of Mr. Emerson, Mr. Sloan, Mr. Wolff, Mr. Salemme, Mr. Kauser, Mr. Arvind Sodhani, Mr. David Perlmutter, Mr. Michael Sabia and Mr. Peter Currie, to the fullest extent permitted by law for any claims made against each of these persons because he or she is, was or may be deemed to be a stockholder, director, officer, employee, controlling person, agent or fiduciary of Clearwire or any of our subsidiaries. We are obligated to pay the expenses of these persons in connection with any claims that are subject to the agreement.

We have agreed to indemnify Mr. Butler and our other officers and directors pursuant to the terms of our certificate of incorporation, which provides for indemnification of our directors and executive officers who have not otherwise entered into an indemnification agreement with us as described above. See the section entitled “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors.”

Acquisition of NextNet

ERH, previously known as COM Holdings, LLC, previously held a majority of the outstanding shares of NextNet. In connection with the merger between NextNet and a wholly-owned subsidiary of Clearwire on February 23, 2004, ERH consented to the merger. As a result of the payment of consideration to NextNet’s stockholders following the effectiveness of the merger, ERH received 2,322,466 shares of our Class A common stock valued at approximately $6.7 million. We subsequently sold 100% of our interest in NextNet to Motorola for $50.0 million pursuant to the purchase agreement with Motorola as described elsewhere in this prospectus.

Commercial Agreements between Affiliates of ERH and NextNet

Affiliates of ERH, and affiliates of our former subsidiary, NextNet, were parties to a master purchase agreement, support services agreement and escrow agreement dated July 9, 2003, as amended on April 14, 2006. Under these agreements, NextNet had agreed to sell its standard products and provide user support to these affiliates, for which it received $6.9 million, $9.7 million and $15.6 million for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006. We sold NextNet to Motorola on August 29, 2006 and have no further obligations under these agreements.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Notes Due 2010

We summarize below the principal terms of the agreements that govern the senior secured notes due 2010. This summary is not a complete description of all of the terms of the senior secured notes.

In August 2005, we issued an initial amount of $260.3 million aggregate principal amount of senior secured notes due 2010. We issued our senior secured notes in transactions exempt from or not subject to registration under the Securities Act. We also issued warrants to the purchasers of our senior secured notes entitling them to purchase up to 6,942,552 shares of our common stock, which we refer to as the warrants. In February 2006, we sold additional senior secured notes in an aggregate principal amount of $360.4 million and warrants to purchase an additional 9,609,334 shares of our common stock.

Terms of Our Senior Secured Notes

Our senior secured notes bear interest at 11% per annum. Interest on our senior secured notes is payable semi-annually on February 15 and August 15. If we do not complete this offering by August 15, 2007, the rate on the senior secured notes will increase by 1% per annum.

Under the terms of the agreement we are required to purchase and pledge non-callable government securities as interest payment collateral for our senior secured notes. As of September 30, 2006, we continued to hold approximately $88.7 million of these securities. Such amount is sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of scheduled interest payments due on our senior secured notes through November 15, 2007.

At our option, we may redeem our senior secured notes, in whole or in part, at any time. At the option of each note holder, we are obligated to offer to redeem our senior secured notes upon the occurrence of certain specified events which result in a change in control of our company as set forth in the indenture governing the notes. In either case, the redemption price is equal to 102.5% of the principal amount of our senior secured notes redeemed plus any accrued and unpaid interest payable thereon. In addition, upon such redemption, the holders of our senior secured notes being redeemed are entitled to receive a pro rata portion of any remaining interest payment collateral.

Within one year of receiving the net proceeds from an asset sale, as defined in the indenture, certain of our subsidiaries may apply such proceeds at their option to redeem notes on a pro rata basis, to purchase replacement assets, or have us offer to purchase the maximum principal amount of our senior secured notes and other pari passu indebtedness that may be purchased with the net proceeds of the asset sale. We refer to such an offer as an asset sale offer. The asset sale offer price is payable in cash and will equal 100% of the principal amount of our senior secured notes and 100% of the pari passu indebtedness plus the respective accrued and unpaid interest from the date of purchase. Any net proceeds that remain outstanding a year after the completion of an asset sale shall be used to make an asset sale offer.

As long as our senior secured notes are outstanding, we must comply with certain restrictive covenants in the indenture that, among other things, prohibit or limit our ability and/or the ability of certain of our subsidiaries to:

•	pay dividends on, redeem or repurchase our capital stock;

•	incur additional indebtedness;

•	permit liens on any assets pledged as collateral;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	conduct sales of assets pledged as collateral;

•	repay existing indebtedness;

•	engage in alternate lines of business;

•	determine sufficient levels of compliance with FCC regulations for our spectrum licenses;

•	engage in transactions with affiliates; and

•	engage in sale-leaseback transactions.

Security for Our Senior Secured Notes

Together with their respective existing and future domestic restricted subsidiaries, at the time we sold our senior secured notes, our subsidiaries, Clearwire US LLC and Fixed Wireless Holdings, LLC and their subsidiaries, jointly and severally guarantee on a senior secured basis our obligations under our senior secured notes. NextNet originally guaranteed the senior secured notes, but was released from the guarantee when we sold it to Motorola on August 29, 2006. Liens on all of the assets of the guarantors, which currently constitute a significant majority of our domestic spectrum and operating assets, secure our senior secured notes. In addition, the interest payment collateral that we purchased and pledged secures our obligation to make the interest payments under our senior secured notes through November 15, 2007.

The indenture governing our senior secured notes grants the holders of our senior secured notes various remedies with respect to our senior secured notes and the collateral pledged to secure our senior secured notes in the event of a default by us with respect to payment of our obligations under our senior secured notes or compliance by us or our subsidiaries with the covenants under the indenture. Among these remedies, the holders of our senior secured notes will be entitled to accelerate our obligations under the senior secured notes and to foreclose on all of the assets pledged as collateral.

Terms of the Warrants

As of September 30, 2006, the number of shares of Class A common stock underlying the warrants was 16,551,886 shares in the aggregate, and will remain fixed upon determination of the exercise price following the offering, as described below. Holders may exercise their warrants at any time following this offering, subject to the expiry of the applicable lock-up period. The warrants expire on the later of August 5, 2010, which is the fifth anniversary of their issuance, or the second anniversary of the expiration of the lock-up period following this offering.

The exercise price of the warrant is the lesser of $15.00 per share or the volume weighted average price of the Class A common stock for the first twenty trading days following expiration of the lock-up period applicable to the holder of such warrant, if any, following this offering.

We granted the holders of the warrants registration rights covering the shares subject to issuance under the warrants. These registration rights are described in the section “Certain Relationships and Related Transactions — Registration Rights Agreements.”

Senior Credit Facility

We summarize below the principal terms of our senior credit facility. This summary is not a complete description of all of the terms of the senior credit facility.

On August 21, 2006, we entered into a loan agreement with Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and JPMorgan Chase Bank, N.A. for a joint senior credit facility, or the senior credit facility, in the amount of $125.0 million.

Terms of the Senior Credit Facility

Loans made pursuant to the senior credit facility may be Eurodollar Loans or ABR Loans. Loans made under the senior credit facility will mature in eleven consecutive quarterly installments with the first installment due on December 31, 2006 and the last installment, which is a balloon payment for most of the amount originally borrowed, due on August 18, 2009. We may prepay the loans, in whole or in party, at any time, although if we prepay any amount within the first two years of the loan, we will be subject to a prepayment penalty. If we, or certain of our subsidiaries, receive net proceeds in excess of $25 million from any asset sale, such proceeds must either be applied to the prepayment of any loans outstanding under the senior credit facility, or must be used for the purchase of new assets for our business. Each borrowing under the senior credit facility will be pro rata among the various lenders.

Each Eurodollar loan will bear interest for each day at Eurodollar base rate plus an applicable margin percentage. The Eurodollar base rate will be equal to the quotient of the rate per annum determined for deposits in dollars appearing on Page 3570 of the Telerate screed as of 11:00 a.m., London time, two business days prior to the beginning of the interest period, divided by, 1.00 minus the aggregate of the maximum rates of reserve requirements in effect on such day.

Each ABR loan will bear interest at a rate per annum equal to the ABR plus an applicable margin percentage.

Guarantors

Pursuant to the terms of the senior credit facility, Clearwire Spectrum Holdings, LLC, Clearwire Telecommunications Services, LLC, Clearwire US LLC and Winbeam, Incorporated, entered into a Guarantee and Collateral Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, pursuant to which we those entities, jointly and severally, guaranteed the performance of our obligations under the senior credit facility.

In addition, the parties to the guarantee and collateral agreement, other than Clearwire US LLC, granted a security interest in all of their accounts, chattel paper, deposit accounts, documents, equipment, general intangibles, instruments, intellectual property, inventor, investment property, letter-of-credit rights, goods and all books and records pertaining to the same, and all FCC license rights.

Restrictive Covenants and Other Matters

The loan agreement includes customary covenants, which, subject to certain exceptions, restrict or limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	incur liens, except for certain permitted liens;

•	sell, lease exchange or otherwise transfer any capital stock in Clearwire Spectrum Holdings, LLC or any other subsidiary that holds FCC license rights that are “designated spectrum” under the loan agreement, except for certain permitted sales;

•	declare or pay any dividend or make any other payment or distribution on our capital stock or the capital stock of certain of our subsidiaries;

•	redeem our capital stock or the capital stock of certain of our subsidiaries;

•	make any advance, loan, extension of credit or capital contribution to, or purchase any capital stock or debt securities from, any entity;

•	engage in mergers or consolidations;

•	make any payment to, or sell, lease or transfer any properties or assets to, or purchase property from, or enter into, amend or renew any transaction or agreement with, any of our affiliates; or

•	enter into sale-leaseback transactions.

The loan agreement contains customary events of default, including failure to pay principal and interest when due, breach of any representation or warranty or covenants in the loan agreement, bankruptcy, or failure for any security agreement or guarantee to be in full force and effect.

As of September 30, 2006, the outstanding balance under the senior credit facility was $125.0 million.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our Fourth Amended and Restated Certificate of Incorporation, which will become effective prior to the effectiveness of this offering, our Bylaws, as amended, and the provisions of applicable law. Copies of our Fourth Amended and Restated Certificate of Incorporation and our Bylaws, as amended, are filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of:

•	300,000,000 shares of Class A common stock, par value $0.0001 per share;

•	50,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.

After this offering there will be 129,325,236 shares of our Class A common stock (assuming no exercise of the underwriters’ over-allotment option), 28,596,685 shares of our Class B common stock and no shares of our preferred stock outstanding. All shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and nonassessable. Following effectiveness of this offering, we will retain the ability to issue 21,403,315 shares of Class B common stock, whose holders are entitled to ten votes per share on each matter submitted to a vote of stockholders, or approximately 31% of our total voting power if the total amount of such Class B common stock were issued.

Capital Stock

Immediately following the closing of this offering (assuming no exercise of the underwriters’ over-allotment option), Mr. McCaw and Intel Capital, along with their respective affiliates, will beneficially own shares of our capital stock representing approximately 79% of the combined voting power of our outstanding capital stock assuming an initial offering price of $24.00 per share (the midpoint of the range set forth on the cover page of this prospectus). Further, ERH, which is controlled by Mr. McCaw, and Intel Capital have entered into a voting agreement in which they agreed to vote in any election of our board of directors for four directors designated by Mr. McCaw and two directors designated by Intel Capital as long as Intel Capital holds at least 15% of our outstanding capital stock and one director as long as Intel Capital holds at least 7.5% of our outstanding capital stock. ERH’s right to cause Intel to vote its shares in favor of four individuals designated by ERH is not subject to any minimum share ownership requirement, which means that ERH will retain these rights even if it no longer holds any shares of our capital stock. The voting agreement will remain in effect after this offering. Mr. McCaw beneficially owns 28,596,685 shares of our Class B common stock, including 18,690,953 shares of our Class B common stock owned directly by ERH, and 9,905,732 shares of our Class B common stock owned by Intel Capital. Intel Capital beneficially owns 28,596,685 shares of our Class B common stock, including 9,905,732 shares owned directly and 18,690,953 shares owned by ERH. As a result, Mr. McCaw, Intel Capital, and their affiliates will be able to exercise significant control over the composition of our board of directors as well as significant influence over the outcome of many matters submitted to a vote of our stockholders, including amendments to our certificate of incorporation and mergers or other business combinations. If either Mr. McCaw or Intel Capital sells a material portion of his or its shares of our capital stock, the other party will have significant influence over the outcome of matters submitted to a vote of our stockholders. As of December 31, 2006, there were 150 stockholders of record of our Class A common stock and two stockholders of record of our Class B common stock. The rights of the Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Voting rights.  Each holder of our Class A common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each holder of our Class B common stock is entitled to ten votes per share on each matter submitted to a vote of stockholders. Holders of our Class A and Class B common stock vote together as a single class on each matter submitted to a vote of the stockholders. Our bylaws provide that the presence of holders of shares representing a majority of the combined voting power of our outstanding capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividends.  Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. We do not, however, intend to pay dividends on our capital stock in the foreseeable future. See the section entitled “Dividend Policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.

Other rights.  Each holder of Class A common stock is subject to, and may be adversely affected by, the rights of the holders of shares of Class B common stock or any series of preferred stock that we may designate and issue in the future. We have granted to the holders of warrants issued in connection with our issuance and sale of senior secured notes, due 2010, pre-emptive rights to maintain their percentage ownership existing prior to each sale of our equity or other securities or instruments that are convertible into or exchangeable or exercisable for shares of our capital stock that we issue in connection with an offering not registered under the Securities Act after August 5, 2005, subject to certain limitations. These pre-emptive rights expire one year after the completion of this offering. This offering is not subject to such pre-emptive rights. In addition, we have granted to Motorola, Intel Capital and certain other stockholders anti-dilution rights which require us, in the event we issue certain shares of our capital stock for no consideration or at a price less than $18.00 per share prior to the earlier of May 29, 2007 or the closing of this offering, to concurrently issue for no further consideration, additional of shares of our Class A common stock. The number of shares to be issued to each is determined based on the price at which the shares are sold in the dilutive offering and the amount invested.

Conversion of Class B common stock.  Subject to obtaining any necessary approvals of the FCC, our Class B common stock is convertible as follows:

•	holders of shares of our Class B common stock may elect at any time to convert such shares into an equal number of shares of Class A common stock;

•	in the event any holder of shares of Class B common stock, together with certain of such holder’s affiliates, hold in the aggregate less than 5% of the total issued and outstanding shares of Class B common stock, the holder’s Class B common stock will automatically convert into an equal number of shares of Class A common stock; and

•	upon any transfer of shares of Class B common stock, other than permitted transfers, the transferred shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock. Transfers permitted without triggering automatic conversion include transfers to affiliates of Mr. McCaw or Intel Corporation. Transfers are also permitted, without triggering conversion, by holders of Class B common stock who are partnerships or limited liability companies to their partners or members, respectively, and by holders who are individuals to their immediately family members or trusts for the benefit of the holders or their family members. Additionally, a recipient of shares in a permitted transfer may also subsequently transfer the shares of Class B common stock to their controlled affiliates. Finally, any holder of Class B common stock may transfer their shares to any person or entity that executes a voting proxy over the transferred shares to the holder prior to the transfer.

Rights upon liquidation.  If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of Class A common stock will receive the same amount of consideration per share, and each holder of Class B common stock will receive the same amount of consideration per share as the Class A common stockholders, as if the Class B common stock had been converted into Class A common stock. If the consideration payable to holders of our capital stock in the transaction will consist of securities, such holders will receive the same consideration per share, except that the holders of Class B common stock may receive securities in the transaction entitling them to similar conversion rights and to ten votes per share.

Ownership and transfer restrictions. We may restrict the ownership of shares of our capital stock by any party if such ownership may be inconsistent with or in violation of any provisions of the laws of the FCC, if it would limit or impair our business activities or proposed business activities, or if it could subject us to any regulation under the laws of the FCC to which we would not otherwise be subject. Further, we may at any time redeem, by payment of cash, any or all shares beneficially owned by any alien, its representatives, a foreign government or representative thereof, or any corporation organized under the laws of a foreign country, at the applicable market price (as defined in our certificate of incorporation) of the security on the third business day before the notice of redemption is delivered, or, if the party purchased the shares to be redeemed within one year before the redemption date, at a price not to exceed the purchase price paid for such shares.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our board of directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware, or DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, may discourage certain types of takeover practices and takeover bids, and encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions):

•	prior to such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	on or before such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes:

•	a merger or consolidation involving us and the interested stockholder;

•	a sale of 10% or more of the assets of the corporation;

•	a stock sale, subject to certain exceptions, resulting in the transfer of the corporation’s stock to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholders; or

•	other transactions resulting in a financial benefit to the interested stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. Notwithstanding the definition of “interested stockholder” in Section 203, our certificate of incorporation provides that ERH and Intel Corporation shall not be deemed to be interested stockholders for this purpose. The fact we are subject to Section 203 would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Election and Removal of Directors

Our bylaws require a minimum of five directors and a maximum of eleven directors, with the number of directors at any time to be fixed by board resolution. We currently have ten directors. Directors are elected by a plurality of the votes present at each annual meeting of our stockholders. Under our stockholders agreement each of HITN, CHI and Bell Canada have the right to nominate a member or members of our board of directors under certain circumstances although neither HITN or CHI currently meet the requirements. Our stockholder’s agreement will expire upon the closing of this offering; however, Bell Canada will retain its right to nominate a member of our board pursuant to a side agreement between us, ERH, and Bell Canada until such time as Bell Canada and its affiliates cease to own at least 5% of our total outstanding voting shares, or Bell Canada ceases to own at least 4,166,666 shares of our common stock, or any of our competitors acquire control of Bell Canada or its parent, BCE, Inc. ERH, which is controlled by Mr. McCaw, and Intel Capital have entered into a voting agreement in which they agreed to vote in any election of our board of directors for four directors designated by Mr. McCaw and two directors designated by Intel Capital as long as Intel Capital holds at least 15% of our outstanding capital stock and one director as long as Intel Capital holds at least 7.5% of our outstanding capital stock. Mr. McCaw beneficially owns 28,596,685 shares of our Class B common stock, including 18,690,953 shares of our Class B common stock owned directly by ERH, and 9,905,732 shares of our Class B common stock owned by Intel Capital. Intel Capital beneficially owns 28,596,685 shares of our Class B common stock, including 9,905,732 shares owned directly and 18,690,953 shares owned by ERH. As a result, Mr. McCaw, Intel Capital, and their affiliates will be able to exercise significant control over the composition of our board of directors and the outcome of many matters submitted to a vote of our board of directors. See “Certain Relationships and Related Transactions” for a description of our side letter agreement with Bell Canada.

Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Board Meetings

Our bylaws provide that the chairman of the board, the chief executive officer (if a director), the president (if a director), or a majority of the directors, may call special meetings of the board of directors.

Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called by our board of directors or, subject to specified notice requirements, by holders of not less than a majority of our outstanding capital stock.

Requirements for Advance Notification of Stockholder Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, we have entered into indemnification agreements with certain of our directors and officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Corporate Opportunities and Transactions with Intel, ERH, and their Affiliates

In recognition that directors, officers, stockholders, members, managers or employees of Intel, ERH and their affiliates may serve as our directors or officers, and that Mr. McCaw, ERH and their affiliates, or the ERH Entities and Intel Corporation may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us, Intel and the ERH Entities. Specifically, neither Intel nor any of the ERH Entities or any director, officer, stockholder, member, manager or employee of Intel or the ERH Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do or from employing any of our officers or employees. However, the side agreement with Intel does restrict Mr. McCaw’s ability to compete with us. In the event that Intel Corporation or an ERH Entity, for so long as Intel Corporation or such ERH Entity serves as one of our directors or officers of our company, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for them and us, we will not have any expectancy in such corporate opportunity, and Intel Corporation or such ERH Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. In addition, if any of our directors or officers serve as a director, officer, member, manager or employee of Intel or any ERH Entity and acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us or Intel or an ERH Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person in his or her capacity as our director or officer. Our certificate of incorporation provides that any amendment of these provisions requires the affirmative vote of at least 75% of the voting power of all shares of our outstanding common stock.

In recognition that we may engage in material business transactions with Intel or the ERH Entities, or with our directors or one or more entities in which our directors have a financial interest, our certificate of incorporation provides that Intel, the ERH Entities, and any of our directors or officers who also serve as a director, officer, stockholder, member, manager or employee of another entity or have a financial interest in another entity will have fully satisfied and fulfilled his, her or its fiduciary duty to us and our stockholders with respect to such transaction, if:

•	the transaction was fair to us as of the time it was authorized, approved or ratified by our board, a board committee, or our stockholders; or

•	the material facts of the transaction were disclosed and the transaction was approved in good faith by either (i) our directors, or a committee of directors, who are disinterested in the transaction, or (ii) the holders of a majority of the then outstanding voting stock, excluding the stockholders having an interest in the transaction, voting as a single class; or

•	the transaction is effected pursuant to, and consistent with, guidelines established in good faith, after disclosure of all material facts, by either (i) our directors, or a committee of directors, who are disinterested in the transaction, or (ii) the holders of a majority of the then outstanding voting stock, excluding the stockholders having an interest in the transaction, voting as a single class.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend our certificate of incorporation, unless the certificate of incorporation or bylaws require a greater percentage. Our organizational documents provide that the following provisions in the certificate of incorporation or bylaws may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the limitation on the liability of our directors to us and our stockholders and the obligation to indemnify and advance reasonable expenses to the directors and officers to the fullest extent authorized by the DGCL;

•	the provisions relating to amendment of our certificate of incorporation by the affirmative vote of the holders of a majority of our capital stock;

•	the provisions relating to corporate opportunities and transactions with Mr. McCaw, Intel Corporation, the ERH Entities, our directors and officers, and other affiliates; and

•	the supermajority voting requirements listed above.

In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Trading and Listing

We have applied for listing of our Class A common stock on the Nasdaq Global Market under the trading symbol “CLWR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through equity securities.

Upon completion of this offering, 129,325,236 shares of our common stock will be outstanding, based on 109,325,236 shares of Class A common stock and 28,596,685 shares of Class B common stock outstanding as of December 31, 2006, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of our outstanding shares, the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that shares owned by our “affiliates,” as that term is defined in Securities Act Rule 144 generally may be sold only in compliance with the Rule 144 limitations described below. Additional shares will be available for sale in the public market as follows:

•	on the date of this prospectus, shares will be available for immediate sale;

•	between the date of this prospectus and 90 days after the date of this prospectus, shares will be available for sale pursuant to Rule 144(k);

•	90 days after the date of this prospectus, shares will be available for sale pursuant to Rules 144 or 701;

•	between 90 days and 180 days after the date of this prospectus, shares will be available for sale pursuant to Rules 144, 144(k) or 701;

•	180 days after the date of this prospectus, shares will be available for sale upon to the expiration of lock-up agreements or pursuant to Rules 144, 144(k) or 701; and

•	at various times thereafter, shares will become available for sale upon expiration of applicable holding periods.

Upon completion of this offering, our existing stockholders will own shares of common stock representing an aggregate 87% ownership interest in us after the offering (or an aggregate 85% ownership interest in us, assuming the underwriters exercise their over-allotment option in full).

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we also may grant registration rights covering shares of common stock issued in connection with any such acquisitions and investments.

Lock-Up Arrangements

We, certain of our existing security holders, our executive officers, our directors and affiliates, including Mr. McCaw, ERH, Intel and Motorola have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

As of          , 2007,           shares of our capital stock are subject to lock-up agreements.

Stock Options

As of December 31, 2006, options to purchase 11,270,405 shares of our common stock were outstanding. Upon completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register the issuance of all 11,270,405 shares of common stock subject to outstanding options and up to an additional 5,396,262 shares of common stock issuable under our stock option plan. Accordingly, shares of common stock issued under this plan will be eligible for sale in the public markets, subject to applicable securities laws, vesting restrictions and the lock-up agreements described above. See the section entitled “Management — 2003 Stock Option Plan” and “Management — 2007 Stock Compensation Plan.”

Registration Rights Agreements

Beginning 180 days after the date of this offering, holders of 96,532,494 shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. Certain of these stockholders also will be entitled to cause us to register resales of their shares beginning, with respect to some holders, on the first anniversary of this offering, and with respect to other holders, three months thereafter. In addition, certain holders of our common stock have the right, at any time six months after the effective date of this prospectus, to require us to file a registration statement for the registration of shares of common stock held by them. Further, immediately following this offering, holders of warrants exercisable into shares of our common stock will be able to require us to file a registration statement with respect to the shares issuable upon exercise of their warrants. However, holders of warrants entitled to require such registration have entered into an agreement with us not to sell, pledge or otherwise dispose of shares received upon exercise of their warrants for a period of 180 days after the date of this prospectus, although these holders may require us to file a registration statement relating to shares issuable upon exercise of their warrants on or no later than 120 days after the effective date of this prospectus. See the section entitled “Certain Relationships and Related Transactions — Registration Rights Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate of Clearwire, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the Nasdaq Market, assuming our common stock is quoted on that exchange, during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

United States Federal Tax Considerations For
Non-United States Holders of Class A common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder. In general, a non-U.S. holder is a beneficial owner of Class A common stock that is:

•	an individual who is not a citizen or resident of the U.S.;

•	a corporation or other entity treated as a corporation for U.S. tax purposes that is not organized or created under U.S. law;

•	an estate that is not taxable in the U.S. on its worldwide income; or

•	a trust that is either not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

If you are a partner in a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, that holds Class A common stock, your tax treatment generally will depend upon your U.S. tax status and upon the activities of the partnership. If you are a partner of a partnership (or entity treated as a partnership) holding Class A common stock, we suggest that you consult your tax advisor.

If you are an individual, who is not a citizen or resident of the United States, you may be deemed to be a resident alien, rather than a nonresident alien, in any calendar year by virtue of being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, the final and temporary U.S. Treasury Regulations promulgated thereunder and published administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal taxation, and in particular is limited as follows:

•	the discussion assumes that you hold your Class A common stock as a capital asset and that you do not have a special tax status, such as a financial institution, an insurance company, a tax-exempt organization or a broker-dealer or trader in securities;

•	the discussion does not consider tax consequences that depend upon your particular tax situation;

•	the discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence;

•	the discussion does not cover state, local or non-U.S. tax consequences;

•	the discussion does not consider the tax consequences for stockholders, partners, owners or beneficiaries of a non-U.S. holder; and

•	we have not requested a ruling from the Internal Revenue Service, or IRS, on the tax consequences of owning the Class A common stock. As a result, the IRS could disagree with portions of this discussion.

Each prospective purchaser of Class A common stock is advised to consult a tax advisor with respect to current and possible future U.S federal income and estate tax consequences of purchasing, owning and disposing of our Class A common stock as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction within or outside the United States.

Distributions

Distributions paid on the shares of Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of your basis in the shares of Class A common stock, reducing that adjusted basis, and the balance of the distribution in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange of the Class A common stock (as discussed below).

Subject to the discussion below, a U.S. withholding tax of 30% generally will be imposed on any distribution we make to you, to the extent it constitutes a dividend under the rules described in the preceding paragraph, unless a reduced withholding tax rate is specified by an applicable income tax treaty. To obtain the benefit of a reduced withholding tax rate under a treaty, you generally must provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8BEN (or other applicable form) certifying that you qualify for a reduced withholding tax rate. If you hold Class A common stock through a foreign partnership or a foreign intermediary, the partnership or intermediary may also need to satisfy certification requirements.

The withholding tax described in the preceding paragraph does not apply if you are engaged in a trade or business in the United States and if dividends on the Class A common stock are effectively connected with the conduct of such trade or business and, if an applicable U.S. income tax treaty requires, are attributable to a permanent establishment which you maintain in the United States. You will be required, under applicable Treasury Regulations, to provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8ECI (or other applicable form) in order to claim an exemption from U.S. withholding tax under the rule discussed above. Although exempt from U.S. withholding tax, (provided the certification requirements discussed above are met), you generally will be subject to U.S. federal income tax on such dividends in the same manner as if you were a U.S. resident. Non-corporate U.S. residents currently are subject to a maximum U.S. federal income tax rate of 15% on dividends, provided certain holding requirement are met. If you are a foreign corporation, you may be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on your effectively connected earnings and profits, as adjusted for certain items.

If withholding results in an overpayment of tax, you may obtain a refund of the excess by timely filing with the IRS an appropriate claim for refund along with the required information.

Gain On Disposition Of Class A common stock

You generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•	the gain is effectively connected with a trade or business you conduct in the United States and, if a tax treaty is applicable, the gain is attributable to a permanent establishment you maintain in the United States, in which case the gain will be subject to U.S. federal income tax as if you were a U.S. resident. If you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless you qualify for a lower rate under an applicable income tax treaty and you properly document such qualification;

•	we are or have been a “U.S. real property holding corporation”, USRPHC, at any time during the shorter of the five-year period preceding the disposition or the period during which you hold the Class A common stock. We believe that we are not currently and do not expect to become in the future a USRPHC for U.S. federal income tax purposes; or

•	if you (i) are an individual, (ii) hold the Class A common stock as a capital asset, (iii) are present in the United States for 183 or more days during the taxable year of the sale and (iv) certain conditions are met, then you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

If you are not a corporation and you are subject to U.S. federal income tax on gain you recognize on the sale or exchange of Class A common stock under either of the first two of these exceptions, a reduced U.S. federal income tax rate of 15% may apply to such gain, provided that you have held the Class A common stock for more than one year.

Information Reporting Requirements And Backup Withholding

We must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the holder, and the amount of any tax withheld from the payment, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, if you fail to certify your status as a non-U.S. holder on a properly completed IRS Form W-8BEN, under penalty of perjury, or payor has actual knowledge or reason to know that you are not a U.S. person as defined in the Code, additional information reporting and backup withholding is required on distributions paid to you with respect to Class A common stock. Backup withholding currently applies at a rate of 28%.

In addition, you may have to comply with specific certification procedures to establish your non-U.S. status in order to avoid information reporting and backup withholding on proceeds from a disposition of Class A common stock.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is timely furnished to the IRS.

Federal Estate Tax

An individual non-U.S. holder who owns Class A common stock at the time of his or her death, or who had made certain lifetime transfers of an interest in Class A common stock while retaining certain powers, rights or interests in the stock, will be required to include the value of that Class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

The foregoing discussion is only a summary of material U.S. federal income and estate tax consequences of the ownership, sale or other disposition of Class A common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of Class A common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws, and any applicable income or estate tax treaty.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Jefferies & Company, Inc.
Raymond James & Associates, Inc.
ThinkEquity Partners LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Clearwire Corporation	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us.

Over-allotment Option

We have granted an option to the underwriters to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq Global Market

We expect the shares to be approved for quotation on the Nasdaq Global Market, subject to notice of issuance, under the symbol “CLWR.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives and the lead managers believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to           Class A common shares, offered by this prospectus for sale to some of our directors, officers and employees. If these persons purchase reserved Class A common shares, this will reduce the number of Class A common shares available for sale to the general public. Any reserved common shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other Class A common shares offered by this prospectus.

Electronic Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

Other Relationships

Each of the representatives of the underwriters acted as a placement agent of our senior secured notes and warrants and, in the future, the underwriters may, from time to time, engage in, investment banking and other commercial dealings in the ordinary course of business with us.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and one of its affiliates together own approximately $94,244,600 in aggregate principal amount of our senior secured notes due 2010 and warrants to purchase 2,413,333 shares of our Class A common stock and hold 1,506,159 shares of our Class A common stock, some of which Merrill Lynch and the affiliate may, from time to time, effect transactions in these securities for its own account in the ordinary course of business.

In addition, Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, is the administrative agent and a lender under our Senior Credit Facility. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the syndication agent and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, are lenders under our Senior Credit Facility. JPMorgan Chase Bank, N.A. is the documentation agent and a lender under our Senior Credit Facility. In addition, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as financial advisors to us in the investments in us by Intel and Motorola discussed elsewhere in this prospectus. They have received customary fees and commissions for these transactions.

Each underwriter has represented, warranted and agreed that:

•	it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of prospectus in relation to the shares of our common stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 (“FSMA”) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain other legal matters relating to this offering will be passed upon for us by Davis Wright Tremaine, LLP, Seattle, Washington. Certain legal matters relating to this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters relating to this offering will be passed on for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

Benjamin G. Wolff, our Chief Executive Officer, was a lawyer at Davis Wright Tremaine LLP from August 1994 until April 2004. Mr. Wolff’s spouse is a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to us since our formation. Davis Wright Tremaine LLP continues to provide legal services to us, including services in connection with this offering.

EXPERTS

The financial statements as of December 31, 2005, and 2004 and for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement discussed in Note 18), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and our common stock in our Securities and Exchange Commission filings and the registration statement with respect to the statement contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. Our Securities and Exchange Commission filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will be subject to the information reporting requirement of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the Securities and Exchange Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Clearwire Corporation and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2006 (unaudited), December 31, 2005 and 2004	F-3
Consolidated Statements of Operations for the nine months ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited) and for the years ended December 31, 2005 (restated) and 2004 (restated) and the period from October 27, 2003 (inception) through December 31, 2003
F-4
Consolidated Statements of Shareholders’ Equity for the nine months ended September 30, 2006 (unaudited) and for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003
F-5
Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited) and for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003
F-6
Notes to Consolidated Financial Statements for the nine months ended September 30, 2006 and 2005 (unaudited) and for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003
F-7

The accompanying consolidated financial statements give effect to a one-for-three reverse stock split of the common stock of Clearwire Corporation and subsidiaries which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the one-for-three reverse stock split of the common stock of Clearwire Corporation and subsidiaries described in Note 19 to the consolidated financial statements and assuming that from May 10, 2006, to the date of such completion, no other material events have occurred that would affect the accompanying consolidated financial statements or disclosure therein.

/s/  Deloitte & Touche

Seattle, Washington
February 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Clearwire Corporation
Kirkland, Washington

We have audited the accompanying consolidated balance sheets of Clearwire Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2005 and 2004, and for the period from October 27, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Clearwire Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, and for the period from October 27, 2003 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18, the accompanying 2005 and 2004 consolidated statements of operations have been restated.

Seattle, Washington

May 10, 2006
(January 29, 2007 as to the effects of the restatement discussed in Note 18 and February   , 2007 as to Note 19)

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30,	December 31,	December 31,
	2006	2005	2004
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$884,264	$29,188	$12,598
Short-term investments	366,947	96,460	78,840
Restricted cash	234	671	1,841
Restricted investments	72,580	28,320	—
Accounts receivable — net (includes amounts due from related parties of $0, $3,882 and $3)	1,635	9,149	5,211
Notes receivable	4,105	—	10,000
Inventory	1,308	10,245	16,250
Prepaid spectrum license fees	29,636	19,860	8,897
Prepaids and other assets	18,563	9,744	1,177

Total current assets	1,379,272	203,637	134,814
Property, plant and equipment — net	248,653	145,584	13,126
Restricted cash — long-term	9,515	8,343	3,469
Restricted investments — long-term	16,094	27,026	—
Prepaid spectrum license fees — long-term	182,207	81,868	47,439
Spectrum licenses and other intangible assets — net	166,629	115,255	42,248
Goodwill	32,644	16,623	9,209
Investments in affiliates	13,081	18,923	9,132
Other assets	24,497	10,659	3,868

TOTAL ASSETS	$2,072,592	$627,918	$263,305

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (includes related party balances of $3,630, $0 and $0)	$25,328	$29,245	$11,939
Accrued expenses and other liabilities:
Interest	9,188	11,590	—
Salaries and benefits	8,100	8,052	4,237
Other	31,807	26,296	425
Deferred rent	6,447	335	596
Deferred revenue (includes related party balances of $0, $1,328 and $455)	4,106	3,002	1,354
Due to affiliate	361	348	181
Current portion of long-term debt	1,250	—	—

Total current liabilities	86,587	78,868	18,732
Long-term debt (net of discount of $115,203, $50,385 and $0)	639,243	209,961	—
Other long-term liabilities	31,858	19,115	1,308

Total liabilities	757,688	307,944	20,040
MINORITY INTEREST	2,590	1,282	1,895
COMMITMENTS AND CONTINGENCIES	—	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, par value $0.0001, 5,000,000 shares authorized; 0 shares issued and outstanding	—	—	—
Common stock, par value $0.0001, and additional paid-in capital, 350,000,000 shares authorized; Class A, 107,646,310, 56,185,570 and 43,053,468 shares issued and outstanding	1,440,442	436,455	218,411
Class B, 28,596,685, 18,690,953 and 18,690,953 shares issued and outstanding	234,376	56,073	56,073
Common stock and warrants payable	91	1,668	3,354
Deferred compensation	(166)	(659)	(2,320)
Accumulated other comprehensive income (loss)	3,785	(482)	265
Accumulated deficit	(366,214)	(174,363)	(34,413)

Total shareholders’ equity	1,312,314	318,692	241,370

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,072,592	$627,918	$263,305

See notes to consolidated financial statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

					October 27, 2003
	Nine Months Ended				(inception) to
	September 30,		Year Ended December 31,		December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	As Restated
	(See Note 18)		As Restated
			(See Note 18)

REVENUES
Service	$43,855	$4,490	$8,451	$243	$25
Equipment and other (includes related party sales of $15,546, $661, $9,728, $6,933 and $0)	32,583	10,252	25,003	15,035	—

Total revenues	76,438	14,742	33,454	15,278	25
OPERATING EXPENSES:
Cost of goods and services (exclusive of items shown separately below):
Cost of service	33,999	6,069	13,086	3,031	110
Cost of equipment (includes related party costs of $8,914, $265, $1,853, $3,089 and $0)	19,674	6,459	10,483	9,816	—
Selling, general and administrative expense	142,532	69,256	106,211	24,201	1,074
Research and development	8,470	6,985	9,639	5,805	22
Depreciation and amortization	26,372	6,998	11,913	2,552	27
Spectrum lease expense	14,649	5,050	9,356	2,987	163
Gain on sale of NextNet	(19,793)	—	—	—	—

Total operating expenses	225,903	100,817	160,688	48,392	1,396

OPERATING LOSS	(149,465)	(86,075)	(127,234)	(33,114)	(1,371)
OTHER (EXPENSE) INCOME:
Interest (expense) income — net	(42,891)	(4,217)	(11,520)	1,160	—
Foreign currency transaction (losses) gains — net	(20)	67	20	172	—
Other income (expense) — net	7,711	3,272	3,802	(292)	—

Total other (expense) income — net	(35,200)	(878)	(7,698)	1,040	—
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(184,665)	(86,953)	(134,932)	(32,074)	(1,371)
Income tax provision	(1,875)	(934)	(1,459)	—	—

LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(186,540)	(87,887)	(136,391)	(32,074)	(1,371)
Losses from equity investees — net	(5,757)	(2,749)	(3,946)	(988)	—
Minority interest in net loss of consolidated subsidiaries	446	1,046	387	20	—

NET LOSS	$(191,851)	$(89,590)	$(139,950)	$(33,042)	$(1,371)

Net loss per common share — basic and diluted	$(2.30)	$(1.28)	$(1.97)	$(0.90)	$(0.88)

Weighted average common shares outstanding — basic and diluted	83,595	69,920	71,075	36,791	1,555

See notes to consolidated financial statements

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

	Class A		Class B
	Common Stock,		Common Stock and				Accumulated			Total
	Warrants and Additional		Additional Paid-In		Common Stock		Other		Total	Comprehensive
	Paid-In Capital		Capital		and Warrants	Deferred	Comprehensive	Accumulated	Shareholders’	Income
	Shares	Amounts	Shares	Amounts	Payable	Compensation	Income (Loss)	Deficit	Equity	(Loss)

BALANCE — October 27, 2003 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	—	—	—	(1,371)	(1,371)	(1,371)
Common stock issued — net of costs	4,669	14,008	7,153	21,460	—	—	—	—	35,468
Warrants issued	—	1,000	—	—	—	—	—	—	1,000
Deferred stock-based compensation	—	(6,881)	—	—	—	(500)	—	—	(7,381)
Amortization of stock-based compensation	—	—	—	—	—	125	—	—	125

BALANCE — December 31, 2003	4,669	8,127	7,153	21,460	—	(375)	—	(1,371)	27,841	(1,371)

Net loss	—	—	—	—	—	—	—	(33,042)	(33,042)	(33,042)
Foreign currency translation adjustment	—	—	—	—	—	—	178	—	178	178
Unrealized gain on short-term investments	—	—	—	—	—	—	87	—	87	87
Common stock issued — net of costs	38,051	212,629	11,538	34,613	—	—	—	—	247,242
Warrants issued	—	1,456	—	—	—	—	—	—	1,456
Common stock and warrants payable	—	—	—	—	3,354	—	—	—	3,354
Deferred stock-based compensation	333	(3,801)	—	—	—	(3,813)	—	—	(7,614)
Amortization of stock-based compensation	—	—	—	—	—	1,868	—	—	1,868

BALANCE — December 31, 2004	43,053	218,411	18,691	56,073	3,354	(2,320)	265	(34,413)	241,370	(32,777)

Net loss	—	—	—	—	—	—	—	(139,950)	(139,950)	(139,950)
Foreign currency translation adjustment	—	—	—	—	—	—	(636)	—	(636)	(636)
Unrealized loss on short-term investments	—	—	—	—	—	—	(111)	—	(111)	(111)
Common stock issued — net of costs	13,133	157,600	—	—	78	—	—	—	157,678
Warrants issued	—	59,563	—	—	2,541	—	—	—	62,104
Common stock and warrants payable	—	—	—	—	(4,305)	—	—	—	(4,305)
Deferred stock-based compensation	—	881	—	—	—	(881)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	2,542	—	—	2,542

BALANCE — December 31, 2005	56,186	436,455	18,691	56,073	1,668	(659)	(482)	(174,363)	318,692	(140,697)

Net loss	—	—	—	—	—	—	—	(191,851)	(191,851)	(191,851)
Foreign currency translation adjustment	—	—	—	—	—	—	4,294	—	4,294	4,294
Unrealized loss on short-term investments	—	—	—	—	—	—	(27)	—	(27)	(27)
Common stock issued — net of costs	51,377	918,050	9,906	178,303_	—	—	—	—	1,096,353
Warrants issued	—	77,261	—	—	(1,848)	—	—	—	75,413
Common stock and warrants payable	—	—	—	—	271	—	—	—	271
Amortization of stock-based compensation	—	—	—	—	—	493	—	—	493
Stock-based compensation	83	8,676	—	—	—	—	—	—	8,676

BALANCE — September 30, 2006 (unaudited)	107,646	$1,440,442	28,597	$234,376	$91	$(166)	$3,785	$(366,214)	$1,312,314	$(187,584)

See notes to consolidated financial statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

					October 27, 2003
	Nine Months Ended				(inception) to
	September 30,		Year Ended December 31,		December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	As Restated
	(see Note 18)

CASH FROM OPERATING ACTIVITIES:
Net loss	$(191,851)	$(89,590)	$(139,950)	$(33,042)	$(1,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	614	18	368	89	—
Depreciation	24,591	6,320	10,949	1,616	27
Amortization	1,781	667	964	936	—
Amortization of prepaid license fees	4,301	3,414	2,914	1,295	71
Amortization of deferred financing costs and accretion of debt discount	13,044	2,061	5,279	—	—
Stock-based compensation	8,366	1,926	2,542	1,868	125
Minority interest	(446)	(1,046)	(387)	(20)	—
Losses from equity investees — net	5,757	2,749	3,946	988	—
(Gain)/ loss on fixed asset disposals	(1,885)	25	841	295	—
Gain on sale of NextNet, net of cash	(19,793)	—	—	—	—
Changes in assets and liabilities — net of effects from acquisitions:
Prepaid spectrum license fees	(50,510)	(13,168)	(25,040)	(22,859)	(11,268)
Inventory	(4,129)	5,606	6,005	(13,249)	(174)
Accounts receivable	648	1,448	(4,306)	(4,816)	—
Prepaids and other assets	(1,978)	(2,949)	(4,312)	(840)	—
Other long-term assets	(20)	(499)	(133)	(1,605)	(33)
Accounts payable	(2,584)	5,620	14,027	9,434	824
Accrued expenses and other liabilities	37,462	33,870	36,768	7,328	117
Due to affiliate	13	(139)	(7,130)	(263)	447

Net cash used in operating activities	(176,619)	(43,667)	(96,655)	(52,845)	(11,235)

CASH FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(129,032)	(101,089)	(132,724)	(12,815)	(64)
Payments for acquisitions of spectrum licenses and other	(38,770)	(8,406)	(24,279)	(21,108)	—
Purchases of short-term investments	(655,903)	(367,860)	(368,160)	(180,453)	—
Sales or maturities of short-term investments	385,389	224,011	350,429	101,700	—
Investments in equity investees	—	(10,639)	(13,737)	(10,120)	—
Issuance of notes receivable	(4,105)	—	—	(11,000)	—
Restricted cash	(735)	(54,082)	(3,704)	(5,310)	—
Restricted investments	(33,328)	—	(55,346)	—	—
Business acquisitions — net of cash acquired	(45,889)	(21,698)	(27,779)	(5,300)	(980)
Proceeds from sale of business, net of cash	47,085	—	—	—	—

Net cash used in investing activities	(475,288)	(339,763)	(275,300)	(144,406)	(1,044)

CASH FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock — net	1,031,167	139,338	139,609	206,950	15,000
Proceeds from issuance of senior debt and warrants	495,350	260,346	260,346	—	—
Deferred financing fees	(21,820)	(10,774)	(10,774)	—	—

Net cash provided by financing activities	1,504,697	388,910	389,181	206,950	15,000

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,286	(664)	(636)	178	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	855,076	4,816	16,590	9,877	2,721
CASH AND CASH EQUIVALENTS — Beginning of period	29,188	12,598	12,598	2,721	—

CASH AND CASH EQUIVALENTS — End of period	$884,264	$17,414	$29,188	$12,598	$2,721

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Common stock and warrants issued or payable for spectrum licenses	$41,981	$9,809	$22,137	$21,982	$14,008

Common stock and warrants issued or payable for business acquisitions	$25,022	$171	$428	$15,506	$—

Notes receivable exchanged for spectrum licenses	$—	$—	$10,000	$—	$—

Non-cash dividends to related party	$2,384	$34	$34	$8,948	$9,475

Cash paid for interest	$149,253	$—	$—	$4	$—

CLEARWIRE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 (UNAUDITED) AND FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED), AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2005 AND 2004, AND FOR
THE PERIOD FROM OCTOBER 27, 2003 (INCEPTION) TO DECEMBER 31, 2003

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Clearwire Corporation, a Delaware corporation, and its wholly-owned and majority-owned or controlled subsidiaries (collectively, the “Company” or “Clearwire”). Clearwire was formed on October 27, 2003 and is an international provider of wireless broadband services. Clearwire, which operates as one business segment, delivers high-speed wireless broadband services to individuals, small businesses, public safety organizations, and others in a growing number of markets through its advanced network. Prior to August 29, 2006, Clearwire, through its wholly-owned subsidiary, NextNet Wireless, Inc. (“NextNet”), developed, manufactured, and sold equipment that enabled the deployment of broadband wireless networks. NextNet is currently the sole supplier of base station and customer premise equipment that Clearwire uses to provide its services. On August 29, 2006, Clearwire sold NextNet to Motorola, Inc. (“Motorola”). As part of the agreement with Motorola, the Company agreed to use Motorola as an exclusive supplier of certain infrastructure and subscriber equipment for a specified period of time, subject to Motorola continuing to satisfy certain requirements and other conditions. See Note 3, Strategic Transactions, for additional information.

As of September 30, 2006, Clearwire is majority-controlled by Craig O. McCaw, the Chairman and Co-Chief Executive Officer, through shares of Class A and Class B common stock held by Eagle River Holdings, LLC (“ERH”), an entity controlled by Mr. McCaw.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include all of the assets, liabilities and results of operations of Clearwire’s wholly-owned and majority-owned or controlled subsidiaries. Investments in entities that the Company does not control, but for which it has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. All intercompany transactions are eliminated in consolidation.

Basis of Presentation — In the opinion of management, the unaudited consolidated financial statements as of and for the nine months ended September 30, 2006 and 2005 reflect all adjustments, consisting only of normal recurring adjustments, necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making those estimates, actual results could materially differ.

Significant estimates inherent in the preparation of the accompanying financial statements include the application of purchase accounting including the valuation of acquired assets and liabilities, the valuation of the Company’s common stock, allowance for doubtful accounts, depreciation and equity granted to third parties and employees.

Cash and Cash Equivalents — Cash and cash equivalents consist of time deposits and highly liquid short-term investments with original maturities of three months or less. Cash and cash equivalents exclude cash that is contractually restricted for operational purposes. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal.

Restricted Cash — Restricted cash is classified as a current or noncurrent asset based on its designated purpose. For 2004 restricted cash of $5.3 million previously reported as a financing activity has been classified as an investing activity to conform with current year presentation.

Short-Term Investments — Marketable debt and equity securities that are available for current operations are classified as short-term available-for-sale investments, and are stated at fair value. Unrealized gains and losses are recorded net of tax as a separate component of accumulated other comprehensive income (loss). Unrealized losses are charged against net earnings when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are determined on the basis of the specific identification method.

Information regarding our short-term investments as of September 30, 2006, December 31, 2005 and 2004 is summarized as follows (in thousands):

	September 30, 2006 (Unaudited)				December 31, 2005				December 31, 2004
	Gross Unrealized				Gross Unrealized				Gross Unrealized
Security	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Commercial paper	$9,999	$1	$(49)	$9,951	$560	$—	$—	$560	$9,905	$60	$—	$9,965
Corporate bonds	116,122	—	(1)	116,121	—	—	—	—	20,002	—	(2)	20,000
Municipal bonds	63,950	—	—	63,950	—	—	—	—	—	—	—	—
Auction rate and other securities	176,925	—	—	176,925	95,924	—	(24)	95,900	48,846	35	(6)	48,875

	$366,996	$1	$(50)	$366,947	$96,484	$—	$(24)	$96,460	$78,753	$95	$(8)	$78,840

The unrealized losses as of September 30, 2006 and December 31, 2005 and 2004 were due to normal market fluctuations and, since the company has the ability and intent to hold to maturity therefore, the unrealized losses are not deemed to be an other-than-temporary impairment. For the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, the Company realized a net loss of $21,000 (unaudited), a net gain of $97,000 and a net loss of $2,000, respectively, on sales of its short-term investments.

Restricted Investments — Restricted investments consist of U.S. government securities. At September 30, 2006 and December 31, 2005 restricted investments represented securities held as collateral for the interest payments through November 15, 2007 related to long-term debt. These securities are classified as held-to-maturity and are stated at amortized cost.

Fair Value of Financial Instruments — The Company has determined the estimated fair value of financial instruments using available market information and management judgment. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and due to affiliates are reasonable estimates of their fair values based on the liquidity of these financial instruments and their short-term nature. The Company does not hold or issue any financial instruments for trading purposes. See Note 9, Long-Term Debt, for the fair value of long-term debt.

Accounts Receivable — Accounts receivables are stated at amounts due from customers net of an allowance for doubtful accounts. The Company specifically reserves for customers with known disputes or collectibility issues. The remaining reserve recorded in the allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses in the remaining accounts receivable based upon an evaluation of the age of receivables. The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses. The allowance for doubtful accounts was approximately $600,000 (unaudited), $346,000 and $89,000 as of September 30, 2006, December 31, 2005 and 2004, respectively.

Inventory — Inventory is stated at the lower of cost or net realizable value. Cost is determined under the first-in, first-out inventory method. The Company records inventory write-downs for obsolete and slow-

moving items based on inventory turnover trends and historical experience. The Company recorded an inventory write-down of $52,000, $332,000 and $0 in 2005, 2004 and 2003, respectively, and an inventory write-down of $1.2 million (unaudited) and $331,000 (unaudited) for the nine months ended September 30, 2006 and 2005.

Property, Plant and Equipment — Property, plant and equipment and improvements that extend the useful life of an asset are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The Company capitalizes costs of additions and improvements, including direct costs of constructing property, plant and equipment and interest costs related to construction. The estimated useful life of property, plant and equipment are determined based on historical usage of that or similar equipment, with consideration given to technological changes and industry trends that could impact the network architecture and asset utilization. Leasehold improvements are recorded at cost and amortized over the lesser of their estimated useful lives or the related lease term. Maintenance and repairs are expensed as incurred.

The estimated useful lives of property, plant and equipment are as follows:

Network and base station equipment	3-7 years
Customer premise equipment	2 years
Furniture, fixtures and equipment	3-5 years

Internally Developed Software — Clearwire capitalizes costs related to computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software obtained for internal use has generally been enterprise-level business and finance software customized to meet specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, generally three years. Costs recognized in the preliminary project phase and the post-implementation phase are expensed as incurred. The Company has not sold, leased or licensed software developed for internal use to customers and has no intention of doing so in the future.

Intangible Assets — Intangible assets consist primarily of Federal Communications Commission (“FCC”) spectrum licenses and other intangible assets related to Clearwire’s acquisition of NextNet in March 2004 and Banda Ancha S.A. (“BASA”) in December 2005. As further described in Note 7, Spectrum Licenses and Other Intangible Assets, the Company accounts for its spectrum licenses and other intangible assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, intangible assets with indefinite useful lives are not amortized but must be assessed for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company performed its annual impairment test of indefinite lived intangible assets as of October 1, 2005 and concluded that there was no impairment of these intangible assets.

Goodwill — Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired from Clearwire’s acquisition of NextNet in March 2004 and BASA in December 2005 and February 2006. In accordance with SFAS No. 142, the Company performed its annual impairment tests of goodwill as of October 1, 2005 and concluded that there was no impairment of its goodwill. Goodwill of $9.4 million related to NextNet was eliminated upon its sale in August 2006. See Note 3, Strategic Transactions for additional information.

Long-Lived Assets — Long-lived assets to be held and used, including property, plant and equipment and intangible assets with definite useful lives, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the assets. Impairment analyses, when performed, are based on the Company’s business and technology strategy, management’s views of growth rates for its business, anticipated future economic and regulatory conditions and expected technological availability. For purposes of recognition and measurement, the Company groups its long-lived assets at the lowest level for which there are identifiable cash flows which are largely independent of other assets and liabilities. There was no impairment charge recorded for the nine months ended September 30, 2006 (unaudited), or the years ended December 31, 2005 or 2003. The Company recorded an impairment charge of $295,000 in 2004.

Deferred Financing Costs — Deferred financing costs consist primarily of legal, accounting, printing and investment banking fees associated with the issuance of the Company’s long-term debt. Deferred financing fees are amortized over the life of the corresponding debt facility. In relation to the issuances of the long-term debt discussed in Note 9, Long-Term Debt, the Company incurred $10.8 million of deferred financing costs in 2005 and $21.8 million (unaudited) in 2006. For the nine months ended September 30, 2006 and the year ended December 31, 2005, $2.4 million (unaudited) and $898,000, respectively of total deferred financing costs were amortized using the effective interest method and included in interest (expense) income, net.

Interest Capitalization — Interest is capitalized on property, plant and equipment and improvements under construction based on rates applicable to borrowings outstanding during the period and the weighted average balance of qualified assets under construction during the period. Interest capitalization ceases when the construction is substantially complete and available for use. Capitalized interest is reported as a cost of the property, plant and equipment.

Comprehensive Loss — Comprehensive loss consists of two components, net income and other comprehensive income. Other comprehensive loss refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments from our subsidiaries not using the U.S. dollar as their functional currency and unrealized gains and losses on marketable securities categorized as available-for-sale.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities using the tax rates expected to be in effect when the temporary differences reverse. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more likely than not to be realized.

Revenue Recognition — The Company primarily earns service revenues by providing access to its high-speed wireless network. Also included in service revenues are equipment rentals and optional services, including personal and business email and static Internet Protocol. Service revenues from customers are billed in advance and recognized ratably over the service period.

Through August 2006, the Company primarily earned equipment revenues from sales of CPE and related infrastructure, system services and software maintenance contracts by the Company’s formerly wholly-owned subsidiary, NextNet See Note 3, Strategic Transactions. Revenues associated with the shipment of CPE and other equipment to the customers were recognized when title and risk of loss transferred to the customer.

The Company recognizes revenues in accordance with Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, and EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables are required to be divided into separate units of accounting based on the deliverables relative fair value if the deliverables in the arrangement meet certain criteria. Activation fees charged to the customer are deferred and recognized as service revenues on a straight-line basis over the average expected life of the customer relationship of 3.5 years.

Shipping and handling costs billed to customers are recorded to equipment and other revenues. Freight costs associated with shipping goods to customers are recorded to cost of equipment.

In arrangements that include multiple elements, such as the sale of a base station with a software maintenance contract, the Company applies the accounting guidance in accordance with Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition. Revenue is allocated to each element of the transaction based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately.

Revenue is deferred for any undelivered elements and revenue is recognized when the product is delivered or over the period in which the service is performed. If the Company cannot objectively determine the fair value of any undelivered element included in the bundled product and software maintenance arrangements, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

Software maintenance services include technical support and the right to receive unspecified upgrades and enhancements on a when-and-if available basis. Fees for software maintenance services are typically billed annually in advance of performance of the services with provisions for subsequent annual renewals. The related revenues are deferred and recognized ratably over the respective maintenance terms, which typically are one to two years.

Product Warranty — While a wholly-owned subsidiary, NextNet sold base station equipment and CPE to third parties. NextNet generally warranted new technology equipment sold to the purchaser to be free from defects in material and workmanship for two years for system infrastructure and one year for CPE. A warranty provision is made for estimated product repair at the time of the sale based upon the Company’s historical trends. The Company maintains the obligation under these warranties for equipment sold by NextNet while it was a wholly-owned subsidiary. Information about warranty cost and warranty liability is as follows (in thousands):

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2006	2005	2005	2004
	(Unaudited)

Beginning balance	$234	$437	$437	$—
Provision	1,636	—	48	534
Costs incurred	(332)	(226)	(251)	(97)
Liability transferred upon sale of NextNet	(338)	—	—	—

Ending balance	$1,200	$211	$234	$437

Advertising Costs — Advertising costs are expensed as incurred. Advertising expense was $19.3 million (unaudited) and $8.8 million (unaudited) for the nine months ended September 30, 2006 and 2005, respectively. Advertising expense was $13.8 million and $675,000 for the years ended December 31, 2005 and 2004, respectively. There were no advertising costs incurred during 2003.

Research and Development — Research and development costs are expensed as incurred.

Net loss per Share — The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share.  Under the provisions of SFAS No. 128, basic net loss per common share is computed by dividing income or loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing income or loss available to common stockholders by the weighted-average number of common and dilutive common stock equivalents outstanding during the period. Common stock equivalents typically consist of the common stock issuable upon the exercise of outstanding stock options, warrants and restricted stock using the treasury stock method. The effects of potentially dilutive common stock equivalents are excluded from the calculation of diluted loss per share if their effect is antidilutive.

Accounting Change: Stock-Based Compensation — On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values.

As the Company was considered a nonpublic entity at the date of adoption and used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), the Company is required to apply the prospective transition method and has estimated the fair value of options granted on or after January 1, 2006 using the Black-Scholes option pricing model. The Company has applied the provisions of SFAS No. 123(R) to employee stock options granted, modified, repurchased, cancelled or settled on or after January 1, 2006. The estimate of compensation expense requires complex and subjective assumptions, including the Company’s stock price volatility, employee exercise patterns (expected life of the options), future forfeitures, and related tax effects.

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related Interpretations, as permitted by SFAS No. 123.

Total compensation expense recorded during the nine months ended September 30, 2006 was $8.4 million (unaudited), of which $7.1 million (unaudited) related to option grants recorded under SFAS No. 123(R) and $1.3 million (unaudited) was recorded under APB No. 25 for grants before January 1, 2006 for which the requisite service was not fully satisfied as of January 1, 2006.

Operating Leases — The Company has operating leases for certain facilities, equipment and spectrum licenses for use in its operations. Certain of the Company’s spectrum licenses are leased from third-party holders of Educational Broadband Service (“EBS”) spectrum licenses granted by the FCC. EBS licenses authorize the provision of certain communications services on the EBS channels in certain markets throughout the United States. The Company accounts for these spectrum leases as executory contracts which are similar to operating leases. The Company accounts for its leases in accordance with SFAS No. 13, Accounting for Leases, and Financial Accounting Standards Board (“FASB”) Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases (as amended). For leases containing scheduled rent escalation clauses the Company recorded minimum rental payments on a straight-line basis over the terms of the leases, including the renewal periods as appropriate. For leases containing tenant improvement allowances and rent incentives, the Company recorded deferred rent, which is a liability, and that deferred rent is amortized over the term of the lease, including the renewal periods as appropriate, as a reduction to rent expense.

Foreign Currency — The Company’s international operations generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive (loss) income. Income and expense accounts are translated at the average monthly exchange rates during the year. The effects of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses) as a component of net loss.

Concentration of Risk — The Company believes that the geographic diversity of its customer base and retail nature of its product minimizes the risk of incurring material losses due to concentrations of credit risk.

NextNet, the Company’s previously wholly-owned subsidiary, purchased by Motorola on August 29, 2006, is currently the sole supplier of the base stations and CPE the Company uses to provide services to its customers. If NextNet is unable to continue to develop or provide the equipment on a timely cost-effective basis, the Company may not be able to adequately service existing customers or add new customers and offer competitive pricing.

Reclassification — Certain reclassifications have been made to the prior year’s financial statements to conform to classifications used in the current year. For 2004, the common stock and warrants payable balance of $3.4 million previously included in current liabilities was classified as a component of Shareholders’ equity to conform with the current year presentation.

Recent Accounting Pronouncements

FSP No. SFAS 123(R)-3 — In November 2005, the FASB issued FSP No. SFAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. This FSP provides an alternative transition method for calculating the tax effects of adopting SFAS No. 123(R), which includes simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R). There were no employee stock option exercises prior to January 1, 2006, the adoption date of SFAS 123(R), as such, the adoption of this FSP would have no impact on the Company’s financial position or results of operations. Therefore the Company will not adopt the FSP and will continue to follow the guidelines under SFAS 123(R).

FIN No. 48 — In June 2006, the FASB issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for the Company’s first fiscal year beginning after December 15, 2006. The Company is currently evaluating the provisions of FIN No. 48 to determine what effect its adoption on January 1, 2007 will have on its financial position, cash flows, and results of operations.

SAB No. 108 — In September 2006, the SEC staff issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated deficit as of the beginning of the fiscal year of implementation. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier implementation encouraged. The Company does not believe that its implementation of SAB No. 108 will have an effect on its financial position, cash flows, or results of operations.

SFAS No. 157 — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this pronouncement on its financial statements.

3.	STRATEGIC TRANSACTIONS

Acquisitions

During the nine months ended September 30, 2006 (unaudited), the Company purchased various companies through both asset and share purchase agreements. The total aggregate purchase price was approximately $70.0 million (unaudited), comprised of $45.0 million (unaudited) cash and common stock valued at $25.0 million (unaudited). The purchased assets primarily relate to the acquisition of spectrum licenses, other minor assets and liabilities and include the assumption of spectrum and tower lease agreements.

These acquisitions are accounted for using the purchase method of accounting. The total aggregate consideration and purchase price allocation for all of the Company’s acquisitions, for the nine months ended September 30, 2006 and for the year ended December 31, 2005 are as follows (in thousands):

Purchase transactions are subject to purchase price allocation adjustments due to contingency resolution and final determination of fair values for up to one year after close. Although the total amount ultimately settled and paid could change, the Company does not believe that any change would be material to its consolidated financial statements or results of operations.

	Nine Months Ended	Year Ended
	September 30,	December 31,
Purchase Consideration	2006	2005
	(Unaudited)

Cash paid	$44,764	$31,011
Common stock and warrants issued and payable	24,813	944
Transaction-related costs	425	1,303

	$70,002	$33,258

Purchase Price Allocation
Current assets	$2,120	$7,705
Intangible assets	46,692	38,381
Goodwill	23,750	7,274
Current liabilities	(1,726)	(13,672)
Other long-term liabilities	(834)	(6,430)

Net assets acquired	$70,002	$33,258

NextNet — In March 2004, a wholly-owned subsidiary of Clearwire merged with and into NextNet with NextNet being the surviving company in the merger. As a result of the merger transaction, NextNet became a wholly-owned subsidiary of Clearwire and provides the development and manufacturing of equipment that enables the deployment of Clearwire’s broadband wireless network. Total consideration issued to former holders of NextNet securities consisted of 4,623,126 shares of Clearwire’s Class A common stock; warrants to purchase 1,023,431 shares of Clearwire’s Class A common stock at $12.00 per share, of which 147,829 and 419,555 were unissued as of December 31, 2005 and 2004, respectively; and $339,000 in cash. The Class A common stock was valued at $3.00 per share. The warrants were valued at $966,000 using the Black-Scholes option pricing model and recorded in additional paid-in capital. In addition, Clearwire also provided pre-acquisition financing to NextNet in the amount of $2.1 million, which is included in the total purchase consideration.

Prior to the NextNet merger, Eagle River Holdings, Inc. (“ERH”) held shares of NextNet’s Series E preferred stock that were converted into 2,322,466 shares of Clearwire’s Class A common stock in the merger transaction in accordance with the same terms of the merger agreement for former holders of NextNet’s Series E preferred stock.

The acquisition was accounted for using the purchase method of accounting. The consideration and purchase price allocation were as follows, based on estimated fair values of assets acquired and liabilities assumed on the acquisition date (in thousands):

Purchase
Consideration

Cash paid	$2,414
Common stock issued	13,869
Warrants issued and payable	1,637
Transaction-related costs	279

$18,199

Purchase Price
Allocation

Current assets	$3,949
Property and equipment	812
Other long-term assets	120
Intangible assets	7,500
Goodwill	9,209
Current liabilities	(2,682)
Other long-term liabilities	(709)

Net assets acquired	$18,199

The results of operations of NextNet were included in the results of Clearwire from the date of acquisition until the date of sale, see below paragraph for more information on the dispositions of NextNet on August 29, 2006.

Dispositions

NextNet (Unaudited) — On June 30, 2006 Clearwire and Motorola executed a Stock Purchase Agreement in which Motorola agreed to purchase 100% of the outstanding NextNet stock for a purchase price of $50 million (unaudited) in cash. The sale of NextNet resulted in a gain of $19.8 million (unaudited), comprised of aggregate proceeds from the sale of $47.1 million (unaudited) less the book value of net assets sold of $26.1 million (unaudited) and transaction related costs of $1.2 million (unaudited), which consists of legal fees and employee related costs. The transaction closed on August 29, 2006. The carrying value of the assets and liabilities sold are as follows (in thousands):

Inventory	$8,895
Property, plant and equipment	4,620
Other current and long-term assets	8,387
Intangible assets	5,211
Goodwill	9,352

Total assets	36,465

Current liabilities	9,888
Other long-term liabilities	490

Total liabilities	10,378

Net assets disposed	$26,087

In connection with the sale of NextNet, Clearwire and Motorola also entered into agreements for the purchase of certain infrastructure and supply inventory from NextNet. These agreements cover a number of topics, including, but not limited to, certain technology development projects and future Clearwire purchase commitments and a maximum Motorola pricing schedule for network equipment from NextNet. The aggregate price paid by Clearwire in any calendar year will be no less favorable than the aggregate price paid by other customers contemporaneously buying similar or lesser aggregate purchases. Clearwire is committed to purchase no less than $150.0 million (unaudited) of equipment products from Motorola in the first two years after the effective date of the Supply Agreement. Clearwire is also committed to purchase no less than 25.0% (unaudited) of its WiMAX subscriber handsets from Motorola as long as the capabilities and costs of the handsets (and the availability of such handsets) are equal for a given product in similar quantities or service offered by Motorola and another supplier or suppliers. These commitments are effective for an initial term of eight years and will be automatically renewed for consecutive one year terms unless either party notifies the other party in writing of its intent to terminate the agreements at least one hundred and twenty days prior to the expiration of the initial term or any renewal thereof. Clearwire has also committed to use Motorola as its

100.0% exclusive supplier for specified Wireless Broad Band Infrastructure products until the fifth anniversary date of the agreement. After the fifth anniversary date the commitment is reduced to 51.0% (unaudited) for the remainder of the term.

Due to Clearwire’s continuing involvement in NextNet through the various agreements described above, the sale of NextNet was not classified as discontinued operations in the financial statements as it did not meet the discontinued operations criteria specified in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and EITF 03-13 Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining whether to report Discontinued Operations.

Other Agreements

Subscription Agreement — Clearwire and Motorola signed a Subscription Agreement on June 30, 2006, under which Motorola agreed to purchase 16,666,666 shares (unaudited) of Clearwire’s Class A common stock at $18.00 per share (unaudited) for a purchase price of $300.0 million (unaudited). The agreement with Motorola includes certain limited anti-dilution features. The transaction closed on August 29, 2006.

Common Stock Purchase Agreement — Clearwire and Intel Capital Corporation (“Intel Capital”), a Delaware corporation and wholly owned subsidiary of Intel Corporation (“Intel”), signed a Common Stock Purchase Agreement on June 28, 2006, under which Intel Capital agreed to purchase a total of 33,333,333 shares (unaudited) of Clearwire’s Class A and Class B common stock, 23,427,601 shares (unaudited) and 9,905,732 shares (unaudited), respectively, at $18.00 per share (unaudited) for a total purchase price of $600.0 million (unaudited). The agreement includes certain limited anti-dilution features which will terminate upon the closing of the Company’s initial public offering. The transaction closed on August 29, 2006.

Concurrently with the Common Stock Purchase Agreement, Clearwire and Intel entered into a mobile WiMAX network Collaboration Agreement (“Collaboration Agreement”). Under the Collaboration Agreement, Clearwire agreed to use commercially reasonable efforts to develop and deploy a mobile WiMAX network in the United States, and Intel agreed to use commercially reasonable efforts to cause certain WiMAX capable end user devices to be compatible for use on Clearwire’s network.

Preemptive Rights Exercises — In August 2006, in connection with the exercise of preemptive rights triggered by the sale of common stock to Intel and Motorola described above, Clearwire entered into subscription agreements with the holders of its outstanding stock of the sale of an aggregate of 8,603,116 shares of Clearwire’s Class A Common Stock at $18.00 per share for an aggregate purchase price of $154.9 million (unaudited). The agreements include certain limited anti-dilution features. The transactions closed in August and October of 2006.

Agreements with Bell Canada — In March 2005, Bell Canada (“Bell”), a Canadian telecommunications company which is a subsidiary of BCE Inc. (“BCE”), purchased 8,333,333 shares of Clearwire’s Class A common stock for $100.0 million. See Note 11, Stockholders’ Equity, for further details of the purchase of common stock. At the time of Bell’s investment in Clearwire, Bell, Clearwire and ERH also entered into a separate agreement and Bell and BCE Nexxia Corporation (“BCE Nexxia”), an affiliate of Bell, entered into a Master Supply Agreement (“Master Supply Agreement”) dated March 16, 2005 with Clearwire.

Under the Master Supply Agreement, Bell and BCE Nexxia provide or arrange for the provision of hardware, software, procurement services, management services and other components necessary for Clearwire to provide Voice over Internet Protocol (“VoIP”) services to their subscribers in the United States and provide day-to-day management and operation of the components and services necessary for Clearwire to provide these VoIP services. Clearwire has agreed to use Bell Canada and BCE Nexxia exclusively to provide such service unless such agreement violates the rights of third parties under its existing agreements. Bell and BCE Nexxia are Clearwire’s and its affiliates’ preferred providers of these services and applications in markets beyond the United States, to the extent permitted under its existing agreements. In addition to these services, the Master Supply Agreement grants Bell and BCE Nexxia certain rights with respect to future service offerings by Clearwire and its affiliates. Under the Master Supply Agreement, BCE Nexxia and Bell will be compensated by Clearwire either in shares of Clearwire’s Class A common stock or cash. The Master Supply Agreement can be terminated for convenience on twelve months notice by either party at any time beginning on or after October 1, 2007.

Investment by Intel Capital (Cayman) Corporation in Class A common stock — In October 2004, Intel Capital (Cayman) Corporation (“Intel Cayman”) completed the purchase of 3,333,333 shares of Clearwire’s Class A common stock for $6.00 per share. The investment was made by Intel in connection with a joint development and collaboration agreement dated October 13, 2004 pursuant to which the Company and Intel established a strategic relationship to develop the market segment for IEEE 802.16e-2005 Standard Broadband Wireless Access Systems/WiMAX. The parties agreed to collaborate on the development, testing and deployment of the technology to be utilized in these systems, which agreement was terminated in connection with Clearwire and Intel entering into that Mobile WiMAX Network Collaboration Agreement.

Transactions with HITN and its Affiliates — In November 2003, the Company entered into a Master Spectrum Agreement (“MSA”) with a third-party EBS license holder, the Hispanic Information and Telecommunications Network, Inc. (“HITN”). The founder and president of HITN is a member of Clearwire’s Board of Directors. The MSA provides for terms under which HITN leases excess capacity on certain of its EBS spectrum licenses to Clearwire. The licenses covered under the MSA include all of the spectrum rights acquired in the Clearwire Spectrum Corporation acquisition, plus access to an additional twelve markets in the United States. For each market leased by HITN to the Company under the MSA, the Company and HITN enter into a separate lease agreement which contains additional lease terms. The initial lease term is 15 years with one renewal for additional 15 years. The MSA also provides for additional shares of Class A common stock to be issued to HITN upon Clearwire reaching certain financial milestones.

In March 2004, the MSA between Clearwire and HITN was amended to provide, among other things, additional leased EBS spectrum capacity in an additional major metropolitan market. Additionally, Clearwire and HITN entered into a spectrum option agreement (the “Option Agreement”) whereby Clearwire has an option to enter into leases of spectrum for which HITN has pending EBS license applications upon grant of those licenses by the FCC. The lease terms and conditions would be similar to those under the MSA.

Total consideration for the above agreement and for the lease of spectrum pursuant to the Option Agreement was $22.1 million in cash and 2,829,717 shares of Class A common stock valued at $12.3 million.

Subsequent to the MSA, the Company entered into two other related agreements with ITFS Spectrum Advisors, LLC (“ISA”) and ITFS Spectrum Consultants LLS (“ISC”). The founder and president of HITN, also on Clearwire’s Board of Directors, is an owner of ISA and ISC, which are also affiliates of HITN. The agreements provided for payment to be provided to ISA and ISC in the form of warrants to purchase additional shares of Class A common stock in exchange for ISA and ISC providing opportunities for Clearwire to purchase or lease additional spectrum. Each of the agreements specifies a maximum consideration available under the agreement and, in 2005, the maximum consideration under the agreement with ISA has been reached.

For the years ended December 31, 2005 and 2004, ISA earned warrants to purchase 121,793 shares and 514,237 shares of Class A stock valued at $1,219,000 and $2,990,000, respectively. There were no warrants payable to ISA as of December 31, 2005. As of December 31, 2004, warrants to purchase 411,069 shares of Class A common stock valued at $2.5 million were payable to ISA.

For the year ended December 31, 2005, ISC earned approximately $823,000, of which $147,000 was paid in cash and warrants to purchase 63,963 shares of Class A common stock valued at $676,000. There were no warrants payable to ISC at December 31, 2005.

4.	INVESTMENTS IN CONSOLIDATED AFFILIATES AND EQUITY INVESTEES

The Company’s ownership interests in consolidated affiliates and equity investees are as follows:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)

Consolidated affiliates:
Banda Ancha S.A. (“BASA”)	100.0%	51.0%	—
Clearwire Ireland Limited (“CIL”)	97.6%	97.6%	75.5%
Mac Telecom, SA (“Belgium”)	60.2%	60.2%	60.2%
Equity Investees:
Danske Telecom A/S (“Danske”)	38.2%	38.2%	—
MVS Net S.A. de C.V. (“MVS Net”)	26.7%	26.7%	26.7%

Investments in Consolidated Affiliates

Spain — In December 2005, Clearwire entered into agreements to purchase a 100% equity ownership stake in BASA, an entity in Spain that owns fixed wireless spectrum licenses covering the entire country. The purchase occurred in two transactions: (1) a direct cash investment in December 2005 by Clearwire in BASA of approximately $6.2 million in exchange for an initial 51% stake; and (2) in February 2006 a purchase from BASA Holding Iberia S.L.U. (“BHI”) for all of its shares in BASA, which represents all of the remaining BASA shares not acquired by Clearwire in the first transaction, in exchange for 1,583,332 shares of Clearwire’s Class A common stock valued at $15.00 per share. The purchase was recorded in 2006 as a step acquisition of the 100% controlling interest in BASA’s business in accordance with SFAS No. 141, Business Combinations. The Company recorded $32.6 million (unaudited) of goodwill as of September 30, 2006 on the acquisition of BASA.

Ireland — CIL is a company that owns fixed wireless spectrum licenses in Ireland. During 2005, Clearwire made an additional cash investment in CIL of $9.6 million, increasing the ownership stake to 97.61%. The results of operations of CIL have been included in the Company’s results from the date of acquisition (September 2004), and the minority interest ownership reflected accordingly. Since March 2005, the minority interest’s share of losses has exceeded their ownership interest, as such the Company has been recognizing 100% of CIL’s losses in operations.

Belgium — Mac Telecom, SA is a company that owns fixed wireless spectrum licenses in Belgium. In 2005, the Company provided a loan of $7.6 million for continuing operations. At December 31, 2005 the Company had not yet opted to exercise the option to acquire additional regular shares. The results of operations of Mac Telecom have been included in the Company’s results from the date of acquisition (December 2004), and the minority interest ownership reflected accordingly. Subsequent to September 30, 2006, Clearwire Europe acquired the remaining shareholding interest in Mac Telecom, SA. The transaction closed on October 16, 2006.

Investments in Equity Investees

Denmark — Danske is a public limited company in Denmark. Danske is a telecommunications services provider holding spectrum licenses covering most of the major markets in Denmark. Danske offers wireless broadband Internet services to consumers and businesses in multiple markets in Denmark over a network deploying NextNet equipment. Clearwire acquired an equity interest in Danske in May 2005 for approximately $11.3 million. Revenues and related cost of goods and services sold to Danske by NextNet through August 29, 2006 have been eliminated, and Clearwire’s investment in Danske has been reduced for its proportionate share of losses.

Mexico — MVS Net is a Mexican telecommunications company with which Clearwire entered into an agreement and has invested a total of $22.9 million in exchange for a 26.7% interest in MVS Net. Clearwire also has an option to invest an additional $5.0 million at the same valuation as its initial investment until the third anniversary of the initial investment. The Company accounts for its investment in MVS Net under the equity method. Revenues and related costs of goods and services sold to MVS Net by NextNet through August 29, 2006 have been eliminated, and Clearwire’s investment in MVS Net as of September 30, 2006 has been reduced by approximately $7.5 million representing its proportionate share of losses.

5.	INVENTORY

Inventory as of September 30, 2006 (unaudited), December 31, 2005 and 2004 consisted of the following (in thousands):

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)

Raw materials	$—	$657	$5,653
Finished goods	1,308	9,588	10,597

	$1,308	$10,245	$16,250

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2006 (unaudited), December 31, 2005 and 2004 consisted of the following (in thousands):

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)

Network and base station equipment	$77,650	$42,110	$7,295
Customer premise equipment	38,390	17,000	1,090
Furniture, fixtures and equipment	17,265	15,962	4,677
Leasehold improvements	6,650	3,630	1,258
Construction in Progress	142,960	79,713	1,051

	282,915	158,415	15,371
Less accumulated depreciation and amortization	(34,262)	(12,831)	(2,245)

	$248,653	$145,584	$13,126

Interest capitalized for the nine months ended September 30, 2006 was $11.2 million (unaudited). Interest capitalized for the year ended December 31, 2005 was $2.3 million. There was no capitalized interest for the year ended December 31, 2004 and the period from October 27, 2003 (inception) through December 31, 2003.

Depreciation expense for the nine months ended September 30, 2006 and 2005 was $24.6 million (unaudited) and $6.3 million (unaudited), respectively. Depreciation expense for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003 was $10.9 million, $1.6 million and $27,000, respectively.

7.	GOODWILL, SPECTRUM LICENSES AND OTHER INTANGIBLE ASSETS

Spectrum licenses and other intangible assets as of September 30, 2006, December 31, 2005 and 2004 consisted of the following (in thousands):

					December 31
		September 30, 2006 (Unaudited)			2005			2004
		Gross		Net	Gross		Net	Gross		Net
	Useful	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Lives	Value	Amortization	Value	Value	Amortization	Value	Value	Amortization	Value

Goodwill	Indefinite	$32,644	$—	$32,644	$16,623	$—	$16,623	$9,209	$—	$9,209

Unamortized intangibles:
Spectrum licenses	Indefinite	137,293	—	137,293	97,715	—	97,715	35,684	—	35,684
Trade names and trademarks	Indefinite	—	—	—	1,200	—	1,200	1,200	—	1,200

		137,293	—	137,293	98,915	—	98,915	36,884	—	36,884

Amortizing intangible assets
Existing technology	7 years	—	—	—	4,100	(1,074)	3,026	4,100	(488)	3,612
Customer relationships	8 years	1,407	(72)	1,335	1,928	(435)	1,493	1,900	(198)	1,702
Patents and other	Up to 18 years	1,461	(145)	1,316	1,063	(47)	1,016	—	—	—
Spectrum licenses	Up to 24 years	27,622	(1,131)	26,491	10,849	(44)	10,805	—	—	—
Noncompete agreements	1 year	250	(56)	194	300	(300)	—	300	(250)	50

		30,740	(1,404)	29,336	18,240	(1,900)	16,340	6,300	(936)	5,364

Total		$200,677	$(1,404)	$199,273	$133,778	$(1,900)	$131,878	$52,393	$(936)	$51,457

Amortization expense for the nine months ended September 30, 2006 and 2005 was $1.8 million (unaudited) and $667,000 (unaudited), respectively. Amortization expense for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003 was $964,000, $936,000 and $0, respectively.

The changes in the carrying value of goodwill for the year ended December 31, 2005 and for the nine months ended September 30, 2006 is as follows (in thousands) (unaudited):

January 1, 2004	—
Goodwill acquired during the period	9,209
Goodwill disposed of during the period	—

December 31, 2004	9,209
Goodwill acquired during the period	7,414
Goodwill disposed of during the period	—

December 31, 2005	$16,623
Goodwill acquired during the period including effects of foreign currency translation of $1.6 million	25,373
Goodwill disposed of during the period	(9,352)

September 30, 2006	$32,644

Based on the identified intangible assets recorded as of December 31, 2005, prior to the NextNet disposal, future amortization of intangible assets is expected to be as follows (in thousands):

2006	$1,347
2007	1,347
2008	1,347
2009	1,347
2010	1,347
Thereafter	9,605

Total	$16,340

Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, impairments, changes in useful lives and other relevant factors.

Spectrum Licenses — Spectrum licenses authorize wireless carriers to use radio frequency spectrum, which are issued on both a site-specific and a wide-area basis, enabling wireless carriers to provide service to certain geographical areas in the United States. These licenses are generally acquired by the Company either directly from the governmental authority in the applicable country, which in the United States is the FCC, or through a business combination or an asset purchase, and are considered indefinite-lived intangible assets, except for the licenses acquired in Poland and Spain, which are subject to construction and/or operational and technical requirements. The FCC has routinely granted license renewals if the licensees provide substantial services in their licensed area and have complied with applicable rules and policies and the Communications Act of 1934, as amended. The Company believes that it has met and will continue to meet all requirements necessary to retain and secure renewal of its spectrum licenses. The Company’s spectrum licenses are carried at cost or, if acquired in a business combination, at an allocated amount based on the fair value.

The Company also leases spectrum licenses from third parties who hold the licenses. These leased spectrum licenses are accounted for as executory contracts, which are treated like operating leases, and are not included in the schedule of intangible assets above. Consideration paid to third-party holders of these leased licenses at the inception of a lease agreement is accounted for as prepaid spectrum license fees and is expensed over the term of the lease agreement, including renewal terms, as appropriate.

During the nine months ended September 30, 2006 and 2005, the Company issued total consideration, net of disposals of approximately $161.3 million (unaudited) and $57.2 million (unaudited), respectively, to acquire spectrum licenses. Of the total consideration paid during 2006, $53.3 million (unaudited) (comprised of $52.7 million (unaudited) in cash and $600,000 (unaudited) in the value of warrants and common stock) related to the purchased spectrum licenses and $108.0 million (unaudited) (comprised of $76.6 million (unaudited) in cash and $31.4 million (unaudited) in the value of warrants and common stock) related to the purchase of leased spectrum licenses. As of September 30, 2006, $63,000 (unaudited) was payable either in warrants or Class A common stock related to these items.

During the years ended December 31, 2005 and 2004, the Company incurred approximately $126.3 million and $66.7 million, respectively, to acquire spectrum licenses. Of the total paid during 2005, $72.9 million (comprised of $64.1 million in cash and $8.8 million in the value of warrants and common stock) related to the purchased spectrum licenses and $53.4 million (comprised of $38.8 million in cash and $14.6 million in the value of warrants and common stock) related to the purchase of leased spectrum licenses. As of December 31, 2005, $1.4 million was payable either in warrants or Class A common stock related to these items.

These licenses relate to spectrum that the Company is expected to use in connection with the deployment of its wireless broadband network. In accordance with SFAS No. 142, the Company performed its annual impairment test of indefinite-lived spectrum licenses as of October 1, 2005, and concluded that there was no impairment as the fair values of these intangible assets were greater than their carrying values.

Total spectrum licenses and prepaid spectrum license fees as of September 30, 2006 (unaudited), December 31, 2005 and 2004, is as follows (in thousands):

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)

Spectrum licenses, net	$163,784	$108,520	$35,684
Prepaid spectrum license fees, net	211,843	101,728	56,336

Total spectrum licenses and prepaid spectrum license fees	$375,627	$210,248	$92,020

For the nine months ended September 30, 2006 and 2005, the Company recorded amortization on the prepaid spectrum license fees of $4.3 million (unaudited) and $3.4 million (unaudited). For the nine months ended September 30, 2006 and 2005, the Company recorded amortization on the spectrum licenses of $1.1 million (unaudited) and $0 (unaudited), respectively.

For the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003, the Company recorded amortization on the prepaid spectrum license fees of $2.9 million, $1.3 million and $71,000, respectively. For the year ended December 31, 2005, the Company recorded amortization on the spectrum licenses of $44,000. For the year ended December 31, 2004 and the period from October 27, 2003 (inception) through December 31, 2003, there was no amortization recorded on the spectrum licenses.

8.	INCOME TAXES

Components of deferred tax assets and liabilities as of December 31, 2005 and 2004, were as follows (in thousands):

	2005	2004

Current deferred tax assets	$2,323	$441

Noncurrent deferred tax assets:
Net operating loss carryforward	77,692	23,117
Property, equipment and other long-term assets	407	1,061
Other	3,055	296

Total deferred tax assets	83,477	24,915
Valuation allowance	(67,090)	(18,703)

Net deferred tax assets:	16,387	6,212

Noncurrent deferred tax liabilities:
Spectrum licenses	13,423	3,640
Bond issuance cost — warrant valuation	5,355	—
Other intangibles	2,759	3,061

Total deferred tax liabilities	21,537	6,701

Net deferred tax liabilities	$5,150	$489

As of December 31, 2005, the Company had federal tax net operating loss carryforwards in the United States of approximately $159.8 million. Approximately $33.8 million of the net operating loss carryforward was acquired through acquisitions and will be subject to certain annual limitations imposed under Section 382 of the Internal Revenue Code of 1986. The net operating loss carryforwards will begin to expire in 2021. The Company had approximately $58.0 million of tax net operating loss carryforwards in the foreign jurisdictions as of December 31, 2005. The expiration dates for net operating losses in foreign jurisdictions vary by country.

The Company has recorded a valuation allowance against a significant portion of the deferred tax assets. Management has reviewed the facts and circumstances, including the limited history and the projected future tax losses, and determined that it is appropriate to reduce a portion of the gross deferred tax asset. The remaining deferred tax asset will be reduced by schedulable deferred tax liabilities. The net deferred tax liabilities are related to certain intangible assets, including certain spectrum assets, which are not amortized for book purposes. The net change in the valuation allowance for the years ended December 31, 2005 and 2004, was an increase of $48.4 million and $15.1 million, respectively. Net noncurrent deferred tax liabilities of $5.2 million are included in other long-term liabilities at December 31, 2005.

The Company incurred significant deferred tax liabilities related to the domestic spectrum licenses. Since there is no amortization on certain acquired spectrum licenses for book purposes and the Company cannot estimate the amount, if any, of deferred tax liabilities related to those acquired spectrum licenses which will reverse in future periods, the valuation allowance was increased accordingly. The Company continues to amortize acquired spectrum license for federal income tax purposes. The ongoing difference between book and tax amortization resulted in an additional deferred income tax provision of approximately $1.5 million for the year ended December 31, 2005.

The income tax provision consists of the following for the year ended December 31, 2005 (in thousands):

Deferred taxes, net
Federal	$1,389
State	70

Income tax provision	$1,459

For the year ended December 31, 2004 and for the period from October 27, 2003 (inception) to December 31, 2003 there was no income tax provision.

The income tax provision computed using the federal statutory rates is reconciled to the reported income tax provision as follows:

	2005	2004	2003

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	0.3	6.1	3.2
Other, net	(2.6)	(1.3)	—
Valuation allowance	(33.8)	(39.8)	(38.2)

Income tax (provision)	(1.1)%	—%	—%

9.	LONG-TERM DEBT

	September 30,	December 31,
	2006	2005
	(Unaudited)
	(In thousands)

11% Senior Secured Notes due in 2010, principal at maturity: $260.3 million	$213,472	$209,961
11% Additional Senior Secured Notes due in 2010, principal at maturity: $360.4 million	292,021	—
Secured $125.0 million loan from Morgan Stanley Senior Funding, Inc. due in 2009, 1% of principal due annually; residual at maturity	125,000	—
Secured $10.0 million loan from BCE Nexxia Corporation due in 2008, principal at maturity: $10.0 million	10,000	—

	640,493	209,961
Less: current portion	(1,250)	—

Total long-term debt	$639,243	$209,961

Credit Agreement (unaudited) — In August 2006, Clearwire signed a loan agreement with Morgan Stanley Senior Funding, Inc., Merrill Lynch Capital Corporation, and JP Morgan Chase Bank, N.A. for a term loan in the amount of $125.0 million. The loan is secured by certain assets of Clearwire entities, as specified in the loan agreement. The loan matures in August 2009. The proceeds of the loan are available for general corporate purposes.

The amount outstanding under the loan agreement bears interest at a rate based, at the Company’s option, on either the Eurodollar rate or the greater of a) the Prime Rate or b) the Federal Funds Effective Rate plus one-half of one percent. In each case, the interest rate is subject to an applicable margin. If the Company chooses a Eurodollar loan, the applicable margin is 6.75% per annum, otherwise the applicable margin is 5.75% per annum. If the loan is a Eurodollar loan, the Company may choose the length of the interest period, which may not exceed six months without the lenders’ consent, otherwise the interest period is each fiscal quarter. Accrued interest is generally payable at the end of each interest period, but for any period longer than three months, interest is payable at the end of each three month period. Principal payments in the amount of approximately $313,000 are to be made each quarter starting December 31, 2006. There were borrowings of $125.0 million outstanding under the Facility as of September 30, 2006, with a weighted average interest rate of 12.1%.

BCE Nexxia Corporation Financing (unaudited) — As required under the Master Supply Agreement with Bell Canada and BCE Nexxia Corporation (“BCE”) and in order to assist funding capital expenses and start-up costs associated with the deployment of Company services, BCE agreed to make available to Clearwire financing in the amount of $10.0 million. BCE funded the entire amount on June 7, 2006. The loan is secured by a security interest in the telecommunications equipment and property related to VoIP and bears interest at 7% per annum and is due and payable in full on July 19, 2008. At September 30, 2006, the Company had $222,000 accrued interest related to the BCE loan.

11% Senior Secured Notes due 2010 — In August 2005 the Company completed the sale of $260.3 million in principal amount of senior secured notes (the “Notes”) due 2010. In connection with the sale of the Notes, the Company also issued warrants (the “Warrants”) to the purchasers of the Notes entitling them to purchase up to 6,942,552 shares of the Company’s Class A common stock. In addition, the Company granted the purchasers of the Notes a one-time option to acquire up to an equivalent amount of additional Notes and Warrants for a period of 180 days following the issuance of the Notes which was exercised in February 2006 as the 11% Additional Senior Secured Notes due 2010. As of September 30, 2006 (unaudited) and December 31, 2005, $260.3 million in aggregate principal amount was outstanding under these Notes. As of September 30, 2006, the aggregate principal amount of the Notes was reduced by $46.9 million (unaudited), the unamortized portion of the proceeds allocated to the Warrants issued in connection with the Notes based on the relative fair value of the Notes and the Warrants. As of September 30, 2006 and December 31, 2005 the fair value of the Notes was approximately $278.3 million (unaudited) and $225.3 million, respectively.

11% Additional Senior Secured Notes due 2010 — In February 2006, the Company completed the sale of $360.4 million senior secured notes (the “Additional Notes”) to new and existing holders, which are due 2010. In connection with the sale of the Additional Notes, the Company also issued 9,609,334 Warrants to the purchasers of the Additional Notes entitling them to purchase shares of the Company’s Class A common stock. The terms of the Additional Notes and Warrants are substantially identical to the original Notes and Warrants. As of September 30, 2006, $360.4 million (unaudited) in aggregate principal amount was outstanding under the Additional Notes. As of September 30, 2006, the aggregate principal amount of the Additional Notes was reduced by $68.3 million (unaudited), the portion of the proceeds allocated to the Warrants issued in connection with the Additional Notes based on the relative fair value of the Additional Notes and the Warrants. As of September 30, 2006 the fair value of the Additional Notes was approximately $385.1 million (unaudited).

Interest on each of the Notes and Additional Notes is payable semi-annually on February 15 and August 15 at an annual rate of 11%. If the Company does not complete an initial public offering from which it receives gross proceeds equal to or in excess of $300.0 million or otherwise have its common stock listed on the New York Stock Exchange or NASDAQ Global Market with a market capitalization in excess of

$1.0 billion and a public float of at least $300.0 million (a “Qualified IPO”) before August 15, 2007, the interest rate increases to 12% per annum. For each subsequent year during the remaining term of the Notes in which no Qualified IPO occurs, the interest rate will increase by an additional 1% per annum up to a maximum interest rate of 14%.

Certain of the Company’s subsidiaries jointly and severally guarantee on a senior secured basis its obligations under the Notes and Additional Notes. Liens on all of the assets of these entities and their respective domestic subsidiaries secure each of the Notes and Additional Notes. In addition, the Company had purchased non-callable government securities as interest payment collateral for the Notes and Additional Notes. This amount is included in current and long-term restricted investments in the Company’s consolidated balance sheets. Such amount will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first four scheduled interest payments due on the Notes and Additional Notes. If the Company issues additional Notes pursuant to the Indenture (the “Indenture”) governing the Notes it will purchase and pledge additional non-callable government securities to provide for the payment in full of the first three scheduled interest payments due on such additional Notes.

The Company may choose to redeem the Notes in whole or in part at any time at a price equal to 102.5% of the principal amount of the Notes redeemed. The Company must, however, offer to redeem the Notes upon the occurrence of certain specified events which result in a change in control of us as set forth in the Indenture. The redemption price is equal to 102.5% of the principal amount of the Notes redeemed plus any accrued and unpaid interest payable thereon. In addition, upon redemption, the holders of the Notes being redeemed are entitled to receive a pro rata portion of any remaining interest payment collateral. After an asset sale, as defined in the Indenture, the Company, under certain conditions, must choose either to apply those proceeds to redeem Notes at 100.0% or to repurchase replacement assets or purchase the maximum principal amount of the Notes.

As long as the Notes are outstanding, the Company must comply with certain restrictive covenants in the Indenture that, among other things, limit its ability and/or the ability of its restricted subsidiaries to pay dividends on, redeem or repurchase its capital stock, incur additional indebtedness, create liens, sell assets and consolidate or merge with or into other companies.

Terms of the Warrants — Holders of Company Warrants issued in connection with the Notes may exercise their Warrants at any time after the earliest of a Qualified IPO, any other registration of its common stock or upon the completion of a change of control as defined in the Indenture. The Warrants expire on the later of August 5, 2010, or the second anniversary of the expiration of any lock-up period following a Qualified IPO.

The exercise price of the warrants is the lesser of $15.00 per share or, if applicable, the volume weighted average price of the Class A common stock for the first twenty trading days following expiration of any lock-up period following a Qualified IPO. The exercise price of the Warrants is also subject to adjustment upon any issuance by the Company of Class A common stock at a price below the then existing exercise price or upon any stock split, stock dividend, recapitalization or reorganization.

The Company granted the holders of the Warrants registration rights covering the shares subject to issuance under the Warrants and also granted pre-emptive rights to purchase shares of its capital stock, or securities or instruments convertible into or exchangeable or exercisable for shares of its capital stock that it issues after August 5, 2005, subject to certain limitations. These pre-emptive rights expire one year after the completion of a Qualified IPO of the Company’s capital stock satisfying certain thresholds.

Interest (Expense) Income, net — Interest (expense) income, net, included in the Company’s consolidated statement of operations, consists of the following for the nine months ended September 30, 2006 and September 30, 2005 and for the years ended December 31, 2005 and 2004 (in thousands):

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2006	2005	2005	2004
	(Unaudited)

Interest expense	$(47,911)	$(4,384)	$(11,605)	$—
Amortization of deferred financing costs	(2,419)	(354)	(898)	—
Amortization of long-term debt discount	(10,625)	(1,707)	(4,381)	—
Capitalized interest	11,214	700	2,261	—
Interest income	6,850	1,528	3,103	1,160

Interest (expense) income, net	$(42,891)	$(4,217)	$(11,520)	$1,160

10.	COMMITMENTS AND CONTINGENCIES

The Company’s commitments for non-cancelable operating leases consist mainly of spectrum licenses, office space, equipment and certain of its network equipment situated on leased sites, including land, towers and rooftop locations. Certain of the leases provide for minimum lease payments, additional charges and escalation clauses and generally have initial terms of five years with multiple renewal options for additional five-year terms totaling 20 to 25 years.

Future payments under spectrum license and operating lease obligations (including all optional renewal periods) as of December 31, 2005, are as follows (in thousands):

Years Ending December 31,	Spectrum	Operating Lease	Total

2006	$10,718	$14,992	$25,710
2007	10,844	14,893	25,737
2008	10,843	14,839	25,682
2009	10,782	14,828	25,610
2010	10,898	10,533	21,431
Thereafter, including all renewal periods	240,352	511	240,863

	$294,437	$70,596	$365,033

Rent expense for the nine months ended September 30, 2006 and 2005 was $6.1 million and $5.7 million, respectively (unaudited). Rent expense for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003 was $10.5 million, $1.4 million and $39,000, respectively.

Contingencies — In the normal course of business, Clearwire has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions will not have a material adverse impact on Clearwire’s financial condition or results of operations.

Indemnity Agreements — Flux Fixed Wireless, LLC (“FFW”), wholly owned by Mr. McCaw and ERH, and Clearwire entered into an Indemnification Agreement, dated November 13, 2003, pursuant to which Clearwire agreed to indemnify, defend and hold harmless FFW and any of its directors, officers, partners, employees, agents and spouses and each of its and their affiliates (each, an “Indemnitee”) to the fullest extent permitted by law for any claims made against an Indemnitee by reason of the fact that Indemnitee is, was or may be deemed a stockholder, director, officer, employee, controlling person, agent or fiduciary of Clearwire or any subsidiary of Clearwire. Clearwire is obligated to pay the expenses of any Indemnitee in connection with any claims which are subject to the agreement.

Clearwire is currently a party to, or contemplating entering into, similar indemnification agreements with certain other of its officers and each of the other members of its Board of Directors.

11.	SHAREHOLDERS’ EQUITY

Preemptive Rights Exercises (unaudited) — In August 2006, Clearwire entered into subscription agreements with the holders of its outstanding stock for the sale of an aggregate of 8,603,116 shares of Clearwire’s Class A common stock at $18.00 per share for an aggregate purchase price of $154.9 million. The agreements include certain limited anti-dilution features. The transactions closed on August 29, 2006, except for one agreement covering the sale of 1,222,222 shares which closed in October 2006.

In March 2005, Bell completed its purchase from Clearwire of 8,333,333 shares of its Class A common stock at a price of $12.00 per share, pursuant to a Subscription Agreement, Amended and Restated Stockholders Agreement (“Stockholders Agreement”) and Registration Rights Agreement between Bell and Clearwire dated March 16, 2005.

At the time of Bell’s investment in Clearwire, Bell, Clearwire and ERH also entered into a separate agreement, dated March 16, 2005 (“Separate Agreement”), and Bell and one of its affiliates entered into a master supply agreement with Clearwire. The Separate Agreement provides Bell with certain rights that are in addition to Bell’s rights under the Stockholders Agreement and Registration Rights Agreement. Among the rights granted to Bell under the Separate Agreement are the nomination of BCE’s Chief Executive Officer to Clearwire’s Board of Directors, anti-dilution protection, certain purchase rights, certain restrictions on the sale of Clearwire securities to Bell competitors and other limitations.

During the period from March through June 2005, in connection with the Bell investment, the Company completed private placements of 3,291,170 shares of Class A common stock at a price of $12.00 per share in which it received proceeds of $39.5 million. The private placement included existing Clearwire stockholders as well as new investors.

In October 2004, Intel completed the purchase of 3,333,333 shares of Clearwire’s Class A common stock for $6.00 per share. The investment was made by Intel in connection with a joint development agreement and collaboration agreement dated October 13, 2004. See Note 3, Strategic Transactions, for further information.

In August 2004, the Company completed a private placement of 26,666,666 shares of Class A common stock at a price of $6.00 per share. Mr. McCaw, through FFW and ERH, exercised pre-emptive rights and purchased additional shares in the private placement, acquiring 15,104,539 shares of the total 26,666,666 shares of Class A common stock sold.

Under Clearwire’s Certificate of Incorporation, as amended, it has the authority to issue 355,000,000 shares of capital stock at September 30, 2006 (unaudited) as follows:

•	300,000,000 shares of Class A common stock, par value $0.0001 per share;

•	50,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary description of the Company’s common stock:

Class A common stock — The holders of Class A common stock are entitled to one vote per share, on each matter submitted to a vote by the stockholders.

Class B common stock — The holders of Class B common stock are entitled to ten votes per share, on each matter submitted to a vote by the stockholders. Class B common stock is convertible at any time at the option of its holders into shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock.

Preferred Stock — May be divided into one or more series. Each series will have the preferences, limitations and relative rights as determined by the Board of Directors. No series of preferred stock have been designated by the Board of Directors.

Ranking — With respect to rights on liquidation, dissolution or similar events, each holder of Class A and Class B common stock will receive the same amount of consideration per share, except that Class B common stock holders may receive securities in the transactions with terms that entitle them to ten votes per share.

Common stock and warrants payable — The Company engaged several parties to obtain spectrum on its behalf in exchange for rights to receive its common stock and warrants. As the rights are earned over the period of an acquisition of spectrum, these obligations can be outstanding for a period of time until FCC approval or other milestones are met. The Company records common stock and warrants payable to recognize the timing difference when consideration has been received, but it has not yet issued securities.

12.	STOCK-BASED PAYMENTS

The Company has the following share-based arrangements, “The Clearwire Corporation 2003 Stock Option Plan” (the “Stock Option Plan”) and “The Clearwire Corporation Stock Appreciation Rights Plan” (the “SAR Plan”). These arrangements provide for performance incentives for certain officers, employees and individuals or companies who provide services. The compensation cost that has been charged against income for these plans for the nine months ended September 30, 2006 and 2005, the years ended December 31, 2005, 2004 and for the period from October 27, 2003 (inception) through December 31, 2003, is presented as follows (in thousands):

			Year Ended December 31,
					October 27, 2003
	Nine Months Ended				(inception) to
	September 30,				December 31,
	2006	2005	2005	2004	2003
	(Unaudited)

Cost of service	$717	$178	$204	$80	$—
Selling, general and administrative	7,649	1,748	2,338	1,788	125

Total(1)	$8,366	$1,926	$2,542	$1,868	$125

(1)	Included in the nine months ended September 30, 2006 is $67,000 (unaudited), net of forfeitures, of expense related to SAR’s. See below for further discussion.

Stock Option Plan — The Stock Option Plan provides for the granting of up to 16,666,666 qualified and nonqualified stock options. The options generally vest ratably based on four years of continuous service and expire no later than ten years after the date of grant.

Prior to January 1, 2006, the Company accounted for the Stock Option Plan under the recognition and measurement provisions of Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”). Stock options granted at prices below fair market value at the date of grant are considered compensatory, and compensation expense is deferred and recognized over the option vesting period using the graded vesting method. Compensation expense is based on the excess of the fair market value of the underlying common stock at the date of grant over the exercise price of the option.

The Company also granted stock options to employees of entities under common control who performed services to purchase shares of the Company’s Class A common stock. In accordance with EITF Issue No. 00-23 and SFAS No. 123(R), Share-Based Payment, (“SFAS No. 123(R)”), the fair value of such options was recorded as a dividend and a charge against additional paid-in capital on the line item, deferred stock-based compensation. A total $2.4 million (unaudited), $34,000, $1.3 million and $2.1 million was recorded for the nine months ended September 30, 2006, the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003, respectively.

On January 1, 2006, the Company applied SFAS No. 123(R) prospectively to new awards and to awards modified, repurchased, or cancelled on or after January 1, 2006. Stock-based compensation expense for all share-based payment awards granted on or after January 1, 2006 is based on the grant-date fair value estimated. These compensation costs are recognized net of a forfeiture rate and only on those shares expected to vest on a graded vesting schedule over the requisite service period of the award, which is generally the option vesting term of four years. An estimate of 3% is used for the annual forfeiture rate (unaudited) for the nine months ended September 30, 2006 based on its historical experience since the Company’s inception.

The Company continues to account for the outstanding awards at January 1, 2006 under APB 25 because it was considered a non-public entity at the date of adoption that used the minimum value method for pro forma disclosure under SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.

A summary of option activity from October 27, 2003 (inception) through September 30, 2006 is presented below:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Number of	Exercise	Term	Value
	Options	Price	(Years)	($000)(1)

Options outstanding — October 27, 2003 (Inception)	—	$—
Granted	1,433,330	2.25
Forfeited	—	—

Options outstanding — December 31, 2003	1,433,330	2.25	9.9	$1,034

Exercisable outstanding — December 31, 2003	—	—

Granted	5,496,656	5.22
Forfeited	(23,580)	3.84

Options outstanding — December 31, 2004	6,906,406	4.59	9.6	$9,327

Exercisable outstanding — December 31, 2004	1,079,327	2.76

Granted	1,215,311	10.74
Forfeited	(168,859)	6.18

Options outstanding — December 31, 2005	7,952,858	5.58	8.7	$68,953

Exercisable outstanding — December 31, 2005	2,652,614	3.99

Granted (unaudited)	3,832,474	16.92
Forfeited (unaudited)	(472,891)	10.95

Options outstanding — September 30, 2006 (unaudited)	11,312,441	9.21	8.5	$99,539

Exercisable outstanding — September 30, 2006 (unaudited)	3,582,675	$4.39	7.7	$48,756

(1)	The intrinsic value is calculated as the difference between the current stock price as of the period ended and the exercise price of the shares.

Information regarding stock options outstanding and exercisable as of September 30, 2006 (unaudited) is as follows:

	Options Outstanding
		Weighted
		Average		Options Exercisable
		Contractual	Weighted		Weighted
		Life	Average		Average
	Number of	Remaining	Exercise	Number of	Exercise
Exercise Price	Options	(In Years)	Price	Options	Price

$2.25	1,712,497	7.2	$2.25	1,233,333	$2.25
3.00	968,254	7.5	3.00	872,010	3.00
6.00	4,219,718	8.2	6.00	1,269,999	6.00
12.00	507,078	8.6	12.00	129,583	12.00
15.00	1,454,314	9.3	15.00	77,750	15.00
18.00	2,450,580	9.9	18.00	—	18.00

Total	11,312,441	8.5	$9.21	3,582,675	$4.39

Information regarding stock options outstanding and exercisable as of December 31, 2005 is as follows:

	Options Outstanding
		Weighted
		Average		Options Exercisable
		Contractual	Weighted		Weighted
		Life	Average		Average
	Number of	Remaining	Exercise	Number of	Exercise
Exercise Price	Options	(In Years)	Price	Options	Price

$2.25	1,754.163	8.0	$2.25	793,750	$2.25
3.00	979,346	8.0	3.00	787,089	3.00
6.00	4,358,196	8.9	6.00	1,071,775	6.00
12.00	518,328	9.3	12.00	—	12.00
15.00	342,825	9.9	15.00	—	15.00

Total	7,952,858	8.7	$5.58	2,652,614	$3.99

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the table below for the nine months ended September 30, 2006 and 2005, the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003. The volatility used is based on an average historical volatility from common shares of a group of the Company’s peers for an appropriate period of time. There is a 0% expected dividend yield as there are currently no future plans to pay any dividends. The expected life of options granted is based on the simplified calculation of expected life, described in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 (“SAB 107”) due to lack of option exercise. The risk-free interest rate is based on the zero-coupon U.S. Treasury bond, with a term equal to the expected life of the options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

	Employee
	Nine months ended		Non-employee
	September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(unaudited)
			(unaudited)

Expected volatility	68.44% - 78.62%	—	73.76%	80.31%
Expected dividend yield	—	—	—	—
Expected life (in years)	6.25	6.25	10	10
Risk-free interest rate	4.45% - 4.92%	3.74% - 4.41%	5.15%	4.20%
Weighted average fair value per option at grant date	$11.53	$2.31	$12.51	$5.12

	Employee			Non-Employee
	2005	2004	2003	2005	2004	2003

Expected volatility	—	—	—	80.31%	88.54%	93.91%
Expected dividend yield	—	—	—	—	—	—
Expected life (in years)	6.25	6.25	6.25	10	10	10
Risk-free interest rate	3.74% - 4.51%	3.31% - 4.35%	3.81%	4.20% - 4.23%	4.13% - 4.72%	4.30%
Weighted average fair value per option at grant date	$2.67	$1.26	$1.23	$5.12	$5.12	$2.73

The total fair value of options vested during the nine months ended September 30, 2006, the years ended December 31, 2005, 2004 and the period from October 27, 2003 (inception) through December 31, 2003 was $2.6 million (unaudited), $3.3 million, $1.1 million and $362,000, respectively. As of September 30, 2006, total unrecognized stock-based compensation costs related to non-vested stock options was $8.4 million (unaudited) and is expected to be recognized over a weighted average period of 3.7 years.

In connection with the sale of NextNet in August 2006, the Company modified the terms of the options and SARs previously granted to the employees of NextNet, in an effort to encourage NextNet employee retention. The vesting of 76,174 options and 125 SARs was accelerated and the exercise term of 722,507 options and 125 SARs was extended, resulting in $753,000 (unaudited) expense under SFAS No. 123(R) during the nine months ended September 30, 2006. The fair value of the modified awards and the fair value of the original awards immediately before the modification were measured by the Black-Scholes option pricing model based on the share price and other pertinent factors at the modification date.

On August 11, 2006, the Company extended the exercise term of 5,000 then unexpired and 57,782 then expired options owned by terminated employees to October 26, 2006. The exercise term extension of the unexpired options was accounted for as a modification under SFAS No. 123(R), and the fair value of the modified awards and the fair value of the original awards immediately before the modification were measured by the Black-Scholes option pricing model based on the share price and other pertinent factors immediately prior to the modification. The exercise term extension of the expired options was accounted for as a new grant of equity award under EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The fair value of the awards was measured by the Black-Scholes option pricing model based on the share price and other pertinent factors immediately prior to the modification. As a result of above, $807,000 (unaudited) of additional compensation expense was incurred during the nine months ended September 30, 2006.

Stock Option Plan — Restricted Stock — In April 2006 and June 2004, the Company issued 83,333 shares (unaudited) and 333,333 shares of restricted stock to a senior officer which vests in equal annual installments over a two-year period. The Company also agreed to reimburse the officer for the personal income tax liability associated with the restricted stock. Compensation expense related to these restricted stock grants of $797,000 (unaudited) and $875,000 (unaudited) was recorded for the nine months ended September 30, 2006 and 2005, respectively, and $1.0 million and $750,000 for the years ended December 31, 2005 and 2004, respectively. A summary of the status of the restricted stock as of September 30, 2006 and changes during the nine months ended September 30, 2006 is presented below:

	Number of	Weighted Average
	Shares	Grant-Date Fair Value

Restricted stock outstanding — January 1, 2006	333,333	$6.00
Granted (unaudited)	83,333	15.00
Cancelled (unaudited)	—	—

Restricted stock outstanding — September 30, 2006 (unaudited)	416,666	$7.80

As of September 30, 2006, there was $703,000 (unaudited) of total unrecognized compensation cost related to the unvested restricted stock, which is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested during the nine months ended September 30, 2006 and 2005 was $1.0 million (unaudited) and $1.0 million (unaudited), respectively and the years ended December 31, 2005 and 2004 was $1.0 million and $0, respectively.

SAR Plan (unaudited) — The SAR Plan was adopted in January 2006 and provides for the granting of up to 166,666 stock appreciation rights. The stock appreciation rights generally vest ratably over four years of continuous service and expire no later than ten years after the date of grant. The SAR Plan allows holders of these rights to share in the appreciation of the fair value of the Company’s Class A common stock. Settlement of these rights will be in cash, but these rights may be replaced at the Company’s discretion with an equivalent number of nonqualified options.

The Company accounts for grants under the SAR Plan under SFAS No. 123(R). SARs are recorded as liability awards as, cash settlement is anticipated, and are remeasured at fair value each reporting period until the awards are settled. The fair value is determined in the same manner as a stock option granted under the Stock Option Plan using the same assumptions and option-pricing model to estimate the fair value. Compensation expense for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value for each reporting period. For the nine months ended September 30, 2006, 157,274 (unaudited) net SARs were granted between $15.00 (unaudited) and $18.00 (unaudited). There were no exercisable SARs as of September 30, 2006. The Company recorded $67,000 (unaudited), net of forfeitures, of stock-based compensation expense for SARs grants for the nine months ended September 30, 2006. Of the total stock-based compensation expense recorded, $15,000 (unaudited) was included in cost of services and $52,000 (unaudited) was included in selling general and administrative. The stock-based compensation liability at September 30, 2006 for the requisite service that has been rendered was $66,000 (unaudited) and was included in other long-term liabilities.

Warrants — Warrants to purchase the Company’s Class A common stock were issued in connection with business combinations and the acquisition of spectrum or assets. Warrants are recorded in Class A common stock, warrants and additional paid-in capital at fair value at grant date.

A summary of warrant activity from October 27, 2003 (inception) through September 30, 2006 is presented below:

			Weighted-
			Average
			Remaining	Aggregate
		Weighted-	Contractual	Intrinsic
	Number of	Average	Term	Value
	Warrants	Exercise Price	(Years)	($000)(2)

Warrant outstanding — October 27, 2003 (Inception)	—	$—
Issued	375,000	3.00
Exercised	—	—

Warrants outstanding — December 31, 2003	375,000	3.00

Exercisable outstanding — December 31, 2003	375,000	3.00	9.9	—

Issued(1)	724,508	10.29
Exercised	—	—

Warrants outstanding — December 31, 2004	1,099,508	7.80	8.9	$1,744

Exercisable outstanding — December 31, 2004	1,082,075	7.74

Issued	7,811,105	13.74
Exercised	—	—

Warrants outstanding — December 31, 2005	8,910,613	13.02	5.0	$11,764

Exercisable outstanding — December 31, 2005	1,950,630	5.97

Issued (unaudited)	9,892,022	14.94
Exercised (unaudited)	—	—

Warrants outstanding — September 30, 2006 (unaudited)	18,802,635	$14.02	4.3	$74,749

Exercisable outstanding — September 30, 2006 (unaudited)	2,081,015	$6.35	4.3	$24,250

(1)	Includes 17,444 warrants related to the acquisition of NextNet that have not been issued.

(2)	The intrinsic value is calculated as the difference between the current stock price as of September 30, 2006 and the exercise price of the warrants.

The fair value of warrants granted is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions for the nine months ended September 30, 2006 (unaudited):

Expected volatility	73.76% - 88.54%
Expected dividend yield	—
Expected life (in years)	5-10
Risk-free interest rate	3.05% to 5.16%
Weighted average fair value per share at grant date	$9.84

The fair value of warrants granted is estimated on the date of grant using the Black-Scholes option pricing model using the following average assumptions for the years ended December 31, 2005, 2004 and for the period from October 27, 2003 (inception) through December 31, 2003:

	2005	2004	2003

Expected volatility	78.62% to 80.31%	88.54%	93.91%
Expected dividend yield	—	—	—
Expected life (in years)	6	10	10
Risk-free interest rate	3.89% to 4.61%	3.05% to 4.50%	4.29%
Weighted average fair value per share at grant date	$12.27	$1.89	$2.67

13.	NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with SFAS No. 128 for the nine months ended September 30, 2006 and 2005, for the years ended December 31, 2005 and 2004, and for the period October 27, 2003 (inception) through December 31, 2003. As the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.

The computations of diluted loss per share for the nine months ended September 30, 2006 and 2005, for the years ended December 31, 2005 and 2004, and for the period from October 27, 2003 (inception) through December 31, 2003, did not include the effects of the following options, restricted stocks and warrants as the inclusion of these securities would have been antidilutive.

	Nine Months Ended				October 27, 2003
	September 30,		Year ended December 31,		(inception) to
	2006	2005	2005	2004	December 31, 2003
	(Unaudited)

Stock options	11,312,441	7,664,725	7,952,858	6,906,406	1,433,330
Restricted stock	416,666	333,333	333,333	—	—
Warrants	18,802,635	8,734,122	8,910,613	1,099,508	375,000

	30,531,742	16,732,180	17,196,804	8,005,914	1,808,330

14.	COMPREHENSIVE LOSS

Comprehensive loss consists of two components, net income and other comprehensive income. Other comprehensive loss refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments from the Company’s subsidiaries not using the U.S. dollar as their functional currency and unrealized gains and losses on marketable securities categorized as available-for-sale.

Total comprehensive loss for the nine months ended September 30, 2006 was $187.6 million (unaudited) compared to a comprehensive loss of $90.4 million (unaudited) for the nine months ended September 30, 2005. Total comprehensive loss was $140.7 million and $32.8 million for the years ended December 31, 2005 and 2004, respectively. The primary difference between net loss as reported and comprehensive loss are foreign currency translation adjustments.

The components of accumulated other comprehensive income (loss) were as follows (in thousands):

	Year Ended December 31,
	2005	2004

Accumulated net unrealized income (loss) on available-for sale investments	$(24.3)	$87.3
Accumulated foreign currency translation	(458.0)	178.0

Total accumulated other comprehensive income (loss)	$(482.3)	$265.3

15.	GEOGRAPHIC INFORMATION

The Company operates as one reporting segment as of September 30, 2006. Due to the sale of NextNet on August 29, 2006, the Company modified its segment reporting under the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information from the two segments previously reported. The segment disclosures as of and for the years ended December 31, 2005 and 2004 have been recast to conform to the Company’s organizational structure.

The Company’s geographic results are as follows (in thousands):

	Revenues
				Period From
				October 27, 2003
				(inception)
				Through
	Nine Months Ended			December 31,	Total Long-Lived-Assets
	September 30,	Year Ended December 31,		2003	September 30,	December 31,
	2006	2005	2004	2003	2006	2005	2004
	(Unaudited)				(Unaudited)

United States	$65,150	$32,025	$15,228	$25	$570,201	$326,485	$95,482
Europe	11,288	1,429	50	—	97,509	62,427	29,540

Total	$76,438	$33,454	$15,278	$25	$667,710	$388,912	$125,022

16.	EMPLOYEE BENEFIT PLANS

401(k) Plan — In connection with Clearwire’s merger with NextNet in March 2004, the Company acquired NextNet’s 401(k) Plan and amended the Plan to become the Clearwire Corporation 401(k) Plan effective July 1, 2004. This defined contribution plan covers all employees. Participants may contribute up to 60% of their compensation in any plan year, subject to an annual limitation. Employer contributions may be made at the discretion of the Company’s Board of Directors. To date, there have been no Company contributions made to the Plan.

In connection with Clearwire’s merger with NextNet in March 2004, we acquired NextNet’s 401(k) plan, and amended the plan to become the Clearwire Corporation 401(k) Plan (the “Plan”) effectively July 1, 2004. This defined contribution plan covers all employees meeting certain eligibility criteria. Participants may contribute up to 60% of their compensation in any plan year, limited by an annual maximum amount as determined by the Internal Revenue Service. Employer contributions may be made at the discretion of our Board of Directors. To date, there have been no company contributions made to the Plan. The Plan continued after the August 29, 2006 sale of NextNet to Motorola and the NextNet employees were given the option of leaving their past contributions with the existing plan or rollover their contributions to another qualified contribution plan. Effective January 1, 2007, the Company will match 50% of employees contributions, up to 3% of total employee compensation. The contributions will vest over a three year period commencing on the employees hired dates.

Until July 1, 2004, the Company offered a 401(k) Plan to eligible employees as part of a 401(k) Plan administered by ERH. Under the Plan, employees were eligible for matching contributions after six months of service for 100% of the employees’ contributions, up to 5% of total employee compensation. There were no matching contributions by the Company in 2004. The employees on this Plan transferred into the Clearwire Corporation 401(k) Plan in 2005.

The Company also acquired CTI’s 401(k) Plan in November 2003. The Company intends to terminate this plan in 2006. Upon termination of the Plan, the funds for prior CTI employees will be transferred to the current Clearwire Corporation 401(k) Plan or disbursed to the participants.

17.	RELATED PARTY TRANSACTIONS

Clearwire has a number of strategic and commercial relationships with third-parties that have had a significant impact on Clearwire’s business, operations and financial results and have the potential to have a similar impact in the future. Of these, the material relationships have been with ERH, HITN, ISA, ISC and Bell Canada, all of which are or have been related parties.

Relationships among Certain Stockholders, Directors, and Officers of Clearwire — At December 31, 2005, ERH is the holder of all of Clearwire’s outstanding Class B common stock and approximately 30% of Clearwire’s outstanding Class A common stock. Due to the transactions described elsewhere in this document, ERH held approximately 65% of the Company’s outstanding Class B common stock and approximately 16% of its outstanding Class A common stock as of September 30, 2006 (unaudited). Eagle River Inc. (“ERI”) is the manager of ERH. Each entity is controlled by Mr. McCaw. Mr. McCaw and his affiliates have significant investments in other telecommunications businesses, some of which may compete with Clearwire currently or in the future. Subject only to the noncompete provisions of the stockholder’s agreement, Mr. McCaw and his affiliates will likely continue to make additional investments in telecommunications businesses.

ERH also holds 18.4% of the Company’s long-term outstanding notes as of December 31, 2005 and 3.7% as of September 30, 2006 (unaudited). As of December 31, 2005, the notes held by ERH consisted of $48.0 million face value, or $38.7 million of net discounts for warrants. As of September 30, 2006 (unaudited), the notes held by ERH consisted of $23.0 million face value, or $19.0 million net of discounts for warrants. As of December 31, 2005 and September 20, 2006 (unaudited), ERH holds warrants entitling it to purchase 1,280,000 and 613,333 shares of the Company’s Class A common stock. During the nine months ended September 30, 2006 (unaudited), ERH sold $25.0 million of the notes and warrants it held from the August 2005 note issuance to an unrelated party.

ERH earned accrued interest relating to the notes in the amount of $3.1 million for the year-end December 31, 2005 and $3.2 million for the nine-month period ended September 30, 2006 (unaudited). ERH received a $2.5 million (unaudited) and a $1.3 million (unaudited) payment for accrued interest in February 2006 and August 2006, respectively. There were no interest payments on the debt during 2005.

In addition to acting as officers and directors of Clearwire, certain individuals provide services to Eagle River, ERI, ERH and their affiliates for which they are compensated. Any compensation provided is in addition to the compensation paid to such individuals by Clearwire, except for Mr. McCaw and certain other individuals who do not directly receive additional compensation from Clearwire (see Advisory Services Agreement below).

Advisory Services Agreement — Clearwire and ERI have entered into an Advisory Services Agreement, dated November 13, 2003 (the “Advisory Services Agreement”). Clearwire engaged ERI to provide advisory and consulting services, including without limitation, advice as to the development, ownership and operation of communications services, advice concerning long-range planning and strategy for the development and growth of Clearwire, advice and support in connection with its dealings with federal, state and local regulatory authorities, advice regarding employment, retention and compensation of employees and assistance in short-term and long-term financial planning.

In exchange for the services, Clearwire agreed to pay ERI an annual advisory fee of $800,000 plus any out-of-pocket expenses incurred by ERI. The annual advisory fee covers certain overhead expenses incurred by ERI on behalf of Clearwire, including expenses related to providing administrative support and office space to Messrs. McCaw, Wolf and Kauser and compensation for services provided to Clearwire by certain personnel of ERI. Except for compensation indirectly resulting from fees received by ERI under the

Advisory Services Agreement, Mr. McCaw does not receive any compensation directly from Clearwire. During the fiscal years ended December 31, 2003, 2004, 2005 and for the nine months ended September 30, 2006, the Company paid ERI fees of $107,000, $800,000, $800,000 and $600,000 (unaudited), respectively and expense reimbursements of $341,000, $125,000, $296,000 and $679,000 (unaudited), respectively under this agreement.

Pursuant to the Advisory Services Agreement, in 2003 Clearwire also issued to ERH warrants to purchase 375,000 shares of Class A common stock at an exercise price of $3.00 per share, which may be exercised any time within 10 years of the issuance of the warrants. As of September 30, 2006, the remaining life of the warrant was 7.1 years (unaudited).

Subscription Agreement — Clearwire and FFW entered into a subscription agreement in November 2003. Pursuant to this agreement in 2004, FFW received 11,537,672 shares of Class B common stock in exchange for $27.0 million in cash and additional spectrum licenses valued at $7.6 million. Clearwire accounted for the transaction as a transaction between entities under common control.

Commercial Agreements with NextNet — ERH and NextNet entered into a master purchase agreement, support services agreement and escrow agreement (the “Commercial Agreements”) in July 2003. Under the Commercial Agreements, NextNet agreed to sell its standard products and to provide support services in connection with the products sold to ERH and its affiliates, with some products being sold at a substantial discount to NextNet’s standard prices. NextNet also agreed to develop enhanced products based on specification submitted by ERH. The Commercial Agreements also grants ERH certain exclusive rights to distribute NextNet equipment in various countries around the world. As of December 31, 2005, ERH had not requested any development of enhanced products, nor had it elected to distribute NextNet equipment to any country other than Canada. For the years ended December 31, 2005 and 2004, NextNet sold $9.7 million and $6.9 million of equipment, with a cost of $1.9 million and $3.1 million, respectively, to ERH under this agreement. This agreement was terminated upon the sale of NextNet to Motorola in August 2006.

NextNet and MVS Net Joint Development Agreement — Under a joint development agreement (“JDA”), dated April 2002, between MVS Net and NextNet, NextNet agreed to provide MVS Net with certain equipment, software and systems engineering services for use in deploying a broadband wireless service in Mexico. The agreement contemplates two phases, a rollout of service in Mexico City, Guadalajara or Monterrey, Mexico and required $5.5 million in purchases under the JDA by MVS Net. The term of the JDA is ten years and includes a three-year exclusivity provision for MVS Net to be the only authorized purchaser of NextNet equipment in Mexico, subject to satisfying certain purchase commitments. The exclusivity period will extend if the service rollout is completed with a three-year period and MVS Net continues to purchase NextNet products and services. The Company accounts for its investment in MVS Net under the equity method. Revenue and related costs of goods and services sold to MVS Net under the JDA from March 16, 2004 through December 31, 2005 have been eliminated, and Clearwire’s investment in MVS Net has been reduced for its proportionate share of losses. This agreement has been transferred to Motorola as a part of the NextNet sale in August 2006.

Nextel Undertaking — Clearwire and Mr. McCaw entered into an agreement and undertaking in November 2003, pursuant to which Clearwire agreed to comply with the terms of a separate agreement between Nextel and Mr. McCaw. The agreement provides Nextel the following rights until October 3, 2006: (1) Nextel had the right to swap certain channels of owned or leased BRS or EBS with entities controlled by Mr. McCaw, including Clearwire; and (2) Nextel had a right of first refusal on a sale by Clearwire of certain owned or leased BRS and EBS spectrum to a third-party. The right of first refusal generally does not apply to spectrum acquired after August 13, 2004. This agreement is binding on the Company so long as the Company is a “controlled affiliate” of Mr. McCaw as defined therein. Under the terms of the agreement, Nextel notified Clearwire of its request to swap certain channels. This swap is pending. There were no payments made to Nextel under this agreement in 2005 or 2004 or during the nine months ended September 30, 2006 and 2005 (unaudited).

Intel Collaboration Agreement (unaudited) — On June 28, 2006, Clearwire entered into a collaboration agreement with Intel, to develop, deploy and market a co-branded mobile WiMAX service offering in the United States, that will target users of certain WiMAX enabled notebook computers, ultramobile PCs, and other mobile computing devices containing Intel microprocessors. Both parties have committed to make certain contributions to the development, promotion and marketing of this service, which will be available only over our mobile WiMAX network.

The Company and Intel have agreed to share the revenues received from subscribers using Intel mobile computing devices on the Company’s domestic mobile WiMAX network. Intel will also receive a one time fixed payment for each new Intel mobile computing device activated on our domestic mobile WiMAX network once the Company has successfully achieved substantial mobile WiMAX network coverage across the United States. For the period ended September 30, 2006 (unaudited), Clearwire has not paid any amounts under this agreement.

Motorola Agreements (unaudited) — Simultaneously with the sale of NextNet, certain commercial agreements between Clearwire and Motorola were entered into for the purchase of certain infrastructure and supply inventory from infrastructure and NextNet. Under these agreements, Clearwire will be committed to purchase no less than $150.0 million of equipment products from Motorola in the first two years after the effective date, subject to Motorola continuing to satisfy certain performance requirements and other conditions. The Company is also committed to purchase all Expedience modems and Expedience PC cards we provide to the Company’s subscribers for a period of five years and 51% for the remainder of the term of the agreement if certain conditions are met. Refer to Note 3 for further details.

18.	RESTATEMENT

Subsequent to the issuance of the Company’s 2005 consolidated financial statements and unaudited interim financial statements for the period ended September 30, 2006, management determined that the methodology previously applied for allocating tower costs and internet access costs, based on a pro-rata share of revenue, between cost of services and cost of equipment, was inappropriate. Such costs were attributable to cost of services and should not have been allocated to cost of equipment. As a result, the Company has restated the accompanying consolidated statements of operations for the years ended December 31, 2005 and 2004. The Company has also restated the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 2006 and 2005. In addition, management determined that amounts paid to acquire the rights to leased spectrum assets of $36.1 million were inappropriately presented as cash outflows from investing activities for the unaudited period ended September 30, 2006, rather than as cash outflows from operating activities. As a result, the Company has corrected the classification of such payments as cash flows from operating activities in the accompanying unaudited consolidated statement of cash flows for the period ended September 30, 2006. The Company also made an insignificant reclassification of amounts between financing and operating activities. The restatement has no effect on previously reported consolidated net loss or loss per share and has no effect on cash flows, liquidity, or financial position.

The effects of this restatement on the consolidated financial statements are as follows (in thousands):

	As previously
	reported	Adjustment	As restated

Statement of Operations
For the nine months ended September 30, 2006 (unaudited)
Cost of service	$21,272	$12,727	$33,999
Cost of equipment	$32,401	$(12,727)	$19,674
For the nine months ended September 30, 2005 (unaudited)
Cost of service	$1,987	$4,082	$6,069
Cost of equipment	$10,541	$(4,082)	$6,459

	As previously
	reported	Adjustment	As restated

For the year ended December 31, 2005
Cost of service	$4,233	$8,853	$13,086
Cost of equipment	$19,336	$(8,853)	$10,483
For the year ended December 31, 2004
Cost of service	$162	$2,869	$3,031
Cost of equipment	$12,685	$(2,869)	$9,816
Statement of Cash Flows
For the nine months ended September 30, 2006 (unaudited)
Change in prepaid spectrum license fees	$(14,412)	$(36,098)	$(50,510)
Net cash used in operating activities	(138,537)	(38,082)	(176,619)
Payments for acquisitions of spectrum licenses and other	(74,868)	36,098	(38,770)
Net cash used in investing activities	(511,386)	36,098	(475,288)

19.  SUBSEQUENT EVENTS (UNAUDITED)

On January 19, 2007, the Company’s Board of Directors approved a reverse stock split, to be effective prior to effectiveness of the Company’s contemplated initial public offering. Upon the effectiveness of the reverse stock split, each three shares of Class A common stock will be combined into one share of Class A common stock and each three shares of Class B common stock will be combined into one share of Class B common stock. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

Through and including          , 2007 (the 25th day after this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

20,000,000 Shares

Clearwire Corporation

Class A Common Stock

PROSPECTUS

Merrill Lynch & Co.	Morgan Stanley	JPMorgan

Wachovia Securities	Bear, Stearns & Co. Inc.	Citigroup	Jefferies & Company

Raymond James	ThinkEquity Partners LLC	Stifel Nicolaus

        , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee and the NASD fee are estimated. The missing amounts will be filed by amendment.

Amount
(In thousands)

SEC Registration Fee	$62
Nasdaq Global Market Listing Fee	*
NASD Fee	58
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Printing Fees and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous	*

Total	$

_ _

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware allows a corporation to eliminate the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation contains a provision that eliminates the personal liability of directors to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, to the fullest extent permitted by Delaware General Corporation Law. It also contains provisions that provide for the indemnification of directors of the company for third party actions and actions by or in the right of the company that mirror Section 145 of the Delaware General Corporation Law.

In addition, the Company’s certificate of incorporation states that it shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the corporation would have the power to indemnify such person against such liability under Delaware General Corporate Law. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Service as a director, officer, employee or agent or another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by us, are conclusively presumed to be serving in such capacity upon the Company’s request. Persons who become or remain directors after the date of adoption of the indemnity provisions are presumed to rely on them in entering into or remaining in such service.

Item 15.	Recent Sales of Unregistered Securities.

The following sets for the information regarding unregistered securities sold by the registrant since October 27, 2003 (inception).

Offerings

(1)	From June 2004 through August 2004, the registrant issued and sold 26,666,666 shares of common stock at an offering price of $6.00 per share for a total of $160,000,000. 15,335,916 shares were sold to existing stockholders (of which 13,199,582 shares were sold to Flux Fixed Wireless, LLC, and 1,904,954 were sold to Eagle River Holdings, LLC, affiliates of the registrant), for which the registrant received cash consideration of $92,015,500 and the remaining 11,330,750 shares were sold to accredited investors for cash consideration of $67,984,500. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(2)	In March 2005 the registrant issued and sold 9,957,835 shares of common stock to accredited investors at offering price of $12.00 per share for cash consideration of $119,494,048. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(3)	In June 2005 the registrant issued and sold 1,666,663 shares of common stock to accredited investors at an offering price of $12.00 per share for cash consideration of $20,000,000. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(4)	From August 2005 through February 2006 the registrant issued and sold to accredited investors Senior Notes in the amount of $620,695,659 and 16,551,886 warrants to purchase common stock at an exercise price of $15.00 per share. The issuance and sale of such notes was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(5)	In August 2006 the registrant issued and sold 47,475,157 shares of common stock to accredited investors at an offering price of $18.00 per share for cash consideration of $854,552,910. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act, Regulation S promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(6)	In August 2006 the registrant issued and sold 9,905,732 shares of Class B common stock to an accredited investor at an offering price of $18.00 for cash consideration of $178,303,182. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act, and under Section 4(2) of the Securities Act.

(7)	In October 2006 the registrant issued and sold 1,222,222 shares of common stock to accredited investors at an offering price of $18.00 for cash consideration of $21,999,996. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Regulation S promulgated under the Securities Act.

Spectrum Acquisitions

(1)	From November 2003 through May 2004 the registrant issued and sold 3,543,905 shares of common stock to HITN, an affiliate of the registrant and an accredited investor at a per share price of $3.00 per share for a total of $10,631,714 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(2)	In October 2004 the registrant issued and sold 671,142 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $4,026,852 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(3)	In October 2004 the registrant issued and sold 10,885 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $65,310 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(4)	In October 2004 the registrant issued and sold 92,198 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $553,190 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(5)	In October 2004 the registrant issued and sold 125,625 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $753,750 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(6)	In November 2004 the registrant issued and sold 115,562 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $693,370 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(7)	In November 2004 the registrant issued and sold 485,359 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $2,912,154 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(8)	In November 2004 the registrant issued and sold 69,337 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $416,022 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(9)	In November 2004 the registrant issued and sold 485,359 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $2,912,154 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(10)	From February 2005 through October 2005 the registrant issued and sold 34,704 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $208,222 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(11)	In February 2005 the registrant issued and sold 71,274 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $427,642 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(12)	In May 2005 the registrant issued and sold 100,000 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $600,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(13)	From May 2005 through July 2005 the registrant issued and sold 95,925 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $575,548 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(14)	In October 2005 the registrant issued and sold 22,079 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $132,476 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(15)	In October 2005 the registrant issued and sold 22,079 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $132,474 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(16)	In October 2005 the registrant issued and sold 14,175 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $85,050 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(17)	In October 2005 the registrant issued and sold 58,333 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $350,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(18)	In November 2005 the registrant issued and sold 416,666 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $2,500,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(19)	In November 2005 the registrant issued and sold 166,666 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $1,000,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(20)	In November 2005 the registrant issued and sold 166,666 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $1,000,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(21)	In December 2005 the registrant issued and sold 17,222 shares of common stock to an accredited investor at a per share price of $15.00 per share for a total of $258,330 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(22)	In June 2005 the registrant issued and sold 118,205 shares of common stock to HITN, an affiliate of the registrant and an accredited investor at a per share price of $6.00 per share for a total of $709,228 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(23)	From September 2005 through November 2005 the registrant issued and sold 34,275 shares of common stock to HITN, an affiliate of the registrant and an accredited investor at a per share price of $15.00 per share for a total of $514,120 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(24)	In January 2006 the registrant issued and sold 133,333 warrants to purchase common stock with an exercise price of $15.00 per share in connection with the acquisition of spectrum. The issuance and sale of such warrants was effected without registration Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(25)	In May 2006 the registrant issued and sold 20,000 shares of common stock to an accredited investor at per share price of $15.00 per share for a total of $300,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(26)	In August 2006 registrant issued and sold 2,222,222 shares of common stock to accredited investors at a per share price of $18.00 per share for a total of $40,000,002 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) of the Securities Act.

(27)	In October 2006 the registrant issued and sold 400,000 shares of common stock to accredited investors at a per share price of $18.00 per share for total of $7.2 million in connection with the acquisition of spectrum pursuant to a stock purchase agreement signed on August 2, 2006. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Regulation S promulgated.

Stock Acquisitions

(1)	In November 2003 the registrant issued and sold 2,569,792 shares of common stock to an accredited investor at a per share price of $3.00 per share in connection with the acquisition of Clearwire Technologies, Inc. and its subsidiaries. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Sections 4(2) and 4(6) of the Securities Act

(2)	From November 2003 through December 2004 the registrant issued and sold 18,690,953 shares of Class B common stock to an accredited investor at a per share price of $3.00 per share for a total of $56,072,860 in connection with the acquisition of Fixed Wireless Holdings, LLC. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(3)	From March 2004 through May 2004 the registrant issued and sold 4,623,126 shares of common stock and 1,023,446 warrants to purchase common stock with an exercise price of $12.00 per share to accredited investors in connection with the merger transaction with NextNet Wireless, Inc. 17,445 warrants are subject to reversion to the registrant pursuant to the transaction documents. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(4)	In May 2005 the registrant issued and sold 86,029 shares of common stock to accredited investors at a per share price of $6.00 per share for a total of $516,182 in connection with the acquisition of Unison Wireless, Inc. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(5)	In January 2006 the registrant issued and sold to an accredited investor 47,543 shares of common stock to accredited investors at a per share price of $15.00 per share. 4,935 shares were issued to a spectrum consultant or broker for a total of $74,025, and the remaining 42,608 were issued to stockholders for a total of $639,125 in connection with the acquisition of WinBeam, Incorporated. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(6)	In February 2006 the registrant issued and sold 1,583,333 shares of common stock to an accredited investor at a per share price of $15.00 for a total of $23,750,000 in connection with the acquisition of Banda Ancha S.A. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Regulation S promulgated under the Securities Act.

(7)	In April 2006 the registrant issued and sold 23,333 shares of common stock at a per share price of $15.00 for a total of $350,000 in connection with the acquisition of Wi-Com Consulting, Inc. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

Consultant, Advisory, and Joint Development Agreements

(1)	In November 2003 the registrant issued and sold warrants to purchase 375,000 shares of common stock to COM Holdings, LLC, an affiliate of the registrant and an accredited investor at an exercise price of $3.00 per share in connection with certain advisory services. The issuance and sale of such warrants was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(2)	In October 2004 the registrant issued and sold 3,333,333 shares of common stock to an accredited investor at a per share price of $6.00 per share for a total of $20,000,000 in connection with and investment and joint development agreement. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(3)	From February 2005 through August 2006 the registrant issued and sold 82,936 warrants to purchase common stock to ITFS Spectrum Consultants LLC, an affiliate of Mr. Rodriguez and an accredited investor at an exercise price of $.15 per share in connection with a consultant agreement. The issuance and sale of such warrants was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(4)	From April 2004 through December 2005 the registrant issued and sold 636,050 warrants to purchase common stock to ITFS Spectrum Advisors LLC, an affiliate of Mr. Rodriguez and an accredited investor at an exercise price of $.003 per share in connection with an advisory agreement. The issuance and sale of such warrants was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(5)	In February 2006 the registrant issued and sold 4,217 shares of common stock to an accredited investor at a per share price of $6.00 per share in connection with a consultant agreement. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(6)	In August 2006 the registrant issued and sold 838 shares of common stock to an accredited investor at a per share price of $18.00 per share in connection with a consultant agreement. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

Director, Officer and Employee Compensation

(1)	In August 2004 the registrant issued 333,333 share of restricted stock to an executive officer of the registrant at a per share price of $6.00 per share for a total of $2,000,000 pursuant to a restricted stock grant agreement. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(2)	In January 2005 the registrant issued 5,708 shares of common stock to directors of the registrant at a per share price of $6.00 per share in connection with director compensation. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(3)	In July 2005 the registrant issued 542 shares of common stock to directors of the registrant at a per share price of $12.00 per share in connection with director compensation. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(4)	In December 2005 the registrant issued 4,933 shares of common stock to directors at a per share price of $15.00 per share in connection with director compensation. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(5)	In April 2006, the registrant issued 83,333 shares of common stock at a value of $15.00 per share. The issuance and sale of such restricted shares was effected without registration under the

Securities Act in reliance on the exemption from registration provided under Sections 4(2) and 4(6) of the Securities Act.

(6)	In July 2006, the registrant issued 751 shares of common stock to directors as a directors’ fee in lieu of compensation. The issuance and sale of such restricted shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(7)	From December 2003 to December 2006, the registrant has issued directors, officers and employees options to purchase 12,087,933 shares of common stock with per share exercise prices ranging from $2.25 to $18.00, 58,079 of which have been exercised. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 701 of the Securities Act.

(8)	Since January 2006, the registrant has issued to employees 169,550 stock appreciation rights to employees with a base value of $15.00 per stock appreciation right, none of which have been exercised. The issuance and sale of such stock appreciation rights was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 701 of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

1.1	Form of Underwriting Agreement.†
3.1	Third Amended and Restated Certificate of Incorporation of Clearwire Corporation.*
3.2	Amended and Restated Bylaws.*
4.1	Form of stock certificate for Class A common stock.†
4.2	Amended and Restated Stockholders Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.*
4.3	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation, Clearwire Holdings, Inc. and Hispanic Information and Telecommunications Network, Inc.*
4.4	Registration Rights Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.*
4.5	Registration Rights Agreement dated August 5, 2005 among Clearwire Corporation and certain buyers of the Senior Secured Notes.*
4.6	Investor Rights Agreement dated August 29, 2006 among Clearwire Corporation, Intel Pacific, Inc. and Motorola, Inc.‡*
4.7	Securities Purchase Agreement dated August 5, 2005 among Clearwire Corporation and the buyers of the Senior Secured Notes, as amended February 16, 2006.*
4.8	Indenture dated August 5, 2005 among Clearwire Corporation, Clearwire LLC, Fixed Wireless Holdings, LLC, NextNet Wireless, Inc. and The Bank of New York, as Trustee, as supplemented February 16, 2006.*
4.9	Form of Senior Secured Note, due 2010.*
4.10	Form of Warrant.*
5.1	Opinion of Davis Wright Tremaine LLP.†
9.1	Voting Agreement dated August 29, 2006 between Clearwire Corporation, Intel Pacific, Inc., Intel Capital Corporation and Eagle River Holdings, LLC.*
10.1	Advisory Services Agreement dated November 13, 2003 between Flux U.S. Corporation and COM Holdings, LLC.*
10.2	Indemnification Agreement dated November 13, 2003 among Flux Fixed Wireless, LLC and Flux U.S. Corporation.*

10.3	Form of Indemnification Agreement.*
10.4	Letter Agreement dated April 1, 2004 between Clearwire Corporation and Ben Wolff.*
10.5	Letter Agreement dated April 26, 2004 between Clearwire Corporation and Nicolas Kauser.*
10.6	Letter Agreement dated April 27, 2004 between Clearwire Corporation and R. Gerard Salemme.*
10.7	Employment Agreement dated June 28, 2004 between Clearwire Corporation and Perry Satterlee.*
10.8	Letter Agreement dated March 2, 2005 between Clearwire Corporation and John Butler.*
10.9	Clearwire Corporation 2003 Stock Option Plan, as amended.*
10.10	Agreement dated March 5, 2003 among Nextel Communications, Inc., Digital Radio, LLC and Craig O. McCaw.*
10.11	Amendment to Agreement dated March 5, 2003, dated October 3, 2003, among Nextel Communications, Inc., Digital Radio, L.L.C. and Craig O. McCaw.*
10.12	Agreement and Undertaking dated November 13, 2003 between Flux U.S. Corporation and Craig O. McCaw.*
10.13	Master Spectrum Acquisition Agreement dated November 13, 2003 between Flux U.S. Corporation and Hispanic Information and Telecommunications Network, Inc.*
10.14	First Addendum and Amendment to the Master Spectrum Acquisition Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.*
10.15	ITFS Capacity Use and Royalty Agreement dated November 13, 2003 between Hispanic Information and Telecommunications Network, Inc. and Fixed Wireless Holdings, LLC.*
10.16	Spectrum Access and Loan Facility Agreement dated May 24, 2005 among Clearwire Corporation, Hispanic Information and Telecommunications Network, Inc. and HITN Spectrum, LLC.*
10.17	Warrant Agreement dated November 13, 2003 by and between Flux U.S. Corporation and ITFS Spectrum Advisors LLC.*
10.18	Letter Agreement dated March 29, 2004 from Clearwire Corporation to ITFS Spectrum Advisors LLC.*
10.19	Spectrum Acquisition Consulting Agreement dated February 1, 2005 by and between Clearwire Corporation and ITFS Spectrum Consultants LLC.*
10.20	Letter Agreement dated February 1, 2005 from Clearwire Corporation to ITFS Spectrum Consultants LLC.‡*
10.21	Amendment and Consent dated February 1, 2005 between Clearwire Corporation to ITFS Spectrum Advisors LLC and ITFS Spectrum Consultants LLC.*
10.22	Second Amendment and Consent dated April 26, 2006, by and among Clearwire Corporation and ITFS Spectrum Consultants LLC.*
10.23	Spectrum Option Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.‡*
10.24	EBS Capacity Use and Royalty Agreement dated September 15, 2005 between Hispanic Information and Telecommunications Network, Inc. and Clearwire Spectrum Holdings LLC.‡*
10.25	Form of Subscription Agreement dated August 18, 2006.*
10.26	Market Operation, Spectrum Lease and Sublicense Agreement dated October 22, 2004 by and among the Sprint subsidiaries listed on Schedule R-1 and Fixed Wireless Holdings, LLC.‡*
10.27	Stock Purchase Agreement dated September 30, 2004 among Craig Wireless Honolulu Inc., Craig Wireless Nevada Inc., Craig Wireless Systems Inc. and Fixed Wireless Holdings, LLC, as amended on November 30, 2004.*
10.28	Stock Purchase Agreement dated October 22, 2004 between Clearwire Corporation and Kenneth A. Jonsson, as amended on January 11, 2005.*

10.29	Subscription Agreement dated March 8, 2005 between Clearwire Corporation and Bell Canada.*
10.30	Master Supply Agreement dated March 16, 2005 among Clearwire Corporation, Clearwire LLC, Bell Canada and BCE Nexxia Corporation.‡*
10.31	Side Agreement dated March 16, 2005 between Clearwire Corporation, Eagle River Holdings, LLC and Bell Canada.‡*
10.32	Credit Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada, as amended February 2006.*
10.33	Security Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.*
10.34	Movable Hypothec Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.*
10.35	Purchase Agreement dated June 6, 2005 among Wireless One of North Carolina, LLC, WaveTel NC License Corporation, WaveTel, L.L.C., WaveTel TN LLC and Fixed Wireless Holdings, LLC.‡*
10.36	Equipment Lease Agreement dated June 30, 2005 between Clearwire Corporation and 6311458 Canada Ltd.*
10.37	Purchase Agreement dated September 9, 2005 between Baypoint St. Louis, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.‡*
10.38	Purchase Agreement dated September 9, 2005 among St. Lou E, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.‡*
10.39	Vendor Agreement dated September 27, 2005 between Best Buy Purchasing LLC and Clearwire LLC.‡*
10.40	Subscription Service Addendum to Vendor Agreement dated September 27, 2005 between Best Buy Stores, L.P. and Clearwire LLC.‡*
10.41	Co-Marketing Agreement dated September 14, 2006 between Circuit City Stores, Inc. and Clearwire US LLC.‡*
10.42	Purchase and Sale Agreement dated October 24, 2005 between Nextel Spectrum Acquisition Corp. and Clearwire Spectrum Holdings LLC, as amended on December 12, 2005.‡*
10.43	Stock Purchase Agreement dated November 7, 2005 between the shareholders of WinBeam, Incorporated and Clearwire Spectrum Holdings LLC.*
10.44	Purchase Agreement dated November 8, 2005 between Comspec Corporation and Clearwire Spectrum Holdings LLC.‡*
10.45	Bundled Wireless Broadband Services Agreement dated November 23, 2005 between Clearwire LLC and America Online, Inc.‡*
10.46	Subscription Agreement dated June 30, 2006 between Motorola, Inc. and the Clearwire Corporation.*
10.47	Side Agreement dated June 30, 2006 between Motorola, Inc. and the Clearwire Corporation.*
10.48	Amended and Restated Limited Liability Company Agreement dated July 12, 2006, between Clearwire US LLC and Shichinin LLC.*
10.49	Loan Agreement dated August 21, 2006 among Clearwire Corporation, the several lenders from time to time parties thereto, JPMorgan Chase Bank, Merrill, Lynch, Pierce, Fenner & Smith Inc. and Morgan Stanley Senior Funding, Inc.*
10.50	Guarantee and Collateral Agreement dated August 21, 2006 made by Clearwire Corporation and certain of its subsidiaries in favor of Morgan Stanley Senior Funding, Inc.*
10.51	Common Stock Purchase Agreement dated June 28, 2006 between Clearwire Corporation and Intel Pacific, Inc.‡*
10.52	Mobile Wimax Network Collaboration Agreement dated June 28, 2006 between Clearwire Corporation and Intel Corporation.‡*
10.53	Stock Purchase Agreement dated June 30, 2006 between Motorola, Inc., Clearwire Corporation and NextNet Wireless, Inc.‡*

10.54	Clearwire Corporation 2007 Annual Performance Bonus Plan.*
10.55	Wireless Broadband System Services Agreement dated August 29, 2006 between Motorola and Clearwire US LLC.‡*
10.56	Wireless Broadband System Infrastructure Agreement dated August 29, 2006 between Motorola and Clearwire US LLC.‡*
10.57	Wireless Broadband CPE Supply Agreement dated August 29, 2006 between Motorola and Clearwire US LLC.‡*
10.58	Side Letter Agreement dated June 28, 2006 between Intel Pacific, Inc., Eagle River Holdings, LLC and Clearwire Corporation.*
10.59	Master Royalty and Use Agreement dated July 31, 2006 between Clearwire Spectrum Holdings II LLC, Chicago Instructional Technology Foundation, Inc., Denver Area Educational Telecommunications Consortium, Inc., Instructional Telecommunications Foundation, Inc., North American Catholic Educational Programming Foundation, Inc., Portland Regional Educational Telecommunications Corporation, Twin Cities Schools Telecommunications Group, Inc., and other licensees who may become parties to the agreement.‡*
10.60	Master Royalty and Use Agreement dated October 4, 2006 between Clearwire Spectrum Holdings II LLC and Hispanic Information and Telecommunications Network, Inc.‡*
10.61	Membership Interest Purchase Agreement dated August 9, 2006 among Clearwire Spectrum Holdings II LLC and the parties thereto.‡*
10.62	Purchase Agreement dated August 8, 2006 between SpeedNet LLC, Clearwire Spectrum Holdings II LLC and Clearwire Corporation.‡*
10.63	Educational Broadband Service Long Term De Facto Transfer Lease Agreement dated December 22, 2006.‡*
10.64	Office Lease Agreement dated October 12, 2006, between Carillon Properties (Landlord) and Clearwire Corporation (Tenant).*
10.65	Securities Purchase Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.*
10.66	Investment Agreement, dated December 7, 2005, by and between Banda Ancha S.A., BASA Holding Iberia S.L.U. and Clearwire Europe S.A.R.L.*
10.67	Indemnification Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.*
10.68	MAC Telecom Stock Purchase Agreement dated August 2, 2006 between Clearwire Europe S.A.R.L., and the individuals and entities listed on the Exhibit thereto.*
10.69	MTH Stock Purchase Agreement dated August 2, 2006 between Clearwire Europe S.A.R.L., Axel Beghin, Charles du Bunsen, Nicholas du Chastel and Matthew Ridgwell.*
10.70	Clearwire Corporation 2007 Stock Compensation Plan.*
21.1	List of subsidiaries.*
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1).†
24.1	Powers of Attorney (included on signature page).*

*	Previously Filed.

**	Flux U.S. Corporation changed its name to Clearwire Corporation effective February 24, 2004, and as a result all references to Flux U.S. Corporation in this index are now to Clearwire Corporation.

†	To be filed by amendment.

‡	Confidential treatment requested.

Item 17.	Undertakings.

1. The undersigned Registrants hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kirkland, Washington, on this 13th day of February, 2007.

Clearwire Corporation

By:	/s/ Benjamin G. Wolff
Name: Benjamin G. Wolff

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on February 13, 2007.

Signature	Title

* Craig O. McCaw	Chairman of the Board

* Benjamin G. Wolff	Director (Principal Executive Officer)

* John A. Butler	Chief Financial Officer (Principal Financial and Accounting Officer)

* Nicolas Kauser	Director

* R. Gerard Salemme	Director

* David Perlmutter	Director

* Peter L. S. Currie	Director

* Richard Emerson	Director

Signature	Title

Arvind Sodhani	Director

* Michael J. Sabia	Director

* Stuart M. Sloan	Director

*By:	/s/ Benjamin G. Wolff
Benjamin G. Wolff
Attorney-in-fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.†
3.1	Third Amended and Restated Certificate of Incorporation of Clearwire Corporation.*
3.2	Amended and Restated Bylaws.*
4.1	Form of stock certificate for Class A common stock.†
4.2	Amended and Restated Stockholders Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.*
4.3	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation, Clearwire Holdings, Inc. and Hispanic Information and Telecommunications Network, Inc.*
4.4	Registration Rights Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.*
4.5	Registration Rights Agreement dated August 5, 2005 among Clearwire Corporation and certain buyers of the Senior Secured Notes.*
4.6	Investor Rights Agreement dated August 29, 2006 among Clearwire Corporation, Intel Pacific, Inc. and Motorola, Inc.‡*
4.7	Securities Purchase Agreement dated August 5, 2005 among Clearwire Corporation and the buyers of the Senior Secured Notes, as amended February 16, 2006.*
4.8	Indenture dated August 5, 2005 among Clearwire Corporation, Clearwire LLC, Fixed Wireless Holdings, LLC, NextNet Wireless, Inc. and The Bank of New York, as Trustee, as supplemented February 16, 2006.*
4.9	Form of Senior Secured Note, due 2010.*
4.10	Form of Warrant.*
5.1	Opinion of Davis Wright Tremaine LLP.†
9.1	Voting Agreement dated August 29, 2006 between Clearwire Corporation, Intel Pacific, Inc., Intel Capital Corporation and Eagle River Holdings, LLC.*
10.1	Advisory Services Agreement dated November 13, 2003 between Flux U.S. Corporation and COM Holdings, LLC.*
10.2	Indemnification Agreement dated November 13, 2003 among Flux Fixed Wireless, LLC and Flux U.S. Corporation.*
10.3	Form of Indemnification Agreement.*
10.4	Letter Agreement dated April 1, 2004 between Clearwire Corporation and Ben Wolff.*
10.5	Letter Agreement dated April 26, 2004 between Clearwire Corporation and Nicolas Kauser.*
10.6	Letter Agreement dated April 27, 2004 between Clearwire Corporation and R. Gerard Salemme.*
10.7	Employment Agreement dated June 28, 2004 between Clearwire Corporation and Perry Satterlee.*
10.8	Letter Agreement dated March 2, 2005 between Clearwire Corporation and John Butler.*
10.9	Clearwire Corporation 2003 Stock Option Plan, as amended.*
10.10	Agreement dated March 5, 2003 among Nextel Communications, Inc., Digital Radio, LLC and Craig O. McCaw.*
10.11	Amendment to Agreement dated March 5, 2003, dated October 3, 2003, among Nextel Communications, Inc., Digital Radio, L.L.C. and Craig O. McCaw.*
10.12	Agreement and Undertaking dated November 13, 2003 between Flux U.S. Corporation and Craig O. McCaw.*
10.13	Master Spectrum Acquisition Agreement dated November 13, 2003 between Flux U.S. Corporation and Hispanic Information and Telecommunications Network, Inc.*

10.14	First Addendum and Amendment to the Master Spectrum Acquisition Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.*
10.15	ITFS Capacity Use and Royalty Agreement dated November 13, 2003 between Hispanic Information and Telecommunications Network, Inc. and Fixed Wireless Holdings, LLC.*
10.16	Spectrum Access and Loan Facility Agreement dated May 24, 2005 among Clearwire Corporation, Hispanic Information and Telecommunications Network, Inc. and HITN Spectrum, LLC.*
10.17	Warrant Agreement dated November 13, 2003 by and between Flux U.S. Corporation and ITFS Spectrum Advisors LLC.*
10.18	Letter Agreement dated March 29, 2004 from Clearwire Corporation to ITFS Spectrum Advisors LLC.*
10.19	Spectrum Acquisition Consulting Agreement dated February 1, 2005 by and between Clearwire Corporation and ITFS Spectrum Consultants LLC.*
10.20	Letter Agreement dated February 1, 2005 from Clearwire Corporation to ITFS Spectrum Consultants LLC.‡*
10.21	Amendment and Consent dated February 1, 2005 between Clearwire Corporation to ITFS Spectrum Advisors LLC and ITFS Spectrum Consultants LLC.*
10.22	Second Amendment and Consent dated April 26, 2006, by and among Clearwire Corporation and ITFS Spectrum Consultants LLC.*
10.23	Spectrum Option Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.‡*
10.24	EBS Capacity Use and Royalty Agreement dated September 15, 2005 between Hispanic Information and Telecommunications Network, Inc. and Clearwire Spectrum Holdings LLC.‡*
10.25	Form of Subscription Agreement dated August 18, 2006.*
10.26	Market Operation, Spectrum Lease and Sublicense Agreement dated October 22, 2004 by and among the Sprint subsidiaries listed on Schedule R-1 and Fixed Wireless Holdings, LLC.‡*
10.27	Stock Purchase Agreement dated September 30, 2004 among Craig Wireless Honolulu Inc., Craig Wireless Nevada Inc., Craig Wireless Systems Inc. and Fixed Wireless Holdings, LLC, as amended on November 30, 2004.*
10.28	Stock Purchase Agreement dated October 22, 2004 between Clearwire Corporation and Kenneth A. Jonsson, as amended on January 11, 2005.*
10.29	Subscription Agreement dated March 8, 2005 between Clearwire Corporation and Bell Canada.*
10.30	Master Supply Agreement dated March 16, 2005 among Clearwire Corporation, Clearwire LLC, Bell Canada and BCE Nexxia Corporation.‡*
10.31	Side Agreement dated March 16, 2005 between Clearwire Corporation, Eagle River Holdings, LLC and Bell Canada.‡*
10.32	Credit Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada, as amended February 2006.*
10.33	Security Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.*
10.34	Movable Hypothec Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.*
10.35	Purchase Agreement dated June 6, 2005 among Wireless One of North Carolina, LLC, WaveTel NC License Corporation, WaveTel, L.L.C., WaveTel TN LLC and Fixed Wireless Holdings, LLC.‡*
10.36	Equipment Lease Agreement dated June 30, 2005 between Clearwire Corporation and 6311458 Canada Ltd.*
10.37	Purchase Agreement dated September 9, 2005 between Baypoint St. Louis, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.*‡
10.38	Purchase Agreement dated September 9, 2005 among St. Lou E, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.*‡

10.39	Vendor Agreement dated September 27, 2005 between Best Buy Purchasing LLC and Clearwire LLC.‡*
10.40	Subscription Service Addendum to Vendor Agreement dated September 27, 2005 between Best Buy Stores, L.P. and Clearwire LLC.‡*
10.41	Co-Marketing Agreement dated September 14, 2006 between Circuit City Stores, Inc. and Clearwire US LLC.‡*
10.42	Purchase and Sale Agreement dated October 24, 2005 between Nextel Spectrum Acquisition Corp. and Clearwire Spectrum Holdings LLC, as amended on December 12, 2005.‡*
10.43	Stock Purchase Agreement dated November 7, 2005 between the shareholders of WinBeam, Incorporated and Clearwire Spectrum Holdings LLC.*
10.44	Purchase Agreement dated November 8, 2005 between Comspec Corporation and Clearwire Spectrum Holdings LLC.‡*
10.45	Bundled Wireless Broadband Services Agreement dated November 23, 2005 between Clearwire LLC and America Online, Inc.‡*
10.46	Subscription Agreement dated June 30, 2006 between Motorola, Inc. and the Clearwire Corporation.*
10.47	Side Agreement dated June 30, 2006 between Motorola, Inc. and the Clearwire Corporation.*
10.48	Amended and Restated Limited Liability Company Agreement dated July 12, 2006, between Clearwire US LLC and Shichinin LLC.*
10.49	Loan Agreement dated August 21, 2006 among Clearwire Corporation, the several lenders from time to time parties thereto, JPMorgan Chase Bank, Merrill, Lynch, Pierce, Fenner & Smith Inc. and Morgan Stanley Senior Funding, Inc.*
10.50	Guarantee and Collateral Agreement dated August 21, 2006 made by Clearwire Corporation and certain of its subsidiaries in favor of Morgan Stanley Senior Funding, Inc.*
10.51	Common Stock Purchase Agreement dated June 28, 2006 between Clearwire Corporation and Intel Pacific, Inc.‡*
10.52	Mobile Wimax Network Collaboration Agreement dated June 28, 2006 between Clearwire Corporation and Intel Corporation.‡*
10.53	Stock Purchase Agreement dated June 30, 2006 between Motorola, Inc., Clearwire Corporation and NextNet Wireless, Inc.‡*
10.54	Clearwire Corporation 2007 Annual Performance Bonus Plan.*
10.55	Wireless Broadband System Services Agreement dated August 29, 2006 between Motorola and Clearwire US LLC.‡*
10.56	Wireless Broadband System Infrastructure Agreement dated August 29, 2006 between Motorola and Clearwire US LLC.‡*
10.57	Wireless Broadband CPE Supply Agreement dated August 29, 2006 between Motorola and Clearwire US LLC.‡*
10.58	Side Letter Agreement dated June 28, 2006 between Intel Pacific, Inc., Eagle River Holdings, LLC and Clearwire Corporation.*
10.59	Master Royalty and Use Agreement dated July 31, 2006 between Clearwire Spectrum Holdings II LLC, Chicago Instructional Technology Foundation, Inc., Denver Area Educational Telecommunications Consortium, Inc., Instructional Telecommunications Foundation, Inc., North American Catholic Educational Programming Foundation, Inc., Portland Regional Educational Telecommunications Corporation, Twin Cities Schools Telecommunications Group, Inc., and other licensees who may become parties to the agreement.‡*
10.60	Master Royalty and Use Agreement dated October 4, 2006 between Clearwire Spectrum Holdings II LLC and Hispanic Information and Telecommunications Network, Inc.‡*
10.61	Membership Interest Purchase Agreement dated August 9, 2006 among Clearwire Spectrum Holdings II LLC and the parties thereto.‡*

10.62	Purchase Agreement dated August 8, 2006 between SpeedNet LLC, Clearwire Spectrum Holdings II LLC and Clearwire Corporation.‡*
10.63	Educational Broadband Service Long Term De Facto Transfer Lease Agreement dated December 22, 2006.‡*
10.64	Office Lease Agreement dated October 12, 2006, between Carillon Properties (Landlord) and Clearwire Corporation (Tenant).*
10.65	Securities Purchase Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.*
10.66	Investment Agreement, dated December 7, 2005, by and between Banda Ancha S.A., BASA Holding Iberia S.L.U. and Clearwire Europe S.A.R.L.*
10.67	Indemnification Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.*
10.68	MAC Telecom Stock Purchase Agreement dated August 2, 2006 between Clearwire Europe S.A.R.L., and the individuals and entities listed on the Exhibit thereto.*
10.69	MTH Stock Purchase Agreement dated August 2, 2006 between Clearwire Europe S.A.R.L., Axel Beghin, Charles du Bunsen, Nicholas du Chastel and Matthew Ridgwell.*
10.70	Clearwire Corporation 2007 Stock Compensation Plan.*
21.1	List of subsidiaries.*
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1).†
24.1	Powers of Attorney (included on signature page).*

*	Previously Filed.

**	Flux U.S. Corporation changed its name to Clearwire Corporation effective February 24, 2004, and as a result all references to Flux U.S. Corporation in this index are now to Clearwire Corporation.

†	To be filed by amendment.

‡	Confidential treatment requested.